18


Follow-Up
Materials


06012619

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5217 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/18/06

ANNUALREPORT2005

82-5217

AR/S
12-31-05



KUMBA RESOURCES

	12-months ended 31 December 2005	12-months ended 31 December 2004	Years ended 30 June 2003	2002
RATIOS				
Profitability and asset management				
Return on net assets (%)*	**59**	26	25	42
Return on ordinary shareholders' equity				
- Attributable earnings (%)*	**33**	12	15	24
- Headline earnings (%)	**37**	14	16	27
Return on invested capital (%)	**49**	14	14	23
Return on capital employed (%)	**59**	17	17	27
Operating margin (%)*	**31**	16	16	22
Solvency and liquidity				
Net financing cost cover (times) – EBIT*	**16**	5	4	7
Net financing cost cover (times) – EBITDA*	**20**	7	7	9
Current ratio (times)	**2**	2	2	1
Net-debt-to-equity (%)	**19**	29	39	22
Net debt to earnings before interest, tax depreciation and amortisation (times)	**0,3**	0,9	1,3	0,5
Number of years to repay interest-bearing debt	**1**	2	3	1
Productivity				
Average number of employees	**10 097**	9 691	10 574	9 636
Revenue per employee (R'000)	**1 185**	899	706	745

1. Ratios for previous years have been adjusted to reflect changes in accounting standards and definitions.
** Hope Downs settlement proceeds excluded.*



Operating margin* **Revenue and total assets** **Net financing cost cover – EBITDA***


%
Rand million
Times
2004
2005
Revenue
Total assets

Net debt and net debt to equity ratio **Return on equity, invested capital and capital employed**


Net debt (Rm)
Net debt to equity ratio (%)
%
2004
2005
Net debt
Net debt to equity ratio
Return on equity*
Return on invested capital
Return on capital employed

Net debt to EBITDA

Times

2004 2005

** Hope Downs settlement proceeds excluded.*

highlight

Record productio and buoyant sales volun

Revenue up 37%

Net operating profit up 171%, excluding Hope Downs settlement

Headline earnings per share up 219%

Final dividend of 160 cents per share (540 cent per share for the financ year including the speci dividend)

Net debt to equity ra of 19%





GROUP REVIEW AT A GLANCE

Abridged financial statements	Compound annual growth rate[5] %	12-months ended 31 December 2005 Audited Rm	12-months ended 31 December 2004[1] Unaudited Restated[2] Rm	Years ended 30 June 2003 Restated[2] Rm	2002 Audited Rm
INCOME STATEMENTS					
Revenue	19,3	**11 962**	8 709	7 469	7 182
Net operating profit (including impairment charges and goodwill amortisation)	48,3	**4 887**	1 368	1 189	1 608
Net financing costs		**(231)**	(287)	(244)	(242)
Investment and equity income/(loss)		**7**	(23)	2	83
Taxation		**(1 412)**	(330)	(229)	(465)
Minority interest		**(61)**	(90)		(8)
Add back items for headline earnings		**(817)**	96	66	122
Headline earnings	40,7	**2 373**	734	784	1 098
Headline earnings per share (cents) (restated)	36,1	**781**	245	265	385
Dividends per share (cents)[3]		**540**	125	60	85
Average realised exchange rate (R/US$)		**6,36**	6,51	9,01	10,18
CASH FLOW STATEMENTS					
Cash flow from normal operations		**1 407**	1 455	780	2 184
Proceeds on sale of property, plant and equipment		**23**	50	44	25
Capital expenditure		**(1 044)**	(886)	(1 386)	(1 085)
(Acquisition)/disposal of intangible fixed assets		**(11)**	3		
Increase in cash resources on disposal/acquisition of a controlling interest in subsidiaries		**2**		366	
Investments realised/(acquired)		**1 176**	(10)	(34)	(50)
Ticor minority buy out		**(1 174)**			
Foreign currency translations		**80**	(79)	(8)	(9)
Share issue proceeds		**128**			393
Unbundling costs					(44)
Non-cash increase in loans due to joint ventures now consolidated		**(1)**			
Cash flows included above relating to non-interest-bearing debt				2	
Non-cash flow movements in net debt of the group arising from currency translation differences		**(109)**	185	(181)	(16)
Non-cash flow movements in net debt of the group arising from special purpose entities			(22)	(18)	
Increase in net debt on acquisition of a controlling interest in subsidiaries				(891)	
Loans from/(to) minority shareholders		**2**	(3)	95	
Decrease/(increase) in net debt		**479**	693	(1 231)	1 398

	Compound annual growth rate[5] %	At 31 December 2005 Audited Rm	At 31 December 2004[1] Restated[2] Rm	At 30 June 2003 Restated[2] Rm	At 30 June 2002 Audited Rm
GROUP BALANCE SHEETS					
Assets					
Non-current assets					
Property, plant and equipment	13,5	**8 826**	8 476	8 205	5 710
Biological assets		**28**	31	29	
Intangible assets		**61**	71	98	
Goodwill			(53)	(80)	23
Investments in associates and joint ventures		**95**	85	118	1 184
Deferred taxation		**339**	258	154	423
Financial assets		**392**	286	272	212
Current assets					
Inventories, trade and other receivables		**3 547**	2 713	2 679	1 977
Cash and cash equivalents		**1 483**	1 297	964	679
Non-current assets classified as held for sale		**11**			
Total assets	15,6	**14 782**	13 164	12 439	10 208
Equity and liabilities					
Capital and reserves					
Shareholders' equity	19,8	**7 377**	5 289	4 895	4 816
Minority interest		**9**	1 197	1 191	487
Total shareholders' interest	17,2	**7 386**	6 486	6 086	5 303
Non-current liabilities					
Interest-bearing borrowings		**1 963**	2 331	2 801	882
Other long-term payables		**604**	609	388	178
Non-current provisions		**727**	599	355	389
Deferred taxation		**1 006**	1 040	1 055	1 204
Current liabilities					
Interest-bearing borrowings		**911**	836	537	940
Other		**2 185**	1 263	1 217	1 312
Total equity and liabilities	15,6	**14 782**	13 164	12 439	10 208
Net debt	(12,5)	**1 391**	1 870	2 374	1 143
ANALYSIS PER SHARE					
Number of shares in issue (million)		**306**	302	297	297
Weighted average number of shares in issue (million) (restated)		**304**	300	297	285
Earnings per ordinary share					
– Attributable earnings (cents) (restated)		**1 049**	213	244	343
– Headline earnings (cents) (restated)		**781**	245	265	385
Dividend per ordinary share (cents)[3]		**540**	125	60	85
Dividend cover (times)[4]		**1**	2	4	5
Net asset value per ordinary share (cents)		**2 411**	1 751	1 648	1 622
Attributable cash flow per ordinary share (cents)		**436**	446	266	762

1. *Following the acquisition of a majority shareholding by Anglo American plc, the group changed its year end from 30 June to 31 December.*
2. *Restated for prior year adjustments and changes in accounting policies in 2005.*
3. *Dividends are disclosed according to the period to which they relate and not according to date of declaration.*
4. *Dividend cover in relation to headline earnings*
5. *Calculated from 1 July 2001. Hope Downs settlement proceeds excluded.*

ANNUAL REPORT 2005

contents


KUMBA RESOURCES


KUMBA RESOURCES

KUMBA RESOURCES

- **IRON ORE**
  - SISHEN
  - THABAZIMBI
- **COAL**
  - GROOTEGELUK
  - LEEUWPAN
  - TSHIKONDENI
- **HEAVY MINERALS**
  - TICOR SA (SMELTER)
  - TICOR SA (MINE)
  - TICOR LTD (AUSTRALIA)
- **BASE METALS**
  - ROSH PINAH 89,5% (NAMIBIA)
  - CHIFENG 30,6% (CHINA)
  - ZINCOR
- **INDUSTRIAL MINERALS**
  - BRIDGETOWN 50%
  - KUMBA FERROALLOYS
  - GLEN DOUGLAS

Harnessing the Power of the Earth

* *Kumba holds 100% unless otherwise indicated*

KUMBA'S GEOGRAPHICAL LOCATIONS





Amsterdam (Netherlands)
Chifeng
18
Beijing
Hong Kong
4
Falémé (Senegal)
China
19
Kipushi (DRC)
Namibia
South Africa
15
Toliara (Madagascar)
Tiwest
Perth
14
10
Australia
Moranbah South



Operations
Growth projects
Representative offices
NAMIBIA
SOUTH AFRICA
Southern African operations
1 Sishen
2 Thabazimbi
3 Sishen South
4 Falémé
5 Zandrivierspoort (JV)
6 Grootegeluk
7 Tshikondeni
8 Leeuwpan
9 Inyanda (JV)
10 Moranbah South (JV)
11 Empangeni smelter
12 Hillendale
13 Fairbreeze
14 Tiwest (JV)
15 Toliara
16 Zincor
17 Rosh Pinah
18 Chifeng
19 Kipushi (JV)
20 Glen Douglas
21 Kumba FerroAlloys
22 Bridgetown (JV)

SUMMARY OF BUSINESS OPERATIONS

'000 tonnes	**12-months ended 31 December 2005**	12-months ended 31 December 2004	12-months ended 31 December 2003	Years ended 30 June 2003	Years ended 30 June 2002
IRON ORE					
Production					
Sishen	**28 458**	27 609	27 110	26 168	25 903
Thabazimbi	**2 529**	2 503	2 484	2 389	2 421
Total	**30 987**	30 112	29 594	28 557	28 324
Sales					
Sishen exports	**22 113**	20 923	20 446	20 946	19 916
COKING COAL					
Production					
Grootegeluk	**1 859**	1 972	1 781	1 830	1 670
Tshikondeni	**414**	437	381	377	404
Total	**2 273**	2 409	2 162	2 207	2 074
THERMAL COAL (Eskom)					
Production	**14 573**	14 383	13 869	13 036	13 351
Sales to Eskom	**14 703**	14 356	14 097	13 051	13 198
THERMAL/METALLURGICAL COAL					
Production					
Grootegeluk	**1 551**	1 403	1 323	1 313	1 194
Leeuwpan	**1 442**	1 249	1 610	1 456	1 631
Total	**2 993**	2 652	2 933	2 769	2 825
HEAVY MINERALS – TICOR SA[1]					
Production					
Ilmenite	**356**	262	176	91	44
Zircon	**47**	49	50	53	45
Rutile	**23**	20	17	20	19
Low manganese pig iron (LMPI)	**89**	63	25	3	
Scrap pig iron	**8**	5	6		
Chloride slag	**134**	96	27		
Sulphate slag	**30**	40	20		
HEAVY MINERALS – TICOR PTY LIMITED[2]					
Production					
Ilmenite	**220**	236	217	214	223
Zircon	**35**	38	40	40	39
Rutile	**16**	18	17	18	15
Leucoxene	**12**	11	16	13	9
Synthetic rutile	**111**	112	97	90	89
Pigment	**53**	53	48	47	46
ZINC					
Production					
Rosh Pinah (zinc concentrate)	**126**	124	108	91	75
Zincor (zinc metal)	**102**	104	111	115	105
Chifeng (zinc metal)[3]	**15**	12	3		
Rosh Pinah (lead concentrate)	**25**	27	31	22	28
GLEN DOUGLAS					
Production					
Dolomite	**689**	653	668	642	543
Aggregate	**666**	705	579	586	650
Lime	**26**	73	76	99	95
K[illegible] FERROALLOYS					
[illegible]					
Atomised ferrosilicon	**6**	6	5	5	4

1. *Project in ramp-up phase.*
2. *Ticor Limited was consolidated from 1 April 2003. The production tonnes reflect Ticor's 50% interest in its Tiwest joint venture. Physical information provided for periods prior to consolidation are for comparative purposes only. Ticor Limited was delisted in November 2005 and is now a private company.*
3. *The effective interest in the physical information of the Chifeng (Hongye) refinery has been disclosed.*

GROUP PROFILE

Iron ore – the Sishen and Thabazimbi mines produced some 31Mtpa of lumpy and fine iron ore, of which 22Mtpa was exported. Sishen is one of the largest single open-pit mines in the world, known for its high grade and consistent product quality. The 861km rail system that links Sishen to the dedicated deepwater port and bulk-loading facility at Saldanha Bay is one of the most efficient in the world and has advanced logistical systems for handling and loading iron ore.





Coal – collectively, Grootegeluk, Leeuwpan and Tshikondeni mines produce 20Mtpa of thermal, metallurgical and coking coal, most of which (thermal) is consumed by the national power utility, Eskom. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world. The mine also operates the world's largest coal beneficiation complex.

Heavy minerals – Kumba's wholly-owned subsidiary Ticor in Australia produces 111kt of synthetic rutile, 35kt of zircon and 53kt of pigment attributable to Ticor in a joint venture with Tronox Inc. The Ticor SA heavy minerals operation near Empangeni in KwaZulu-Natal uses innovative techniques in this highly-specialised industry to make Kumba one of the three largest heavy mineral producers globally. The smelter complex at Empangeni, comprising two furnaces, can produce 250kt of slag and 140kt of low-manganese pig iron per year at full production.





Base metals – the Rosh Pinah lead/zinc mine in southern Namibia and Zincor refinery in Gauteng are one of the few integrated zinc mining and refinery operations in the world. The Zincor electrolytic refinery is also one of the lowest-cost producers of zinc metal in the global market place. In addition to South Africa and Namibia, this division also has an interest in the Chifeng zinc smelter in China.

Industrial minerals – a dedicated plant in Pretoria manufactures high-quality atomised ferrosilicon which plays a strategic role in the beneficiation process of iron ore. The Glen Douglas dolomite quarry in Gauteng provides a range of products to steelworks and other consumers. The Bridgetown mine joint venture in the Western Cape produces dolomite for domestic consumption.



Note: Products pictured, from top: iron ore, coal, zircon, zinc ingots and dolomite.



	Operations	Regional location	Ownership	Products	Sales for 12 months to December 2005 '000 tonnes	% export
Iron ore	Sishen mine	Northern Cape	Division of Sishen Iron Ore Company (Pty) Limited	Lump ore Fine ore	17 608 11 149	72 84
	Thabazimbi mine	Limpopo	Division of Sishen Iron Ore Company (Pty) Limited	Lump ore Fine ore	1 198 1 331	
Coal	Grootegeluk mine	Limpopo	Division of Kumba Coal (Pty) Limited	Thermal coal (Eskom) Semi-soft coking coal Metallurgical coal	14 163 1 883 1 586	 33 10
	Leeuwpan mine	Mpumalanga	Division of Kumba Coal (Pty) Limited	Metallurgical coal (other) Thermal coal (Eskom)	1 420 540	22
	Tshikondeni mine	Limpopo	Division of Kumba Coal (Pty) Limited	Coking coal	394	
Heavy minerals	Ticor South Africa	KwaZulu-Natal	Kumba Resources Limited (100%)	Zircon Rutile Ilmenite Chloride slag Sulphate slag Low manganese pig iron (LMPI)	47 18 60 150 41 79	92 100 100 100 100 100
	Ticor Pty Limited [1]	Australia	Indirect investment by Kumba Resources Limited (100%)	Zircon Rutile Ilmenite Synthetic rutile Leucoxene	36 18 13 59 14	100 100 100 100 100
Base metals	Zincor refinery	Gauteng	Division of Kumba Base Metals Limited	Zinc metal Sulphuric acid	104 139	12 5
	Rosh Pinah mine	Namibia	Subsidiary of Kumba Base Metals International (BV) (89,5%)	Zinc concentrate Lead concentrate	119 35	100 100
	Chifeng refinery [2]	China	Associate (30,62%)	Zinc metal Sulphuric acid	15 8	
Industrial minerals	Glen Douglas mine	Gauteng	Subsidiary of Kumba Resources Limited	Metallurgical dolomite Aggregate Lime	691 668 22	
	Kumba FerroAlloys	Gauteng	Subsidiary of Kumba Resources Limited	Atomised ferrosilicon	6	
	Bridgetown dolomite mine joint venture	Western Cape	Unincorporated joint venture of Kumba Resources Limited	Metallurgical dolomite	172	

1. *Sales tonnes disclosed reflect Ticor Pty Limited's 50% interest in the Tiwest joint venture.*
2. *Sales tonnes disclosed represent the effective interest in the physical information of the Chifeng (Hongye) refinery.*





OUR VALUES

Kumba Resources Limited is a diversified South African mining company with world-class assets and operations.

OUR VALUES

The foundation values that guide us in the conduct of our business are:

INTEGRITY

RESPECT

ACCOUNTABILITY

FAIRNESS

CARING

These values provide the foundation for our behaviour and embrace our commitment to teamwork, continuous improvement and performance excellence:

PEOPLE MAKE IT HAPPEN

WE DO IT TOGETHER

LET'S DO IT

WE DO IT BETTER EVERY TIME

OUR VISION

Kumba's vision is to **outperform** the mining and mineral sector in creating value for all stakeholders through **exceptional people** and **superior processes**.

THE KUMBA WAY

This programme, launched in 2002, is ongoing and aimed at developing a Kumba culture in support of our vision to outperform the mining and mineral sector in creating value for all stakeholders through exceptional people and superior processes. It focuses on:

- **A common vision and set of values**, creating an open, positive and trusting environment
- **Governance processes** that provide the framework and tools to challenge and measure the performance of all employees
- **Operational excellence** by identifying best practices across and beyond the organisation and implementing these.

Current Kumba Way initiatives include:

- People performance
- Continuous improvement
- Target setting and tracking
- Capital and project management
- Mineral resource management
- Physical asset management.

Every aspect of the Kumba Way process is closely aligned to the business strategy. Business objectives are divided into measurable components and cascaded down into individual performance contracts.

The Kumba Way required examining existing processes, conducting surveys and analysing results for an accurate understanding of business methods. The key principles – practices that would lead to the most substantial results if implemented – became the basis of the detailed design for each initiative. New processes implemented at pilot sites were closely monitored, reviewed and refined where necessary, and implemented across the group. Both progress and processes are continually measured.

Kumba business improvement programme

To counter fluctuations in the rand exchange rate, remain competitive and meet its growth aspirations, Kumba initiated a wide-ranging business improvement programme in 2004 with the objective of contributing over R1 billion to net operating profit by 2006 through revenue-enhancement and cost-saving initiatives.

Through extensive consultation, brainstorming and drawing on collective wisdom, suggestions began to flow. By May 2005, the ideas generated and implemented through this programme had reached an annualised value of R766 million. By December 2005, that figure was revised to R1 422 million.

The business improvement programme has underscored the corporate culture that permeates Kumba – setting and achieving challenging targets through performance to deliver attractive returns for investors and ensure a sound future for the group and its stakeholders.

APPROACH TO SUSTAINABLE DEVELOPMENT

In line with its strategic framework for sustainable development, Kumba reports to stakeholders on an integrated triple bottom-line basis as part of its annual reporting. Our first two integrated reports (2003 and 2004) were well received but, more importantly, the feedback from stakeholders on these reports and discussions at all levels have prompted a more detailed approach this year.

In formulating a group-wide approach to sustainable development and its inextricable component of local economic development, Kumba has been guided by the considerations of South African legislation, recommendations on corporate governance and international benchmarks such as the Global Reporting Initiative.

Sustainable development – a model for delivery

Kumba's approach to sustainable development begins at the top – in our country and in our group. Given our belief that sustainable development is the foundation on which our future rests, we have developed a tiered approach to ensure that our sustainable development initiatives complement government's identified priorities. A sustainable development steering committee comprising senior management, reporting directly to the executive committee and board, provides overall strategic direction while a sustainable development task team monitors initiatives and action teams are in place at each business unit. Management information then feeds back to senior level to create a virtual circle of development that is both sustainable and meaningful because it responds to identified needs.

We have consulted with all stakeholders for their feedback on our formal stakeholder charter, which helped us determine targets for specific initiatives. Our approach synthesises all these elements into a framework that is both practical for Kumba and meets the unique needs of our stakeholders.

Underpinning this framework is a clear understanding of what we want to achieve and how we will do so.

KEY ELEMENTS IN SUSTAINABLE DEVELOPMENT

- **Social impact management** – Kumba's direct and indirect effects on community and society (operations, social stability and influence on family life, housing and living conditions)

- **Employment equity** – Kumba's equitable recruitment and employment practices to meet legislative targets for employing and developing individuals from designated groups.

- **Natural environment** – Understanding our impact on the physical environment and conforming to nationally- and internationally-recognised standards, policies and measures to negate or address detrimental environmental effects, and to ensure sustainable development of our operations. Kumba's management of environmental issues is well structured, both by legislated requirements and the internal systems established to manage these.

- **HDSA ownership and control** – Managing the black economic empowerment imperative in South Africa through ownership control and management participation.

- **Stakeholder engagement** – Implementing effective and transparent engagement, communication and independently-verified reporting arrangements with stakeholders.

- **Natural resource management** – Responsible use of non-renewable mineral and other natural resources.

- **Business sustainability** – Ensuring our long-term financial viability; contributing value to all stakeholders; and accounting for the distribution of value created through business activities.

- **Mine closure** – Ensuring we leave good infrastructure, skilled people and self-sufficient communities after mine closure.

- **Social development/national social priorities** – In balancing our interests with those of our various stakeholders, specific areas are guided by the social needs of the community, and by the national social priorities of society at large, including:
  - Education, training and skills development
  - Healthcare promotion, particularly HIV/Aids programmes
  - Job creation
  - SMME and other business opportunity development
  - Conservation of environment, including awareness programmes
  - Infrastructure development, including schools, clinics, etc.

- **HIV/Aids** – Kumba's approach to the pandemic on two levels: as a workplace issue (specifically preventative, educational and clinical support practices including anti-retrovirals) and as a community issue.

- **Health and safety in the work environment** – Going beyond legislative compliance on workplace conditions for employees to facilitate greater workplace satisfaction, efficiency and productivity.

- **Labour relations** – Managing the relationship with our employees and their representatives, to foster appropriate engagement, a climate of trust and widespread participation on issues of mutual interest.

- **Corporate governance** – The extent and sophistication of Kumba's board, executive management and governance structures supporting our practice of triple bottom-line risk management.

- **Human resource development** – The range and extent of training and skills development practices, moving beyond current job training requirements to include future and potential work orientation, personal skills development, and training in corporate citizenship and sustainable development.

- **Shareholders' rights** – Equal treatment of all shareholders and protecting their rights – specifically minority shareholders – through equal accurate and timeous disclosure.

- **Supplier relations/developmental procurement** – Managing procurement processes and, in South Africa, nurturing small enterprises and disadvantaged individuals, and developing suppliers through preferential procurement.

- **Human rights** – Ensuring that basic human rights are respected and adhered to by all direct and indirect operations.

- **Product stewardship** – Managing the impact of our products or services on the marketplace and society at large.

- **Supply chain compliance** – Ensuring that business partners in our supply chain are themselves responsible corporate citizens.

- **Leadership in sustainability** – Demonstrating our leading role in promoting and implementing corporate citizenship and sustainability as a business philosophy in our industry peer group, in our sector of operation, in our country and against international benchmarks and standards.

Relevance and urgency in Kumba's context
We separate our key elements on the basis of urgency and relevance to Kumba, including the impact on our business and the inherent risk. Some are already well developed and performance needs to be maintained. In others, such as stakeholder engagement and local economic development (detailed on p85-89) significant progress is being made to bring performance to appropriate levels.

Sustainable development elements

Urgent and immediate focus	Continuation/maintenance	Develop in longer term
Social impact management	Mine closure	Supply chain compliance
Employment equity	Social development/national social priorities	Product stewardship
Natural environment	HIV/Aids	Leadership in sustainability
HDSA ownership and control	Health and safety in the work environment	
Stakeholder engagement	Labour relations	
Natural resource management (including mineral resources)	Corporate governance	
Business sustainability (financial, operational)	Human resource development	
	Shareholder rights	
	Supplier relations/developmental procurement	
	Human rights	

Economic *Social* *Environmental*

Note: The colour coding used in this table aligns Kumba's key sustainable development elements with the accepted triple bottom-line framework. Kumba's responses to these elements, highlighting specific initiatives and progress through case studies from across the group, are detailed on p91-101.

KUMBA RESOURCES



1. *A 730E haul truck uses a test ramp at Sishen coated with the Dust-a-side product which is designed to improve road quality, extend vehicle tyre life and reduce dust emissions.*

2. *The new northern ramp at Grootegeluk is designed to optimise travelling distances between the mine's operational and beneficiation sections, resulting in efficiencies and cost savings.*

3. *Fikile Ngidi, radiation environment monitor, checks a vehicle at the Ticor plant to ensure no residual radiation leaves the site.*

4. *Discussing the HIV/Aids programme at Tshikondeni are from left, Titus Makuya, James Buthelezi, Nelson Maiwashe, Bethuel Marubini, and Dorcas Mukwevho.*

Financial targets	Target	Page	**Actual 2005**	Actual 2004	Actual 2003
• Return on equity (ROE) (%)	25[1]	Foldout	**33**	12	12
• Return on capital employed (ROCE) (%)	28[1]	Foldout	**59**	17	12
• EBITDA interest cover (times)	>4	Foldout	**20**	7	6
Operational targets					
• Business improvement programme (revenue-enhancement and cost-saving initiatives)	R800 million contribution to net operating profit from FY2006. (Revised to R1 422 million in 2005)	29	Additional 735 initiatives implemented – value of R1 022 million	538 initiatives implemented – value R400 million	Cost increases below inflation
Non-financial targets					
• Safety					
– number of fatalities	0	74	**4**	2	4
– lost-time injury frequency rate (per 200 000 hours)	0,35	74	**0,52**	0,51*	0,42*
• Safety, health and environmental certification (number)	10	74	**10**	8	2
• Employment equity					
– management (2008) (%)	40	80	**32**	28	20
– women (2008) (%)	10	80	**13**	12	10
• HIV/Aids voluntary testing and counselling at pilot sites (2006) (%)	95	81	**54**	40	–
• Human resources development (% spend of payroll)	6,0	82	**6,3**	5,7	5,7
• Procurement from HDSA companies (%)	18	82	**24**	16	–
• HDSA ownership (%) 2008	15	16	**58†**		
2014	26	16	**58†**		

1 Benchmarked against the upper quartile of a peer-group comparison.
** Recalculated per 200 000 hours worked.*
† Projected ownership once empowerment transaction is finalised in 2006.



ALLEN MORGAN – CHAIRMAN

INTRODUCTION

This is my first report to shareholders but not my first involvement with Kumba as I have been an independent, non-executive director since its inception in 2001. In April 2005, I had the privilege of taking over the chairmanship from Dawn Marole, who stepped down to pursue other business interests. I considered the chairmanship a great honour given that the Kumba board is made up of distinguished and competent directors, each with a different, yet complementary, set of skills which make it a very effective unit in providing innovative and visionary leadership.

I believe Kumba is a role model of governance in the mining industry for which it has received wide recognition. The responsibility to continually improve our corporate governance is a Kumba-wide team effort. We are all the custodians of Kumba's assets on behalf of our shareholders and we need to ensure that they earn good returns on their investment in a sustainable and socially-acceptable manner – to the benefit of all our stakeholders.

Assuming the chairmanship in the middle of Kumba's restructuring and transformation process was a challenge, but I believe we have managed the process as fast and as smoothly as possible, with minimal disruption to our people and our operations, as results for the year demonstrate – and thanks to an extremely competent management team.

The South African mining industry compares favourably with the best in the world. We have great technical and managerial competence and our practices and technologies are world-class. The challenge facing the domestic industry is meeting the requirements of the mining charter and allowing a broad base of previously disadvantaged South Africans access to ownership of viable and sustainable mining businesses. Hand in hand with this must go the development of appropriate technical and managerial skills.

In both respects, Kumba is meeting and exceeding its obligations – the transformation and unbundling process (summarised below and detailed on p16) will, with shareholder approval, result in an empowered and sustainable iron ore company, Kumba Iron Ore, while the creation of the flagship Newco (a temporary name) will by far exceed legislative requirements and deadlines. Kumba also plays a leading role in developing skills because we firmly believe that the best form of empowerment is training people: we estimate that Kumba trains almost 12% of engineering learners in South Africa, a commendable accomplishment for a single company. But much more must be done to address the shortage of skills that will prevent our country reaching its full potential. The shortage of technically-trained women is a particular challenge for the mining industry.

KUMBA'S TRANSFORMATION

In October 2005, we announced that Kumba would be split into two companies by placing its iron ore assets (Sishen, Thabazimbi and related offshore companies) into Kumba Iron Ore, and housing the balance of our existing assets in Newco. Newco's asset base will be supplemented by the coal assets of Eyesizwe Coal and options on heavy minerals and zinc assets from the Anglo American portfolio to create the country's biggest empowerment mining group, valued at approximately R16 billion. Newco will retain a 20% shareholding in the South African iron ore assets, with Anglo American plc as majority shareholder in Kumba Iron Ore (p16).

Both companies will be listed on the JSE Limited to optimise value for existing and new shareholders. In essence, this transaction presents shareholders and all stakeholders with two listed companies with exciting investment cases – both role models in legislative compliance and governance standards, both responsible custodians of South Africa's natural resources and both significant contributors to our country's growth and prosperity.

Transformation was the catalyst behind this transaction but the accelerant was our duty to enhance shareholder value as custodians of R30 billion in stakeholder assets. In recent years, that custodial role has evolved beyond merely protecting and enhancing assets for stakeholders. We also needed to fulfil our commitment to comply with legislated targets for empowerment and adhere to global standards in corporate governance.

We believe this transaction accomplishes both objectives. Firstly, and well ahead of deadline, Newco will exceed the ownership targets set out in the mining charter with our empowerment partners and a broad base of employees owning an estimated 58% stake in South Africa's largest, listed, black-owned, controlled

Bold transformation to create two exciting listed companies

and managed diversified mining company. Secondly, by transferring 80% of our interest in our iron ore assets to Kumba Iron Ore, and unbundling it to existing shareholders, all shareholders will be able to participate in the anticipated value enhancement while addressing the potential for a conflict of interest between Kumba and Anglo American plc in their overlapping asset bases.

The underlying transaction is a complex one, which has been developed in conjunction with various stakeholders. We thank the teams from Anglo American, the Industrial Development Corporation (IDC), government, our empowerment partners and our investment bankers for their invaluable contributions and cooperation in structuring the transaction. The Kumba transformation team deserves special thanks for an unstinting effort as do all our own people for their patience while the transaction was finalised.

Kumba's transformation process is a bold and creative one, which I believe sets a new standard in South Africa. We trust it will serve as an example for broader and imaginative transformation in our country, taking the true benefits of democracy to more citizens.

BUSINESS ENVIRONMENT

The Mineral and Petroleum Resources Development Act (Minerals Act), promulgated in 2004, sets the timeline for the conversion of mineral rights. Kumba believes it satisfies the requirements of the act and is currently engaged in the process necessary to convert its mining and prospecting rights. Kumba fully supports this legislation which is intended to change the ownership profile of the industry, as reflected in its own empowerment transaction. As an industry, however, we reiterate our caution that the objectives of the Minerals Act, as well as those of the broad-based socio-economic empowerment charter for the industry (see p53, Legislative compliance), will best be realised if the following criteria are met:

- South Africa's mining industry succeeds in the international marketplace, where it must seek most of its investment and where it sells its products
- The socio-economic challenges facing the industry are addressed in a significant and meaningful way.

The economic landscape during the year was characterised by strong global commodity demand, particularly from China, supporting higher metal and mineral prices and by a domestic currency that showed a robust performance.

The rand gained 1,24% against the US dollar in 2005 and was one of the top performers against the US currency for the year. Compared with currency fluctuations in 2004, greater stability in the rand is a welcome feature that enables companies to do better advance planning. The average spot exchange rate for 2005 was R6,36 compared with R6,44 for 2004 which, however, continued to constrain the competitiveness of South African exporters. The strong currency also enhances the attractiveness of imports into South Africa, ultimately affecting our ability to create jobs. At the same time, the escalating deficit on the current account and the continuous need for net foreign capital inflows to finance this deficit could pose a risk to the outlook for business confidence in the year ahead. We trust that the South African Reserve Bank will continue to achieve success in keeping inflation within its target range, while allowing interest rates to remain at levels that support South Africa's economic growth.

Kumba's strategic plan to mitigate the effects of currency strength has paid off, as our results show. We believe currency strength is a variable that must be managed. Managing it well will ensure a stronger, more viable organisation.

The government's R180 billion extended infrastructure development programme is welcomed as is any acceleration of its momentum, which will do much to fuel job creation in this country and support the national goal of a 6% growth rate. As elaborated by the chief executive, the lack of artisan skills in South Africa has the potential to cripple many industries and ultimately the economy.

DIRECTORATE

In April 2005, Dawn Marole stepped down as Kumba's chairman due to the time constraints of her other business interests. She played a valuable role during her term of office for which we thank her. We wish her well in her future endeavours.

Richard Wadley retired early in June 2005 to pursue personal interests. He leaves a valuable legacy for Kumba and we thank him for his considerable contributions.

HIV/AIDS

Kumba's comprehensive and proactive HIV/Aids strategy is regarded as one of the best in the country. Programmes in place at all business units and the corporate office include counselling and voluntary testing, anti-retroviral treatment, peer education, wellness programmes and community-based initiatives and treatment of sexually-transmitted diseases. Although the prevalence rate in Kumba is lower than the mining industry, we believe a proactive approach focusing on education, awareness, prevention and appropriate treatment regimes is the best option in managing the potential impact of the pandemic.

ACHIEVEMENTS AND AWARDS

- Tshikondeni received the Millionaire trophy from the Department of Minerals and Energy for one million fatality-free shifts (achieved over two years and eight months). This is an excellent achievement, particularly for an underground operation of 1 100 people and testimony to the commitment to safety excellence. The mine also received the Safety Achievement Flag from the Mine Health and Safety Council.
- Thabazimbi has recorded zero fatalities for three years while Sishen has recorded three million hours without a

lost-time injury. Glen Douglas, Saldanha and Sishen South recorded no lost-time injuries for 2005. Ticor's Hillendale mine reached the one-year injury-free target in January 2006.

- Kumba's integrated annual report for 2004 was ranked a joint fourth in the country in the inaugural Ernst & Young Excellence in Corporate Sustainability Reporting awards, sharing the top five places with Anglo Platinum, Nedbank, BHP Billiton and Sasol. As this was only our second annual report integrating sustainable development elements, this award was both an honour and a challenge.
- Kumba was first in the interim results category of the annual Business Day Financial Advertising Awards competition, judged on level of disclosure and clear communication.
- The company was again a constituent of the JSE Socially Responsible Investment Index, ranking companies on corporate governance, economic, social and environmental criteria.
- Kumba retained its sectoral first place in the Deloitte/Financial Mail survey of best companies to work for – for the third consecutive year – and was included in the Corporate Research Foundation's Best Companies to Work for in South Africa – for the third time.
- Sishen and Grootegeluk mines' corporate videos were rated among the best in the world at the 39th Annual US International Film and Video Festival. These are singular achievements in an event that attracts thousands of entries from around the world each year, with the producer paying special tribute to the unstinting assistance from divisional personnel.
- At industry level, Kumba's people continue to make their mark. Willem van Niekerk, managing director of Zincor, was elected president of the SA Institute of Mining and Metallurgy, and Kenneth Kgomo of our supply chain management unit as chairman of the SA Mining Preferential Procurement Forum.

APPRECIATION

The people of Kumba have set the group apart in its industry since inception. They are the bedrock of its culture and its commitment to continuous improvement. Our results in a year characterised by the management focus on our empowerment transaction clearly demonstrate the calibre and dedication of all our people.

The favourable outcome of our transformation initiative is testimony to the innovation and passion of our management team and the inspirational leadership of Dr Con Fauconnier, whose tenacity and visionary approach have left an indelible stamp on Kumba and the history of the mining industry in South Africa. Collectively, the spirit, skill and determination of our executive team have created our country's flagship for empowerment and set the standard that others must follow.

I thank my fellow board members for their wise counsel and constructive contributions during the year, and the dedicated chairmen of the respective board committees who ensured that it was business as usual at a time of great corporate activity.

The support of senior members and their respective teams in several government departments during the year reflects the solid relationships we have built over time. We will continue to strengthen these relationships in the best interests of our industry and our country.

PROSPECTS

The first half of the 2006 financial year should see the finalisation of our multi-faceted transformation process and the listings of Kumba Iron Ore and Newco. Our expansion plans are firmly under way in iron ore and coal, and the benefits of our unrivalled growth pipeline will continue to unfold.

Between 1 January and 31 December 2005, Kumba's share price has appreciated by 132%, clear indication of the value perceived in our group by investors. We firmly believe that value will increase as the group completes its transformation.

Allen Morgan
Chairman
2 March 2006



1. *The* I Care Rules *safety programme is actively followed at all operations. Here Gerhard Lemmer, head of safety, uses a visual presentation to communicate the programme at Glen Douglas.*
2. *The people of Kumba have set the group apart . . . Head of drilling and blasting at Grootegeluk, Londolani Rampfumedzi.*





CON FAUCONNIER – CHIEF EXECUTIVE

It's not often that a four-year-old company performs its swansong while its share price is still flying, but then Kumba Resources is not your average four-year-old company. As the financial year drew to a close, Kumba was one of the five best-performing companies in South Africa on share price appreciation of 132% for the year, having already taken the accolade as *best mining company to work for* – for the third year running.

OVERVIEW

Kumba has proved its ability to deliver shareholder value in widely varying market conditions. Operational excellence has become a hallmark of our group and was again demonstrated during the review period, with several divisions exceeding records set in the previous year and others setting new benchmarks for performance.

Across the group, our ongoing focus on the business improvement programme initiated two years ago paid off in better efficiencies, processes and productivity. Kumba's people rose to this challenge with characteristic spirit, enthusiasm and innovation – another hallmark of our group.

The strong market demand that fuelled increased commodity prices across all business segments, together with the realisation of the revenue-enhancement and cost-saving benefits of our business improvement programme, more than offset a persistently stronger currency.

Against this background, and proving that our business can counter currency fluctuations, Kumba's financial performance was excellent, with revenue increasing by 37% to R11 962 million and net profit from operations by 171% to R4 887 million on the previous year. Our financial results are set out in the financial review on p23.

TRANSFORMATION

However, the biggest headlines of the year for Kumba were devoted to the decision to split the company into a focused iron ore company – Kumba Iron Ore – and a diversified commodity mining company – still called Newco at the time of writing. The genesis of this lies in our 2001 prelisting statement where we said, *"Kumba Resources views black economic empowerment as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable black economic empowerment initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and black economic empowerment are integral components of the company's value system and code of conduct."*

Between 2001 and 2005, Kumba has grown from the fledgling R8,5 billion Iscor mining offshoot to a strong, independently-managed and diversified group valued at R30 billion and active in eight countries on three continents.

For the past 18 months, many parties have worked to construct an empowerment transaction that best serves Kumba's strategy, includes stakeholders at all levels, contributes to national growth and transformation and meets legislative requirements. Subject to shareholder approval in mid-2006, we will have created the country's flagship empowerment mining company and its largest black-owned, controlled and managed business, detailed on p16. We will also have materially exceeded the mining charter's empowerment ownership requirements. More importantly, for us, the transaction embodies the spirit – the very essence – of sustainable transformation.

It was this spirit that characterised much of the negotiations surrounding our empowerment transaction – a transaction described by one of the merchant bankers involved as the most complex in his 22 years of experience. Yes, we were fulfilling a legal requirement to qualify for new-order mining rights and, yes, we had to address governance issues in our shareholding structure. But we were also realising a dream that was older than Kumba – the dream of creating a truly South African, large-scale empowerment mining company, the dream of the synergies that could be derived and the benefit to the country of such a deal. At that stage, in the closing years of the 20th century, much of our idea seemed "pie in the sky" but the seeds were planted back then and the fruits are becoming reality today – a reality crafted by the willing co-operation of teams from Anglo American plc, the IDC, government and our empowerment partners.

As we move into 2006, many formalities are being completed and approvals granted, but an active working relationship is being built with the key participants in the transaction, particularly Sipho Nkosi and his team from Eyesizwe Mining, and we will keep shareholders updated on our progress in finalising South Africa's flagship empowerment mining company.



HIGHLIGHTS

Apart from our empowerment transaction, the review period contained many other notable highlights, some internal and others external but all important to our business:

- Kumba has submitted its applications for the conversion of old-order to new-order mining rights. With the appropriate ownership structure soon to be in place, applications should be ratified once our empowerment transaction is finalised.
- Good progress by state transport utility, Transnet, in expanding its product range and improving service levels. We welcome the appointment of our former Iscor colleague, Louis van Niekerk, to the Transnet executive which is fast becoming a formidable team focused on turning this critical component of the economy into a productive national asset under the capable leadership of Maria Ramos.
- The appointment of Lindiwe Hendricks as Minister of Minerals and Energy, who has rapidly demonstrated her confidence in the contribution the mining industry can make to the economy.
- The consolidation of our heavy minerals interests by completing our acquisition of the Ticor Limited minority shareholdings, which I deal with further on p14.
- The Phase V expansion of the Richards Bay Coal Terminal received its long-awaited approval during the year. Kumba Coal is a shareholder in this expansion with a 2Mtpa export entitlement. In addition, expansion at Richards Bay also enables Kumba and Eyesizwe Coal to proceed with their joint venture Inyanda coal mine, a new 1Mtpa export thermal coal mine near Witbank.
- ISO 14001 and OHSAS 18001 certifications – our aim was to have all operations certified by the end of 2005. This goal has been achieved. By world standards, this was a commendable achievement in less than two years. At operational level, it is even more noteworthy – achieving and maintaining world-class standards to support our goal of being a global mining group.
- Safety – While intensely disappointed that we did not achieve our goal of zero fatalities or meet our target for the lost-time injury frequency rate (see p74), several individual operations achieved excellent results as highlighted by the chairman.
- Training and development – Kumba spent almost 6% of total payroll on training and development during the year, well above the stipulated level of 1%. To quantify that, Kumba trained almost 28% of all engineering learners in the mining industry which, in turn, trains almost half the engineering learners in the country. Given that in the past 30 years, South Africa's annual intake of apprentices has plummeted from 30 000 to 3 000, this is an issue we must address urgently and with sufficient resources to prevent it becoming a national crisis. Kumba willingly played its part in developing a national pool of skills, and will continue to do so in its new form as Kumba Iron Ore and Newco.
- Sustainable development – While the independent assessment of our commitment to sustainable development in a multi-stakeholder model that placed us among the top five in the country is gratifying (p11), we acknowledge that this is a journey – one that unfolds wherever we operate and that the balance between financial performance and a demonstrable commitment to the societies and environments we touch is pivotal to our future.

SUSTAINABLE DEVELOPMENT

Sustainable development is our lifeblood – the interaction with stakeholders and their input underpins our ability to run our operations efficiently, safely and productively. Kumba therefore reports on the triple bottom line to stakeholders, integrating financial and non-financial issues. Sustainable development is far more than a business imperative, it is an integral part of our foundation values and the way we do business. It is evident in all our practices and in our passion to improve the quality of life in the communities that enable us to trade.

Kumba's integrated sustainable development annual report is based on the internationally-recognised Global Reporting Initiative (GRI) guidelines. Additional GRI recommendations for the mining sector were published early in 2005 and incorporated into our sustainable development reporting as we incrementally progress towards being "in accordance with" GRI guidelines.

This report is aligned with the 2002 GRI Guidelines and represents a balanced and reasonable presentation of our organisation's economic, environment and social performance. Our report is independently assured, reflecting considerable progress since we began this reporting journey in 2003. The scope of the independent review of our sustainable development reporting has again been broadened (p104), and we have included earlier assurance report findings and stakeholder feedback in our processes.

During the review period, Kumba continued to make progress in many areas of reporting on sustainable development, specifically in training and development, job creation, HIV/Aids awareness projects and environmental management.

Our commitment to meeting and exceeding our targets – legislated or self-imposed – is firm. The establishment of a dedicated sustainable development division at corporate level, headed by an experienced senior manager who is accountable for setting and achieving stated objectives, is testimony to that commitment. The lessons learned and good practices developed will guide us as we unbundle the group into its new format, ensuring that we continue to report measurable results and meaningful information to stakeholders for an informed understanding of our impact on the economy, society and environment in which we operate. As our international

Empowerment targets exceeded and sizeable expansion under way

operations develop, our economic, social and environmental reporting will be consistent across three continents, whether legislated or not, and aligned to GRI guidelines.

As an integral part of our business strategy, Kumba has an approved group-wide strategic sustainable development framework. The responsibility for reporting to the board on sustainable development issues rests with me and is an integral part of the report I prepare for each board meeting. This monitors our progress towards targets in eight focus areas:

- Financial
- Governance, ownership and control
- Resource utilisation
- Workplace
- Environment
- Community and external stakeholders
- Suppliers
- Customers.

At each operation, sustainable development issues are integrated into the business plan against which performance is measured, and will be an intrinsic part of the due diligence investigations now under way to finalise our empowerment transaction.

STRATEGY

As South Africa's mining industry continues to transform itself to meet the challenges of best practices in a global marketplace, Kumba's clearly-defined strategy is now unfolding. We have previously stated that to grow and prosper, we will:

- Build a balanced portfolio of globally-competitive commodity businesses
- Attract and retain a highly-skilled and motivated workforce
- Promote innovation and employ appropriate technology
- Nurture a culture of continuous improvement and operational excellence
- Reward our shareholders with superior returns and capital growth
- Integrate sustainability into all operations.

Through our empowerment transaction and other corporate activity, we will continue to capitalise on the growth of the iron ore market, and significantly expand our coal and heavy minerals interests.

In its unbundled form, Kumba enters a new era as a forerunner in the national strategy for empowerment and the premier mining house in South Africa. In Kumba Iron Ore, shareholders have the opportunity to participate in the JSE's first pure iron ore stock and its solid growth potential. In Newco, shareholders have exposure to a diversified, balanced portfolio of growth commodities, exciting technology and a growth pipeline whose potential is beginning to unfold. In both companies, shareholders can expect a continuation of our strategic imperative of superior returns and capital growth, underpinned by the focus on sustainable development that considers the rights of all stakeholders.

INTERNATIONAL

Hope Downs

On 1 July 2005, and after exhausting all legal avenues to preserve its rights, Kumba received a A$231,4 million (R1,2 billion) pre-tax settlement from Hancock Prospecting for its interest in the Australian Hope Downs project. While we were disappointed that we would no longer be a partner in this excellent project, shareholders' interests were very well served with a more than fourfold return on the initial investment. We wish Hancock Prospecting and its new partner, Rio Tinto, every success in this promising venture.

Ticor Limited

During the year, Kumba made excellent progress in its longer-term strategy to enhance its position in the heavy minerals market by buying out the minorities in the Australian listed group, Ticor Limited. To contextualise this, Kumba first invested in Ticor in 1995 with an initial interest of 35% to begin to understand the market and to gain access to some heavy minerals technology that was relevant to the resources we owned in KwaZulu-Natal. Over the years, we have been supportive of Ticor Limited and played a material role in refocusing the company as a vertically-integrated titanium dioxide feedstock and pigment producer. In turn, Ticor Limited has been an important partner in establishing the Ticor SA venture in Empangeni.

Our objectives in buying out Ticor minorities were to simplify Kumba's group structure and create a significantly larger heavy minerals business with greater geographic and product diversification. Regulatory approval for the scheme of arrangement was received on 1 November 2005 for Kumba to buy out minority shareholders for A$226 million (R1 174 million) to take its holding from 51,54% to 100%. This has consolidated and streamlined our heavy minerals holdings and given us direct ownership in a sector we believe is a key component of Kumba's asset portfolio.

We believe this transaction provided an attractive and opportune exit strategy for Ticor Limited's minority shareholders, who



A twilight view of the South concentrator at Ticor Limited in Western Australia. Kumba's heavy minerals expansion through the Ticor transaction offers the company greater exposure to the pigment and synthetic rutile markets.

were constrained by a lack of liquidity in the shares, and we thank the Ticor board for the constructive manner in which it fulfilled its fiduciary duties since the start of negotiations. We can now look forward to a closer working relationship with the people of Ticor – a continuation of our ten-year association that will provide important continuity as a wholly-owned subsidiary. We also look forward to developing a deeper working relationship with our partners in the Tiwest joint venture, Tronox Inc (the recently-listed chemical division of Kerr McGee Corporation).

For Kumba's shareholders, our heavy minerals expansion through the Ticor transaction offers more exposure to the pigment and synthetic rutile markets and better scale and balance in our overall product mix. Our heavy minerals portfolio is now arguably one of the few global portfolios to span zircon, low-manganese pig iron, rutile, titanium dioxide slag, synthetic rutile and pigment. If the option is exercised on the acquisition of the zircon-rich asset base of Namakwa Sands, this will balance our portfolio even more, entrenching Kumba as one of the three largest heavy minerals producers in the world.

APPRECIATION

Personally, in my capacity as Kumba's chief executive and as the outgoing president of the Chamber of Mines, I thank the former Minister of Minerals and Energy, Phumzile Mlambo-Ngcuka, who played such a constructive role in our industry's ongoing transformation. We wish her well in her important new post as our country's deputy president, firmly believing she is the right person for the time.

My two years as president of the Chamber of Mines during a time of rapid and far-reaching change were made easier by an extremely capable chief executive, Zoli Diliza, and his committed team. I also thank the Kumba board for affording me the incredible opportunity to play a part, albeit small, in the history of the South African mining industry. Under the leadership of my successor as president of the Chamber of Mines, Lazarus Zim, I am confident that our industry will continue to contribute to the development of our country and South Africa's role in the global marketplace.

In 2005, we bade farewell to our chairman, Dawn Marole, and executive director, Richard Wadley, while this year non-executive director Tom de Beer will retire. They have added considerable value in their respective roles, for which we thank them most sincerely.

In its short history, Kumba has proved that it is an exceptional company, largely because it has exceptional people at every level. From our chairman and board members, to our management teams and all our people, you have crafted the ethos and culture that epitomise our group and have underpinned its success and I thank every one of you. I believe this same spirit, tenacity, experience and enthusiasm will characterise our unbundled group in future.

OUTLOOK

Kumba and its empowerment partners are on track to complete the proposed unbundling towards mid-2006 which will result in two exciting, listed and empowered mining companies. We are confident that Kumba Iron Ore and Newco will benefit from the competent and experienced management and staff who will then be in place and that both companies will be as successful as focused, independent entities as they have been under the Kumba banner.

Kumba is fortunate to have one of the most attractive growth pipelines in the resources sector: expansion projects worth over R4 billion are under way and there are projects worth a similar amount under detailed consideration. In the iron ore portfolio, there is the 10Mtpa Sishen expansion project and the Sishen South project which has the potential of ramping up to 9Mtpa. In the coal portfolio, initiatives include the char project, Grootegeluk and Leeuwpan's expansions, and the new Inyanda mine. Our expansion in the Waterberg coalfield marks the further development of the country's largest remaining coal reserves in a region with much potential for Kumba and its customers such as Eskom. Agreement was reached after the year end to investigate the development of a coal deposit in the Mmamabula central coal resource in Botswana. In heavy minerals, we are finalising approval for a new mine, Fairbreeze in KwaZulu-Natal, and are in the final stages of evaluating a world-class resource, Toliara Sands in Madagascar. We have acquired the minority interests in Ticor Limited, with the opportunity of, in conjunction with our joint venture partner, expanding its synthetic rutile and pigment production with minimal capital outlay. In base metals, agreement has been reached with our partners to more than double the capacity of the Chifeng zinc smelter in China.

The outlook for Kumba's commodities is somewhat mixed, with supply/demand factors implying another year of price increases in iron ore, zinc and zircon. Conversely, the continued shortage of zinc concentrate will maintain pressure on treatment charges, which affects Zincor's results. With the supply surplus in the titanium dioxide feedstock market persisting, no price increases are expected. Greater balance in the coal market should see coal prices declining somewhat from their record levels.

Kumba has broken much ground in its short time as a listed company. It has achieved ambitious targets and earned its place as a reputable business, a rewarding investment and a caring citizen – a past journey we view with pride and a future journey we embrace with excitement.

Dr Con Fauconnier
Chief executive
2 March 2006

Kumba's transformation into two empowered and focused companies has far-reaching benefits for stakeholders and the national economy.

On 13 October 2005, stakeholders were advised that Kumba would be split into two companies – Kumba Iron Ore and Newco – in a transaction with far-reaching consequences and benefits for the empowerment process in South Africa, our industry, stakeholders and the national economy.

To properly fulfil our custodial role over such sizeable stakeholder assets, comply with legislated targets for empowerment and adhere to global standards in corporate governance, we worked closely with our major shareholders in developing an appropriate solution to:

- Create a flagship, black-controlled, diversified mining company
- Embody the spirit of sustainable transformation
- Enhance value for shareholders
- Increase the asset base through acquisitions
- Create sustainable and exciting investment cases.

In essence, this transaction presents shareholders and all stakeholders with two listed companies with exciting investment cases – both role models in legislative compliance and governance standards, both responsible custodians of South Africa's natural resources and both significant contributors to our country's growth and prosperity. Although the underlying transaction is a complex one developed in conjunction with various stakeholders, we believe this is one of the most innovative and sustainable BEE transactions and that it will significantly benefit all stakeholders and the country as a whole.

Current structure


Minorities
Anglo American*
IDC
19,8%
66,2%
14%
Kumba Resources*
Iron ore
Coal
Heavy minerals
Other
100%
Sishen Iron Ore (SIOC)

* *Listed on the JSE*

Simplistically, the transaction is unfolding as follows:

1 Kumba will transfer 80% of its iron ore assets (housed in the Sishen Iron Ore Company) to Kumba Iron Ore, which will be unbundled to existing shareholders and listed on the JSE. Newco will retain a 20% stake in Sishen Iron Ore. Kumba Iron Ore will sell 3% in Sishen Iron Ore to the Northern Cape Community on a vendor-funded basis and Sishen employees will acquire a 3% stake in their company through an employee share ownership plan. Kumba Iron Ore will have an enterprise value of over R14 billion (based on the Kumba share price of R82 at which the transaction was concluded) and black ownership of 26% from inception.

2 Newco will enhance its coal asset portfolio by acquiring Eyesizwe Coal for R1 582 million. As separate transactions, Newco has the option to acquire 100% of Anglo American's heavy minerals operation, Namakwa Sands, and a 26% stake in the Black Mountain zinc mine and Gamsberg zinc project for R2 125 million and R180 million respectively. In addition, Kumba acquired the 48,5% of Ticor Australia it did not already own in November 2005. These transactions will significantly enhance the Newco investment case, giving it critical mass and leading market positions in its core operations of coal and heavy minerals.

3 The shareholders of Eyesizwe Coal will inject the majority of the cash received into the black empowerment vehicle (BEE Holdco – a temporary name) in return for a stake in BEE Holdco. In addition, Tiso and

Structure post-unbundling

Minorities
14%
19,8%
IDC
Eyesizwe SPV
Eyabantu SPV
Tiso SPV
BEE Women's SPV
85%
15%
54,48%
9,76%
9,76%
11%#
Kumba Iron Ore*
66,2%
Anglo American*
BEE Holdco
Newco ESOP
74%
3%
Northern Cape community group
SIOC
17%
Newco*
25%
3%
SIOC ESOP†
20%
Iron ore
Coal
Heavy minerals
Other

* Listed on the JSE
\# 17,8% effective holding
58% black-owned and controlled on day one
26% black-owned and controlled on day one
† Employee share ownership plan

Eyabantu will inject R250 million each for a stake in BEE Holdco. The IDC will facilitate the purchase by a women's group – Basadi Ba Kopane – of a stake in BEE Holdco. Finally, the IDC will inject its residual Newco shares into BEE Holdco to facilitate the transaction. The resultant shareholding in BEE Holdco will be as follows:

- Eyesizwe 54,48%
- Tiso 9,76%
- Eyabantu 9,76%
- Basadi Ba Kopane 11,00% (plus 6,8% indirect stake)
- IDC 15,00%

All final shareholdings and asset valuations are subject to change after the due diligence process.

4 In addition to the equity injected by the BEE parties, BEE Holdco will raise R1,6 billion of senior debt and R2,1 billion of mezzanine finance to acquire Newco shares from Anglo American and Newco to achieve a 55% stake in Newco. As part of the transaction, Newco will undertake a share buyback at a discount to market value which will be offered to all shareholders but underwritten by Anglo American. In addition, Newco employees will acquire a 3% stake in Newco through an employee share ownership plan.

5 Finally, Newco has an option to acquire a portion of Anglo American's residual Newco shares to facilitate the increase in Newco's free float to 25%. In addition, Anglo American has committed to retaining a 10% stake in Newco for seven years as a sign of its belief in and continued support for the company.

EMPOWERMENT PARTNERS

- Eyesizwe Mining (through Eyesizwe SPV)
  - Diversified and sustainable resource and energy company, with greenfield and brownfield expansion plans
  - Significant player in domestic and international coal markets
  - Broad-based empowerment
- Eyabantu Capital
  - 100% black-owned and managed investment company
  - Expertise in mining, engineering and finance
- Tiso Group
  - Majority black-owned and controlled
  - Investments in resources, industrial and financial services

Creating South Africa's R16 billion flagship empowerment mining company

- Northern Cape Community Group
  - Broad-based group representing some 200 000 individuals
  - Will empower disadvantaged regional communities
  - Will acquire 3% interest in Sishen Iron Ore Company
- Basadi Ba Kopane
  - Women's grouping comprising various broad-based groups, led by the South African Women in Mining Investments Holdings
  - Will own shares directly and indirectly through respective BEE groups

BENEFITS TO SHAREHOLDERS

As part of the unbundling, all Kumba shareholders will receive their pro-rata entitlement to Kumba Iron Ore shares. The company will be focused on developing its existing iron ore assets with strong growth prospects and a proven management team. As a result of the transaction, Kumba Iron Ore will be empowered which will enable it to participate in the country's infrastructural development, export-led growth and progress towards government targets for job creation and the alleviation of poverty.

The business case for the bulked-up Newco is equally compelling. Newco will have a diverse portfolio in coal, heavy minerals, zinc and iron ore, one that will balance fluctuations in economic and commodity conditions to provide sustainable growth prospects in its existing businesses and new projects. The merging of the Kumba and Eyesizwe coal assets will make Newco the fourth largest South African producer with an annual capacity of some 45Mt. Newco will become a significant market player in the coal and heavy minerals arena and provide a unique listed investment opportunity into these commodities.

Newco estimated attributable EBITDA 2005



Iron ore	22%	Heavy minerals	24%
Coal	46%	Base minerals	8%

Significant and exciting growth opportunities and expansion projects identified across Newco totalling over R4 billion have been approved and are under way in the coal, heavy minerals and zinc strategic business units (p44).

Newco will have an enterprise value of over R16 billion – based on the Kumba share price of R82 at which the transaction was concluded – and net debt of R0,8 billion (prior to the potential exercising of the Namakwa Sands and Black Mountain/Gamsberg options and R3,25 billion if those options are exercised).

Newco's management will be a blend of the best of both Kumba and Eyesizwe – two companies with proven track records, established and experienced management teams and a reputation for enhancing stakeholder value.

PROGRESS SINCE OCTOBER 2005

Since the announcement, a team of almost 300 people, comprising all parties to the transaction, Kumba's execution teams and various advisors, have been working on the details of the transaction and its implementation.

The transaction framework agreement signed by all parties is a binding contract containing key fundamentals of the transaction such as the structure and implementation steps, preliminary valuations of the companies and assets involved, the process and timelines for any subsequent adjustments after detailed due diligence work, certain funding arrangements and relationship agreements.

To implement the transaction, the parties agreed to a period of 90 days to complete the due diligences, after which funding for the transaction will have to be finalised and the necessary regulatory and shareholder approvals obtained.

The implementation stage, which started immediately following the signing of the agreement, involves a number of phases and processes running concurrently.

Due diligence phase – The transaction is based on values that are determined by a high-level due diligence on the assets of the parties. The detailed due diligence exercise will confirm these values to finalise the transaction. It involves a detailed technical, environmental, legal and financial due diligence as well as assessments of all other transactional risks and opportunities.

Competent person's report – Running simultaneously to the due diligence is the compilation of a competent person's report, which is required in terms of JSE listings conditions. This report is compiled by an external consultant and offers an analysis of the parties' mineral resources and reserves as well as other aspects of their operations, including plant and equipment and expected future profitability.

Legal process – To give effect to the transaction, the transaction framework agreement is being converted into detailed legal agreements. Five law firms and legal teams from all the parties are involved in drafting and reviewing more than 100 agreements.

FUNDING THE TRANSACTION

This is a critical aspect in finalising the transaction. More than R8 billion will be raised at Newco, Kumba Iron Ore and BEE Holdco level. Various banks have been invited to participate in the fundraising process which is expected to be completed by March 2006.

SHAREHOLDERS AND LISTING

In the first half of 2006 a circular will be dispatched to Kumba's shareholders to inform them of the proposed transaction, its details and to give notice of a general meeting where shareholders will be required to approve the transaction. Included will be a prelisting statement for Kumba Iron Ore and a revised listing statement for Newco.

COMPETITION COMMISSION AND OTHER REGULATORY APPROVALS

The transaction requires competition approvals or ratifications in various jurisdictions which are in process.

OTHER ACTIVITIES

To ensure a smooth unbundling and integration, Kumba and Eyesizwe management, in conjunction with the Kumba board and the implementation teams, are attending to a number of related issues such as the companies' organisational structures, compositions of new boards, corporate governance and staffing as well as retirement fund implications and appropriate share incentive plans.

WAY FORWARD

Throughout the 18 months it took Kumba and Anglo, together with our BEE partners and the IDC, to construct this deal, we made a point of continually briefing key players in government and key departments on our thinking and progress with the project. We had constructive input and support at national and provincial level and a clear indication that the authorities view this as an important transaction which they would like to see progress to full conclusion as soon as possible. For that support we are extremely grateful.

At the time of writing, we still expect to complete the transaction before mid-2006 and to have Kumba Iron Ore and Newco listed as two separate entities on the JSE. At all times, we have done our best to creatively address many of the pitfalls we identified and tried to learn from other transactions. Given the spirit of cooperation among the parties to the transaction, we are confident that, in Kumba Iron Ore, we will have one of the great iron ore companies of the world and, in Newco, we will indeed create South Africa's true flagship empowerment company.


ANGLO AMERICAN
KUMBA


ANGLO AMERICAN
KUMBA RESOURCES
Eyesizwe
committed to transformation
mining company

Above: *At the announcement of the empowerment transaction are, from left, Geoffrey Qhena, CEO of IDC; Dr Con Fauconnier, Kumba's chief executive; Lindiwe Hendricks, Minister of Minerals and Energy; Lazarus Zim, Anglo American South Africa's chief executive; Pinkie Ncetezo, who represents the BEE women's groups; and Sipho Nkosi, chief executive of Eyesizwe Mining.*

Below: *Branding used during the announcement of the empowerment transaction.*

Following on strong world GDP growth of 4,0% in 2004, economic expansion proved remarkably resilient in 2005, growing 3,5% – despite record-high oil prices and the impact of major natural disasters, such as the December 2004 Asian tsunamis and some of the worst hurricanes on record in the US during the second half of the year.

The US and China remained the engines of growth of the world economy, but global growth has broadened significantly since the middle of 2005 with, for example, economic expansion increasing in Japan and Europe due to greater domestic demand strength. Despite significant monetary tightening by some major central banks, global monetary conditions remained accommodative, with relatively low real interest rates.

Given the broader base of economic expansion and the fact that the pace of growth in the US and China is expected to decline only moderately, above-trend global economic growth of 3,4% or more can again be expected in 2006. Leading economic indicators and surveys of purchasing managers from around the world confirm the view that the global growth momentum will continue in 2006.

Although the value of the US dollar strengthened against the euro in 2005, based on a rising interest rate differential in favour of US assets, it is expected to weaken again in 2006 due to the anticipated increasing US fiscal deficit and trade gap. Oil prices are expected to decline only slowly and to remain well above real long-term historical averages, primarily due to robust demand from China.

The major risks to the global economy remain high oil prices, its overdependence on American household spending and the continued reliance of the US on massive foreign inflows to finance its twin deficits.

In South Africa, strong economic growth was experienced in 2005, projected to be about 5,1%. Inflation during the year was well within the South African Reserve Bank's target range of 3-6%, aided by a modest appreciation of the rand against the US dollar and persistent monetary and fiscal discipline. These positive economic conditions are expected to continue in 2006. The strength of the rand continued to have a negative impact on export earnings of the mining and manufacturing industries, albeit that the mining industry operated in an environment of robust commodity prices.

Real gross domestic product growth rates



20
15
10
5
0
-5
World GDP growth (%)
Forecast
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
China
World
South Africa

Source: Global Insight


KUMBA RESOURCES

Strong materials-intensive economic growth in China and other Asian countries continued to have a positive impact on global commodity demand and prices in 2005. In addition, supply bottlenecks in many commodities supported high price levels. The base metals price cycle was reminiscent of that of the late 1980s and internationally-traded bulk commodity prices generally increased to record levels.

Projections of global steel production indicate that crude output increased by 60Mt, or about 7%, to 1 131Mt in 2005. However, output increased by some 66Mt in China, indicating declining aggregate production in the rest of the world. Production was cut back particularly in North America and Europe to maintain a balanced market in those regions.

Due to a very tight iron ore market in 2005, resulting from significant barriers to entry in the industry and long development lead times, benchmark contract iron ore prices were negotiated at 71,5% higher than 2004. These tight market conditions are expected to continue in 2006, as indicated by the fact that spot prices in China were appreciably above contract prices during 2005, leading to expectations of additional price increases for iron ore. This will be counteracted to an extent by the spectre of significant overproduction of steel in China and lower profitability in the steel industry. Contract iron ore prices are thus expected to increase more moderately.

Prices for contract hard coking, semi-soft coking and steam coal increased in 2005 by 127%, 85% and 20%, respectively. Extremely tight market conditions at the beginning of 2005 for all metallurgical coals have since eased considerably as supply caught up with demand and infrastructure constraints lessened, especially for the lower-ranked coals, like semi-soft and PCI coals. A decrease of about 10% for 2006 in the hard coking coal mine price has been negotiated, while larger declines are anticipated for semi-soft and PCI coals (about 30%). Spot steam coal prices declined during 2005 from about US$52/t to below US$40/t, leading to expectations that contract thermal coal prices will decline in 2006 and be settled about 15% lower. Spot steam coal prices, however, have started increasing again and are expected, on average, to attain levels similar to 2005.

The LME cash zinc price rose from US$1 214/t at the beginning to US$1 915/t at the end of 2005 (p22). The average zinc price in 2005 was US$1 382/t, some 31,8% higher than the average in 2004. This was driven by good market fundamentals, reflected in a refined zinc supply deficit of about 500kt, and investment fund-based activity. LME zinc stocks declined 37% during 2005. The supply deficit is expected to persist in 2006, resulting in forecasts that zinc could attain an average price as high as US$2 000 during the year – the early part of 2006 has already seen prices surge to US$2 300. The very tight market for zinc concentrates is also expected to continue in 2006. This will result in treatment charges falling even lower than the severely-depressed levels of recent years.

Titanium dioxide pigment prices increased in 2005 (up to 20% in certain regions), with the market remaining in near balance. However, titanium dioxide feedstock prices rose only moderately during the year, due primarily to oversupply in the chloride-grade feedstock market. This surplus in supply over demand is expected to increase in 2006, leading to forecasts of a flat trend in feedstock prices.

In contrast, a significant supply deficit in the zircon market resulted in prices increasing by more than 20%. Given that this deficit is expected to persist in 2006, more price increases are expected.

Historical Chinese iron ore imports and nominal iron ore prices


90
80
70
60
50
40
30
20
Iron ore prices (USc/mtu)
300
250
200
150
100
50
0
China imports (Mt)
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
China imports
Lump prices
Fines prices

Source: IISI, BGS, AME and CRU

The US dollar generally weakened against the currencies of the major commodity-exporting countries in 2005. Commodity price increases in the currencies of these countries were thus lower than in dollar terms. For example, the 71,5% increase in iron ore prices in dollar terms in 2005 resulted in only a 66% increase in Australian dollar, a 43% increase in Brazilian real and 69% increase in rand terms. The US dollar is expected to weaken further against the currencies of most commodity-producing countries, again impacting negatively on local currency export receipts, although a weaker dollar tends to support commodity prices.

Another factor that should support commodity prices is the significant increase in mining costs and mining project capital costs experienced during 2005. The elevated commodity prices of 2004 and 2005 resulted in numerous new mining projects being initiated, both brownfield and greenfield. This, in turn, led to a shortage of capacity in contractors, equipment and mining professionals worldwide. High energy costs have added to the problem.

Global bulk freight rates increased significantly in 2003 and 2004, primarily due to growth in commodity import demand from China. These rates declined markedly during 2005, following an expansion of about 6% in the world bulk fleet capacity. Significant new capacity is also due to be delivered during the next few years.

Estimates of global exploration expenditure in 2005 indicate an increase of some 34% over 2004, as could be expected during a period of high commodity prices. This trend is anticipated to continue into 2006. In time, this will result in increased mineral supply and contribute to the downward progression of the commodity price cycle.

Heavy minerals markets


700
650
600
550
500
450
400
350
(Zircon US$/tonne)
2 000
1 800
1 600
1 400
1 200
1 000
(Pigment A$/tonne)
2002
2003
2004
2005
Zircon
Pigment*







Above: *Iron ore operations at Sishen, which feeds a large portion of its production to the Chinese market.*

Below: *Growth in commodity import demand in China continued in 2005.*


KUMBA RESOURCES

Record production and buoyant sales volumes, with revenue up 37%

CHANGE IN FINANCIAL YEAR AND COMPARATIVE ANALYSIS

Kumba changed its financial year end from 30 June to 31 December in 2004 and is presenting its audited financial results for the 12-month period to 31 December 2005.

Kumba's previous audited financial results were for the 18-month period from 1 July 2003 to 31 December 2004.

Comments are for comparative purposes based on an analysis of the group's audited financial results and physical information for the 12 months ended 31 December 2005 against the corresponding unaudited information for the 12-month period ended 31 December 2004. Interim results reviewed by the group's auditors were published for the six months to 30 June 2005.

Audited financial results and physical information for the 12-month period to 31 December 2005 and the corresponding unaudited information for the 12-month period to 31 December 2004 respectively, are provided on p116 and p117 for comparative purposes.

OVERVIEW OF GROUP OPERATING RESULTS

The 12-month period to December 2005 was marked by continued excellent operational performance, strong commodity prices and the continued realisation of benefits from the ongoing business improvement programme. Revenue increased by R3 253 million to R11 962 million and net operating profit, adjusted for the Hope Downs non-recurring settlement proceeds and other non-recurring charges, by R2 222 million to R3 643 million, resulting in an improved operating margin of 30% compared with 16% for the comparative period (table 1).

An average exchange rate of R6,36 to the US dollar was realised compared with R6,51 for the previous corresponding 12-month period.

Table 1

R million	12 months ended 31 December 2005	12 months ended 31 December 2004	18 months ended 31 December Restated 2004
Revenue	**11 962**	8 709	12 600
Net operating profit (Ebit)	**4 887**	1 368	1 845
Adjusted for:			
– Hope Downs pre-tax settlement proceeds	**(1 179)**		
– Non-recurring (surpluses)/net deficits and impairment charges realised on disposal of assets and investments	**(65)**	53	11
Adjusted net operating profit	**3 643**	1 421	1 856
Depreciation and amortisation	**898**	652	971
Earnings before interest, tax, depreciation and amortisation (Ebitda)	**4 541**	2 073	2 827
Operating margin (%)	**30**	16	15
Ebitda margin (%)	**38**	24	22

Net operating profit up 171%, excluding Hope Downs settlement

SEGMENTAL RESULTS

Segmental results are shown in tables 2 and 3.

Table 2

R million	12 months ended 31 December 2005	12 months ended 31 December 2004	18 months ended 31 December 2004
Revenue			
Iron ore	**6 638**	4 250	6 065
Coal	**2 203**	1 878	2 733
Heavy minerals	**1 928**	1 662	2 438
– Ticor SA	**839**	514	668
– Ticor Australia	**1 089**	1 148	1 770
Base metals	**1 070**	812	1 212
Industrial minerals	**106**	95	138
Other	**17**	12	14
Total	**11 962**	8 709	12 600
R/US$ exchange rate realised	**6,36**	6,51	6,67

Table 3

R million Net operating profit (Rm)/margin (%)	12 months ended 31 December 2005	%	Restated 2004	%	18 months ended 31 December Restated 2004
Iron ore	**2 767**	**42**	833	20	1 134
Coal	**554**	**25**	430	23	544
Heavy minerals	**227**		254		203
– Ticor SA	**(79)**		(10)		(22)
– Ticor Australia	**306**	**28**	264	23	225
Base metals	**69**	**6**	(116)		(153)
Industrial minerals	**26**	**25**	20	21	27
Other					
– Hope Downs	**1 179**				
– Other	**65**		(53)		90
Total	**4 887**	41	1 368	16	1 845

IRON ORE

Revenue increased significantly by 56% to R6 638 million and net operating profit by 232% to R2 767 million, with the operating margin improving to 42%. This was due to the excellent operational performance, business improvement results, record-breaking iron ore price settlements of 71,5% on average effective 1 April 2005 and a higher-margin sales product mix which more than offset the effects of higher petroleum and labour costs. The international US dollar prices for iron ore are set from 1 April until 31 March the following year.

COAL

Revenue increased by 17% to R2 203 million due to increased sales volumes at higher prices. Higher revenue together with business improvement initiatives resulted in net operating profit improving by 29% to R554 million despite increased stripping costs and petroleum prices.

HEAVY MINERALS

Ticor SA

Total production and sales increased in line with the ramp-up of the furnaces. This, together with higher sales prices for zircon and low manganese pig iron, resulted in revenue increasing by 63% to R839 million. The stronger currency, increased raw material costs and the cessation of capitalisation of costs and interest during the construction period more than offset improved revenues, resulting in a net operating loss of R79 million for the year.

Ticor Australia

Kumba acquired the minority shareholding in Ticor Limited resulting in it becoming a wholly-owned subsidiary and being delisted from the Australian Stock Exchange (ASX) on 22 November 2005. As a result, Ticor's 40% holding in Ticor SA was restructured into a direct holding by Kumba.

Revenue decreased by 5% over the comparative period to R1 089 million as a result of the effects of the final closure of Ticor's chemical business in May 2004. Net operating profit, however, increased by 16% to R306 million due to higher pigment and zircon prices, the elimination of losses recorded by the chemicals business, the ongoing success of margin-improvement initiatives and favourable hedging programmes.

BASE METALS

The sale of an additional 23kt of lead and a significant increase in the LME-traded zinc price from an average of US$1 048 per tonne in the comparative period to US$1 382 per tonne in 2005 resulted in revenue improving by 32% to R1 070 million despite continued low treatment charges and a stronger currency.

Net operating profit, which improved to R69 million from a loss of R116 million during the comparative period, was due to increased revenues, non-recurrence of impairment charges raised in the comparative period and the benefits from the business improvement programme.

A provision of R182 million, representing the business unit's best estimate for the environmental rehabilitation of a residue disposal site at the Zincor refinery, was raised against its prior year's retained income. Investigation of viable reclamation alternatives is continuing. The provision at 31 December 2005 amounted to R191 million.

The revenue and net operating profit contribution of the various businesses is as follows:

Revenue contribution

12 months 2005


56% Iron ore 49%
18% Coal 22%
16% Heavy minerals 19%
9% Base metals 9%
1% Industrial minerals and other 1%

12 months 2004



Net financing cost covered 20 times by EBITDA

EBIT contribution (excluding Hope Downs proceeds)

12 months 2005




74% Iron ore 54%
15% Coal 28%
6% Heavy minerals 17%
2% Base metals 0%
3% Industrial minerals and other 1%

12 months 2004



NET FINANCING COSTS

Net financing costs consist of interest expense, net of interest earned and interest capitalised on project developments. The average monthly effective cost of borrowings decreased from 11,3% per annum to 10,6% per annum in line with lower interest rates. At 31 December 2005, 56% of our corporate borrowings, inclusive of the Ticor SA project finance loans, carried interest at fixed rates. Net financing costs decreased by R56 million to R231 million and were covered 20 times by EBITDA compared with 7 times in the 12 months to 31 December 2004.

No interest cost was capitalised during the current financial year compared with R118 million in the comparative period. Capitalisation of interest on the project loans for the mine operation of Ticor SA ceased in December 2001 and for the smelter operation on 31 December 2004.

INCOME FROM EQUITY-ACCOUNTED INVESTMENTS

Our share of attributable profits from investments, after tax, increased as a consequence of a higher contribution from our investment in the Chifeng zinc refinery and the divestment from GijimaAST Limited.

Table 4

R million	12 months ended 31 December 2005	12 months ended 31 December 2004	18 months ended 31 December 2004
AST [1]	**(5)**	(32)	(52)
Chifeng zinc refinery	**12**	9	10
Total	**7**	(23)	(42)

1. *Equity accounting discontinued on 3 May 2005 after AST's rights issue and business combination with Gijima Info Technologies Afrika (Pty) Limited, which diluted Kumba's interest to 4,6% in the newly formed GijimaAST Limited. Guma Investment Holdings (Pty) Limited exercised its option to also acquire Kumba's remaining interest in GijimaAST Limited prior to 31 December 2005.*

Investments in incorporated joint ventures that were previously equity accounted have been proportionally consolidated from 1 January 2005 (refer note 2 of the annual financial statements). Comparatives have been restated. The change does not impact on attributable or headline earnings.

EARNINGS

The significant improvement in net operating profit and a non-recurring settlement of R1 179 million pre-tax for the acquisition of Kumba's interest in the Hope Downs project, after accounting for net finance charges of R231 million and a higher taxation charge of R1 412 million, resulted in attributable earnings increasing by 400% to R3 190 million for the financial year. Headline earnings were 223% higher at R2 373 million or 781 cents per share.

Final dividend of 160 cents per share (540 cents per share for the financial year including special dividend)


KUMBA RESOURCES

Table 5

R million	12 months ended 31 December 2005	2004	18 months ended 31 December 2004
Attributable earnings	**3 190**	638	891
Adjusted for:			
• Net (surplus)/deficit on disposal or scrapping of operating assets and investments	**(1 177)**	110	(24)
• Impairment charges*	**28**	(57)	35
• Closure cost		35	35
• Excess over cost of acquisition of minority interest**	**(95)**	(4)	(6)
• Our share of associates' goodwill amortisation and exceptional items		29	47
• Minority share adjustment	**(1)**		
• Tax effect	**428**	(17)	(12)
Headline earnings	**2 373**	734	966
*Impairment charges raised:			
• Ticor Chemicals cyanide plant in Australia			89
• Investment in ZnERGY (Pty) Limited		26	26
• Preference share investment in Rosh Pinah Mine Holdings (Pty) Limited		9	9
• Reversal of impairment of shipping assets sold		(90)	(90)
• Impairment of intangible assets in Ticor Limited	**20**		
• Impairment of investment in joint venture	**7**		
• Other	**1**	(2)	1
Total impairments	**28**	(57)	35

** *Refer p29*

TAXATION

The tax charge for the 12-month period to 31 December 2004 increased by R1 082 million to R1 412 million in line with the improved net operating profit.

The effective tax rate is 30,3% compared with 31,2% for the comparative period.

DIVIDENDS

Our policy remains to pay regular dividends. The level of dividend payments is considered half-yearly against prevailing trading conditions, our balance sheet structure and available cash flow, taking cognisance of value-adding growth opportunities. The board accordingly approved the following dividends for the 12-month period ended 31 December 2005.

Period ended	Dividend cps	Rm	Rm*	Declared	Paid/payable
30 June 2005	160	487	548	August 2005	September 2005
1 July 2005 (special)	220	670	754	August 2005	September 2005
31 December 2005	160	490	551	February 2006	March 2006
Total	**540**	**1 647**	**1 853**		

* *Includes standard tax levied on dividends paid by companies.*

The non-recurring post-tax receipt for Kumba's interest in the Hope Downs project was declared as a special dividend in August 2005.

Total dividends (excluding STC) for the 12 months to 31 December 2005 are covered 1,94 times by attributable earnings.

Net debt to equity ratio of 19%

CASH FLOW

Cash retained from operations was R1 829 million higher over the comparative period and, together with the Hope Downs project settlement, was applied to settle finance charges of R189 million, higher cash taxes of R821 million, increased dividends of R1 447 million and the acquisition of the minority interest in Ticor Limited, Australia for R1 174 million.

This, together with capital expenditure of R1 044 million, of which R655 million was invested in new production capacity, resulted in a net cash inflow of R459 million for the financial period under review.

Table 6

R million	12 months ended 31 December 2005	12 months ended 31 December 2004	18 months ended 31 December 2004
Net cash retained from operations	**3 864**	2 035	2 661
Net financing cost, taxation and dividends	**(2 457)**	(581)	(1 029)
Cash used in investing activities			
◦ New capacity	**(655)**	(487)	(825)
◦ Other capital expenditure	**(389)**	(399)	(571)
◦ Acquisition of Ticor Limited's minority interest	**(1 174)**		
Asset and investment disposals [1]	**1 202**	50	238
Share issue [2]	**128**		132
Other movements [3]	**(40)**	75	(114)
Decrease in net debt	**479**	693	492

1. *Includes the R1 179 million proceeds from the Hope Downs Project.*
2. *Proceeds from the issue of shares under the management share scheme.*
3. *Non-cash flow movements in net debt arising primarily form currency translation differences.*

FINANCIAL STRUCTURE

Net debt decreased to R1 391 million with a net debt to equity ratio of 19% at 31 December 2005, from R1 870 million and a net debt to equity ratio of 29% at the previous financial year-end close of 31 December 2004. Net debt was 0,3 times Ebitda compared with 0,9 times Ebitda at 31 December 2004.

The redemption profile of our long-term interest-bearing borrowings is satisfactorily spread with significant undrawn facilities and a low utilisation of short-term bank lines. This, together with new term facilities, will adequately cover any refinancing that may be required in 2006 and 2007

Table 7: Debt structure

R million	Drawn	Undrawn	Maturity profile	
Long-term			2006	685
Corporate	1 191	316	2007	934
Ticor SA project finance	869		2008	484
Ticor Pty Limited, Australia	589	171	2009	218
	2 649	**487**	After 2009	328
Short-term	225			**2 649**
Total debt	**2 874**			
Cash and cash equivalents	(1 483)			
Net debt	**1 391**			

CAPITAL EXPENDITURE

Table 8 contains a comparison of capital expenditure for the 12-month periods ended 31 December 2005 and 2004 together with an estimate for the 2006 financial year. In contrast to the previous financial years where our investment in the Ticor SA project dominated our capital expenditure into new production capacity, iron ore and coal expansion projects attracted most of the capital expenditure for the period under review. The approved Sishen expansion project (p44), will account for 41% of the 2006 estimated capital expenditure.

Table 8
Capital expenditure

R million	Financial year 2006 estimate	12 months ended 31 December 2005	12 months ended 31 December 2004	18 months ended 31 December 2004
Sustaining and environmental	824	**389**	399	571
Expansion				
◦ Iron ore	1 665	**274**	38	78
◦ Coal	377	**311**	66	81
◦ Heavy minerals	144	**66**	351	624
◦ Base metals		**2**	32	42
◦ Other		**2**		
Total	3 010	**1 044**	886	1 396

HEDGING (refer note 30.1 to the annual financial statements)

Our hedging of export earnings continues to focus on short-term forward periods within board approved policy parameters. Hedging activity approximated the spot rates over the 12-month period compared with a contribution of R100 million for the 18-month period to 31 December 2004.

In line with our policy on foreign currency commitments, R92,6 million of our capital commitments on the Sishen expansion project were covered at an average exchange rate of R6,82 to the US dollar, R16,9 to the yen and R8,35 to the euro at 31 December 2005. This represents 62% of the anticipated import content, which is 4% of the estimated capital expenditure of the project.

CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The majority of listed companies in South Africa faced the challenge of full IFRS compliance for years ending on or after 1 January 2005.

Kumba, even though already reporting in terms of IFRS since 1 July 2001, was required to ensure compliance with the numerous improvements to existing International Accounting Standards, most notably the following:

- the adoption of IFRS 2, Share-based Payments, having an impact of R38 million and R30 million on profit and loss for the 12- and 18-month periods to 31 December 2005 and 2004 respectively; and
- the adoption of IFRS 3, Business Combinations, in terms of which the recognition of negative goodwill was discontinued. This resulted in R53 million being adjusted against opening retained income at 1 January 2005, and a further R95 million excess amount over the cost of acquisition of the minority interest in Ticor Limited, Australia, being recognised in the current year's earnings.

BUSINESS IMPROVEMENT PROGRAMME

To counter fluctuations in the exchange rate, remain competitive and meet its growth aspirations, Kumba launched a comprehensive business improvement programme in 2004, consisting of a combination of increased throughput and revenue, improved business processes and cost reductions. The target set in 2004 of an R800 million sustainable contribution to net operating profit from our 2006 financial year is being rigorously tracked and reported. The initial target of R800 million has been revised to a target of R1 422 million in 2005, the full amount of which was realised in 2004 and 2005.

Share price outperforms indices

The graph below depicting our Ebit comparison year-on-year demonstrates that the benefits of the business improvement initiatives, net of once-off implementation costs, have already started to flow through to the group's results for the two 12-month periods.

Ebit comparison



1 368
2 399
45
(331)
(495)
(181)
851
3 656
1 231
4 887
12M04 EBIT
Volume and price
Exchange rate
Inflation
Volume
Production cost
Distribution cost
Business improvement initiatives
"Core" EBIT
Non-recurring items
FY05 EBIT

Ebit for the 12-months to 31 December 2004 included a contribution of R400 million from the business improvement programme of which R169 million realised in cost savings, with a further net amount of R851 million in the period under review of which R260 million consists of cost savings.

POST-RETIREMENT BENEFIT LIABILITY

The three accredited medical aid funds are structured to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

Kumba is a participating employer in a number of defined contribution funds and two closed defined benefit funds. These defined benefit funds were adequately funded as per the latest actuarial valuations on 31 December 2004 and 31 December 2002 respectively.

SHARE PRICE PERFORMANCE

A year-on-year, 12 months to 31 December comparison shows that the volume weighted average share price was R74,59 against R40,07 for the previous year, while the daily trade in shares averaged 428 399 in 2005 compared with 271 247 in the previous period. During the year under review, the share peaked at R109,13 in December 2005 (against a high of R49,00 in the previous financial year) and bottomed at R44,06 in January 2005 versus a low of R32,35 in June 2004. Following the announcement of the empowerment transaction and speculation of a higher-than-anticipated iron ore price settlement for 2006, Kumba's share reached a new high of R126,58 on 19 January 2006.

In the four years since listing, Kumba has significantly outperformed both the JSE overall index (+49%) and JSE resources index (+57%). The acquisition of a majority shareholding by Anglo American plc in Kumba in December 2003 resulted in the liquidity and tradability of the share decreasing substantially. Although this has affected its rating, Kumba's share price has nevertheless, in the review period, outperformed the JSE overall index by 42% and the JSE resources index by 40%. This can be compared to an outperformance of the JSE resources index by 14% in 2004 and a 3% underperformance of the JSE overall index over the same period. In fact, Kumba was the best-performing ALSI 40 share in 2005 with an annual appreciation of some 132%.

A comparison with its peers shows that during the year under review Kumba outperformed both BHP Billiton and Anglo American plc by 38% and 45% respectively.


KUMBA RESOURCES

Table 9: Share price analysis (SA cents per share)
Year end 31 December

	High	Low	Median
2005	10 913	4 406	7 459
2004	4 900	3 235	4 007
2003	3 995	2 410	3 247
2002	5 850	3 001	4 158
2005			
First quarter	7 108	4 406	5 805
Second quarter	6 997	5 492	6 283
Third quarter	9 830	5 892	7 811
Fourth quarter	10 913	8 752	9 936
2004			
First quarter	4 363	3 711	4 164
Second quarter	4 450	3 235	3 781
Third quarter	4 920	3 325	4 007
Fourth quarter	4 900	3 950	4 462

Share price against daily traded volumes


4 000 000
3 500 000
3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
120
100
80
60
40
20
0
Jan 04
Feb 04
Mar 04
May 04
Jun 04
Aug 04
Sep 04
Nov 04
Dec 04
Jan 05
Mar 05
Apr 05
Jun 05
Jul 05
Sep 05
Oct 05
Nov 05
Volume traded (millions)
Share price (R per share)

Source: Datastream

Share price against daily traded volumes


140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Rebased to KMB
Jan 04
Jan 04
Mar 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
KMB
JSE Overall
JSE Resources

Source: Datastream

Kumba recorded another year of good operational results, with numerous production records achieved and a gratifying improvement in safety performance in the second half of the year.

Iron ore and coal continued to enjoy buoyant market conditions due to soaring demand for steel-making raw materials largely as a result of strong growth in the Chinese steel industry. Iron ore demand in Japan and Europe remained steady at high levels. Iron ore prices are expected to remain at the current high levels until at least 2007.

Heavy minerals experienced very strong demand for zircon, with China's ceramic and chemical sectors booming. Increases in world zircon production are not expected in the short term and the supply shortfall should support current strong prices. Pigment and titanium dioxide slag achieved modest price increases in 2005.

The zinc business enjoyed a recovery in metal prices due to strong global demand driven mainly by China and the zinc inventory on the London Metal Exchange (LME) which reduced by 235kt this year. Treatment charges remain depressed due to the global shortage of concentrate from the mines.

SAFETY

Regrettably, during the year, we experienced four fatalities, one of which was a public road vehicle accident. Another two fatalities were recorded in January 2006. Any loss of a colleague is very distressing and we remain committed to achieving a working environment where no serious injuries occur. There have been commendable safety achievements at several of our mines, most notably Tshikondeni receiving the national award of the Department of Minerals and Energy for South Africa's most improved coal mine. We congratulate those divisions that are making progress towards our safety goal, but overall we are dissatisfied and improving our safety performance is a priority. The *I Care Rules* programme, an initiative to enhance hazard awareness by focusing on key risk areas (p75), is yielding positive results in the early stages of roll-out.


IRON ORE
COAL
KUMBA RESOURCES
HEAVY MINERALS
BASE METALS
INDUSTRIAL MINERALS

OPERATIONAL PERFORMANCE

The continued focus on improving performance, supported by programmes on leadership style, people development and performance management remains the cornerstone of our operational successes.

Achievements: There have been several notable achievements during the year:

- All our business units now have international certification on environmental (ISO 14001) and safety (OHSAS 18001) standards
- Tshikondeni received the Millionaire Shield Award and the national safety achievement flag for coal mines from the Department of Minerals and Energy
- The iron ore businesses have reduced the number of lost time-injuries by 42%
- Record performances from our iron ore operations included:
  - Sishen mine production of 28,5Mt
  - Iron ore exports of 22,1Mt
  - Railed tonnage to Saldanha of 24Mt
- Coal operations continued to excel:
  - Record production from Grootegeluk and Leeuwpan, which achieved 17,5Mt and 2,0Mt respectively
  - The R95-million jig project was successfully commissioned at Leeuwpan in August 2005
- Our heavy minerals division continued to increase output:
  - Furnaces in South Africa continued to ramp up successfully. The chloride slag ratio improved to 82%
  - Tiwest operations in Australia maintained strong levels of output while successfully relocating the North mine concentrator.

Challenging targets play a key role in our business successes

Some exciting challenges have been identified for the year ahead:

- A key focus area will be fully capturing the benefits of our business improvement programme initiated in 2004 and building on the successes achieved to date
- Subject to shareholder approval, the integration of the envisaged Newco business operations and harvesting the potential synergies of its constituent assets and people will be a key objective.





KUMBA RESOURCES'
footprint



1. *The Ticor SA smelter in Empangeni, KwaZulu-Natal, where furnaces continued to ramp up successfully.*
2. *Tshikondeni received the Millionaire Shield Award and the national safety achievement flag for coal mines from the Department of Minerals and Energy.*
3. *A Sishen drum reclaimer at dusk.*
4. *A record production of 17,5Mt was achieved at Grootegeluk in 2005.*

We are creating a **sustainable future** by ensuring the development of our people and the communities in which we operate

We are measured on our triple bottom-line performance





KUMBA RESOURCES



IRON ORE

Physical information	2005 000t*	2004 000t*	Y-O-Y %
Total production	**30 987**	30 112	3
Total sales	**31 285**	30 294	3
– Domestic	**9 172**	9 371	(2)
– Exports	**22 113**	20 923	6
Capital expenditure (Rm)	**404**	172	135

** = metric tonnes*
Y-O-Y = year-on-year


China 39%
Japan 22%
UK 12%
Germany 10%
Austria 11%
Other 6%

EXPORT REVENUE CONTRIBUTION

OVERVIEW

Kumba's iron ore division is a leading high-grade lump ore producer and the fourth-largest supplier of iron ore in the global seaborne industry. Iron ore assets comprise the mines at Sishen and Thabazimbi, in South Africa's Northern Cape and Limpopo provinces respectively. These mines produce 31Mtpa of iron ore – 81% of the country's total production and 4% of global seaborne trade – and their combined resources exceed two billion tonnes of high-quality iron ore.

Sishen is contracted to supply 6,25Mtpa and Thabazimbi all its iron ore production to Mittal Steel South Africa (Mittal) at cost plus a 3% management fee.

The division recorded an exceptionally strong operating performance in 2005, largely due to capacity expansions and improved efficiencies following the business improvement programme. Supported by a favourable 60/40 lump:fine ore ratio and record international iron ore price settlements effective 1 April 2005, export volumes rose and the revenue was further enhanced. Thabazimbi maintained its excellent safety record and Sishen improved on its 2004 safety levels.

During the year, Sishen set new records, increasing final product output by 3% to 28,5Mt. The 10% increase in production volumes over the past four years is indeed a commendable achievement with several strategic initiatives, including selective mining practices, coming to fruition over the period.

Export sales were up 6%, driven by buoyant global demand for iron ore and boosted by strong operational performances and capacity expansions on the export channel. Domestic sales volumes declined by 2% on the back of decreased Mittal demand, and surplus domestic production was redeployed to export markets. Tonnage railed from Sishen mine to the port of Saldanha rose by 9% in line with new contractual tonnages. Tonnage shipped to customers and the offshore stockpile at Qingdao rose by 7%. Structural defects on ship-loaders during July 2005 necessitated rescheduling vessels.

Following an unfavourable outcome to arbitration proceedings stemming from a dispute between Kumba and its partner, Hancock Prospecting, in the Hope Downs iron ore project in Western Australia, the latter was granted an option and purchased Kumba's interest on 1 July 2005, resulting in A$231,4 million being paid to Kumba in full settlement of the issue.

The iron ore business is pursuing four strategic thrusts:

- Reducing or containing operating expenses to increase the operating margin and return on capital employed
- Establishing and sustaining a preferred-supplier status in high-margin markets
- Growing domestic and international capacity by developing new business ventures
- Being a responsible corporate citizen.

PROSPECTS

The tight supply/demand situation in the iron ore industry in recent years is being maintained by capacity restrictions and ever-increasing demand from China, prompting expansion plans by major iron ore producers that continue to produce at record levels. The iron ore division aims to sustain 2005's record production levels, while expansions at Sishen will begin delivering product by mid-2007 ramping up to full capacity of 10Mt by the beginning of 2009.

Led by China, Asia will continue to be the growth market for iron ore while the traditional major markets of Europe and east Asia (excluding China) are expected to remain stable. Global crude steel production increased by 7% in 2005 (China 24,6%), with further growth expected until 2010. This is supported by ambitions in India and Brazil to significantly expand their steel industries with blast furnace upgrades, new furnaces and greenfield projects.

The unprecedented price increase in benchmark contract prices of 71,5% in 2005 has encouraged steelmakers and iron-ore producers to enter into long-term contracts to ensure supply and reduce reliance on the spot market. Significant differentials between spot and benchmark contract prices, albeit at lower levels than the previous year (average of US$70/tonne delivered price into China for Indian ore



Part of the Sishen mine in the Northern Cape.

against US$55/tonne contract price into China for Australian ore), are still prevalent which indicates a buoyant market in 2006. Additional shipping capacity from 2006 should improve the freight market.

The division's current pipeline includes 13 projects, ranging from implementation to potential study phase, representing 83Mt of production capacity that can be brought on line should market demand warrant those investments. In addition, exploration activities and technology developments will continue to identify new opportunities.

Capital expenditure

R million	Actual 2005	Estimate 2006
Sustaining	**113**	257
Environmental	**17**	66
Expansion	**274**	1 665
Total	**404**	1 988


FOCUS ON STAKEHOLDER
prosperity

Our vision, values and governing principles ensure that stakeholder value is enhanced

We will continue to create wealth for stakeholders by doing what we do better than anyone else and better than before



1. *A haul truck tips its load at the primary crusher at Sishen. Water sprays are automatically activated to ensure efficient dust control.*
2. *The Komatsu WA1200 in use at Sishen is reported to be the largest mechanical drive front-end loader in South Africa.*
3. *A rope shovel in action at Thabazimbi.*
4. *With the recently commissioned floculant preparation plant at Thabazimbi are Lucas Daffue, production foreman, and right, Emil de Villiers, process engineer.*


KUMBA RESOURCES

COAL

Physical information	2005 000t*	2004 000*	Y-O-Y %
Total production	**19 839**	19 444	2
Total sales	**19 986**	19 558	2
– Eskom	**14 703**	14 356	2
– Other domestic	**4 174**	4 112	2
– Exports	**1 109**	1 090	2
Capital expenditure (Rm)	**347**	171	103

** = metric tonnes*
Y-O-Y = year-on-year


TOTAL SALES
Eskom 74%
Domestic 21%
Exports 5%

OVERVIEW

Kumba's coal division is currently South Africa's fifth-largest producer, operating three collieries: the open-pit Grootegeluk (Limpopo) and Leeuwpan (Mpumalanga) mines; and underground Tshikondeni mine (Limpopo) that supplies all its production to Mittal at cost plus a management fee of 3%. This division offers significant growth opportunities for the group.

The division has consistently improved operational performance with record throughput at Grootegeluk and Leeuwpan, with the latter benefiting from the commissioning of the jig plant during the year. Driven mainly by demand from the metals and power-generation sectors, the three collieries produced 19,8Mt of thermal, coking coal and semi-soft coking coal, a 2% increase on the previous year and posting new production and sales records at Grootegeluk and Leeuwpan. More product was placed in the valuable metals market, improving revenues to record levels. Production levels for 2006 are expected to increase by 11% as expansion projects at Grootegeluk and Leeuwpan come on stream and demand from Eskom increases.

Overall production was marginally higher at Grootegeluk due to better throughput after de-bottlenecking projects.

Higher diesel prices, incentive provisions following better operating results and increased overburden stripping to alleviate the backlog of the previous year at Grootegeluk contributed to higher production unit costs for 2005.

Leeuwpan and Tshikondeni received ISO 14001 and OHSAS 18001 accreditation during the year, with Tshikondeni receiving the Blue Flag award from the Department of Minerals and Energy for most improved safety performance from a coal mine in South Africa over a three-year period. Tshikondeni and Grootegeluk unfortunately recorded a fatality each in December 2005 and January 2006 respectively.

While overall demand during the year was good, warmer winter conditions resulted in lower-than-expected demand from Eskom. Dispatches from Grootegeluk were below the record levels achieved in 2004 due to lower sales volumes, but the efficiency of rail flows was maintained with another commendable performance from Spoornet.

Capital expenditure for the year more than doubled to R346 million, primarily for the Grootegeluk and Leeuwpan expansion projects. This will rise again in 2006 due to increased replacements in line with the life cycle of physical assets and approved expansion projects.

Sales into the export market remained at 1,1Mt and are only set to increase materially when the RBCT Phase V project is commissioned. Prices obtained were some 67% higher than the previous year.

Good commodity prices countered a slightly stronger exchange rate in the review period. This division is less sensitive to exchange-rate fluctuations, given that 74% of its total sales are to Eskom.

PROSPECTS

With clearly-defined goals for growth – based on operational efficiency, market positioning, organic and inorganic growth – the coal division's target is to effectively double production to 40Mtpa by 2010 (excluding Eyesizwe Coal tonnage). Medium- and longer-term strategic objectives have also been set and a high-quality pipeline of growth projects developed to realise these objectives.

Much focus has been placed on demonstrating to all stakeholders the potential of the Waterberg coal fields and the role this region could play in alleviating the imminent power-generation capacity shortfall expected in South Africa by 2009. Kumba's coal division is well positioned to play a vital role in supplying additional coal for more power-generation capacity in this region.



Stockpiles and the load-out area at Leeuwpan.

The announcement of the expansion project at RBCT presents significant financial benefit in the medium term for the coal division and will also enable the establishment of the Inyanda coal mine.

The board's approval of the Sintel Char project (p45) signals the division's initial move downstream into the reductant market to expand its portfolio of value-added products.

Although global coal prices peaked during 2004 and 2005, Kumba's coal division is well placed to increase the proportion of higher-value coal products in its portfolio. This should enable the division to increase margins during 2006.



Capital expenditure

R million	Actual 2005	Estimate 2006
Sustaining	**26**	93
Environmental	**10**	34
Expansion	**311**	377
Total	**347**	504




A STEPPING STONE OF
opportunity
FOR SOUTH AFRICA

Kumba is firmly anchored in South African soil and our commitment to the country allows us to act as a stepping stone to a brighter future through the development of our country's people

1. *The beneficiation complex at Grootegeluk.*
2. *The Grootegeluk stacking and reclaiming operations set against a backdrop of Eskom's Matimba power station.*
3. *Flotation cells at Tshikondeni's beneficiation plant.*
4. *Stoffel Pitse, hauling operator at Grootegeluk.*



HEAVY MINERALS

Physical information	Ticor SA			Ticor Limited** Australia		
Total production	**2005 000t**	**2004 000t**	**Y-0-Y %**	**2005 000t****	**2004 000t**	**Y-0-Y %**
Ilmenite*	**377**	459	(18)	**220**	236	(7)
Zircon	**47**	49	(4)	**35**	38	(9)
Rutile	**23**	20	15	**16**	18	(14)
Low manganese pig iron (LMPI)	**89**	63	41			
Synthetic rutile				**111**	112	(1)
Pigment				**53**	53	–
Chloride slag	**134**	96	40			
Sulphate slag	**30**	40	(25)			
Total sales						
Ilmenite	**60**	27	122	**13**	30	(57)
Zircon	**47**	48	(2)	**36**	38	(5)
Rutile	**18**	17	6	**18**	21	(14)
Synthetic rutile				**59**	50	18
Low manganese pig iron	**79**	58	36			
Chloride slag	**150**	84	79			
Sulphate slag	**41**	24	71			

** = Ilmenite at Ticor SA refers to crude ilmenite.*
*** = Tonnages reflect 50% of the production and sales volumes of the Tiwest Joint Venture*
Y-O-Y = year-on-year



TOTAL SALES (Ticor SA)

Ilmenite	17%	Zircon	13%
Rutile	5%	Sulphate slag	11%
Chloride slag	34%	Low manganese pig iron	20%

OVERVIEW

Heavy minerals is a highly-specialised industry whose primary outputs are used for quality-of-life products with many, often invisible, applications. Ilmenite, for example, is used to produce titanium slag and synthetic rutile as feedstock for pigment plants. Titanium dioxide pigment is used in the paper, paint and plastics industries, while zircon is used to produce a wide range of industrial and domestic products from ceramics, tiles and sanitaryware to refractories, and TV and computer screens. Kumba's heavy minerals smelter complex is under commission at Empangeni, KwaZulu-Natal, and it has a joint venture (Tiwest) in Australia producing titanium dioxide products and heavy minerals concentrate including ilmenite and zircon.

The heavy minerals division aims to become a global leader in the titanium dioxide industry and the following major steps were taken in 2005 to realise this objective:

- The A$226 million acquisition of the minorities in Australian-listed Ticor Limited at A$1.875 per share effective 15 November 2005.
- In December 2005, Kumba acquired Ticor's 40% shareholding in Ticor SA and the Madagascar project.
- Significant progress in ramping up the smelter at Ticor SA to 85% of design capacity, leading to chloride slag and low manganese pig iron production increasing by 40% and 41% respectively in 2005. The proportion of chloride slag increased from 71% in 2004 to 82% in 2005.

Good progress was made in operating the furnace 1 pre-heater, with commissioning of the furnace 2 pre-heater scheduled to commence early in 2006.

Furnace 2 was successfully recommissioned in January 2005 after a shutdown for repairs and design improvements during the last four months of 2004. This furnace is now operating at close to name-plate capacity and set production records in March, May and August of 2005. Furnace 1 is planned to be shut temporarily in 2006 to effect modifications and improvements that were successfully made to furnace 2.

Reduced in-situ ore grades at both South African and Australian operations have marginally reduced the production of ilmenite and zircon, although rutile at Ticor SA increased following operating performance gains from the focus on continuous improvement. Production of minerals at Australian operations was also impacted by a scheduled five-day shutdown of the dry mill which occurs every three years. At Ticor SA, the stockpile of crude ilmenite is expected to rapidly decrease as the furnaces reach full capacity. To maintain long-term supplies of ilmenite for the smelter, the Fairbreeze mine is planned to be commissioned during the second half of 2008, subject to board approval.

In Australia, the Tiwest operation successfully completed the relocation of its North mine concentrator within budget and ahead of schedule. Pigment production was in line with the prior year's record, despite an unscheduled shutdown due to unplanned and extended maintenance at the contractor's oxygen plant. This shutdown was to some extent offset by record pigment production in December.

Zircon and low manganese pig iron price escalation continued as a result of strong demand. Prices are expected to remain firm in 2006. Modest price increases were achieved for pigment in 2005.

Sales of chloride slag and low manganese pig iron increased as a result of the ramp-up of the furnaces, while zircon sales were lower due to reduced ore grades.

Operating results for the heavy minerals division were again impacted by the relative strength of the Australian dollar and rand against the US dollar, as well as raw material cost increases, particularly for energy-related consumables and labour. Price increases were negotiated for synthetic rutile and chloride slag but, with a number of potential new projects coming on line in the near future, an over-supply position is anticipated in the medium term.

The business improvement programmes at Ticor SA and Tiwest are an integral part of becoming a global leader in the heavy minerals business. Tiwest's business improvement programme continued to deliver results through improved operating performance, lower costs and increased efficiencies.

The business improvement programme at Ticor SA delivered significant cost savings during 2005, with further benefits expected to be realised by the end of 2006.

Following the implementation of a focused safety programme, Ticor SA has substantially improved its safety performance and, by January 2006, had achieved one year without a disabling injury at the Hillendale mine.

PROSPECTS

The business improvement programme at Ticor SA is generating the expected results, with the full benefits to be realised by the end of 2006.

Tiwest is planning to further increase synthetic rutile and pigment production with minimal capital outlays and by using projects that are part of the firmly-entrenched improvement culture.

After the successful completion of the pre-feasibility study on the Toliara Sands project in Madagascar during early 2005, a bankable feasibility study has started. Current estimates show that the reserve will be capable of feeding the Ticor SA smelter for more than 30 years, providing the long-term feedstock requirement for this business.

Capital expenditure

R million	Actual 2005	Estimate 2006
Sustaining	123	166
Environmental	1	–
Expansion	–	86
Fairbreeze	66	58
Total	**190**	310

1. *Operations at the Ticor SA smelter.*
2. *Hydraulic mining techniques in use at Ticor SA's Hillendale mine.*
3. *Ticor Limited's North mine concentrator was successfully relocated within budget and ahead of schedule.*


a new
generation
MINING COMPANY

As a leading diversified South African-based resources company, Kumba has taken its place at the forefront of innovation and technology

To entrench this position, we will continue to develop solutions that generate shared rewards

KUMBA RESOURCES



BASE METALS

Physical information	2005 000t*	2004 000t*	Y-O-Y %
Total production			
Zinc concentrate	**126**	124	2
Zinc metal	**117**	116	1
Lead concentrate	**25**	27	(7)
Total sales			
Zinc metal	**119**	119	–
Domestic	**92**	91	1
Exports and other	**27**	28	(4)
Lead concentrate sales	**35**	12	192

** = metric tonnes*
Y-O-Y = year-on-year



TOTAL SALES – ZINC METAL

Domestic 77% Exports and other 23%

OVERVIEW

Kumba's base metals division comprises the operations of Rosh Pinah (southern Namibia) and Zincor (Gauteng) and its interest in Chifeng (China).

In line with the rest of the base metals suite, zinc prices have increased substantially and traded between an intra-year low of US$1 165 and a 15-year record of US$1 915 per tonne in December 2005.

The global refined zinc market recorded a deficit for 2005, with the LME inventory decreasing steadily to 394kt, some 37% lower than in 2004. This is expected to continue in 2006.

Rosh Pinah is an underground zinc/lead mine that produced 126kt of zinc-containing concentrates for the review period, accounting for 55% of Zincor's annual requirements. Approximately 23kt of lead-containing concentrates were exported through Walvis Bay during the year.

The Zincor refinery produced 102kt of zinc metal during the review period. Zincor is the only zinc supplier to the South African market and the leading supplier of zinc in east Africa, with well-established markets in Kenya and Tanzania. Zinc production remained under pressure due to the lower quality of concentrates from the refinery's main suppliers.

The Chifeng refinery in Inner Mongolia, China, built on its successful commissioning in the previous year with Kumba's attributable production for the 12 months to December increasing to 15kt of zinc metal. As the division exercises joint control over the refinery, our interest is equity accounted. All metal sales are to domestic Chinese markets. Demand was strong but favourable zinc prices were largely countered by the extreme shortage of zinc concentrate which had an adverse effect on profits.

South African demand was robust during the year and sales at Zincor were higher despite lower production levels. Zinc concentrate production at Rosh Pinah remained firm. Sales for lead concentrates were higher than 2004 and prices remained high.

Zinc market fundamentals are sound and future growth looks healthy. The division has therefore revised its strategy from optimising current operations to a more focused growth strategy in zinc and possibly other base metals commodities.

The biggest challenge for the base metals business, and where much attention will be in future, is to secure local zinc concentrates both for the Zincor and Chifeng smelters.

A major objective in this regard is to progress the finalisation of the agreement on the Kipushi zinc mine in the Democratic Republic of the Congo (DRC).

In the Inner Mongolia region of China, we are participating in the Chifeng Phase 3 expansion and are considering zinc-mining opportunities. The Chifeng smelter capacity will be increased from the current 50ktpa to 110ktpa. Kumba will participate in the expansion by swapping some of its shareholding in the Phase 2 Company into the new Phase 3 Company. The enlarged smelter will benefit from better economies of scale and by producing value-added products.

Zincor will continue to focus on regaining its global low-cost producer status and on generating more revenue by increasing premiums and by-product recoveries, as well as ensuring that Zincor is the preferred supplier in our markets. Accordingly, various initiatives are under way to further improve the high-performance culture at Zincor.

At Rosh Pinah, a major focus will be the intensive exploration and exploration development strategy to find additional resources to increase the current mine life of approximately six years to eight years and beyond.

PROSPECTS

The outlook for prices in 2006 remains good, although some corrective price action is expected from the high levels prevailing at the beginning of 2006, particularly with a view to the impact of investment funds on prices. The market actions of the funds remain a source of great uncertainty.

The International Lead and Zinc Study Group, at its annual session in London, forecast that zinc consumption would increase by 5,7% in 2006, to 11,12Mt. It expects global zinc mine supply to increase by only 4,2% during the same period, with refined output expected to rise by an even smaller 3,5%. If this should happen, the outlook for treatment charges could start improving. Treatment charges for 2006, however, will probably be even lower than in 2005.

Capital expenditure

R million	Actual 2005	Estimate 2006
Sustaining	66	81
Environmental	3	19
Expansion	2	
Total	**71**	100

CREATING balance IN OUR ENVIRONMENT

As we extract value from our diverse operations, we replenish **natural resources** by rehabilitating our land

We develop our **communities** today, so that together we can create a sustainable planet for tomorrow

1. *Zinc-containing concentrate is loaded at Rosh Pinah, prior to being transported to the Zincor operation.*
2. *One of the new autostacker machines at Zincor's electro-winning area. The machine provides enhanced safety and efficiency.*
3. *Underground ore loading at Rosh Pinah.*


KUMBA RESOURCES

INDUSTRIAL MINERALS

Physical information	2005 000t*	2004 000t*	Y-O-Y %
Production			
Glen Douglas	**1 381**	1 431	(3)
Bridgetown	**172**	180	(4)
Kumba FerroAlloys (t)	**6 065**	5 653	7
Sales			
Glen Douglas – Domestic	**1 381**	1 441	(4)
Bridgetown – Domestic	**172**	180	(4)
Kumba FerroAlloys – Domestic (t)	**6 110**	5 408	13

** = metric tonnes*
Y-O-Y = year-on-year

OVERVIEW

Kumba's industrial minerals interests comprise the Glen Douglas open-cast mine in Gauteng, (metallurgical dolomite, aggregate and small quantities of agricultural lime), the Kumba FerroAlloys plant in Gauteng (superior gas-atomised ferrosilicon powder), and 50% of the Bridgetown (Western Cape) dolomite mine joint venture.

Lower sales volume from Glen Douglas reflect reduced demand from the civil and construction industry due to a decline in projects in southern Gauteng and a significant fall in lime sales to the agricultural sector. Mittal continued to underpin volume sales growth in metallurgical dolomite, an important raw material for the steel industry. The profitability of Glen Douglas benefited from the focus on product recoveries from the waste dump which reduced stripping and mining costs and improved product market prices.

The ferrosilicon operations at Kumba FerroAlloys are strategically and profitably positioned to meet the beneficiation needs of iron ore mines, with some 70% of output sold to Kumba's Sishen and Thabazimbi mines. Increased market penetration during the period reflects favourable unit production cost, higher production and strong demand due to growth in iron ore production. Additional benefits from an external sales strategy included increased sales to the diamond and chrome markets. Bridgetown volume sales were down due to a decrease in hot metal production at Saldanha Steel.



PROSPECTS

The current low interest rate environment in South Africa and increased government spending on physical infrastructure should underpin strong growth in the civil and construction industry and thus support the aggregate industry. Kumba FerroAlloys' ferrosilicon sales are expected to benefit from high iron-ore production activity and an expanding external market.

Capital expenditure

R million	Actual 2005	Estimate 2006
Sustaining	5	9
Environmental	–	–
Expansion	2	3
Total	**7**	12



Dolomite loading operations at Glen Douglas.





1. *Reclaimer operations at Glen Douglas. One of the mine's products is metallurgical dolomite, an important raw material used in the steel industry.*

2. *Lancing the furnace at the Kumba FerroAlloys plant is George Pasha. Raw product is melted to atomise ferrosilicon to produce the final powdered product.*

3. *Learners at the Daleside School – the school was built by Glen Douglas on its property and donated to the community. The mine continues its involvement and support of school projects.*



DETERMINED TO uplift OUR PEOPLE



We will create a sustainable future by ensuring the development of our people and the communities around our operations

KUMBA RESOURCES

Several projects in Kumba's pipeline of growth opportunities are now being developed, while other exciting opportunities are at various stages of investigation.

IRON ORE

Sishen Expansion Project After completion of the detailed feasibility study for the 10Mtpa Sishen expansion project, an investment decision was made in February 2005.

The project applies jig technology, new to Sishen but extensively used in the iron ore industry, to extract additional ore from existing run-of-mine and previously stockpiled material. The 16Mtpa feed to the new plant, incorporating jigging technology, will produce about 10Mtpa of saleable ore with an average iron content of 64%. The project is currently in early implementation phase and construction has commenced. Production will begin by mid-2007, ramping up to full capacity by the beginning of 2009. Improvements identified during the detailed design phase of the project together with higher commodity and labour costs in the construction industry led to a revision in the capital estimate of the project from R3,0 billion to R3,6 billion. A study is also under way for the expansion of the project to deliver an additional 3Mtpa of output.

Export Logistics Expansion Project Kumba and Transnet concluded an agreement to expand the Sishen-Saldanha export channel in February 2005. The agreement allows for an additional 11,5Mtpa of iron ore to be exported from Saldanha Bay. This will bring Kumba's iron ore rail allocation to Saldanha Bay to 35,0Mtpa by 2009. Of this, 33,2Mtpa will be exported.

Sishen South Project This project involves the development of a greenfields open-cast operation on a group of iron ore bodies some 90km south of Sishen mine, and immediately to the west of the current mining operations of Assmang's Beeshoek mine.

Due to export logistics constraints, a phased approach for developing the mine is currently being studied. The first phase of 3Mtpa will form part of the current 35Mtpa Sishen-Saldanha export agreement concluded with Transnet. The project will produce a range of products similar to the Sishen expansion project. Kumba is expected to make a final investment decision on the estimated R1 billion first phase in the current year following approval of the mining right application.

Expansion of the mine to some 9Mtpa during a second development phase will be synchronised with further expansion of export logistics capacity. Discussions with Transnet are advanced and are expected to be concluded during 2006.

Although the 420Mt Sishen South resource allows for the 9Mtpa phase 1 and 2 developments to deliver non-beneficiated ore, a study is also under way on further expansion of the mine – involving ore beneficiation – to 12-15Mtpa.

Phoenix Project The objective of the Phoenix project is to extend by some 20 years the life of mine at Thabazimbi, which is in Limpopo province and provides Mittal with lumpy and fine ore. This will be achieved by exploiting the *in situ* low-grade banded ironstone formation, which, when combined with high-grade hematite, provides an economically viable ore feed. Based on test work and similar technology for the Sishen expansion project, a flow sheet has been developed with sufficient flexibility to produce the required tonnages and quality of lumpy and fine product. The project is currently in the bankable feasibility phase. An investment decision on the project could be made during 2006 with 2,5-3,0Mtpa production beginning in 2009.

Falémé Project The Falémé deposit, located in the south-eastern corner of Senegal, is owned by the Senegalese government development company, Miferso. Kumba and Miferso concluded a preliminary agreement in 2004 for the two parties to explore the potential to create an export-oriented iron ore mine at Falémé. It is envisaged that up to 12Mtpa of high-grade ore will be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

Kumba exercised its option to acquire an 80% interest in the project during November 2005 and has approved the commencement of a bankable feasibility study for the integrated development of the mine and infrastructure. This is envisaged to be completed in 2007. If viable, construction is planned to begin in the second quarter of 2007 and first production towards the end of 2008.

Miferso has recently put Kumba's rights to the project in dispute. Kumba will pursue the legal actions available to it to preserve its contractual rights.

Sishen Expansion Project II A study confirmed the potential value of expanding Sishen by a further 10-20Mtpa. This expansion will further exploit the lower-grade material used by the Sishen expansion project. The current focus of the project is to determine potential products and to analyse alternatives for capacities, mine plans and mining technology. A final feasibility study for this project will be completed in 2007 and production could start by 2011.

Zandrivierspoort Project Kumba acquired a 50% interest in the Pietersburg Iron Ore Company (PIC) in the 1980s. This company owns the Zandrivierspoort iron ore mineral and surface rights, 30km north of Polokwane, and has conducted extensive exploration and technical studies to develop the project. Phelps Dodge sold its 50% interest in PIC to Mittal in December 2004. Since then, the parties have developed a framework to conduct a pre-feasibility study which started exploration activities in 2005. During 2006 and 2007, alternative processing and final product options will be evaluated and the parties intend to commit to a detailed bankable feasibility study in 2008, if interim studies prove a viable business case. Kumba submitted an application for the conversion of the old-order prospecting permit to a new-order prospecting right in December 2005.

Hope Downs Project Following an unfavourable outcome of arbitration proceedings stemming from a dispute (relating to Anglo American acquiring control of Kumba in December 2003) between Kumba and its partner, Hancock Prospecting, in the Hope Downs iron ore project in Western Australia, the latter was granted an option to acquire Kumba's interest in the project. Hancock exercised this option and purchased Kumba's interest on 1 July 2005, resulting in A$231,4 million being paid to Kumba in full settlement.

COAL

Leeuwpan Jig The Leeuwpan jig plant, at a capital cost of R97 million, was commissioned during the third quarter of 2005, with full ramp up scheduled for the first quarter of 2006. It will increase the annual supply to Eskom by approximately 1Mt of power station coal. Potential also exists to further increase supply to Eskom by 0,4Mtpa.

Grootegeluk 6 (GG6) Construction of the board-approved GG6 plant started in 2005 and is due for commissioning in the second half of 2006. This plant is an extension of the washing circuit of the existing GG2 plant and will treat and beneficiate coal previously sent untreated to the adjacent Matimba power station. The GG6 plant will extract a semi-soft coking coal fraction from the run-of-mine material and will supply 530ktpa to the coking plants being refurbished by Mittal at its Newcastle facility. The capital cost of this project is R323 million.

Inyanda Coal Mine An important milestone was achieved during the year with the long-awaited announcement of the expansion of the Richards Bay Coal Terminal (RBCT) coal export terminal. This now paves the way for joint venture partners Kumba and Eyesizwe Coal to begin developing the Inyanda Coal project. Inyanda will be a new 1Mtpa export thermal coal mine near Witbank (Mpumalanga) at a capital cost of some R184 million. Construction is expected to start in the last quarter of 2006, with commissioning set for July 2008. However, the project plan will be adjusted and phased according to the construction schedule of RBCT Phase V.

Richards Bay Coal Terminal Kumba Coal is a 12,5% shareholder in the Phase V expansion of RBCT. The RBCT board announced the approval of the Phase V expansion in November 2005. Construction of the facility is expected to start in March 2006 and will span 27 months. This expansion will give Kumba Coal a 2,5Mtpa export allocation, which will be filled by production from the new Inyanda coal mine, as well as from expanded output at Kumba's Leeuwpan and Grootegeluk mines.

Sintel Char A feasibility study on the viability of producing char for the ferroalloy industry from benches 11 and 13 in the Grootegeluk pit was completed during the year. It received conditional board approval in August 2005 and start of construction is planned for April 2006. It is envisaged that production from the char plant will begin at 80ktpa and ramp up to 160ktpa by 2008. The capital estimate for the project is R210 million. The project team is currently finalising offtake agreements and awaiting the environmental impact assessment record-of-decision from the relevant authorities.

Coal supply for Matimba power station expansion A number of projects and studies are under way that would increase utilisation of Kumba's Waterberg coal reserves. Among these is the possible expansion of Grootegeluk mine to supply power station coal to an expanded Matimba power station. A pre-feasibility study was completed in 2005 and the project has moved into the feasibility phase, which should be completed by mid-2006. Construction is planned to commence in 2008 and production from the expanded facility could begin by early 2010.

Moranbah South In December 2004, Kumba concluded an agreement with Anglo Coal Australia to jointly explore the potential to develop a greenfields hard coking coal mine on the adjacent properties of Moranbah South and Grosvenor South, near the town of Moranbah in the central Bowen Basin coalfield of Queensland, Australia. The deposit contains substantial resources of high-grade coking coal. During 2005, good progress was made in exploring the shallow potential resources and the parties envisage completing exploration and beginning the feasibility study for this during 2006. Exploration on the deeper potential resources will continue during 2006.

Energy opportunities South Africa and its Southern African Development Community neighbours are expected to face an energy shortage in the near future as demand outpaces the ability to supply. The bulk of the region's energy supply will remain coal-based, but the need for more environmentally-friendly sources of energy places emphasis on clean-coal technologies, with the challenge of retaining the regional advantage of low-cost energy. Kumba is investigating a number of energy-related projects and technologies that could contribute to the region's energy supply in a sustainable, economical and environmentally-friendly manner. Following the year end, Kumba agreed with Magaleng, a Botswana company, to investigate the development of a coal deposit with scope for some 2,5Mtpa of thermal coal. The deposit is in the Botswana Mmamabula Central Coal Resource.

HEAVY MINERALS

Fairbreeze Project The Fairbreeze deposit is south of Ticor SA's existing Hillendale mine near Mtunzini in KwaZulu-Natal. The project, at a capital expenditure estimate of R645 million, is designed to supplement mining output with that from Fairbreeze as Hillendale's grades decline

Robust pipeline of growth opportunities throughout the group

in future and the crude ilmenite stockpile draws closer to its minimum level.

Detailed engineering is almost complete and the pre-construction phase has started to prepare for construction in mid-2006. Start of construction will be subject to board approval, planned for the first half of 2006.

The mining plant is envisaged to be in operation in July 2008 with an approximate life of mine of ten years.

Toliara Sands Project This project comprises two exploration areas in south-western Madagascar, known as Ranobé and Monombo-Marombe respectively. These are held under an option agreement with Madagascar Resources NL (MRNL), a junior Australian exploration company, which gives Kumba the option to purchase MRNL's interest in the project after completion of an exploration programme and bankable feasibility study.

Should the final option with MRNL be exercised, the Toliara project offers Kumba's heavy minerals division access to a long-term ilmenite feedstock supply source for its Empangeni smelter. In addition to smelter-grade ilmenite, the deposit contains significant by-products, namely high-TiO_2 ilmenite, for synthetic rutile production, rutile, zircon and leucoxene.

The Ranobé pre-feasibility study was completed in June 2005 after exemption had been obtained from the 2004 Protected Areas Decree. Kumba has taken over full management control from Ticor Limited for the project feasibility study, which began in July 2005. It is envisaged that this study will be completed early in 2007 after which a development decision will be made. As part of the study, different options for electricity supply to the project are also being investigated.

Further delineation drilling, as well as exploration on the northern tenements, was undertaken towards the end of 2005. This should confirm an indicated resource of 553Mt, enable the conversion of a significant part of this into the measured resources category and further quantify the potential of the Monombo-Marombe area.

Dongara Project Ticor Limited acquired the Dongara Project in March 2003 as part of its takeover of Magnetic Minerals. Located 90km south of Geraldton in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility.

The first stage of development started this year with the conversion of the exploration tenements to mining licences. As part of the bankable feasibility study, an extensive botanical survey has also begun in preparation for infill resource and metallurgical drilling. Production is planned to start at the end of 2009.

BASE METALS

Chifeng Kumba Hongye Zinc Refinery Kumba has a 60% interest in the 25ktpa Phase 2 module at the Chifeng refinery in Inner Mongolia, China, which was successfully commissioned in 2004. A decision has been made to also participate in the Chifeng Phase 3 expansion, in which smelter capacity will be increased further to 110ktpa. Kumba will participate in the expansion by swapping some of its shareholding in the Phase 2 company into the new Phase 3 company. The enlarged smelter will benefit from better economies of scale and by producing value-added products. Further activities include investigations of possible zinc mining opportunities in the region.

Rosh Pinah Exploration Following the significant recent increase in zinc concentrate production at the Rosh Pinah mine in southern Namibia, an accelerated exploration programme was instituted to define new resources.

Democratic Republic of Congo projects Kumba has long been associated with two projects in the Democratic Republic of Congo (DRC): the Kamoto copper/cobalt mine and the Kipushi zinc/silver/lead mine, both located in south-eastern Katanga province and previously mined by the state mining company, Gécamines.

The Kamoto project has recently been allocated to a third party on commercial terms similar to that proposed by Kumba. Kumba is assessing its contractual position with the aim of preserving its rights.

A scoping study for the Kipushi project was completed in November 2005 in conjunction with Kumba's partner in the project, Adastra Minerals. It will be used as a basis for concluding a new heads of agreement with Gécamines and the DRC government, which will be aligned to the new mining code and ensure security of tenure.

ALLOYSTREAM™

AlloyStream™ is a process technology developed and patented by Kumba in terms of which fine metalliferous ore is converted directly to the metal or ferroalloy, using cheaper reductants and less electric power than conventional technology, and with lower environmental impact. During the year, the process has been tested specifically in the production of ferromanganese, using a purpose-built, sub-commercial scale furnace at Kumba's pilot plant facility in Pretoria.

An extensive campaign in the latter part of the year demonstrated technical and commercial viability and provided the project team with valuable inputs for the design of the first industrial furnace. The demonstration campaign used a blend of South African manganese ores as intended for use in the first commercial facility.

Negotiations with a strategic partner for use of the technology with manganese are well advanced. This agreement will form the basis of a feasibility study for the first smelting complex using the technology.

Growth opportunities are pictorially presented on p52.

REVIEW OF MINERAL RESOURCES AND RESERVES

The mineral resources and ore reserves attributed to Kumba's current operations and growth projects are summarised in the tables on p48 to p51. Note that mineral resources are reported inclusive of ore reserves and at 100% irrespective of the percentage attributable to Kumba. Mineral resources and ore reserves were estimated by competent persons on an operational basis and in accordance with the SAMREC Code (2000) for South African properties and the JORC Code (2004) for Australian properties. All competent persons have sufficient relevant experience in the style of mineralisation, the type of deposit, mining method and in the activity for which they have taken responsibility to qualify as a "competent person" as defined in these codes. They have signed off their respective estimates in the original mineral resource and ore reserve statements for the various operations and consent to the inclusion of the information in this report in the form and context in which it appears. A list of Kumba's competent persons is available from the company secretary on written request. The processes and calculations associated with the estimates have been audited by internal independent competent persons and, on a three- to four-year cycle basis, by external consultants. In addition, note that all operations and projects were externally audited as part of the Kumba/Newco due diligence process. The person within Kumba designated to take corporate responsibility for mineral resources and ore reserves, HJ van der Berg, the undersigned, has reviewed and endorsed the estimates reported.

HJ van der Berg
MSc (Geology), BSc (Hons)
Pr Sci Nat (400099/01)
Manager, Mineral Assets

COMMENT

Kumba's tenure over its mineral assets as listed in the tables was audited and is confirmed, with the following modifications and considerations. As of 15 November 2005, Kumba owns 100% of Ticor Australia and Ticor SA and therefore all the mineral resources and ore reserves in these companies. As cautioned in the previous annual report, Kumba no longer owns a 50% share in the Australian Hope Downs project and these iron ore resources are not reported. New-order prospecting rights applications based on mineral rights ownership on several farms included in the Leeuwpan and Strehla mineral resource figures have been refused by the Department of Minerals and Energy (DME). An appeal has been lodged and senior legal counsel is of the opinion that the decision will be reversed; therefore the affected mineral resources and ore reserves are still reported.

Kumba fully supports the objectives of the Minerals Act and has submitted applications to convert its old-order mining licences to new-order mining rights for all its mines except Leeuwpan, which will be submitted during 2006. The applications were audited by independent external consultants and declared compliant with the requirements of the act and other relevant regulations. All applications have been accepted by the DME and the administrative process will now follow its course. Three new mining rights applications were submitted during the year: Sishen South (iron ore); Inyanda (coal) and Fairbreeze C Extension (heavy minerals). The granting of these mining rights will allow notable production growth or extension of the productive mine life in these commodities.

The objective to optimise the use of mineral resources is being driven by the application of good mineral resource management principles and innovative approaches. Upgrading medium-grade iron ore through technology has proved viable and will be incrementally implemented at Sishen mine. This breakthrough has a significant impact on ore definition and therefore on both mineral resource and ore reserve estimation at Sishen (see DMS and jig plant material in tables). An extensive programme is under way to re-interpret the geology according to the changed ore definition and revise the modelling at Sishen South and Thabazimbi to evaluate the potential of medium-grade iron ore deposits previously excluded. At Grootegeluk, an extensive drilling programme is in progress on five farms adjacent to the present mining licence area. Eskom's reported expansion in electricity generation and the buoyant market for char and coke necessitate upgrading Kumba's coal resources to reserves in the Waterberg coalfield.

An effective exploration programme at Rosh Pinah has extended the mine's life to eight years compared to the five to six years reported in 2004. The better zinc price has also created the opportunity to consider lower-grade ore that was previously excluded from reserves. Through innovative exploitation, these ores can make a significant difference to the mine's future. These options are being pursued as a priority.

Although security of tenure has not yet been satisfactorily resolved, the second season of exploration has commenced in Senegal, with drilling on a number of ore bodies in the north of the Falémé iron ore area. Kumba has also started heavy minerals exploration on the Port Durnford prospecting right in KwaZulu-Natal and a drilling programme on the Ranobé heavy minerals project is under way in Madagascar.

Table 1: Kumba's mineral resource estimates for 2004 and 2005

(Mineral resource estimates reported here are inclusive of ore reserve estimates reported in table 2. They have been estimated in accordance with the SAMREC and JORC codes for South African and Australian operations/projects respectively)

Commodity	Operation	% attributable to Kumba	Resource category	2005 Tonnes (million)	2005 Grade	2004 Tonnes (million)	2004 Grade	% change
					%Fe		%Fe	
Iron ore	Sishen Iron Ore Mine [1] – DMS + jig plant	78,6	Measured	1 477	57,4	754	65,2	
			Indicated	480	56,5	636	64,8	
			Inferred	29	55,9	249	64,2	
			Total	**1 986**	**57,2**	**1 639**	**64,9**	**21,17**
	Sishen Iron Ore Mine [1] – additional resources	78,6	Measured	94	64,9	Additional underground resources were reported inclusive of Sishen resources in 2004		
			Indicated	223	64,7			
			Inferred	153	64,5			
			Total	**459**	**64,7**			**49,81**
	Thabazimbi Iron Ore Mine [2] – within current pit layouts	100,0	Measured	10,9	62,1	51,0	63,1	
			Indicated	3,9	61,6	20,6	52,4	
			Inferred	3,0	61,7	24,0	52,1	
			Total	**17,9**	**61,9**	**95,6**	**62,7**	**(35,91)**
	Thabazimbi Iron Ore Mine [2] – additional resources	100,0	Measured	12,4	62,1	Additional resources were reported inclusive of Thabazimbi resources in 2004		
			Indicated	14,3	61,3			
			Inferred	16,8	60,0			
			Total	**43,4**	**61,0**			
	Sishen South [3] – advanced project	100,0	Measured	140,4	65,4	145,6	65,4	
			Indicated	107,5	64,4	146,9	64,6	
			Inferred	42,3	62,0	118,5	63,5	
			Total	**290,2**	**64,6**	**411,0**	**64,5**	**(29,38)**
	Zandrivierspoort – project	50,0	Measured	–	–	–	–	
			Indicated	447	34,9	447	34,9	
			Inferred	–	–	–	–	
			Total	**447**	**34,9**	**447**	**34,9**	**–**
					Raw coal		**Raw coal**	
Coal	Grootegeluk Coal Mine	100,0	Measured	1 428	Raw coal	1 463	Raw coal	
			Indicated	2 075	Raw coal	2 075	Raw coal	
			Inferred	2 513	Raw coal	2 513	Raw coal	
			Total	**6 016**	**Raw coal**	**6 052**	**Raw coal**	**(0,59)**
	Leeuwpan Coal Mine [4]	100,0	Measured	169,1	Raw coal	186,9	Raw coal	
			Indicated	9,8	Raw coal	9,8	Raw coal	
			Inferred	–	–	–	–	
			Total	**178,9**	**Raw coal**	**196,7**	**Raw coal**	**(9,05)**
	Tshikondeni Coal Mine [5]	100,0	Measured	25,7	Raw coal	27,2	Raw coal	
			Indicated	10,1	Raw coal	10,1	Raw coal	
			Inferred	–	–	–	–	
			Total	**35,8**	**Raw coal**	**37,3**	**Raw coal**	**(3,97)**
	Moranbah South, Australia	100,0	Measured	–	–	–	–	
			Indicated	586	Raw coal	586	Raw coal	
			Inferred	124	Raw coal	124	Raw coal	
			Total	**710**	**Raw coal**	**710**	**Raw coal**	**–**
	Inyanda Coal	50,0	Measured	15,3	Raw coal	15,3	Raw coal	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**15,3**	**Raw coal**	**15,3**	**Raw coal**	**–**
	Strehla [6]	100,0	Measured	–	–	–	–	
			Indicated	22,5	Raw coal	22,5	Raw coal	
			Inferred	–	–	–	–	
			Total	**22,5**	**Raw coal**	**22,5**	**Raw coal**	**–**
					% Ilmenite		**% Ilmenite**	
Heavy minerals	Hillendale Mine + Braeburn [7]	100,0	Measured	48,7	3,8	56,0	3,7	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**48,7**	**3,8**	**56,0**	**3,7**	**(13,06)**
	Fairbreeze A+B+C+C Ext [8]	100,0	Measured	202	3,7	196	3,7	
			Indicated	27	2,5	27	2,5	
			Inferred	–	–	–	–	
			Total	**229**	**3,6**	**223**	**3,5**	**(2,69)**
	Gravelotte sand	100,0	Measured	75,1	9,1	75,1	9,1	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**75,1**	**9,1**	**75,1**	**9,1**	**–**
	KwaZulu-Natal – Block P [9]	100,0	Measured	–	–	–	–	
			Indicated	40,6	3,1	40,6	3,1	
			Inferred	–	–	–	–	
			Total	**40,6**	**3,1**	**40,6**	**3,1**	**–**
	– Fairbreeze D [9]	100,0	Measured	–	–	–	–	
			Indicated	9,2	2,5	9,2	2,5	
			Inferred	–	–	–	–	
			Total	**9,2**	**2,5**	**9,2**	**2,5**	**–**



Commodity	Operation	% attributable to Kumba	Resource category	2005 Tonnes (million)	2005 Grade	2004 Tonnes (million)	2004 Grade	% change
					% Ilmenite		% Ilmenite	
Heavy minerals *(continued)*	Eastern Cape – Nombanjana, Ngcizele, Sandy Point old and recent	100,0	Measured	232,9	4,5	232,9	4,5	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**232,9**	**4,5**	**232,9**	**4,5**	–
	Limpopo sand – Gravelotte pebbles and Letsitele sand	100,0	Measured	12,5	10,5	12,5	10,5	
			Indicated	–	–	–	–	
			Inferred	31,3	4,0	31,3	4,0	
			Total	**43,8**	**5,9**	**43,8**	**5,9**	–
	Limpopo rock – Gravelotte rock and Letsitele rock	100,0	Measured	–	–	–	–	
			Indicated	53,6	25,9	53,6	25,9	
			Inferred	112,3	20,7	112,3	20,7	
			Total	**165,9**	**22,4**	**165,9**	**22,4**	–
	Ranobé, Madagascar [10] – Upper Sand Unit	100,0	Measured	–	–	The Ranobé heavy minerals project was not reported in 2004		
			Indicated	553	4,6			
			Inferred	–	–			
			Total	**553**	**4,6**			
					% THM		% THM	
	Tiwest, Australia – Cooljarloo	50,0	Measured	157	2,7	137	3,2	
			Indicated	302	2,4	322	2,4	
			Inferred	25	1,8	28	1,9	
			Total	**484**	**2,5**	**487**	**2,6**	**(0,55)**
	Tiwest, Australia [11] – Jurien	50,0	Measured	–	–	44,0	4,6	
			Indicated	25,6	6,0	9,1	5,5	
			Inferred	–	–	–	–	
			Total	**25,6**	**6,0**	**53,1**	**4,8**	**(51,79)**
	Ticor, Australia [12] – Dongara*	100,0	Measured	1,3	6,9	1,3	6,9	
			Indicated	75,4	6,6	75,4	6,6	
			Inferred	–	–	–	–	
			Total	**76,7**	**6,6**	**76,7**	**6,6**	–
					% Zn % Pb		% Zn % Pb	
Base metals	Rosh Pinah [13] (zinc and lead)	89,5	Measured	3,5	10,1 2,3	2,3	8,2 2,2	
			Indicated	2,3	8,1 2,6	3,5	11,0 3,0	
			Inferred	1,1	8,8 2,4	0,6	9,0 3,8	
			Total	**6,9**	**8,2 2,4**	**6,5**	**9,8 2,8**	**6,32**
				Metallurgical dolomite	% SiO_2	**Metallurgical dolomite**	% SiO_2	
Industrial minerals	Glen Douglas Dolomite Mine [14]	100,0	Measured	142,3	<2,5	185,6	<2,5	
			Indicated	–	–	–	–	
			Inferred	163,9	<2,5	117,3	<2,5	
			Total	**306,2**	**<2,5**	**302,9**	**<2,5**	**1,07**
				Aggregate	**Raw material**	**Aggregate**	**Raw material**	
			Measured	40,1	Raw material	12,2	–	
			Indicated	–	–	–	–	
			Inferred	145,1	Raw material	145,0	Raw material	
			Total	**185,2**	**Raw material**	**157,2**	**Raw material**	**17,79**
				Metallurgical dolomite		**Metallurgical dolomite**		
	Bridgetown Dolomite Mine [15]	50,0	Measured	7,3	<2,5	8,0	<2,5	
			Indicated	–	<2,5	–	–	
			Inferred	3,8	<2,5	3,8	<2,5	
			Total	**11,1**	**<2,5**	**11,8**	**<2,5**	**(6,42)**

The tonnages are quotes in metric tonnes and million tonnes is abbreviated as Mt.

Rounding of figures may cause computational discrepancies.

Figures reported at 100% irrespective of percentage attributable to Kumba.

Note that ALL operations and projects were externally audited in 2005 as part of the Kumba/Newco due diligence process.

1. *The significant increase is due to the inclusion of jig plant ore (Sishen expansion project); lower Fe-grade rocks that can be beneficiated to a saleable product using jig technology. Additional resources with a grade >60% Fe that have underground mining potential outside of the optimised Sishen expansion project pit are reported separately in 2005.*
2. *Reclassification of 37,6Mt from 2004 mineral resources to mineral inventory partly explains the decrease in 2005. Note, the estimate reported in the 2004 report excluded 8,2Mt 55 to 60% Fe low-grade ore for the whole operation and 3,2Mt high-grade ore from one of the pits.*
3. *133Mt of inferred mineral resources were reclassified to mineral inventory.*
4. *Additional drilling led to an updated geological model and resulted in a decrease of coal resources (18Mt). See note 20 under ore reserves for comment on prospecting right.*
5. *The coal resources formerly reported for a portion not included in mine lease area have been excluded in the 2005 estimate (0,3Mt).*
6. *The mineral resources occur in an area for which the prospecting rights are under appeal; they are quoted pending the outcome of the appeal (SAMREC 5.5.1).*
7. *Mineral resources decreased by 6,3Mt as a result of additional drilling and subsequent deposit boundary revision.*
8. *Fairbreeze C and C Ext were updated with new data (0,2Mt, Fairbreeze C). The 2005 Fairbreeze C Ext mineral resource includes a 100m boundary zone, which was excluded in 2004 (5,8Mt). See note 23 under ore reserves for comment on mining licence.*
9. *Block P and Fairbreeze D were reported as a combined figure in 2004.*
10. *Mineral resources were not reported for Ranobé in 2004.*
11. *Resources are based on a pit boundary where revenues are 150% of current values. Deep deposits (27,5Mt) have been reclassified as mineral inventory. Certain resources were downgraded to 'indicated' because drilling is too widely spaced in places.*
12. *Reported as Magnetic Minerals in 2004. The Dongara geological models were updated with new mineralogical information.*
13. *The net increase in mineral resources at Rosh Pinah is the result of intensive exploration, which added 0,4Mt over and above losses to mineral inventory (0,6Mt) and mining depletion (0,6Mt).*
14. *Part of the measured metallurgical dolomite resource was reclassified as inferred. Updates and pit redesign resulted in increases in metallurgical and aggregate dolomite resources in 2005.*
15. *Bridgetown's mineral resources have been decreased because of exploration and subsequent geology and model updates (0,4Mt) and mining depletion (0,3Mt).*

Table 2: Kumba's ore reserve estimates for 2004 and 2005

(Ore reserve estimates reported here are included in the mineral resource estimates reported in table 1. They have been estimated in accordance with the SAMREC and JORC codes for South African and Australian operations/projects respectively)

Commodity	Operation	% attributable to Kumba	Reserve category	2005 ROM tonnes (million)	2005 Grade	2005 Saleable product			2004 ROM tonnes (million)	2004 Grade	2004 Saleable product			% change
					%Fe	Iron ore (Mt)				%Fe	Iron ore (Mt)			
Iron ore	Sishen Iron Ore Mine [16] – DMS + jig plant	78,6	Proved	727	59,3				510	63,6	436 @ 66,3% Fe			
			Probable	294	58,1				208	63,7	178 @ 66,1% Fe			
			Total	**1 021**	**59,0**	**843 @ 65,2% Fe**			**717**	**63,6**	**614 @ 66,3% Fe**			**42,33**
	Thabazimbi Iron Ore Mine [17]	100,0	Proved	10,3	61,2	9 @ 64,1% Fe			15,2	60,9	13 @ 63,5% Fe			
			Probable	3,8	60,2	3 @ 63,6% Fe			1,2	61,5	1 @ 64,1% Fe			
			Total	**14,1**	**60,9**	**13 @ 63,9% Fe**			**16,3**	**60,9**	**14 @ 63,5% Fe**			**(13,44)**
	Sishen South [18]	100,0	Proved	100,5	64,8	N/A								
			Probable	66,4	63,3	N/A					Not reported in 2004			
			Total	**166,9**	**64,2**	**N/A**								
						Coking *coal*	**Thermal *coal***	**Metall *coal***			**Coking *coal***	**Thermal *coal***	**Metall *coal***	
Coal	Grootegeluk Coal Mine [19]	100,0	Proved	673	–	41,9	245	38,4	706	–	35,1	264	40,0	
			Probable	67	–	6,3	25	0,7	67	–	5,0	26	0,7	
			Total	**740**	–	**48,2**	**270**	**39,2**	**773**	–	**40,1**	**290**	**40,7**	**(4,32)**
	Leeuwpan Coal Mine [20]	100,0	Proved	95,1	–	N/A	45,8		111,2	–	N/A	56,9		
			Probable	47,6	–	N/A	27,1		47,6	–	N/A	23,2		
			Total	**142,7**	–	**N/A**	**72,9**		**158,8**	–	**N/A**	**80,1**		**(10,12)**
	Tshikondeni Coal Mine [21]	100,0	Proved	6,9	–	3,6	N/A		7,1	–	4,1	N/A		
			Probable	–	–	–	N/A		–	–	–	N/A		
			Total	**6,9**	–	**3,6**	**N/A**		**7,1**	–	**4,1**	**N/A**		**(3,00)**
						A-grade export steam coal					**A-grade export steam coal**			
	Inyanda Coal	50,0	Proved	14,6	–	10,1			14,6	–	10,1			
			Probable	–	–	–			–	–	–			
			Total	**14,6**	–	**10,1**			**14,6**	–	**10,1**			–

Commodity	Operation	% attributable to Kumba	Reserve category	2005 ROM tonnes (million)	2005 Grade	2005 Total heavy mineral (THM) composition				2004 ROM tonnes (million)	2004 Grade	2004 Total heavy mineral (THM) composition				% change
						THM composition						THM composition				
					% THM	% Ilm	% Rut	% Zir	% Leu		% THM	% Ilm	% Rut	% Zir	% Leu	
Heavy minerals	Hillendale Mine [22] (excluding Braeburn)	100,0	Proved	30,0	6,9	60	3,6	8	1,6	41,4	6,6	58	–	–	–	
			Probable	–	–	–	–	–	–	–	–	–	3,2	7	0,9	
			Total	**30,0**	**6,9**	**60**	**3,5**	**8**	**1,6**	**41,4**	**6,6**	**58**	**3,2**	**7**	**0,9**	**(27,53)**
	Fairbreeze A+B+C+C Ext [23]	100,0	Proved	137,4	6,1	60	3,1	8	1,4	137,9	6,1	60	–	–	–	
			Probable	44,1	7,2	61	3,4	8	1,8	20,4	4,2	49	3,3	8	1,6	
			Total	**181,5**	**6,4**	**60**	**3,3**	**8**	**1,7**	**158,3**	**5,9**	**59**	**3,3**	**8**	**1,6**	**14,67**
	Gravelotte sand	100,0	Proved	52,4	13,0	85	N/A	N/A	N/A	52,4	13,0	85	N/A	N/A	N/A	
			Probable	–	–	–	–	–	–	–	–	–	–	–	–	
			Total	**52,4**	**13,0**	**85**	**N/A**	**N/A**	**N/A**	**52,4**	**13,0**	**85**	**N/A**	**N/A**	**N/A**	–
	Tiwest, Australia – Cooljarloo	50,0	Proved	25,0	3,7	60	4,8	10	2,7	43	2,9	60	4,5	10	3,0	
			Probable	149,0	2,7	61	4,5	10	3,1	131	2,5	61	4,1	10	3,4	
			Total	**174,0**	**2,8**	**61**	**4,6**	**10**	**3,0**	**174,0**	**2,6**	**61**	**4,2**	**10**	**3,3**	–
	Tiwest, Australia – Jurien [24]	50,0	Proved	–	–	–	–	–	–	13,9	6,3	55	8,4	11	2,1	
			Probable	15,7	7,9	54	6,8	10	2,3	1,9	6,6	54	6,1	7	1,6	
			Total	**15,7**	**7,9**	**54**	**6,8**	**10**	**2,3**	**15,8**	**6,3**	**55**	**8,1**	**11**	**2,1**	**(0,63)**
	Ticor, Australia – Dongara [25]	100,0	Proved	–	–	–	–	–	–	–	–	–	–	–	–	
			Probable	20,2	10,2	50	6,7	9	1,3	22,1	10,0	48	7,0	10	2,0	
			Total	**20,2**	**10,2**	**50**	**6,7**	**9**	**1,3**	**22,1**	**10,0**	**48**	**7,0**	**10**	**2,0**	**(8,60)**



				2005					2004					
Commodity	Operation	% attributable to Kumba	Reserve category	ROM tonnes (million)	Grade		Saleable product		ROM tonnes (million)	Grade		Saleable product		% change
					% Zn	% Pb	Zn metal (kt)	Pb metal (kt)		% Zn	% Pb	Zn metal (kt)	Pb metal (kt)	
Base metals	Rosh Pinah Mine [26] (zinc and lead)	89,5	Proved	2,7	11,1	2,4	300	65	1,0	9,5	2,7	91	26	
			Probable	1,9	7,7	2,3	148	44	2,7	10,9	2,6	299	72	
			Total	**4,6**	**9,7**	**2,4**	**448**	**110**	**3,7**	**10,6**	**2,7**	**390**	**98**	**24,81**
					$\% SiO_2$		Metallurgical dolomite (Mt)			$\% SiO_2$		Metallurgical dolomite (Mt)		
Industrial minerals	Glen Douglas Dolomite Mine [27]	100,0	Proved	40,3	<2,5		38,3		33,8	<2,5		N/A		
			Probable	–	–		–		–	–		–		
			Total	**40,3**	**<2,5**		**38,3**		**33,8**	**<2,5**		**N/A**		**19,28**
	Bridgetown Dolomite Mine [28]	50,0	Proved	7,3	~1,0		4,0		7,7	~1,0		4,6		
			Probable	–	–		–		–	–		–		
			Total	**7,3**	**~1,0**		**4,0**		**7,7**	**~1,0**		**4,6**		**(5,85)**
							Aggregate (Mt)					Aggregate (Mt)		
	Glen Douglas Dolomite Mine [27]	100,0	Proved	13,0	Raw dolomite		12,3		12,2	Raw dolomite		N/A		
			Probable	–	–		–		–	–		–		
			Total	**13,0**	**Raw dolomite**		**12,3**		**12,2**	**Raw dolomite**		**N/A**		**–**
	Bridgetown Dolomite Mine [28]	50,0	Proved	–	Plant fines		3,3		–	Plant fines		3,1		
			Probable		–		–			–		–		
			Total	**–**	**Plant fines**		**3,3**		**–**	**Plant fines**		**3,1**		**5,93**

The tonnages are quoted in metric tonnes and million tonnes is abbreviated as Mt.

Rounding of figures may cause computational discrepancies.

Figures reported at 100% irrespective of percentage attributable to Kumba.

Note that ALL operations and projects were externally audited in 2005 as part of the Kumba/Newco due diligence process.

16 *Ore reserves have increased significantly (42%) by the inclusion of jig plant ore (only DMS plant ore was reported in 2004). Note that 492Mt of the total mineral resource is banded iron formation (BIF) material of which about 55% can be blended for the jig plant; the remainder will be stockpiled. All stockpiled BIF at the end of the mine's life is excluded from the reported ore reserves. The 2005 total saleable product comprises the following: 600Mt @ 65,7% Fe from the DMS plant and 243Mt @ 64,0% Fe from the jig plant.*

17 *Mining depletion of 3Mt accounts for most of the decrease in ore reserves. 2,95Mt inferred mineral resources are included in the pit shells – these are not included in the ore reserve figures reported.*

18 *Not reported in 2004. Estimates are for a 9Mt per annum open-pit operation.*

19 *There is a 7,8Mt increase in the saleable coking coal and 20,2Mt decrease in the saleable thermal coal tonnages due to a re-configuration of the beneficiation capabilities of Grootegeluk mine to create a higher-value product.*

20 *The reserve estimate includes 53,4Mt proved and 16,2Mt probable coal reserves that occur in an area where prospecting rights are under appeal. These reserves are quoted pending the outcome of the appeal (SAMREC 5.5.1). The decrease in coal resources resulted in a concomitant decrease in coal reserves.*

21 *Coal reserves formerly reported for a portion not included in the mine lease area have been excluded (0,2Mt) from the 2005 estimate.*

22 *Mining depletion (8,2Mt) and modification of the mining boundary in relation to the mining fence (2,2Mt) explain the decrease in ore reserves from 2004 to 2005. Leucoxene was not reported in 2004.*

23 *Fairbreeze C Ext is included pending the approval of the mining right application. As the mining right has not yet been granted, the measured mineral resources have been converted to probable ore reserves (SAMREC 5.1.1). Note that Fairbreeze C Ext ore reserves were estimated using a cut-off of 3% ilmenite not the 1,5% ilmenite used for Fairbreeze C. All valuable heavy minerals for Fairbreeze C and C Ext. and ilmenite for Fairbreeze A and B can be estimated with the highest confidence (proved). Fairbreeze A and B zircon, rutile and leucoxene are estimated with lower confidence (probable). Therefore, the 2005 proved and probable grades for zircon, rutile and leucoxene relate to 17Mt and 164Mt respectively. Leucoxene was not reported in 2004.*

24 *Proved ore reserves have been downgraded to probable ore reserves with the updating of the geological models and new mineral resource estimates.*

25 *Reported as Magnetic Minerals in 2004.*

26 *Mining depletion (0,6Mt) and the addition of ore reserves from the conversion of mineral resources delineated during the intensive exploration programme in 2005 explain the increase in ore reserves at Rosh Pinah in 2005.*

27 *The deepening and subsequent redesign of the pit resulted in increases of 7,7Mt (metallurgical) and 1,2Mt (aggregate) dolomite reserves.*

28 *The ore reserve was depleted by mining activities (0,3Mt), however, changes in saleable tonnes are due to an increase in fines production at the plant. Note the 2004 saleable aggregate tonnage was incorrectly reported as 3,9Mt instead of 3,1Mt.*


growth

1. *The Leeuwpan jig plant was commissioned in 2005 and will increase the annual supply to Eskom by about 1Mt of power station coal.*

2. *Construction of the Sishen expansion project primary crusher is under way. Production will begin in mid-2007, ramping up to full capacity by the start of 2009.*

3. *Drilling at the Moranbah South project in Queensland, Australia. This is a joint venture between Kumba and Anglo Coal Australia.*

4. *Lilian Matengu, a geologist at Rosh Pinah, records samples taken during an accelerated exploration programme that has started at the mine following the recent significant increase in zinc concentrate production at the mine.*

5. *The Grootegeluk 6 plant is being constructed at a capital cost of R323 million.*

KUMBA RESOURCES


KUMBA RESOURCES

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY

REQUIREMENTS	PROGRESS	SECTION
Human resources development • Has the company offered the opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?	• Fully company-sponsored, voluntary ABET programmes running at all mines (except where employees are 100% literate – Ticor SA, Leeuwpan and corporate office) • Screening and counselling undertaken of all ABET candidates for informed decisions about participation • Incentive scheme to make ABET more attractive implemented	Social summary – workplace issues
• Has the company implemented career paths for HDSA employees including skills development plans? • Has the company developed systems through which empowerment groups can be mentored?	• Human resources development (HRD) policy in place dealing with accelerated development • Formal succession planning and individual development plans rigorously used for all management and professional categories • HDSA employees receive special career planning consideration and mentor support • A 50% joint venture with Eyesizwe Coal for development of Inyanda coal reserves includes skills transfer through mentorship and service level agreement • Kumba trains 26% of all apprentices in the South African mining industry, mostly HDSA	Social summary – workplace issues
Employment equity • Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	• Plans submitted to Department of Labour. Policy published in annual report	Social summary – workplace issues
• Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years and is it implementing the plan?	• Employment equity plans in place, supported by strategies in HRD policy • Measured and monitored quarterly up to board level • Plans monitored per division • HDSA overall: 31,5% • HDSA senior management: 33% • HDSA middle management: 27% • HDSA first-line management: 33% • HDSA board: 26%	Social summary – workplace issues
• Has the company identified a talent pool and is it fast-tracking it?	• Formal performance management and succession-planning processes facilitate fast-tracking all management levels • HDSA talent pool catered for in succession-planning process	Social summary – workplace issues
• Has the company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?	• Current recruitment plans achieving results • Women currently 13% of workforce – board: 0% – senior management: 13% – middle management: 20,7% – first-line management: 12,8%	Social summary – workplace issues

Ahead of compliance targets in several instances

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY continued

REQUIREMENTS	PROGRESS	SECTION
Migrant labour ◦ Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	◦ Recruitment policy is non-discriminatory ◦ Few if any foreign migrant workers employed ◦ Emphasis on local recruitment	N/A
Mine community and rural development ◦ Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour-sending areas?	◦ Collaborated on integrated development plans for Thabazimbi, Mutale and Vhembe councils and Kgalagadi Development Node	
	◦ Range of interventions are all aligned with integrated development plans and register of community needs	Social summary
◦ Has there been effort on the side of the company to engage the local mine community and major labour-sending area communities?	◦ Participating in local economic development forums at business units	Social summary
	◦ Stakeholder engagement forums established at all business units	Social summary
	◦ Skills and ABET provided for unemployed, skills training for government institutions, training-of trainers-programmes, capacity building	Social summary
	◦ Partnership with MQA in Kgalagadi and Newcastle to train ex-mineworkers	
	◦ Company spent R15 million during the financial year on local economic development programmes	
Housing and living conditions ◦ For company-provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including upgrading hostels, conversion of hostels to family units and promoted home ownership options for mine employees?	◦ Company housing policy in place, focusing on home ownership ◦ 1 351 employees (22%) live in affordable rental units ◦ More than R10 million will be spent to upgrade hostels to family units and single quarters over four years ◦ 763 employees assisted to become owners of company housing ◦ 1 895 housing units to be made available for home ownership over four years	Social summary – workplace issues
◦ For company-provided nutrition, has the mine established measures for improving the nutrition of mine employees?	◦ Mechanisms exist for employees to engage management and suppliers ◦ Quality of food contractually regulated – human resources policy stipulates quality requirements	N/A

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY continued

REQUIREMENTS	PROGRESS	SECTION
Procurement ° Has the company given HDSAs preferred supplier status?	° Policy, guidelines and systems in place to promote procurement from HDSA companies ° Preference given to black-owned and black-empowered suppliers	Social summary – supply chain management
° Has the company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	° An auditable system in place and performance tracked	Social summary, p101
° Has the company indicated a commitment to a progression of procurement from HDSA companies over a three- to five-year time frame in terms of capital goods, consumables, and to what extent has the commitment been implemented?	° Kumba has had policies in place since 2001 and is committed to a progression over time ° Co-founder of South African Mining Preferential Procurement Forum ° Supports facilitation of regional and provincial collaboration as initiated by Department of Minerals and Energy ° 24% discretionary procurement from HDSA companies (black-owned and black-empowered) during the year (target of 18% and 30% by 2008)	Social summary – Supply chain management, p101
Ownership and joint venture ° Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in ten years?	° Empowerment objectives will be exceeded following the implementation in 2006 of Kumba's empowerment transaction (announced in October 2005) with 58% black ownership of coal/heavy minerals/zinc assets and 26% of iron ore assets ° 50% joint venture development of Inyanda coal mine with Eyesizwe Coal	Chairman's report, CE's review, Empowerment transaction
Beneficiation ° Has the mining company identified its current level of beneficiation? ° Has the mining company established its baseline level of beneficiation and indicated the extent that this will have to be grown to qualify for an offset?	° Baseline level established for various commodities ° New beneficiation projects identified and evaluation of potential ongoing ° Kumba has a specific case to make for beneficiation credits based on its unique supply agreements with the steel industry, covering iron ore, coal, zinc and dolomite	N/A
Reporting ° Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	° Extensive reporting on progress through the scorecard, internet site, annual report	Business objectives, CE's review, SHE summary, social summary

EXECUTIVE COMMITTEE

    

DR CON FAUCONNIER
Dr Fauconnier has spent his entire career in the mining industry and has been instrumental in the transformation of the industry in South Africa. He is responsible for ensuring Kumba's sustainable growth in creating value for all stakeholders.

MIKE KILBRIDE
Mike Kilbride has 28 years' experience in mining. He is responsible for creating value for stakeholders by executing the strategic direction approved by the board.

CHARLES MEINTJES
Charles Meintjes, a chartered accountant by profession, is responsible for corporate services – including engineering, projects and research and development – that support Kumba's sustainable growth by achieving set business goals and objectives.

DIRK VAN STADEN
Dirk van Staden has 26 years' experience in finance, nine of those in the mining industry. His mandate is to achieve Kumba's business objectives and goals through effective strategies and planning.

RICHARD WADLEY
Richard Wadley has 35 years' experience in exploration, marketing and business development. Prior to taking early retirement in June 2005, he was responsible for formulating and implementing effective strategies to ensure Kumba's growth.






FROM FAR LEFT:
Con Fauconnier, Mike Kilbride, Charles Meintjes, Dirk van Staden, Richard Wadley, Trevor Arran, Fergus Marupen, Ras Myburgh and Marie Viljoen.

TREVOR ARRAN
BSc (Geology) BSc (Hons)(Econ Geology), AMP, BEP, Dip Project Management, general manager corporate affairs and investor relations, is responsible for positioning Kumba as a corporate citizen with good governance practices, supportive of effective community development, and proactive stakeholder relations.

FERGUS MARUPEN
BA (Hons Psych), BEd, MDip (HR) (MBA), general manager human resources, is mandated to develop and implement an effective human resources strategy that supports Kumba's business strategy by applying leading-edge practices and technology.

RAS MYBURGH
BEng (Elec), BSc (Hons) (Energy Studies), MBA, EDP, general manager transformation and empowerment, is responsible for formulating and coordinating the implementation of Kumba's business improvement and empowerment transformation strategies. Subsequent to the year end, he was appointed general manager of Sishen Iron Ore Company and chief executive officer designate of Kumba Iron Ore, which is planned to be listed by mid-2006.

MARIE VILJOEN
Marie is company secretary and has 19 years' experience in the field. She assumes responsibility for the group's secretarial administrative business and corporate governance services to ensure that Kumba meets its statutory and legal responsibilities.



DIRECTORATE

        

AJ Morgan – Allen (58)
Non-executive chairman
BScB Eng (Electrical), Pr Eng
Appointed 15 April 2005

Dr CJ Fauconnier – Con (58)
Chief executive
Pr Eng (Int), BSc (Eng) (Mining), BSc (Hons) (Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (UFS), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)

PM Baum – Philip (51)
Non-executive director
BCom, LLB, Higher Diploma in Tax Law

BE Davison – Barry (60)
Non-executive director
BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (UNISA)

TL de Beer – Tom (70)
Non-executive director
BCom, CA(SA), Executive Programme in Business (Columbia USA)

JJ Geldenhuys – Jurie (63)
Non-executive director
BSc (Eng) (Electrical); BSc (Eng) (Mining); MBA (Stanford); Professional Engineer

MJ Kilbride – Mike (54)
Executive director, business operations
BSc (Hons) (Min Eng) (RSM), Senior Executive Programme (London Business School)

Dr D Konar – Len (51)
Non-executive director
BCom, CA(SA), MAS, DCom

CF Meintjes – Charles (43)
Executive director, corporate services
BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton)

Note: Dawn Marole resigned as chairman and member of the board on 15 April 2005. Richard Wadley resigned as executive director on 30 June 2005.



      

WA Nairn – Bill (61)
Non-executive director
BSc (Eng)

SA Nkosi – Sipho (51)
Non-executive director
BCom, BCom (Hons) (Econ), MBA, Diploma in Marketing Management

CML Savage – Cedric (67)
Non-executive director
BSc Eng, Pr Eng, MBA, ISMP (Harvard)

Dr NS Segal – Nick (65)
Non-executive director
BSc (Eng), PhD (Phys Chem) (Rand), DPhil (Economics) (Oxon)

F Titi – Fani (43)
Non-executive director
BSc (Hons), MA, MBA

DJ van Staden – Dirk (56)
Executive director, finance
BJuris, LLB, Advanced Management Programme (Insead)

PL Zim – Lazarus (45)
Non-executive director
BCom, BCom (Hons), MCom



At the 2004 International Corporate Citizenship Conference in San Francisco, Jeff Immelt (CE of General Electric) named "ten principles of a leading company that wants to do good". Among others, this served as an informal benchmark to determine the extent to which Kumba adheres to governance-related principles in the broader framework of creating value for stakeholders. Kumba received "the best company to work for" award in the mining industry in 2005 for the third consecutive year. This would not have been possible without a commitment to achieving a balance between conformance and performance. We demonstrate how Kumba measures up against Immelt's ten principles.

Principle 1: Set exceptional governance standards at board level

Principle 2: Set high standards for financial performance

Principle 3: Make compliance a core operating principle

Principle 4: Commit to openness and transparency

Principle 5: Create a culture where the company always comes first

Principle 6: Create leaders who are provided with the right incentives for performance and values

Principle 7: Commit to people and develop trust

Principle 8: Make a business out of solving the world's toughest problems

Principle 9: Give back to the community

Principle 10: Teach people to compete by making them confident

Source: Jeff Immelt, CE – General Electric

PRINCIPLE 1: SET EXCEPTIONAL GOVERNANCE STANDARDS AT BOARD LEVEL

"Corporate governance is the system that maintains the balance of rights, relationships, roles and responsibilities of shareholders, directors and management in the direction, conduct, conformance and control of the sustainable performance of the company with honesty and integrity in the best long-term interests of the company, shareholders and both business and community stakeholders."
Business governance handbook by John and Leigh Hendrikse

This translates into Kumba's commitment to corporate governance principles and an independent rating well into the upper half of 52 companies analysed by Deutsche Securities. Kumba's governance performance was achieved despite having a controlling shareholder for the review period, which is generally considered a constraint on the independence of any board.

The Kumba board is responsible for:

- Directing and controlling the business of the company to achieve sustained levels of prosperity and to act in the best interests of Kumba
- Monitoring, guiding and supervising executive management performance against key performance indicators
- Ensuring the company manages its business with integrity and in line with best-practice standards
- Adopting strategic plans and monitoring budgeting and operational performance
- Providing a risk management strategy and policy framework
- Approval of financial statements
- Presenting annual financial statements, interim reports and related disclosure requirements
- Delegating authority to board committees and executive management
- Administering appointments to and removals from the board
- Overseeing succession planning and director selection
- Evaluating board performance
- Overseeing compliance with laws and regulations
- Ensuring effective stakeholder communication.

Board composition

The board comprises 16 directors, of whom five are independent non-executives and four are executives. The chairman, Mr Allen Morgan, is an independent non-executive director.

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years. The retirement age for non-executive directors is 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

The chairman's committee – comprising the respective chairmen of the safety, health and environment, human resources and remuneration and audit committees – appraises the performance of the chief executive annually. Late in 2005, the committee also assessed the performance of the remaining executive directors which was considered exemplary. The committee met once in 2005. A company policy on attendance by Kumba directors and board committee chairmen at shareholder meetings is in place.

Directors

Kumba's directors are credible, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors understand the company's mission, strategy and business and add specialist expertise to the company.

Directors have, in terms of company policy, free access to the company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at the group's expense. All directors have unrestricted access to all company information and records, as well as to management.

The company secretary operates well-established practices and procedures to familiarise directors with the group's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors can visit operational centres to acquaint themselves better with business operations.

Board meetings

The board meets at least five times a year. Between 1 January and 31 December 2005, the board met eight times.

Board committees

Specific responsibilities have been delegated to three committees to support the functioning of the board:

- Audit committee
- Human resources and remuneration committee (HR and REM)
- Safety, health and environment committee (SHE)

These committees serve under written, board approved terms of references, which are reviewed and updated annually. The board addresses the performance of the committees as part of an assessment process. The minutes of all board committee meetings are presented to the board for information.

Experienced, knowledgeable, independent non-executive directors chair all Kumba board committees. These committees are free to take independent, professional, external advice.

Audit committee

This committee comprises three independent non-executive directors – Dr D Konar (chairman), Mr TL de Beer and Dr NS Segal.

Composition and proceedings

It is required that the committee meets four times per year, which was the case in 2005. Meetings are attended by the external and internal auditors and, by invitation, the chairman and members of executive management. Internal and external auditors have unrestricted access to the committee. At the interim and year-end meetings, time is reserved for confidential discussions between committee members, and separately with the external and internal auditors.

Role of the committee

The audit committee assists the board with the preparation of Kumba's financial statements and its subsidiaries and ensures that interim and annual financial statements, and any other formal announcements on the company's financial performance, comply with all statutory and JSE Listings Requirements. The focus is particularly on:

- Integrity of financial reporting
- Compliance with legislation and regulations
- Matters relating to financial and internal control, accounting policies, reporting and disclosure
- Reviewing and recommending to the board interim and year-end financial statements and dividend announcements
- Ensuring that all risks to which the group is exposed are identified and managed in a well-defined process
- Monitoring values and ethics
- Security and fraud controls
- Evaluation of the performance of the external and internal auditors
- Reviewing and approving external audit plans, findings, reports and fees
- Asset valuations and revaluations
- General and specific provisions
- Basis for the going-concern assumption.

Human resources and remuneration committee

Members

This committee comprises four non-executive directors of whom the first two are independent – Mr TL de Beer (chairman), Messrs JJ Geldenhuys, F Titi and PM Baum and the chief executive, Dr CJ Fauconnier.

Meeting proceedings

The executive director: finance and general manager: human resources attend meetings by invitation. Together with the chief executive, they recuse themselves from discussions and decisions regarding their own remuneration and benefits.

Four meetings are scheduled annually, with special meetings called as required. Six meetings were held during 2005.

Role of the committee

The committee has a mandate from the board to:

- Ensure that the group's chairman, directors and senior executives are rewarded for their individual contributions to overall performance
- Ensure that the group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value
- Ensure appropriate human resources strategies, policies and practices
- Review executive and non-executive director succession planning and recommend candidates for positions to the board.

Non-executive directors receive fees for their contribution to the committees on which they serve. After considering comparable fee structures and market practices, human resources management annually recommends proposed fees for consideration and recommendation by the committee and for approval by the board, subject to final approval by shareholders.

Risk management is integral to good management and the control environment

RECORD OF ATTENDANCE AT DIRECTORS' MEETINGS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Board/special meetings (8#)	Chairman's committee (1#)		Audit committee (4#)		Safety, health and environment committee (3#)		Human resources and remuneration committee (6#)	
Board of directors	Attendance	Composition	Attendance	Composition	Attendance	Composition	Attendance	Composition	Attendance
AJ Morgan†Δ	8	Chairman	1	By invitation	3	Member	2	By invitation	3
Dr CJ Fauconnier*	7	Member	1	By invitation	4	Member	2	Member	6
PM Baum	7	By invitation	1					Member	6
BE Davison	6								
TL de Beer†	8	Member	1	Member	4			Chairman	6
JJ Geldenhuys†	7	Member	1			Chairman	3	Member	5
MJ Kilbride*	8			By invitation	3	Member	3		
Dr D Konar†	6	Member	1	Chairman	4				
MLD Marole†^	3							Member	1
CF Meintjes*	8			By invitation	4				
WA Nairn	6					Member	2		
SA Nkosi	7					Member	3		
CML Savage	5								
Dr NS Segal†	6			Member	4				
F Titi	6							Member	4
DJ van Staden*	8			By invitation	4			By invitation	4
RG Wadley*‡	4								
PL Zim	6								

 # Number of meetings per annum.
† Independent non-executive director.
** Executive director.*
^ Individual resigned as a non-executive director and chairman from the Kumba board on 15 April 2005.
Δ Individual, a non-executive director on the Kumba board, was appointed as non-executive chairman on the board on 15 April 2005.
‡ Individual resigned as executive director from Kumba on 30 June 2005.

Safety, health and environment (SHE) committee

Members

This committee comprises non-executive directors – Messrs JJ Geldenhuys (chairman), AJ Morgan, SA Nkosi and WA Nairn, of whom the first two are independent; and two executive directors, Dr CJ Fauconnier and Mr MJ Kilbride. The general manager: SHE attends all meetings by invitation. Members of the executive committee and general managers of the business units attend meetings by invitation. Three meetings were held in 2005.

Role of the committee

It formulates and recommends policies, strategies and programmes in all matters affecting safety, health and environment on behalf of the group for submission to the board. The committee is responsible for ensuring that these policies and programmes are in accordance with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated.

PRINCIPLE 2: SET HIGH STANDARDS FOR FINANCIAL PERFORMANCE

Kumba sets specific targets (p8) against which the financial performance of the group is regularly measured and reported on. The company uses a broad range of channels to communicate financial information, such as the JSE's news service, SENS, the internet for its interim and annual results, presentations to fund managers and analysts, road shows to shareholders, paid advertisements, the annual report and news releases to newspapers and news agencies. The board believes operational and financial information is of outstanding quality.

At Kumba, the risk management process is an integral part of both good management and the control environment. It encompasses:

- identifying, analysing and mitigating risks that will prevent achievement of business objectives
- Putting initiatives in place to manage risk throughout the group
- Developing fraud and risk management plans which cover activities such as:
  - reviews of operating performance
  - information technology and management information systems
  - increased competition and contestability
  - contracting out and outsourcing
  - performance management and information
  - professional development
  - staff appraisal including client surveys
  - reconciliations of accounts

- approvals
- segregation of duties.

Control activities to mitigate risk are designed and implemented and relevant information regularly collected and communicated, throughout the group. Management monitors performance to ensure objectives are being achieved and control activities are operating effectively. Directors are required to identify business risks, as well as potential opportunities, and ensure that management establishes appropriate processes and practices to manage all risks associated with the company's operations.

The board is made aware of major trends impacting on the company and its major risks and opportunities at biannual discussions through presentation and discussion of its strategy and business plans.

Kumba is committed to developing and maintaining an integrated, enterprise-wide risk management programme (ERM). A logical, systematic and repetitive methodology that will identify, analyse, assess, treat and monitor all risks, whether they are insurable or not, is applied.

We communicate accurate and timeous information to those employees tasked with minimising losses and maximising opportunities, to assist them in achieving their strategic objectives (See risk management, p68).

The complexity and diversity of risks that face Kumba are recognised and we integrate our efforts to maximise opportunities and minimise exposures to risk and to reduce them, where necessary, to levels commensurate with our risk appetite.

PRINCIPLE 3: MAKE COMPLIANCE A CORE OPERATING PRINCIPLE

The chief executive and executive management acknowledge the need to conduct the business of Kumba and its entities according to the spirit and principles of the Code of Corporate Practices and Conduct (the Code) through:

- Acknowledging our responsibility towards the communities and environment and the broader society in which the group operates
- Continually examining our management structures, culture, policies and strategies and the ways in which we deal with stakeholders to effect best practice
- Implementing systems that will meet the requirements relative to governance demands, ethical behaviour, risk management and performance stability.

PRINCIPLE 4: COMMIT TO OPENNESS AND TRANSPARENCY

Kumba sees good governance as a distinguishing feature of the company, underpinned by a multi-stakeholder approach. Stakeholders include shareholders, employees, customers, the community, government and resource and service providers.

Kumba's board of directors, employees and unions have endorsed the group's code of ethics. Compliance with Kumba's code of ethics is monitored by the general manager: human resources and the company secretary. Awareness of ethical behaviour is encouraged by regular communication with employees. The board accepts its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of the group.

Besides Kumba's other compliance and enforcement, a fraud prevention policy has been established as a mechanism through which all stakeholders can report suspected fraud or corruption with guaranteed anonymity. During the year, 27 cases of suspected fraud were reported of which eight complaints were received through the toll-free fraud hotline. Two disciplinary cases resulted in dismissals, and one investigation resulted in criminal prosecution.

Kumba recognises the need for full, equal and timeous disclosure to all stakeholders as prescribed by the JSE Listings Requirements and guidelines, and various policies governing communication and conduct with stakeholders.

All necessary information and facilities are made available to shareholders to enable them to:

- Attend annual general meetings
- Submit proxy forms sent along with notices convening meetings of shareholders
- Receive announcements and circulars in accordance with the JSE Listings Requirements.

Non-executive directors are not bound by service contracts, and there are no service contracts exceeding six months relating to the position of any executive director.

There is full disclosure of various remuneration matters for executive directors in the remuneration report on p125.

PRINCIPLE 5: CREATE A CULTURE WHERE THE COMPANY ALWAYS COMES FIRST

Kumba's board subscribes to long-term sustainability of corporate capital, as well as a triple bottom-line emphasis on financial, environmental and social performance. The board also focuses on maintaining a balance between the interests of stakeholders and the collective good of the group, accepting that it is ultimately accountable for the affairs of the company.

Kumba's corporate governance approach provides an integrated strategic management framework necessary to achieve the performance standards required to operate in the best interests of its stakeholders, profitability and the environment.

The group has various policies and procedures to address conflicts of interests which cover areas such as shareholdings and directorships of Kumba directors in companies with which Kumba has contractual relationships as well as outside interests by managers which could possibly lead to conflicts of interests. As defined in the JSE Listings Requirements, the group has a procedure in place to restrict dealing in its securities by directors, officers and other selected employees during closed periods.

PRINCIPLE 6: CREATE LEADERS WHO ARE PROVIDED WITH THE RIGHT INCENTIVES FOR PERFORMANCE AND VALUES

The relationship between Kumba's stakeholders and those entrusted to manage the group's resources is based on the qualities of *leadership, accountability* and the *transparency* of Kumba's strategies and processes.

The responsibilities of executives and managers include leading through developing, implementing and monitoring business strategies based on corporate values, ethical conduct and quality service delivery. Executive action and supervision are directed by a variety of governance structures. The executive committee is chaired by the chief executive and comprises the executive directors, general manager: corporate affairs and investor relations; general manager: human resources and the company secretary. The general managers of Kumba's iron ore, coal, heavy minerals, base metals and industrial minerals operations as well as the general manager: SHE attend by invitation. Formal meetings are held monthly with weekly informal caucuses.

The aim of the group's remuneration policy is to ensure that executive directors and employees are rewarded in a way that enables the group to attract and retain employees of the highest quality – people who are motivated to achieve performance superior to competitors, which serves the best interests of shareholders.

Kumba's performance-driven remuneration policy, governed by the human resources and remuneration committee, positions the total remuneration of executive directors and employees at or near the median compared with companies with which it is competing for talent. Employees who accept the challenge of our business objectives and who excel in accomplishing them achieve above-average rewards and career advancement. A significant part of the remuneration of employees is linked to personal and company performance.

All employees, including executive directors, are entitled to take part in an annual bonus and gain-share scheme, based on achieving and exceeding performance targets set by the human resources and remuneration committee. Senior management and staff specialists are eligible to participate in the Kumba management share option scheme, and long-term incentive deferred bonus plans.

In business activities and succession planning, executive skills are mapped against the objectives of the board and the strategic direction of the company. The board is satisfied that the group's procedures and practices for succession planning ensure the best potential managers are identified, developed and suitably fast-tracked.

PRINCIPLE 7: COMMIT TO PEOPLE AND DEVELOP TRUST

Integrity is reflected in Kumba's decision-making practices and procedures and in the quality and credibility of its reporting. In pursuit of Kumba's vision to outperform the mining and mineral sector in creating value for all stakeholders through exceptional people and superior processes, the conduct of its businesses and its employees is characterised by the following fundamental values:

- Integrity
- Respect
- Accountability
- Fairness
- Caring.

These values have been developed for the benefit of the group and its employees to guide the moral way of responsible behaviour without which business cannot be sustained. It is supported by team work which, throughout Kumba, is widely accepted as a way of living.

Kumba's code of ethics provides a basis for consistent ethical behaviour and gives guidance to the company and its employees to:

- Comply with industry standards and codes of conduct
- Act with honesty in performing duties
- Apply due care in the use of company information, equipment and facilities
- Exercise consideration and sensitivity in dealings with stakeholders.

PRINCIPLE 8: MAKE A BUSINESS OUT OF SOLVING THE WORLD'S TOUGHEST PROBLEMS

Kumba is accountable to a large body of stakeholders. This broad view of responsibility and accountability underpins the concept of Kumba's triple bottom-line reporting.

Kumba harmonises its social and environmental responsibilities with its business pursuits. These cover trade practices, environmental policies, energy and waste policies, employee welfare and safety, and community relations. A selection of these principles includes:

- Ensuring that the business is ecologically sustainable, meeting the needs of the present without compromising the future
- Aiming for maximum commercial benefit but realising that the livelihood of employees and intermediaries depends on paying them a fair market price
- Supporting long-term, sustainable partnership-based relationships with the communities in which the group's businesses operate
- Promoting respect for human rights on the part of suppliers
- Contributing to communities and national projects through donations, social investment and partnerships.

Kumba is among the first group of companies listed on the JSE All Share Index to comply with the requirements of the JSE Socially Responsible Investment (SRI) Index, demonstrating that it meets the requirements of the corporate governance, economic, social and environmental criteria. The data provider for the index, Sustainability Research and Intelligence, commended Kumba for its disclosure level of quantitative and qualitative information for the areas measured.

PRINCIPLE 9: GIVE BACK TO THE COMMUNITY

At Kumba, building long-term and mutually beneficial relationships with our stakeholders is a business imperative. Within the corporate affairs department, the group manages its relations through its investor relations unit to ensure appropriate communication with the investment community; the sustainable development function is responsible for local economic development, sustainable development principles and stakeholder engagement and is managed through a three-tier approach, namely corporate, regional and mine specific. Contact is maintained with domestic and international institutional shareholders, fund and asset managers and analysts through investor road shows, presentations to the investment community as well as liaison with major shareholders.

At a Kumba business/government dinner held at Richards Bay on 23 May 2005, the chief executive, Dr Fauconnier, expressed the company's commitment to community involvement when he said: "... we will never lose sight of the expectations of all our stakeholders, from national to provincial to local government, from communities to the environment. At all times, and in all operations, we will strive to maintain the quality of life of future generations by integrating economic development with best practice environmental and social activities."

PRINCIPLE 10: TEACH PEOPLE TO COMPETE BY MAKING THEM CONFIDENT

Kumba has proven itself as a sustainable South African-based mining company, one that people are proud to be associated with and want to work for. Kumba has achieved the following since November 2001:

- Best new listing on the JSE: 2001
- Best mining company to work for: 2003, 2004, 2005
- Best empowerment company in mining: 2004
- Best annual report: third in RSA: 2004
- JSE Sustainability Index: 2004
- Boss of the Year®: 2004

Considering these achievements in a highly competitive business arena, Kumba has proudly created a company which is beneficial to all its stakeholders.

As demonstrated in this annual report, good governance permeates Kumba's businesses. We continually compare our standards against our peers and companies regarded as global leaders in corporate governance to ensure that our business is managed to protect and enhance stakeholder value.

RISK MANAGEMENT

RISK PHILOSOPHY

In line with its vision, Kumba maintains an integrated, enterprise-wide risk management programme (ERM). Kumba applies a logical, systematic and repetitive methodology to identify, analyse, assess, treat and monitor all risks whether they are insurable or not.

The effectiveness of the ERM process is measured by how well it aligns the key fundamentals of governance, business objectives, ethics, policies, standards, strategies and compliance. Kumba recognises the complexity and diversity of risks that face all its operational activities and integrates all efforts to maximise opportunities and minimise exposures to risk and to reduce them, where necessary, to levels commensurate with its risk appetite.

RISK APPETITE

The board, guided and assisted by the audit and executive risk management committees, defines and approves Kumba's risk appetite or risk-tolerance capacity. The challenge for the board is to determine how much uncertainty it is willing to accept in its endeavours to grow stakeholder value.

Kumba's risk-bearing capacity (tolerance) is a function of its ability to endure unexpected losses and the effect such losses may have on the company's share value.

Risk-bearing capacity is not a static value and constantly changes due to:

- International supply and demand for Kumba's products
- Production cost which in turn is influenced by changes in input costs
- The quantity and value of fixed and current assets used in the production process.

The main objective in determining risk-bearing capacity is to establish Kumba's optimal risk-tolerance capacity.

The most effective way for the board to demonstrate its risk appetite (and commitment to the ERM programme) is to exceed shareholders' expectations on performance. Through its actions and proven commitment, the board can clearly demonstrate:

- How much risk will be allowed to be taken to achieve strategic business objectives
- That risks which could impact on performance have been identified, tracked and monitored
- How the process could potentially increase shareholder value.

A centralised ERM hub, dedicated to strategic direction and policy development, and risk committees operating at business-unit level to implement ERM policy, reflect an embedded ERM programme in Kumba.

Prominent governance failures in global companies and the resulting reputational damage have given wider prominence to corporate ethics and compliance issues. In Kumba, the focus is on bringing these fundamental components of the ERM process ever closer to operational risk management processes.

Our ERM approach is aimed at:

- Minimising losses caused by adverse events
- Reducing earnings surprises and reputational damage
- Contributing to the protection of shareholder value.

RISK CULTURE

Kumba's policy is zero tolerance for compliance failures and its aim is to speedily identify and rectify any deviation. Promoting a risk-conscious culture is a constant focus throughout the company and proactively supports achieving our strategic business objectives. Each risk owner is responsible for continuously monitoring the existing and ever-changing risk profile of the company.

Divisional and business-unit risk committees play an important role in identifying operational risk and in the development and application of generic mitigating strategies. They also have a risk oversight function by virtue of being closer to activities that could have adverse results. Each committee is chaired by the head of the business centre and meets quarterly. The group risk manager attends all meetings.

RISK MANAGEMENT OBJECTIVES

The risk management process is continuous, with well-defined steps which, when taken in sequence, support better decision-making by contributing a greater insight into risks and their impacts. Risks from all sources are identified and once they pass the materiality threshold, a formal process begins in which causal factors and consequences are identified and the correlation with other risks and the current risk-mitigating strategy is reviewed. One of the challenges is to ensure that mitigating strategies are geared to deliver reliable and timely risk information to support better decision-making.


ESTABLISH THE CONTEXT
• The strategic context
• The organisational context
• The risk management context
• Set and communicate business objectives
• Consider internal and external business objectives
IDENTIFY THE RISKS
Headline risk areas
Evolving risks
ANALYSE RISKS
DETERMINE EXISTING CONTROLS
Determine likelihood
Determine impact
Estimate level of risk
EVALUATE RISKS
Compare against criteria
Set risk priorities
Consider control measures
YES
Accept
NO
COMMUNICATE
MONITOR AND REVIEW
Identify treatment options
Reduce likelihood
Reduce impact
Transfer in full or in part
Terminate
Assess treatment options
Consider feasibility costs and benefits
Recommend treatment strategies
Select treatment strategy
Prepare treatment plans
Prepare treatment plans
Implement treatment plans
Reduce likelihood
Reduce impact
Transfer in full or in part
Terminate
NO
YES
Retain

Integrated management of complex and diverse risks

TOP RISKS

Risk	Impact	Likelihood	Control measures
Foreign exchange: Impact of continued rand and Australian dollar strength on profitability.	High	Medium	Judicious hedging policy; continuous margin improvement initiatives with rigorous tracking.
Counterparty: Insufficient availability of zinc concentrates of acceptable quality and cost.	Medium	High	Secure alternate suppliers and long-term concentrate offtake agreements from foreign mines. Maximise Rosh Pinah and Black Mountain offtake.
Impact of power interruptions on production at smelter operations – one-second outage equates four-hour restart procedure.	Medium	Medium	Load-sharing agreement exists between heavy industry and utility supplier in region to reduce outages to minimum.
Commodity price: Sluggish titanium slag market recovery affecting heavy mineral division's profitability.	Medium	High	Analysis of TiO_2 market forces; cost-reduction initiatives; sustained focus on continuous improvement and ramp up furnaces to full capacity.
Operational performance: Rising energy costs (oil and power) increase production cost.	Medium	Medium	Monitor whether rising oil prices are jeopardising world economic growth; initiate projects to save on consumption of fuel.
Availability of large (oversize) tyres negatively affecting throughput at open-cast mines.	Medium	Medium	Eighteen-month window for planning comprehensive tyre management programme and road quality management.
Capital projects: Increase in cost of capital projects as a result of buoyant construction market.	Medium	Medium	Segment projects into major commodity items, ie steel, labour, civil, electrical, etc, and apply escalation per commodity drivers; constantly update database on escalations on own experience and industry trends.
Mergers and acquisitions: Ineffective management of integration of new coal and heavy mineral assets post-transformation transaction.	Medium	Low	Steering committee established consisting of senior Kumba and Eyesizwe management to monitor and guide merger integration, planning and process; integration team established that consists of Kumba and Eyesizwe team members to plan and execute integration – reports to steering committee on a regular basis.
Employees: Availability and loss of skills (especially artisans) impacting on current production and future growth.	Low	Medium	Maintain networks, effective recruitment, training and retention strategies; competitive remuneration to retain skills; benchmarking and maintain alliances.
Reserves and resources: Failure of transformation transaction resulting in Kumba not being able to convert existing rights to new-order rights.	High	Low	Empowerment transaction announced 13 October 2005 and implementation planned for second quarter of 2006 will satisfy ownership requirements on mining charter; Documentation for conversion of rights has already been submitted and accepted by the Department of Minerals and Energy.


KUMBA RESOURCES

MARKET LISTINGS AND OTHER INFORMATION

The principal market for Kumba Resources Limited is the JSE. As a constituent of the All Share Top 40 index (ALSI 40 index), Kumba shares trade through the STRATE system.

STRATE is the authorised central securities depositary (CSD) for equities in South Africa that incorporates an electronic settlement system. STRATE achieves secure, electronic settlement of share transactions on the JSE and for off-market trades. Shares in companies listed on the JSE can no longer be bought or sold unless they have been dematerialised on to the STRATE system. This process involves submitting paper share certificates to a custodian bank or JSE member firm (broker) for conversion into an electronic record, an exercise referred to as dematerialisation.

The introduction of the Johannesburg Equity Trading (JET) system a few years ago highlighted the deficiencies in the JSE's paper-based settlement system. Shares were no longer traded on a trading floor, and this contributed to a massive leap in the number of trades each day. Back-office support services were incapable of handling this increase in daily transactions efficiently in a paper-based environment. The transition to an efficient settlement system has increased market activity and will certainly improve the international perception of the South African market by reducing settlement and operational risk in the market, increasing efficiency and ultimately reducing costs. Accordingly, by heightening investor appeal, STRATE enables South Africa to compete effectively with other international markets, and not just those of emerging countries. For additional information please refer to the STRATE website: **www.strate.co.za.**

Closing JSE share prices are published in most national and regional SA newspapers and are available during the day on the Kumba and other websites. Share prices are also available on I-Net Bridge, Reuters and Bloomberg.

Kumba has an over-the-counter (OTC) sponsored American depositary receipt (ADR) facility with the Bank of New York (BoNY) under a deposit agreement.

ADR HOLDERS

ADR holders may instruct the BoNY as to how the shares represented by their ADRs should be voted. Registered holders of ADRs will have the annual and interim reports mailed to them at their recorded address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the annual and interim reports for this purpose.

DIVIDEND DETERMINATION

Dividends are determined in South African rand (ZAR) and are then declared payable in the same currency by the group. ADR shareholders are paid in US dollar by the group's ADR bank, BoNY. BoNY effects the conversion of ZAR-determined dividend in US dollars on behalf of its US ADR shareholders. Contact Computershare or BoNY for further details.

SUPPLEMENTARY INFORMATION

General shareholder enquiries

Computershare is the registrar for Kumba. All enquiries and correspondence concerning shareholding (other than shares held in ADR form) should be directed to the registrar. Computershare's contact details are on p199. Shareholders must notify Computershare promptly in writing of any change of address.

All enquiries concerning shares held in ADR form should be directed to the BoNY, whose contact details are also given on p199 or alternatively visit their website at: **www.adrbny.com.**

Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are provided on the Computershare website: **www.computershare.com.**

Consolidation of share certificates

If your certificated shareholding in Kumba is represented by several individual share certificates, you may wish to have these replaced by one consolidated certificate; there is no charge for this service. You should send your share certificates to Computershare together with a letter of instruction.

PUBLICATION OF FINANCIAL STATEMENTS

Shareholders wishing to receive the annual report and/or interim report in electronic rather than paper form should register their instruction on the Kumba website at **www.kumbaresources.com**.

SHAREHOLDER INFORMATION

Major shareholders

As of 31 December 2005, the two entities known to Kumba as owning more than 10% of its shares were Anglo American plc and Industrial Development Corporation of South Africa (IDC) with 201 092 500 and 41 498 615 shares representing 65,69% and 13,55% respectively.

As of 31 December 2005, the total number of the voting securities owned by the directors of Kumba was 22 448 ordinary shares representing approximately 0,01% of the number of shares in issue.

SHAREHOLDERS' ANALYSIS

REGISTER DATE: 30 DECEMBER 2005

Issued share capital: 306 162 251 shares

Shareholder spread	Number of shareholders	%	Number of shares	%
1 – 1 000 shares	8 944	82,99	2 707 184	0,88
1 001 – 10 000 shares	1 444	13,40	4 332 056	1,41
10 001 – 100 000 shares	292	2,71	9 166 883	2,99
100 001 – 1 000 000 shares	86	0,80	26 014 626	8,50
1 000 001 shares and over	11	0,10	263 941 502	86,21
	10 777	**100,00**	**306 162 251**	**100,00**

Distribution of shareholders	Number of shareholders	%	Number of shares	%
Banks	130	1,21	55 457 385	18,11
Close corporations	111	1,03	86 010	0,03
Endowment funds	51	0,47	221 436	0,07
Holding company	1	0,01	169 999 200	55,53
Individuals	8 289	76,91	4 649 302	1,52
Insurance companies	41	0,38	2 808 001	0,92
Investment companies	18	0,17	4 431 673	1,45
Medical aid schemes	7	0,06	43 796	0,01
Mutual funds	194	1,80	10 946 776	3,58
Nominees and trusts	1 409	13,07	5 013 653	1,64
Other corporations	106	0,98	210 675	0,07
Pension funds	208	1,93	18 764 491	6,13
Private companies	194	1,80	32 248 007	10,53
Public companies	16	0,15	1 277 512	0,42
Share trusts	2	0,02	4 334	0,00
	10 777	**100,00**	**306 162 251**	**100,00**

Public/non-public shareholders	Number of shareholdings	%	Number of shares	%
Non-public shareholders	9	0,08	242 665 767	79,26
Directors and associates of the company holdings	4	0,04	70 318	0,02
Strategic holdings (more than 10%)	3	0,03	242 591 115	79,24
Share trusts	2	0,02	4 334	0,00
Public shareholders	**10 768**	**99,92**	**63 496 484**	**20,74**
	10 777	**100,00**	**306 162 251**	**100,00**

Beneficial shareholders' holding of 3% or more	Number of shares	%
Anglo American Corporation	169 999 200	55,53
Industrial Development Corporation	41 498 615	13,55
Stimela Mining (Pty) Limited	31 093 300	10,16
Public Investment Commissioners	11 895 809	3,89

BREAKDOWN OF NON-PUBLIC HOLDINGS

Directors	Number of shares	% of shares
Fauconnier, CJ	**22 280**	**0,01**
Fauconnier, CJ	21 880	
Fauconnier, AM	400	
Konar, D	**168**	**0,00**
Konar, D	168	
Wadley, RG	**47 870**	**0,02**
Wadley, RG	47 870	
Total	**70 318**	**0,03**

Strategic holdings (more than 10%)	Number of shares	% of shares
Anglo American Corporation	169 999 200	55,53
Industrial Development Corporation	41 498 615	13,55
Stimela Mining (Pty) Limited	31 093 300	10,16
Total	**242 591 115**	**79,24**

Share trusts	Number of shares	% of shares
Kumba Management Share Trust	2 167	
Kumba Management Share Trust	2 167	
Total	**4 334**	**0,00**

Beneficial breakdowns	Number of shares	% of shares
Public Investment Commissioners	**11 895 809**	**3,89**
– Stanlib Asset Management	5 600 000	
– RMB Asset Management	2 962 628	
– Public Investment Commissioners	2 246 059	
– Old Mutual Asset Management	740 887	
– Public Investment Commissioners	346 235	

Sustainable development underpins the way Kumba does business. It is reflected in a formal charter that defines our goals and commitment to stakeholders; in the structures that ensure sustainable development policies are cascaded throughout the group; in the integration of sustainable development as a measurable performance indicator in the economic, social and environmental aspects of our business.

SUSTAINABLE DEVELOPMENT VISION

To be the vehicle through which stakeholder interests are integrated into Kumba's mining activities to ensure that all mineral resources are responsibly and ethically managed for the benefit of current and future stakeholders.

MISSION

The Kumba sustainable development function will:

- Ensure that effective stakeholder engagement occurs at national, regional and local levels
- Ensure integration between all departments to manage the social, economic and environmental impacts throughout Kumba's sphere of influence among our national, regional and local stakeholders
- Ensure that effective socio-economic development occurs at all levels by providing meaningful and significant technical, financial and in-kind resources
- Ensure that Kumba's image as a socially-responsible company is enhanced in the global community.

SUSTAINABLE DEVELOPMENT POLICY

Kumba understands the importance of long-term business sustainability and guarding against a short-term focus to survive in the modern global business world. As a mining group, the challenge we face is to demonstrate that the way we approach our business contributes to sustainable development: that social, environmental and economic impacts of mining – both positive and negative – are accounted for and managed in a transparent and accountable way.

A formal policy sets out the Kumba standards and guidelines for sustainable development, focused on:

- Financial
- Governance, ownership and control
- Resource utilisation
- Workplace
- Environmental
- Community and external stakeholders
- Suppliers
- Customers.

GUIDING PRINCIPLES

Kumba has adopted a set of guiding principles, compiled from research into best practices and debate with Kumba leadership. These principles apply to existing business units and will apply to all new business units and mining projects:

- Balance responsibility with financial returns and affordability
- Follow a value-driven approach
- Be proactive but practical about transparency
- Use consultation to create a better outcome
- Create short- and long-term benefits
- Be consistent throughout the company
- Implement global principles with local projects
- Balance the interests of different stakeholders
- Acknowledge the role of government
- Co-operate with other companies and organisations
- Sustainability should enhance the corporate brand
- Manage the cost/benefit relationship to ensure affordability.


KUMBA RESOURCES

In terms of GRI guidelines, the direct economic impact of certain economic performance indicators are disclosed below.

Direct economic impact	Indicator	Details	
Customers	Net sales ◦ rand value of revenue ◦ tonnage	p130. Business operations review on p32 to p42 Summary of business operations in fold-out	
	Geographic breakdown of markets ◦ Iron ore ◦ Coal ◦ Heavy minerals ◦ Base metals ◦ Industrial minerals ◦ Group	Business operations review on p34 Predominantly South Africa Predominantly outside South Africa Predominantly South Africa Predominantly South Africa Segmental report on p177 and p178 Summary of business operations review in fold-out	
Suppliers	Cost of all goods, materials and services purchased	Note 5 on p146	
	Percentage of contracts paid in accordance with agreed terms	– Supplier base > 5 000 – Kumba aims to timeously effect >90% of payments to supplies in accordance with contractual arrangements. 99% of payments meet this target.	
	Supplier breakdown per organisation and country – suppliers from whom purchases represent 10% or more of the total purchases in the period	Spoornet a division of Transnet is being paid in excess of 10% of the total	
Employees	Payroll and benefits broken down by region (12 months to December 2005)	Africa	2 038
		Australia	25
		Europe	5
		China	4
		Total (Rm)	**2 072**
Providers of capital	Distributions (interest and capital) to providers of capital	Note 6 on p147, note 24 on p161, Annexure 1 on p187	
	Increase/decrease in retained earnings	Refer to group statement of changes in equity on p133 and p134	
Public sector	Tax paid per type and per country	Note 9 on p149	
	Subsidies received per country or region	Zero	
	Donations in cash to communities, societies, etc.	p86	

The review period was characterised by progress in safety, health and environmental (SHE) issues. While celebrating our achievements, however, we are always mindful of our goals of an injury-free working environment and zero tolerance for non-compliance or unsafe behaviour. Our focus in environmental management remains on ensuring the rights of stakeholders to an environment – now and in future – that is not harmful to their health and well-being.

Kumba is a mining company: as such, we aim to continuously improve SHE performance and management systems in all our operations as an integral part of our commitment to sustainable development. An important element of our compliance with all relevant SHE legislation and international obligations is our commitment to consult with stakeholders, achieve high standards of environmental performance, and implement internationally-accepted standards for occupational health, safety and environmental management.

The Kumba board has overall responsibility for SHE monitoring and performance, exercised through the SHE committee and consulting forums at corporate level and each division. Policies and standards cover all operational aspects and activities that could affect the safety and health of people and the environment: a duty of care that covers the life cycle of each division, from exploration and planning to operation, closure, decommissioning, remediation and rehabilitation and post-closure care that focuses mainly on ensuring that environmental sustainability is achieved.

Developed in consultation with relevant stakeholders and mandatory for all Kumba operations, SHE policy and management standards aim to:

- Provide a risk-based SHE management system, consistent with national legislation, the Kumba SHE policy, ISO 14001, OHSAS 18001, and other internationally-recognised standards that support the implementation of SHE best practice across all Kumba operations
- Provide a Kumba-wide framework to effect SHE legal compliance
- Ensure the progressive development and implementation of more specific and detailed SHE management systems at all levels of Kumba operations
- Provide performance criteria against which SHE management systems across Kumba can be measured
- Provide a basis from which to drive SHE continuous improvement
- Integrate SHE elements into all relevant existing Kumba policies and practices.

The SHE management process is largely driven by well-established risk management principles. Processes and working areas are broken down into units, assessed for baseline risks and then issue-based risks. All operational teams are trained to apply risk assessment on new projects and tasks. Control measures to reduce risk are implemented systematically according to the following risk parameters:

- Engineering design
- Engineering control and SHE systems
- Early warning systems
- Administrative control (eg procedures, training and inspections)
- General protective mechanisms and processes.

OHSAS 18001 AND ISO 14001

All operating business units were certified for ISO/OHSAS management systems (ie to OHSAS 18001 and ISO 14001 standards) during the period. Some, such as Tshikondeni and Kumba FerroAlloys, have fully-integrated SHE risk management systems, with ISO/OHSAS management tools combined in a single system to avoid duplication, resource wastage, and fragmented solution options and decision making.

SAFETY AND HEALTH

The focus in health and safety management is on minimising major occupational risks in the work environment including:

- Self-propelled mobile equipment
- Fire and explosives
- Fall of ground
- Electricity and other sources of energy
- Human behaviour
- Noise exposure
- Airborne pollutant exposure, particularly silica dust
- Radiation and ventilation.

In line with the International Labour Organisation (ILO) code of practice and South African legislation and selected industry parameters, occupational safety and health incidents and trends are reported to the relevant authorities. Monthly and biannual incident analysis helps determine contributing factors; lessons learned and proactive measures implemented are shared throughout the group to prevent further incidents.

As part of the ISO/OHSAS certification process, all business units are subject to legal assessment and have a legal register. No legal action for non-compliance occurred during the review period.

Where possible, Kumba keeps disabled employees in service, including alternative positions.

Safety

Four fatalities were recorded in 2005 and we mourn with the families and friends of these lost colleagues. Our target is zero fatalities and any loss of life is unacceptable. The lost-time injury frequency rate (LTIFR) for the 12 months ending 31 December 2005 was 0,52 against a 2005 target of 0,35.

While we were extremely disappointed to have missed our safety target for the year, several divisions recorded exceptional performance:

- Tshikondeni was awarded the Millionaire Shield by the Department of Minerals and Energy and the Mine Health and Safety Council's Safety Achievement Flag for coal mines
- Thabazimbi mine has been fatality-free for three years
- Glen Douglas, Saldanha, Research and Development and Sishen South had no lost-time injuries in 2005 while Ticor's Hillendale operation reached this milestone just after the year end
- Sishen recorded three million lost-time-injury-free hours for the first time since Kumba's establishment.

LTIFR rate per 200 000 man-hours: 2005


0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
Frequency rate
Projected target 2006 (0,25)
2005 target (0,35)
02
03
04
05

Note: Kumba is standardising the reporting of man-hours across the group.

A major initiative during the year was the launch of the *I Care rules* to improve hazard identification and risk awareness of employees at all divisions. In line with Kumba's aim to achieve an injury-free work environment and exceeding legal compliance standards, the rules are non-negotiable and focus on safety in confined spaces, working at heights, energy and machine isolation, vehicle safety, lifting and handling of material and site-specific rules. The *I Care rules* augment other safety rules by spotlighting hazards in specific high-risk areas. The implementation of this programme is producing encouraging early results.

Independent corporate safety audits are being conducted at all divisions. Focusing on corporate requirements, the primary objective is to analyse the application and effectiveness of selected corporate imperatives at operational level. SHE managers have been trained as internal integrated auditors and are registered with the South African Auditor and Training Certification Association (SAATCA).

As part of the drive to manage safety awareness across the group, a proactive index is being developed which considers positive and negative safety performance to develop leading indicators that will ultimately guide future behaviour. The first concrete example of this approach is a guide to managing operator fatigue, developed with input from all divisions and sister companies in the Anglo American group. This guide is available on the Kumba intranet.

The following safety targets and objectives have been set for 2006:

- Kumba aspires to a zero-injury rate at all its activities. To reach that goal, we aim for zero fatalities and a 30% improvement on the 2005 lost-time injury target of 0,35
- Complete safety audits at all business units and monitor corrective action to ensure sustainable safety standards. Conduct regular follow-up audits
- Entrench and monitor the culture of incident management
- Establish best practice in contractor management
- Manage safety with foresight through leading indicators.

Health

In line with sectoral developments, the focus during the review period was on risk reduction and implementing proactive indicators to support the elimination of two key occupational health risks – noise-induced hearing loss by 2008 and silicosis by 2013.

There were 34 suspected occupational disease cases reported in 2005 compared to 41 reported in 2004. There were 29 cases of noise-induced hearing loss (NIHL); one case of occupational lung disease; one of work-related tuberculosis; one case of hand-arm vibration syndrome; one case of silicosis; and one case of occupational asthma. These cases have been submitted in terms of the Compensation for Occupational Injuries and Disease Act to Rand Mutual Assurance and the Compensation Commissioner for evaluation. The silicosis, occupational asthma and six cases of NIHL were submitted to the Namibian Social Security Commissioner.

Occupational disease cases reported in 2005



Noise-induced hearing loss	85%	Occupational lung disease	3%
Work-related turbuculosis	3%	Hand-arm vibration syndrome	3%
Silicosis	3%	Occupational asthma	3%

All occupational health targets are regularly reviewed against legislation and other industrial commitments to meet the following targets for future reporting periods:

- Air quality index of <1 for 80% of exposed employees by 2006
- Risk-based medical surveillance to be performed by December 2006. Kumba business units have already introduced risk-based medical surveillance. Hygiene measurements are used to classify and quantify employee risk and the periodicity of medical examinations for each employee
- By December 2008, 95% of all exposure measurement results below the occupational exposure limit for respirable crystalline silica of 0,1mg/m^3
- After December 2008, hearing conservation programmes implemented by industry must ensure there is no deterioration in hearing greater than 10% among occupationally-exposed individuals
- After December 2013, using present diagnostic techniques, no new cases of silicosis will occur among previously unexposed individuals
- By December 2013, total noise emitted by all equipment installed in any workplace must not exceed a sound pressure level of 110dB (A) at any location in that workplace.

Occupational hygiene is an integral part of our occupational health management

Meaningful environmental reporting benchmarks now in place

programme to ensure that the work environment supports high health standards. All mandatory codes of practice in terms of the Mine Health and Safety Act (29 of 1996) are in place.

Kumba has formal health committees in place at all operations with management and worker representation. Health managers hold quarterly meetings which provide a platform for sharing lessons and successful interventions.

The following primary health objective has been set for 2006:

- Refining the strategy to meet sector targets by 2013, primarily noise-induced hearing loss and silicosis.

ENVIRONMENT

Kumba has an integrated, enterprise-wide risk management programme in place, which evaluates environmental management risks. All South African sites have approved environmental management plans and environmental management systems in place.

Following the installation of an electronic environmental management system in the prior year to consolidate environmental data and statistics, a specialist has been appointed to manage environmental costs and reporting to stakeholders. This electronic system has now been rolled out to all operations and benchmarked nationally. Believed to be the best of its type in South Africa, it supports ISO 14001 and will enable Kumba to make stakeholder reporting more meaningful and comparable. The benefits of achieving ISO 14001 certification for our divisions are numerous; the most important of these is risk profiling and managing significant risks in a standardised system. In future, comparative results will be published.

A highlight of the review period was the implementation of the environmental scoping project, a comprehensive environmental management improvement process to determine levels of risks, enhance our performance and reporting levels. Pivotal to this strategy was the launch of an environmental centre of excellence, an integrated management service with three legs: environmental specialist services, land management and rehabilitation. By integrating these functions, Kumba will further standardise policies, strategies and guidelines to ensure consistent compliance with legislation and environmental performance.

During the year, Kumba was a signatory to the energy efficiency accord developed by the Department of Minerals and Energy. The accord is part of a broader national integrated energy initiative focused on planning and management which examines various interventions for optimal energy planning and use. Under this accord, Kumba is committed to reducing energy use by 0,5% per annum (p92).

Kumba welcomes the establishment of the environmental compliance and enforcement inspectorate, which is empowered to enforce environmental compliance from the government's perspective, particularly legislation on biodiversity, protected areas and air quality.

An updated environmental management policy acknowledges all stakeholders' constitutional rights to an environment that is not harmful to their health and well-being. The right of future generations to use the environment to their advantage is continually considered during business planning cycles, including operational, decommissioning and closure and post-closure phases. Kumba is committed to promoting good and open relationships through consultative forums and enhancing capacity in the local communities where we operate.

Land management

Land management data has not changed since the previous reporting period. In line with new GRI reporting indicators for mining companies, Kumba's land for production activities or extractive use is as follows:

- Total land disturbed – 18 045ha
- Total land rehabilitated in period versus agreed end use – 4 532ha.

In 2006, the focus will be on initiatives to minimise land-holding costs and developing an integrated and proactive rehabilitation strategy to address all closure requirements.

Environmental risks

During 2005, one environmental fine was received for a Ticor truck that accidentally spilled dust.

Rehabilitation

The planned mine-closure rehabilitation activities for 2005 were completed at the Durnacol colliery in KwaZulu-Natal during the review period.

At Hlobane colliery, closure plans for 2005 were carried out as scheduled. The project initiated in the previous year to seal surface fractures has resulted in the Hlobane waterfall flowing again after more than 50 years (p92). This is part of an integrated water management plan to manage decanting mine water volumes and improve downstream water quality. Monitoring of waterflow is ongoing.

Major experiments to enhance rehabilitation slopes are currently being performed at Sishen and Grootegeluk.

All mining operations have updated estimated final closure liabilities as well as immediate closure liabilities (where applicable). Provision for the cost of closure and post-closure liabilities for all mines is managed through an independent rehabilitation trust fund and is externally audited and verified.

ENVIRONMENTAL OBJECTIVES

While some progress regarding energy efficiency was made in 2005, we expect further efficiencies to be achieved in controllable energy use across the group in 2006. This process will be driven as part of Kumba's continuous improvement programme. Typical areas include fixed-energy consumers such as processing plants and buildings. Kumba will develop a robust water-monitoring reporting regime in 2006 that will identify areas to be prioritised for water efficiency. The aim is to bring such consumption to at least below the 2004 water-use baseline.

Electricity, diesel, gas consumption and water use per business unit: 1 January 2005 to 31 December 2005

Business unit	Electricity (Gj)	Diesel (l)	Diesel (Gj)	Gaskor Gas (Gj)	Water (m^3)	Total energy use (Gj)	Product (kt)	Energy per tonne	Electricity per tonne	Diesel per tonne	Water per tonne
Iron ore	**1 141 068**	**57 770 750**	**2 212 909**	**0**	**8 647 291**	**3 353 977**	**31 217 996**	**0,11**	**0,04**	**1,85**	**0,28**
Sishen	1 009 238	49 829 634	1 908 724	0	5 904 818	2 917 963	28 687 650	0,10	0,04	1,74	0,21
Thabazimbi	131 830	7 941 116	304 184	0	2 742 473	436 014	2 530 346	0,17	0,05	3,14	1,08
Coal	**1 033 740**	**24 189 024**	**926 561**	**0**	**2 103 983**	**19 574 538**	**19 574 538**	**0,10**	**0,05**	**1,24**	**0,11**
Grootegeluk	836 791	17 286 120	662 145	0	1 848 705	1 498 936	17 241 936	0,09	0,05	1,00	0,11
Tshikondeni	138 394	1 251 209	47 928	0	178 408	186 322	412 400	0,45	0,34	3,03	0,43
Leeuwpan	58 554	5 651 695	216 488	0	76 870	275 042	1 920 202	0,14	0,03	2,94	0,04
Industrial minerals	**46 933**	**3 213 051**	**123 076**	**0**	**1 957 954**	**170 009**	**1 363 672**	**0,12**	**0,03**	**2,36**	**1,44**
Glen Douglas	46 933	3 213 051	123 076	0	1 957 954	170 009	1 363 672	0,12	0,03	2,36	1,44
Base metals	**1 750 428**	**2 503 282**	**95 888**	**0**	**2 625 348**	**1 846 316**	**256 069**	**7,21**	**6,84**	**9,78**	**10,25**
Zincor	1 606 579	823 355	31 539	0	1 394 132	1 638 118	102 090	16,05	15,74	8,06	13,66
Rosh Pinah	143 849	1 679 927	64 350	0	1 231 216	208 198	153 979	1,35	0,93	10,91	8,00
Heavy minerals	**1 995 607**	**1 915 850**	**73 387**	**398 001**	**8 199 102**	**2 466 995**	**299 583**	**8,23**	**6,66**	**6,40**	**27,37**
Ticor SA	1 995 607	1 915 850	73 387	398 001	8 199 102	2 466 995	299 583	8,23	6,66	6,40	27,37
Total	**5 978 388**	**90 023 401**	**3 448 346**	**398 001**	**23 569 904**	**9 824 735**	**52 711 858**	**0,19**	**0,11**	**1,71**	**0,45**

* *Kumba totals include smaller operations not listed on the table. The operations are Hlobane, Durnacol and Kumba FerroAlloys.*

** *Total energy figures comprise electricity, diesel and Gaskor gas*

Environmental incidents: 1 January 2005 to 31 December 2005

Business unit	Level 3	Level 2	Level 1
Iron ore	**0**	**0**	**192**
Sishen	0	0	146
Thabazimbi	0	0	46
Coal	**0**	**0**	**482**
Grootegeluk	0	0	302
Tshikondeni	0	0	44
Leeuwpan	0	0	136
Industrial minerals	**0**	**0**	**35**
Glen Douglas	0	0	35
Base metals	**0**	**4**	**126**
Zincor	0	4	101
Rosh Pinah	0	0	25
Heavy minerals	**0**	**39**	**284**
Ticor SA	0	39	284
Total	**0**	**43**	**1 119**

Level 1

Environmental incidents not covered in Level 2 and Level 3.

Level 2

Environmental incidents and fines for non-compliance with potential liability exceeding R10 000.

Level 3

Environmental-related incidents with a high or potentially high significance (major impact, long-term or extensive effect) and a probable negative impact on shareholder value.

Greenhouse gas emissions from processes prioritised for 2006

Current changes in air quality management legislation have necessitated reviewing performance on air quality. Accordingly, Kumba will initiate air quality baseline studies at business units that fall within the demarcated air quality priority areas, such as Gauteng. This will ensure compliance with the draft ambient air quality standards.

Recognising the environmental challenges facing South Africa and the international community from the negative impacts of greenhouse gases and ozone-depleting substances, Kumba has begun monitoring contributors of CO_2, one of the significant greenhouse gases, within the group. The primary focus has been on CO_2 emissions related to electricity, diesel and Sasol gas as energy sources. Currently CO_2 emissions from consumption of Sasol gas are 18 069,31 tonnes at Ticor SA. Areas prioritised for reporting improvement in 2006 are greenhouse gas emissions from processes. This will be done through the air quality baseline studies scheduled for some business units in 2006. These baseline studies will indicate the entire noted air quality inventory which will include both greenhouse gases and ozone-depleting substances.

The ecology services expertise available to Kumba through the newly-established environment centre of excellence will be used to drive biodiversity baseline studies needed to comply with new legislation.

Waste management strategies will be developed with the aim of driving down hazardous waste produced per tonne of product at the Zincor, Rosh Pinah and Sishen business units.

The following environmental objectives have been set for 2006:

- Monitoring the implementation of environmental management plan reporting
- Implementing the hydrocarbon strategy of affected centres
- Further developing the centre of excellence to focus on environmental risks
- Finalisation of a group land rehabilitation strategy
- Finalisation of closure plans for in closure mines
- Disposal of inactive properties

CO_2 from electricity purchased (tonnes): 2005

Business unit	MWh	Tonnes
Iron ore	**316 963**	**305 236**
Sishen	280 344	269 971
Thabazimbi	36 619	35 264
Coal	**287 150**	**276 525**
Grootegeluk	232 442	223 842
Tshikondeni	38 443	37 020
Leeuwpan	16 265	15 663
Industrial minerals	**13 037**	**12 555**
Glen Douglas	13 037	12 555
Base metals	**486 230**	**468 239**
Zincor	446 272	429 760
Rosh Pinah	39 958	38 480
Heavy minerals	**554 335**	**533 825**
Ticor SA	554 335	533 825
Total	**1 660 663**	**1 637 620**

CO_2 from diesel (tonnes): 2005

Business unit	Litres	Tonnes
Iron ore	**57 770 750**	**155 403**
Sishen	49 829 634	134 042
Thabazimbi	7 941 116	21 362
Coal	**24 189 024**	**65 068**
Grootegeluk	17 286 120	46 500
Tshikondeni	1 251 209	3 366
Leeuwpan	5 651 695	12 203
Industrial minerals	**3 213 051**	**8 643**
Glen Douglas	3 213 051	8 643
Base metals	**2 503 282**	**6 734**
Zincor	823 355	2 215
Rosh Pinah	1 679 927	4 519
Heavy minerals	**1 915 850**	**5 154**
Ticor SA	1 915 850	5 154
Total	**90 023 401**	**242 163**



KUMBA RESOURCES

1. *Peet Herbst, mining and technical services manager at Glen Douglas, examines growth on one of the rehabilitated slopes at the mine.*

2. *Silver Monageng, during an inspection at a Thabazimbi mine nursery where indigenous plants are cultivated for use in the mine's rehabilitation programme.*

3. *Kumba's occupational health management programme includes regular medical check-ups for employees. At Rosh Pinah, Edwin Daniels and Rónel Pretorius monitor Theo Ickua's performance on the ECG test.*

4. *Dawid Kruger, senior environmental technician at Sishen, directs the planting of indigenous trees at the mine's rehabilitation slope trials.*

5. *Experiments to enhance rehabilitation are under way at Grootegeluk. Stefan Adamski, senior mining engineer, checks progress on the storage of topsoil at the mine.*







WORKPLACE ISSUES

For the third consecutive year, Kumba was ranked "best company to work for" in the mining sector in a comprehensive independent survey by Deloitte. Key parameters of the survey reinforce the causal link between the performance of human capital and the financial performance of a company, and support our focus on transforming our group into a high-performance organisation. The results of this survey, in which 121 South African companies participated, were used by our divisions and corporate service departments to formulate their high-performance roll-out plans.

Employment

At 31 December 2005, Kumba had 8 915 permanent employees, excluding those of Ticor Limited, Australia. The figure has dropped slightly compared to 2004 due to, among others, non-work related deaths, normal retirement, normal resignations and the Kumba business improvement programme aimed at streamlining operations by reducing costs, increasing production and revenue and improving processes while minimising job losses.

Various contractors and suppliers support Kumba's operations, creating 4 500 additional jobs, mainly due to the Sishen expansion project. With the extensions to mining operations taking place at Grootegeluk and Sishen, further jobs could be created. Kumba has embarked on reporting net job creation per region as required by GRI and results will be detailed in the 2006 annual report.

Employment equity

Kumba has an employment equity policy for the development and promotion of historically disadvantaged South Africans (HDSAs), women and people with disabilities. Detailed employment equity plans are in place at every business unit to ensure we achieve our goals. Progress is actively managed, particularly in management categories where 26% of the board and 40% of general managers are currently employment equity candidates. Increasing the number of equity candidates, particularly at middle management levels, remains a priority. At 31 December 2005, 62% of the workforce was black, coloured and Asian – down from 66% due to unavoidable terminations such as, among others, medical boarding and the business improvement programme.

Kumba reports against the mining charter definition of HDSA, which refers to people from a historically disadvantaged background (ie blacks, coloureds, Asians and white females) and those with physical disabilities. The status of HDSA representation in our management and professionally-qualified categories as well as representation by women (at all levels) is illustrated below.

Firstly, the graph indicates Kumba's overall performance on progress against employment equity targets in the management category. This has increased steadily each year and is currently at 31,5% compared to 28% in the previous period, despite limited retrenchments resulting from the business improvement programme. Secondly, the graph also indicates Kumba's overall performance against targets for women. This has increased from 12% in 2004 to 13% in 2005 and is already 3% above the national government target of 10% in the mining charter.

Employment equity progress


45
40
35
30
25
%
20
15
10
5
0
00
01
02
03
04
05
06
07
08
Target for HDSAs (blacks, coloureds, Asians and white women)
Target for women in management
HDSA progress against target (blacks, coloureds, Asians and white women)
Progress against target (women in management)
Blacks (Africans, coloureds and Asians, excluding white women)

HIV/Aids

Kumba's HIV/Aids initiatives continued steadily at business unit and corporate level during the year. The main objectives of Kumba's HIV/Aids strategy are to:

- Prevent more people from becoming infected with HIV/Aids
- Extend the lives of those infected for as long as possible to the benefit of the company and society at large
- Ensure the impact of HIV/Aids on the company is managed to enable Kumba to grow and contribute to South Africa's developing economy.

Acknowledged as one of the most proactive strategies in South Africa, Kumba's HIV/Aids programme will be an important element for consideration in the transformation process under way in the new financial year. Stakeholders will be informed of progress on Kumba's intranet and the official Kumba internet site.

Measurement

A knowledge, attitude and practice survey was conducted at all business units in 2002, 2003 and 2004. A financial impact analysis estimated the effect of HIV/Aids on the entire business by using Kumba's risk management matrix. The analysis showed that significant savings (cumulatively R348 million) could be realised through a prevention and treatment programme. As Kumba is underexposed relative to the mining industry, the impact at this stage is relatively low and expected to remain static while anti-retroviral treatment (detailed below) is distributed to affected groups. Kumba's awareness initiatives continued during the year and the company's participation in the United Nations-sanctioned International World Aids Day was a resounding success.

HIV/Aids management

Programmes in place at all business units and the corporate office include voluntary counselling and testing, peer education, wellness programmes and community-based initiatives and treatment of sexually-transmitted diseases.

The successful anti-retroviral pilot programme implemented at selected business units in 2003 and the corporate centre in 2004 has been extended to more operations, including Ticor SA, Zincor and Rosh Pinah. A total of 133 HIV-positive employees have now enrolled on the programme, and 419 on the wellness programme. In 2005, 2 878 employees were voluntarily tested, bringing the total to 4 813.

Community programme

Kumba commissioned an independent study on the status of HIV/Aids programmes and initiatives in the Thabazimbi community in Limpopo in 2003. The intention of the pilot was to strengthen and extend the group's HIV/Aids approach to host communities, with a strategy focused on several key interventions:

- Conducting HIV/Aids prevention programmes in and around the mining community
- Conducting voluntary counselling and testing projects
- HIV/Aids awareness and education programmes
- Initiating comprehensive community home-based care programmes for families whose members are already infected
- Initiating income-generating projects for indigent communities around Kumba mines.

The success of this initiative became more apparent during the year with greater numbers of community members benefiting from voluntary counselling. Other benefits include improved disclosure cases, increased availability of condoms, effective condom usage, strengthened capacity of community-based organisations, better public-private partnership networks and increased awareness of HIV/Aids. Kumba will continue to fund this initiative in 2006.



Undergoing voluntary HIV/Aids testing at Glen Douglas. From left, Ronel Rossouw, occupational health nurse; Themba Pebe, loader operator; and Phindile Ngwenya, a councillor from the Midvaal Local Authority.

Employee management relations

Relationships between the various employers in the Kumba group and recognised trade unions remained sound and positive during 2005 and wage agreements were settled without discord. Kumba's commitment to freedom of association to join a union of choice and constructive engagement of all stakeholders on issues relating to the employment relationship underpins sound employee relations. The following trade unions have recognition, subject to the criteria of respective agreements, at the various operations to bargain on behalf of their members in the bargaining units: United Association of South Africa (UASA); National Union of Mineworkers (NUM); National Union of Metalworkers in South Africa (NUMSA); Solidarity; Building, Allied Mine and Construction Workers Union (BAMCWU) and Mineworkers Union of Namibia (MUN). Employees have the right to elect shop stewards of their choice.

About 60% of Kumba employees are unionised, with the breakdown as follows: NUM (80%), Solidarity (15%), and NUMSA/BAMCWU/UWASA (5%).

Collective agreements between the various employers in Kumba and the trade unions regulate the relationship. These include:

- Recognition agreements
- Full-time shop stewards' agreement
- Full-time health and safety representative agreements
- Communication and participative structure agreements
- Agency shop agreement.

Conditions of employment for employees in bargaining units are centrally negotiated each year. Through collective bargaining, employees receive several benefits that exceed minimum legislative requirements (Basic Conditions of Employment Act). These include: leave (including a leave bonus), sick leave, maternity leave and family responsibility leave. Allowances are paid for housing, standby, call outs and shift work.

Regular meetings with employee representatives (trade unions) at operations and centrally are held to inform them on relevant issues such as business and financial results.

Trade unions are consulted on any new or revised policies and procedures. Agreements on changes in operations are negotiated or consulted with the respective trade unions centrally, or at the relevant operations.

There is transparent and continuous communication of relevant information to all employees.

Human rights

As a responsible corporate citizen with a stakeholder charter, Kumba complies with all labour legislation in South Africa, eg the Constitution of the Republic of South Africa, Labour Relations Act, Basic Conditions of Employment Act, Employment Equity Act, Skills Development Act, Unemployment Insurance Act, Mine Health and Safety Act, Compensation for Occupational Injuries and

Training and development funding double industry average

Diseases Act. Kumba also complies with International Labour Organisation guidelines.

Kumba ensures that child labour is not tolerated and that forced or compulsory labour is not practiced.

Kumba conducts induction programmes for employees to ensure they are educated about human rights. Policies on discrimination, harassment and racism as well as structures, such as equity committees, are in place to protect employees' human rights in the workplace.

Agreements with security providers aim to ensure that their employees are educated about human rights. Regular meetings are held with security providers and their employees are able to raise human rights issues with Kumba. To date, there have been no incidents relating to human rights issues.

Employee training on human rights is implemented through the Jay Hall Leadership Training programme, diversity management and entrenching foundational and motivational values through the Kumba Way programme.

Work environment

Since listing in 2001, Kumba has regularly been rated by credible, independent publications and institutions as one of the top 40 companies in South Africa on elements such as salary and benefits, incentive schemes, and education, training and development.

Human resources development

The combined figure for investment in human resources development as a percentage of payroll rose from 5,7% to 6,3% (R94,4 million). Research conducted for the Mining Qualifications Authority (MQA) in May 2005 indicates that the average for mining companies is 3,2% of payroll.

Training and development (% of payroll)



7
6
5
4
3
2
1
0
MQA average 3,2
03
04
05

From table 1 below it is clear that in Kumba:

- With the exception of services, workers and labourers and related workers, more than 75% of employees were beneficiaries of training during the year
- Beneficiaries of training in all job categories were exposed to more than one training intervention during the period. The number of training interventions is especially high in the categories of plant operators (4,4), craft and related trade workers (3,8) and technicians and associated professionals (2,6).

Table 1: Beneficiaries of training (expressed as % of staff in the particular job category)

Job category	Total	Average number of interventions per beneficiary
Legislators, senior officials and managers	98,1%	1,9
Professionals	93,1%	1,7
Technicians and associated professionals	92,9%	2,6
Clerks	79,8%	1,6
Service, shop and market sales workers	60,7%	2,0
Craft and related trade workers	76,9%	3,8
Plant and machine operators/assemblers	89,5%	4,4
Labourers and related workers	31,2%	2,2

Recruitment

A policy of non-discrimination is applied with all staffing and recruitment practices. Generally residents from local communities are employed at business units, except in areas where specific skills are not available. About 70% of employees at the various business units are recruited from local communities.

Housing

Kumba's housing strategy, focused on home ownership, is in place at each division and the current status is summarised below.

Description	Number of employees	%
Home owners	1 360	18
Rental units	1 351	22
Hostels and single quarters	2 940	39
Other	1 066	21
Total	6 717	100

The housing programme complies with the requirements of the mining charter and will be fully implemented by 2008. Rental houses will be sold at market value to employees and, where feasible, hostels converted into single units. Prior to the review period, R17 million was spent on housing to comply with the charter. In 2004, Kumba issued a guarantee of R10 million towards a housing development project (at Sishen). A further R8 million was made available for the development of infrastructure and R5 million was spent on developing services in 2005.

Supply chain management

Kumba's policy of supporting suppliers that, in turn, support transformation is delivering clear benefits, with HDSA procurement (black-owned and black-empowered suppliers only) ahead of the

18% target at 24% of discretionary spend for the year or R863 million compared to R128 million in 2002.

Kumba was a founding member of the South African Mining Preferential Procurement Forum which is proving an important catalyst in helping smaller mining companies meet legislative requirements through their own initiatives and through supplier development. A Kumba representative was appointed chairman of this forum for 2006.

Preferential procurement (Rm)



900
800
700
600
500
400
300
200
100
0
02
03/04
05

Communities of practice

Kumba has communities of practice for effective development and sharing of knowledge, best practices and lessons across the group. The focus is primarily on the core competencies required for Kumba's sustainability.

In practice, these communities have lowered the risk of losing key knowledge workers, and brought new people up to speed faster than before. A team of dedicated knowledge management practitioners proactively facilitates and serves these communities of practice, to ensure maximum value from knowledge sharing. The aim of the team is to value Kumba's intangible assets to ensure these are safeguarded into the future.

The ongoing success of Kumba's communities of practice continues to generate much interest, with many organisations visiting the group to learn about the processes and concepts being implemented. Kumba also hosts relevant forums to bring experts together in an environment conducive to exchanging knowledge.

Professionals-in-training, bursars programme and bridging school

To counter the critical shortage of skills in South Africa, Kumba is working to ensure a steady supply of highly-qualified professional employees by hosting an intensive training and development programme for bursars and professionals in training. Kumba has also funded a bridging school since 1995 where high-potential candidates are given the opportunity to improve their academic school-leaver results. This prepares them for tertiary studies in engineering, geology and related disciplines. From 2006, tuition at the bridging school will be done by the University of Pretoria and form part of the foundation year programme offered by this university.

Bursars are granted bursaries to fund their engineering and geology studies from first year to honours level after which they enter the professionals-in-training programme at Kumba. Trainees embark on a formal three-year programme in which they are intensively evaluated and monitored by a team of coordinators, coaches and the staffing department.

There are currently 108 Kumba bursars studying at South African tertiary institutions. Of these bursary holders, 79% are HDSA of whom 19% are women. The very low drop-out rate of under 6% for Kumba students reflects the success of this initiative and the support given to these students.

Currently, 52 graduates are in the professionals-in-training programme. Of these graduates, 73% are HDSA of whom 23% are women. In 2005, 44 graduates successfully completed the programme and were placed in permanent positions in Kumba divisions.

The graphs below illustrate the progress Kumba has made in the advancement of professionals-in-training compared to the previous period.

Comparison: bursary and professionals-in-training pool: 2004 and 2005

HDSA %: Bursars



80
75
70
65
60
55
%
Managed HDSA numbers and intake
2004
2005

HDSA %: Professionals-in-training



74
72
70
68
66
64
62
60
%
Managed HDSA numbers and intake
2004
2005

Learnerships

The total number of learnerships in Kumba in 2005 was 503. For the first time, learners were also trained in mining, plant and skills learnerships. Engineering learnerships (previously apprenticeships) totalled 448. Due to these additional categories, the total number of learnerships rose by 38% against the previous period and represents 26% of all apprentices trained in the mining industry. Of these

Kumba trains 26% of learners in the mining industry

Table 2: Total learnerships in 2005

Number of learners	African		Coloured		Asian		White		Total
	M	F	M	F	M	F	M	F	
Engineering learnerships	203	24	99	3	–	–	118	1	**448**
Mining learnerships	17	4	1	1	–	–	–	–	**23**
Plant learnerships	6	–	7	3	–	–	–	–	**16**
Skills learnerships	7	2	6	–	–	–	1	–	**16**
Total learnerships	**233**	**30**	**113**	**7**	**–**	**–**	**119**	**1**	**503**

** Total percentage HDSAs (without white women) = 76,3%*

learners, 76% are black, coloured or Asian, and 8% are women.

Kumba's technical training centres at Lephalale (Ellisras) and Sishen are accredited as training providers by the MQA. Costs and accommodation, some R40 million per annum, are borne by Kumba.

Kumba's commitment to learnerships exceeds its own requirements – deliberately so to build the pool of skills for the industry and train unemployed people in line with national growth and development targets. The breakdown of learnerships is shown above in table 2.

Kumba is also represented on the sector skills planning committee of the MQA. Several Kumba employees are members of MQA technical reference groups assisting with unit standard and qualifications development.

Leadership development and succession planning

Formal leadership development initiatives and succession planning workshops involving senior management and employees continued during 2005. Building and retaining a pool of current and future leaders is a priority for Kumba and appropriate initiatives include a comprehensive succession planning process and enhancing strategic leadership competencies.

Kumba's suite of leadership competencies is aligned with the company's strategic imperatives. Divisions contract with service providers to develop these competencies through management programmes, development centres, further education at tertiary institutions and training and workshops in a range of leadership development areas. In 2006, a comprehensive report will be tabled on progress to date.

School of Finance

The Kumba School of Finance is an accredited training organisation with the South African Institute of Chartered Accountants. It provides training to employees studying for the chartered accountant (CA) qualifications. A skilled team of coordinators and coaches ensures that high standards are set and met in the training and development of these candidates. Twelve trainees are currently enrolled in the programme, of whom ten are black, coloured or Asian.

MQA involvement

Kumba's human resources development professionals are contributing significantly to the national and sectoral transformation process through membership and participation in bodies such as Business Unity, Chamber of Mines' committee for education and training, and the MQA sector skills planning committee. Kumba professionals also play a prominent role in the MQA's unit standards generation and qualification design processes.



1. *Fish Rithuri, at the controls of a reclaimer at Glen Douglas.*
2. *Kumba is a leader in the training and development of its employees. It has also made good progress in exceeding the industry target for women employees. Lucia Naikuwa, apprentice diesel mechanic at Rosh Pinah, is seen here with Ernest Witbooi, maintenance foreman.*

SUSTAINABLE DEVELOPMENT: FOCAL AREAS

SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT

Objective

Ensure that sustainable practices are embedded in the Kumba Way.

Desirable outcomes

- Business unit-specific sustainable development plans must be aligned with the Kumba sustainable development plan
- Implementation and task teams with relevant experts to ensure effective sustainable development plans.

STAKEHOLDER ENGAGEMENT

Objective

Ensure the effective engagement of all Kumba stakeholders.

Desirable outcomes

- Correctly identify all stakeholders who have an interest in Kumba and in which Kumba has an interest
- Ensure that stakeholder engagement is conducted effectively.

LOCAL ECONOMIC DEVELOPMENT

Objective

Establish Kumba as an active participant in sustainable local socio-economic development.

Desirable outcomes

- Ensure that projects are aligned with Kumba's strategy
- Invest only in projects which can be sustained by the community in future
- Integrated approach/strategic partnerships.

WHAT IS SUSTAINABLE DEVELOPMENT?

Sustainable development is defined as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs". Sustainable development encompasses a balance between three pillars, namely economy, environment and society. The requirements of each must be considered and integrated into all activities to achieve sustainable development.

Drivers for sustainable development

International guidelines and standards, including:

- Organisation for Economic Co-operation and Development (OECD) guidelines
- Extractive Industry Transparency Initiative announced at the World Summit on Sustainable Development in 2002
- International Standards Organisation Environmental Management Standard (ISO 14001)
- Global Reporting Initiative (GRI)
- AA1000 series and framework
- Social Accountability 8000 (SA8000) – a voluntary international standard for auditing and certifying labour practices
- United Nations codes on labour and environment
- World Bank social and environmental protocols for its projects

- The level of activism directed at mining companies
- Reputation management to maintain our social licence to operate, access new mineral wealth, finance and other business opportunities
- The need to attract investors. International banks and financing institutions are concerned with the social risk of investment decisions.

South African drivers

- *Legislation on human rights and labour relations,* including:
  - Constitution of the Republic of South Africa
  - Employment Equity Act
  - Skills Development Act
  - Promotion of Equality and Prevention of Unfair Discrimination Act
  - Legislation on health and safety which mandates employers to create working environments that are safe and risk-free to the health of employees
  - Occupational Health and Safety Act
  - Mine Health and Safety Act.
- The mining charter, issued under the Mineral and Petroleum Resources Development Act, stipulates the requirements for mines to retain their mining rights, including environmental, social and empowerment issues
- The SAEF Excellence Model for managing performance, including employees, customers and society as stakeholders, and suppliers
- The King Reports on Corporate Governance (1994, 2002)
- The JSE Socially Responsible Investment Index provides a way to identify best practice in corporate social responsibility and measures constituents' share price performance in a benchmark index. Selection criteria include environmental sustainability, positive relationships with stakeholders and upholding universal human rights.

Sustainable development is a group-wide commitment at Kumba

Building on the substantial progress made since 2002, Kumba has refined its approach to sustainable development and incorporated local economic development as an integral part of the process of accountability to stakeholders. Accordingly, our reporting for 2005 concentrates on the policies and structures being put in place to achieve these goals.

Our approach to sustainable development is summarised on p72. Case studies of our approach in action appear on p91-101.

Kumba has committed considerable expenditure to the management of the sustainable development elements (p5), and local economic development expenditure for 2005 totalled R15 million. In future reports, detailed expenditure on other elements will be reported.

SUSTAINABLE DEVELOPMENT

Sustainable development is a group-wide commitment at Kumba. At senior executive level, we liaise with national and provincial government departments to ensure our initiatives align with national priorities. Our business units liaise with their municipal counterparts in implementing these strategic plans and feedback is given to senior management to ensure that stated objectives are met.

STAKEHOLDER ENGAGEMENT

Identifying and communicating with stakeholders was prioritised during the year to ensure open dialogue on issues of common interest. Feedback has been positive and constructive and will form an important part of our actions in the future.

At Kumba, stakeholder engagement is the process of ensuring that we create a transparent dialogue between ourselves and internal and external parties about our operations and the consequences of those operations. Our stakeholder engagement policy defines the concept of stakeholders and the nature of engagement with those stakeholders, and applies to all employees at all Kumba centres, including corporate and international operations.

Drivers for stakeholder engagement

Building long-term, stable and mutually-beneficial relationships with stakeholders is a business imperative for Kumba. Stakeholder engagement is therefore governed by the following protocols:

- The King II Report on Corporate Governance
- Global Reporting Initiative (GRI)
- The Mineral and Petroleum Resources Development Act.

Effective stakeholder engagement is designed to:

- Provide Kumba with an opportunity to explain at local, regional and national level the nature of its decisions and the financial, environmental and social consequences of those operations
- Sensitise Kumba to concerns that may exist within the communities or investor bodies, and to address those issues
- Enable Kumba to influence government and other stakeholders
- Provide the opportunity to brand Kumba externally and facilitate more accurate and favourable reporting in the media
- Facilitate the ability to raise capital for projects by providing investors with better information and understanding
- Facilitate decision-making inside and outside Kumba by ensuring the flow of accurate information.

STAKEHOLDER IDENTIFICATION

A stakeholder is defined as any person or body with a direct or indirect interest in Kumba operations, or with the ability to affect Kumba operations, or who is required to be informed of our operations.

Internal stakeholders

- **Employees** – All employees and their representative bodies
- **Kumba board** – Kumba's board is required to make strategic decisions on direction, and must be well-informed on factors which may affect its decisions and impact on represented interests.

External stakeholders

- **Local, provincial and national government bodies**
  - National government bodies make decisions and formulate policies that impact directly on our operations
  - Provincial government bodies develop regional growth and development strategies with consequences for Kumba centres in that region
  - Local government bodies are primarily concerned with the impact of Kumba operations in the local community. These bodies affect our operations as they control land zoning and service provision, including water and electricity supplies
- **Media** – Greatly influences the image of Kumba in the outside community, making it imperative to ensure the media has accurate information on our operations
- **Investors** – Include shareholders, fund managers and analysts. Investors have a direct financial interest in our revenue and profitability, and are thus concerned about the sustainability of operations, making it crucial that they are well informed of our policies, strategy and operations
- **Customers** – Prefer to deal with a company with a good track record in product stewardship. An understanding of our policy and strategy helps to develop long-term relationships with customers
- **Suppliers** – Prefer to work with a company that will deal responsibly with their products and services. Stakeholder engagement ensures we inform suppliers of our ethical and governance standards and avoid potential damage to our reputation
- **Business partners** – Companies need to understand the strategy, ethics and governance of their partners to develop a business relationship. Inaccurate

information can result in failed partnerships with damaging consequences

- **Local communities** – Are directly affected by Kumba operations (work opportunities, environmental impact and development opportunities). Interaction is essential
- **Non-government organisations** – NGOs include charities, pressure groups, environmental groups and other non-profit structures whose objective is to influence policy and decisions on a particular subject. Interaction with NGOs ensures we are aware of each other's concerns
- **Other industry players** – Organised business chambers, competitors, employer associations, research organisations and standards-generating bodies. Industry players need to interact with one another on standards, benchmarking, lobbying and other activities of mutual interest.

1. *Trainees develop bricklaying competency at Thabazimbi's Iterileng Skills Centre. Members of the local community are trained in various skills each year.*
2. *Enterprise development is one of Kumba's local economic development goals and the Kgalagadi Fire Wood project at Sishen is an example of how a new business can be developed to create jobs and a sustainable and independent future.*
3. *Learners from a local school examine one of the exhibits at a mobile science centre, partly sponsored by Ticor SA.*
4. *The Iterileng Crèche in the Marapong area near Grootegeluk was built and equipped by Kumba, and its staff were trained by the company. Here Janet Peletona, a caregiver at the crèche, teaches children the basics of numeracy.*

Identifying and communicating with stakeholders is prioritised

MULTI-STAKEHOLDER MODEL

Kumba's approach to sustainable development rests on a multi-stakeholder model, acknowledging that our primary responsibility is to investors but that this duty cannot be fulfilled without a considered regard for the interests of other stakeholders, including:

Stakeholder	Representative/s	Primary issues
National government	Department of Minerals and Energy Department of Trade and Industry Department of Education Department of Agriculture Department of Labour	◦ Compliance with mining charter ◦ Alignment with national growth and development strategies ◦ Partnerships in enterprise development ◦ Employment opportunities through local economic development ◦ Partnerships in formal education support ◦ Employment equity and other labour-related issues
Provincial and local government	Regional Department of Minerals and Energy office Department responsible for growth and development	◦ Compliance with mining charter ◦ Partnerships/assistance with local economic development ◦ Employment opportunities created through local economic development
	Land Bank	◦ Agricultural local economic development projects
	Local municipality	◦ Local economic development
Media	National broadcasters Media groups, including financial press	◦ Newsworthy items, particularly empowerment activities ◦ Reputation management ◦ Financial performance from investors' perspective
Investors	Anglo American Minority shareholders	◦ Sale of iron ore assets ◦ Return on investment
Customers	Eskom	◦ Major coal purchaser
Suppliers	Transnet Other vendors	◦ Major supplier ◦ Transportation of raw material ◦ Any developments that affect Kumba requirements and thus their own income ◦ Sole suppliers ◦ Preferential procurement
Business partners and industry participants	Chamber of Mines Chamber of Commerce	◦ Economic development in southern Africa
Communities, non-governmental bodies and community organisations		◦ Socio-economic development ◦ Environmental issues
Internal stakeholders	Employee representatives	◦ Service conditions, employer relations, socio-economic development



COMMUNICATING WITH STAKEHOLDERS

Kumba initiates numerous activities to engage stakeholders at a national level.

	Description	Audience	Frequency	Distribution/location
National Kumba stakeholder engagement forum	National forum chaired by senior manager, covering sustainability focus areas	All national and regional stakeholders	Quarterly	Kumba Corporate Centre
Stakeholder forum reports	Summarised report of topics and discussions from stakeholder engagement forum	All national and regional stakeholders	Quarterly	Posted/emailed one week after forum meeting
Kumba internet site	Stakeholder forum reports Share prices News releases	All stakeholders	Ongoing	Electronic www.kumbaresources.com
One-on-one meetings	Meetings with specific stakeholders on pertinent issues	Determined by requirement	As needed	As needed
Annual report	Publication that covers progress in all areas of sustainability for the preceding year	All national and regional stakeholders	Annual	Posted

LOCAL ECONOMIC DEVELOPMENT

In line with our strategy, national government imperatives and international protocols, we are establishing Kumba as an active participant in sustainable local socio-economic development. Our approved policy applies to all employees at all business units. It sets out Kumba standards and guidelines on local economic development in:

- Formal education
- Skills development
- Enterprise development, including small-scale mining
- Health and welfare
- Environment
- Infrastructure
- Agriculture
- Tourism
- Sports and recreation.

All local economic development projects are guided by predetermined principles, regardless of the focus area:

- Sustainability
- Project management
- Branding
- Partnerships
- Selection of vendors.

Local economic development forums

It is the responsibility of local government to establish a local economic development (LED) forum in each area. The purpose of the forum is to engage all local community stakeholders to assist local government in meeting its mandate for creating economic growth.

Kumba's LED managers are mandated to play an important role in participating on this forum. Where a forum does not exist, or local government does not have the capacity to create one, Kumba's LED manager will facilitate the establishment of the forum.

LED forums include representatives from:

- Local and district municipality
- Chamber of commerce
- Provincial government bodies, eg tourism
- Large industries in the area
- Labour representatives
- Non-government organisations.

Our initiatives, segmented in line with our triple bottom-line approach, are detailed on p91-101.

Balancing the needs of the economic, social and environmental pillars

KUMBA FOUNDATION

The Kumba Foundation is a trust controlled by a board of trustees with the objective to ensure effective management of funds allocated for community development by monitoring progress through the project-monitoring system and procedures.

The foundation also funds learners through Kumba's bridging school (p83).

MONITORING AND EVALUATING TO ENSURE SUSTAINABLE PROJECTS

We believe sustainability is a process of development – one that is dynamic, ongoing and guided by community involvement in decision-making. We focus on building capacity but have set entry and exit points, and the process is driven by a formal project management system.

By emphasising collaborative local economic development, we align our initiatives to national priorities to ensure we build meaningful partnerships with all stakeholders.

THE WAY FORWARD FOR SUSTAINABLE DEVELOPMENT

In recent years, we have crystallised many elements of our approach to sustainable development – from an approved framework that guides all our operations to the creation of a focused, centralised unit to maximise the beneficial impact Kumba has on its stakeholders.

There have been significant achievements and some signal lessons. Most importantly, we have developed a deeper understanding of the different elements that must combine to produce real transformation for present and future generations.

As we enter our own transformation phase, these lessons will guide us as we distill our best practices and well developed elements and then re-combine these with the best practices of our new partners to create a world-class approach to sustainable development and stakeholder reporting.

Empowerment is a fundamental pre-requisite for the long-term development and sustainability of the South African economy. This firm belief underpinned our decision to split a successful company into two, knowing that separately there would be greater benefit and economic prosperity for more stakeholders and, by association, more people of our nation.



1. *Members of the Rosh Pinah Community Development Centre produce concrete bricks which are used in the construction of houses for mine employees and other stakeholders.*
2. *Computer-based induction classes at the Tshikondeni Training Centre.*
3. *Mike Hood of the Grootvaly/Blesbokspruit Conservation Trust which is involved in the environmental education of local children, in discussion with Isaac Tlali of Zincor. Zincor supports the trust, which is also involved in the conservation of the Grootvaly/Blesbokspruit site, a wetland of international importance and acknowledged by Ramsar.*

PROGRESS ON ELEMENTS

The case studies that follow highlight our response to many of the group's key sustainable development elements, some group-wide and others focused at business units.

- **Stakeholder engagement** – *Implementing effective and transparent engagement, communication and independently-verified reporting arrangements with stakeholders (p86)*

Effective stakeholder engagement at Ticor

Ticor SA is the result of a joint venture between an established Australian company and a fledgling South African business. As a mineral sands operation, Ticor SA understood from the outset that its business strategy had to meet the expectations of all stakeholders and maintain quality of life for future generations by integrating economic development with environmental and social considerations. The company challenged its operating units to integrate those principles into their day-to-day operations and to align their businesses with the commitments set out in a sustainable business strategy.

Accordingly, development partnerships have been pivotal in integrating Ticor SA's business and social values. The company's experience in working with local people to address their health, education and development needs highlights the importance of:

- Integrating social and community issues into local business models and cultures
- Establishing effective local partnerships based on common business and community interests
- Developing practical skills and capacity to address local community development needs
- Developing management systems – including performance drivers, accountabilities, and information and communications systems – which enable business units to interpret corporate sustainability strategy in the specific circumstances confronting local operations
- Demonstrating positive business and development outcomes.

In assessing the communities around Ticor SA's Hillendale mine and Empangeni central processing complex in KwaZulu-Natal, the high incidences of HIV/Aids, low levels of education and limited local business capacity clearly impact negatively on both community sustainability and the company's ability to operate successfully. Ticor's education, health and business development programmes – developed in partnership with regional communities and government agencies – address critical community needs while supporting the company's business and operational objectives.

- **Natural environment** – *Understanding our impact on the physical environment and conforming to nationally- and internationally-recognised standards, policies and measures to negate or address detrimental environmental effects, to ensure sustainable development of our operations. Kumba's management of environmental issues is well structured, both by legislated requirements and the internal systems established to manage these*

Better than before

Working with the North West University, Kumba is implementing an extensive set of rehabilitation experiments at the Sishen mine. The outcome will ultimately form the framework for rehabilitation and mine closure plans.

Sishen has been mining iron ore in the remote Kathu region of the Northern Cape for over 50 years. Part of its commitment to mining in a socially acceptable and ecologically sustainable manner is now legislated, but Sishen made the original commitment in 1950.

Acknowledging that current rehabilitation trials were not delivering the desired result of zero ecological impact because the material being used to encourage new vegetation lacked sufficient suitable organic matter, Sishen began producing its own organic compost in 2003.

Currently, all compost used during the trials is supplied by an organic plant constructed on the mine. The compost consists of a mixture of sewerage sludge, chipped invader plant species, horse manure and shredded paper. Earthworms are used to accelerate the biological breakdown process. For the experimental phase, over 700m^3 of compost was made.

Special attention is also being paid to aspects that could influence the success of rehabilitation, including different forms of surface water run-off control, alternative types and formulations of fertiliser and methods of seed application. Current trials are being repeated on slopes angled at 18, 24 and 35 degrees.

By removing exotic plant species which have to be eradicated by law, Sishen is now fully conforming to environmental legislation for complete rehabilitation while ridding the area of unwanted alien vegetation.

Biodiversity management at Grootegeluk

The first black rhino calf to be born at the Manketti Biosphere at Grootegeluk arrived in July 2005. This conservation project is a good example of Kumba's commitment to responsible mining and the protection of biodiversity. The Grootegeluk mine lies within the transition zone of the Manketti Biosphere and is an intrinsic component of the long-term sustainability of both this zone and the biosphere as a whole.

Black rhino, an endangered species, is extremely difficult to breed successfully in captivity. Manketti is one of very few private conservation areas in South Africa that has black rhino and currently houses six black and 36 white rhinos. It is a 22 000-hectare social responsibility and

Social impact assessments identify socio-economic and environmental needs

conservation project formed in 1995 with the primary goal of conserving biodiversity. The biosphere is a self-contained habitat with very little management interference. One of its purposes is to breed endangered species and make them available for reintroduction to suitable habitats.

- **Social impact management** – *Kumba's direct and indirect effects on community and society (operations, social stability and influence on family life, housing and living conditions)*

By conducting comprehensive social impact assessments at all operations, Kumba has a clear understanding of its impact on the immediate socio-economic and environmental circumstances. This has guided the development of its social and labour plans submitted to the authorities. The case studies shown here are some examples of how Kumba is addressing the identified needs.

Dust control at Sishen

Following the successful implementation of dust suppression trials at its Northern Cape mine, Sishen extended testing processes to Transnet's Port of Saldanha operation, working with a division of the parastatal, SAPO-BTS. Significant improvements in dust levels have led to the project's implementation by the port authorities.

Water management at Hlobane

Last year, we reported that the Hlobane waterfall near Vryheid in KwaZulu-Natal was flowing again following Kumba's restorative work to address decades of underground activity by a variety of mining companies.

Rain that mingled with water run-off from Hlobane mountain became contaminated after seeping into massive mining-induced cracks and through three coal seams before decanting into nearby water catchments. With that, the 40-metre Hlobane waterfall stopped flowing.

On closing Hlobane mine some six years ago, Kumba devised a solution to minimise mine-related water pollution. After rejecting easier options because of their environmental implications, Kumba opted for a more complex solution: to plug the cracks with a flexible, durable and non-toxic seal, underlined with a mixture of available soil and bentonite clay (the bitumen film seal is non-toxic and bentonite is a naturally occurring substance). The seal was covered with rocks and soil and vegetated to prevent erosion, marking the first time this kind of project had been successfully carried out anywhere in the world and attracting interest from global water management experts. Uniquely, it is also part of an integrated water management system.

South African law requires the minimisation or prevention of water pollution prior to the issue of a mine closure certificate. Kumba went well beyond legal requirements in its restorative work at Hlobane mountain.

To date, Kumba has sealed one kilometre (or 1 200 hectares) of cracks. During 2005, Kumba achieved its objective of keeping clean water clean for local communities by minimising the exposure of Hlobane mountain's water to pollutants. Ongoing monitoring will maintain that status and keep the waterfall flowing.

Mmebane upgrading

Thabazimbi's programme for converting traditional hostels into single or family units is making good progress. In the process, traditional hostels with 60 employees living in one block are converted into 14 two- and three-bed flats or family units. In total, five of 16 planned conversions have been completed. The balance will be converted by 2007.

Refuse removal at Vukuzenzele informal settlement

Vukuzenzele is an informal settlement close to Zincor where some of the refinery's employees live. As the settlement is not a proclaimed residential area and the local municipality does not provide refuse removal services, Zincor assists in the removal of refuse for this community to provide a cleaner, healthier environment.

- **Natural resource management** – *Responsible use of non-renewable mineral and other natural resources*

Energy efficiency

Most of the world's energy comes from burning fossil fuels, such as coal, oil or natural gas. This results in high levels of air pollution, particularly greenhouse gases, which contribute to climate change. Since 1971, global energy use has increased by 70% and is expected to rise by 2% per year over the next 15 years.

In 2005, Kumba signed the Department of Minerals and Energy's energy efficiency accord, part of a broader national planning and management process towards optimal energy use. The vision of this strategy is to contribute to affordable energy for all and to minimise the negative effects of energy use on human health and the environment by encouraging sustainable energy development and use through efficient practices.

The national strategy sets a target for energy efficiency improvement of 12% by 2015. This target is expressed in relation to forecast national energy demand at that time and allows for current expectations of economic growth.

Our goal is therefore to reduce our baseline energy use in line with national targets. In 2004, we defined baseline energy use per operation, with cumulative electricity, diesel and gas use as our selected performance indicator being by far the major source of energy for operations. Based on these values, Kumba has set an internal savings target of 0,5% per annum.

Kumba's 2004 cumulative energy and cumulative tonnage of product produced gave a baseline figure of 0,11275Gj per tonne. The group's comparative ratio for 2005 is 0,18639Gj.

Missing the target since signing the accord was disappointing and largely due to limited awareness about energy consumption across the group. Over the next few months, the E-team (the Kumba team focused on energy efficiency) will use these results to raise awareness at divisional level on the imperative to reduce energy used per product, supported by the introduction of government incentives for energy-efficiency programmes.

Income from invader plants

The Kgalagadi charcoal and firewood project was started in partnership with commercial farmers in the Deben area near Sishen in 2003 to eradicate the invader black thorn that reduces grazing capacity on farms. The project comprises a depot responsible for marketing and management and work teams for cutting down and processing the black thorn wood into different products. Contracts are in place to supply charcoal to a leading supermarket chain and wood to merchants in Springbok and Upington. Contracts are currently being negotiated with merchants in the Cape and Gauteng.

There were initially two teams of disadvantaged people working on two different farms. These teams were trained in removing the plant according to regulations from the Department of Forestry, as well as safety regulations to prevent injury. Sishen supplied safety equipment and assigned a safety officer to ensure that safety issues were addressed. The teams, with six people each, were self-employed and worked on a contract basis, determining their own working hours and income per week. After the necessary training, existing teams were split up to lead new teams. By January 2005, there were 109 people generating products and 12 in the distribution depot.

- **Business sustainability** – *Ensuring our long-term financial viability; contributing value to all stakeholders; and accounting for the distribution of value created through business activities*

Partnership in action – Sishen South

A new iron ore mine near Postmasburg in the Northern Cape has been on Kumba's drawing board for some time. In 2005, the reality began to unfold with the development of Sishen South. Together with expansion of Kumba's nearby Sishen mine, the intent is to double the volume of iron ore exported from the Northern Cape. The effect for Postmasburg and neighbouring communities will be substantial.

Sishen South will be an important element in the new Kumba Iron Ore – one of the companies to be unbundled from the existing Kumba – the world's first pure iron ore company with an international shareholder in Anglo American plc and the empowerment credentials to participate in numerous opportunities for iron ore in South Africa.

The first phase of Sishen South is a R1 billion investment in the Postmasburg region – a greenfields opencast mine with a confirmed resource base of over 424Mt, meaning a life of mine of over 22 years – and opportunities for the local community. The mine will produce 3Mt of export iron ore in phase 1, ultimately rising to 9Mtpa.

Sishen South is planned to start in 2006, with mining operations beginning in 2007 and full production by 2012. The project is expected to create some 1 660 direct, indirect and induced job opportunities by the end of phase 1, of which over 300 will be permanent positions. Job creation will translate into significant amounts of money flowing from wages into the local economy each month, which Kumba estimates at some R30 million per annum at full production.

Working smarter

Zincor has in the past used lime to neutralise spent magnesium electrolyte bleed (a solution containing acid) and to treat all effluent streams before they reach the tailings dam.

Using lime as a neutralising agent, however, is extremely expensive due to the transport and slaking costs involved. Towards the end of 2003, Zincor management decided that the smelter would now use calcium carbonate for these processes. CSIR-developed technology indicates that, with simple operational adjustments, calcium carbonate is as effective as slaked lime and a two-phase project to switch from lime to calcium carbonate was initiated in 2003 and completed in 2005.

This technology has resulted in significant cost savings and confirmed Zincor's position as one of the top global zinc companies in cost efficiency and technological advancements.

- **Mine closure** – *Ensuring we leave good infrastructure, skilled people and self-sufficient communities after mine closure*

Social plan for Durnacol closure

As the chief employer in a remote rural area in KwaZulu-Natal, Kumba understood the importance of developing a far-reaching social plan to mitigate the impact of mine closure for Durnacol from 2001.

The R24,4 million social plan encompassed jobs (a combination of redeployment, alternative employment and a R3 million training programme to develop skills), developing a self-sustainable town and a home-ownership programme.

To realise its goals, Kumba has worked closely for almost 10 years with the Department of Minerals and Energy, the National Union of Mineworkers, the DNC Community Forum (a section 21 company focused on the interests of residents), the





1. *An extensive set of rehabilitation tests are being conducted at Sishen mine in conjunction with the North West University. A unique compost developed on the mine, different forms of surface run-off control, and alternative types of seed application form part of the trials.*

2. *The Kgalagadi Fire Wood project near Sishen mine provides employment for local disadvantaged people while at the same time helping to eradicate the invader black thorn tree.*

3. *Calcium carbonate mixing at Zincor – the slurry is used as an environmentally friendly neutralising reagent.*

4. *Kumba has sealed one kilometre of cracks in Hlobane mountain which has ensured that water remains clean for local communities.*

Mineworkers Development Agency and the Dannhauser Transitional Local Council. In September 2003, Durnacol was proclaimed a town, with attractive assets – from buildings and equipment to sports and medical facilities – donated by Kumba. In the process, over 400 people are now homeowners, some assisted by the government's RDP fund, with the proceeds of sales of Kumba-owned mine houses reinvested in community projects.

Kumba also funded infrastructural upgrades required for a functioning town, from the electricity network, sewage plants and water treatment works to roads and storm-water drains.

Mine closures can have a devastating impact on communities, given that operations are often in remote areas with little or no other economic activity. Durnacol proves this does not have to be the case. Apart from the skills training that has enabled many people to start their own businesses, a cultural village is being planned, the business plan for a welding workshop has been approved and an agricultural project is under way on 200ha of land donated by Kumba, in conjunction with the Department of Agriculture.

Kumba is finalising the appointment of a development company to provide an integrated development plan for consideration and approval by all stakeholders in Durnacol. Durnacol is today a vibrant community, capitalising on the many opportunities identified, and energised about its future.

- **Social development/national social priorities** – *In balancing our interests with those of our various stakeholders, specific areas are guided by the social needs of the community, and by the national social priorities of society at large, including:*
  - *Education, training and skills development*
  - *Healthcare promotion, particularly HIV/Aids programmes*
  - *Job creation*
  - *SMME and other business opportunity development*
  - *Conservation of environment, including awareness programmes*
  - *Infrastructure development, including schools, clinics, etc*

EDUCATION, TRAINING AND SKILLS DEVELOPMENT

Ticor maths and science improvement project at high schools

Ticor SA implemented a programme in 1999 at eight rural high schools in its operational area to counter the lack of science laboratories in local schools. In association with Kumba and the University of Johannesburg/Somerset Education, Ticor SA developed micro-science kits that can be easily transported to remote rural schools. With these kits, learners can execute any basic science experiment on the class desk. Manuals for guiding teachers and learners alike are included.

Teacher workshops and training are part of the programme to ensure a better quality of education in these fields. Teacher skills are improved through workshops in partnership with the local education department.

In a separate initiative, a science academy has been established in partnership with a local private school to give high achievers a chance to excel. Twenty-six learners are part of the academy and are tutored by teachers of the private school. Learners' performance grades at their respective schools are monitored and improvements are recorded annually. Problem areas are identified through feedback sessions with teachers and the education department and follow-up sessions are arranged to address these areas.

Furthering maths and science education in rural communities

Grootegeluk operates near the 110 000-strong town of Lephalale in Limpopo. As one of only three major employers in an area with an unemployment rate of about 45%, Grootegeluk has concentrated on job creation and education, specifically maths and science.

There is high demand at Grootegeluk for school leavers who have passed maths and science, key subjects for further training in engineering and other disciplines at the mine. In line with the requirements of the mining charter, Grootegeluk also has targets for employing black graduates, and these are the school leavers it aims to train further. Faced with the challenge of creating local employment with a severely limited local pool of skills, the mine is working with the regional education department and other partners to build this pool of qualified matriculants every year.

Maths Olympiad

In 2004, Grootegeluk and the Department of Education launched a Maths Olympiad for grade 4 to 11 learners in 91 surrounding schools. Simplistically, the Olympiad is a process of prepared and supplied revision and support material culminating in tests to determine the standard of maths education.

This was the first project of its kind in the region, and the results offered valuable lessons for both Grootegeluk and the Department of Education. For the Maths Olympiad 2005, Grootegeluk's participation will increase to include training teachers. Based on audits of the surrounding schools, Grootegeluk has supplied some with computer and laboratory equipment, and will also offer managerial training to headmasters.

Winter School

This Grootegeluk flagship project is run in

Various projects are geared to improve maths and science potential

partnership with the local Department of Education to improve the quality of teaching material available to schools, and to complement learning with practical and laboratory work to which learners wouldn't ordinarily have access.

Established in 1998, the project aimed to set up a joint resource and learning school that would be a shared asset for surrounding schools. As an initial contribution, Grootegeluk provided a building on one of its existing properties, and donated seed capital to set up the programme, now a teaching facility, known as the Bosveld Education Resource Centre, supplying material for maths, science and biology.

While the pass rate of schools in Limpopo has been increasing steadily over several years (from 32% in 1997 to 70% in 2002), schools in the Palala district now achieve a pass rate of 80%. Although it is difficult to measure the results of the Bosveld Centre project directly, they appear to have played a role in these improved results.

Tshikondeni winter school

Tshikondeni has been running an educational winter enrichment programme for the past eight years, which has helped many schools in Limpopo, especially those with very low pass rates.

Pass rates have now improved to 90% to 100% and learners are encouraged to register for mathematics and science to bridge the gap in these disciplines. With a better understanding of the importance of these subjects in the working world, interest and enrolments have risen sharply. Learners are informed about opportunities available through the Kumba bridging school when they register for Winter School classes.

The Department of Education is playing an important role in encouraging all learners to attend the Winter School. With increased enrolments, additional Winter School centres have been introduced.

Iterileng Skills Development Centre

The Iterileng Skills Development Centre, in the town of Thabazimbi (Limpopo) and near Kumba's mine of the same name, has been running since 2003 and is focused on improving local capacity and promoting preferential development by empowering residents, creating jobs and improving qualifications. Training for predominantly unskilled and unemployed people ranges from general training such as life skills, adult basic education and computer literacy to specialised technical skills and entrepreneurship.

In the life skills area, basic training is provided in pottery, découpage and jewellery while the clothing factory produces overalls to SABS standards. In the technical area, students receive basic training in welding, civil construction, plumbing and carpentry. All Iterileng students complete a basic entrepreneurial course to learn the skills needed to start their own businesses.

JOB CREATION

Local economic development in KwaZulu-Natal

Around 45% of people in KwaZulu-Natal, now the country's most populous province, are jobless. Ticor SA employs just 364 permanent employees and approximately 256 contractors, and can only assist indirectly to create more job opportunities. By creating indirect job opportunities through implementing sustainable small, medium and micro enterprises (SMMEs), Ticor SA demonstrates the value of its role as a responsible corporate citizen.

Various small businesses have been established with the assistance of Ticor SA. One of the most successful is the Dube Village project for women. In 2002, the company started with eight women who had no business knowledge. Since then, a successful, professional company has been built with a directorate of the eight original women and a profit base of R200 000 per annum. The main products include items made of beads, sewing and catering. The company has now bought a 40% share of an enterprise producing safety and mine uniforms, which could lead to a contract with Ticor SA to provide work clothing in future. A factory has been established that permanently employs 30 people and Dube Village is employing another 20 women in beading production. In only three years, the success of this business is remarkable, attracting new investments from other established companies.

Local development through tourism

Limpopo province has great potential for tourism, particularly as a springboard to the world-famous Kruger National Park. Recognising the initiative shown by local youths who wanted to create a community cultural village in the Bend Mutale region near the park, Tshikondeni mine enlisted the support of the Kumba Foundation and the participation of local authorities in a project that supported local economic development and job creation. The young people involved had all completed their schooling but were unable to find employment in the area.

With four traditional huts now constructed and fencing under way, the seven young entrepreneurs behind the cultural village will also receive training from the Department of Tourism on project management to give life to their dream of a marketable accommodation attraction on the north-eastern border of the Kruger National Park.

Tshono turns leather into profits

Sishen's Tshono leather craft and tannery project has progressed from struggling start-up to a self-sustaining project with money in the bank. The project was launched near the mine in Deben, Northern Cape, in 2002 to stimulate regional job creation by training women in leather-making.

Initially, the women battled to generate profits in a remote rural area. Following a market study in 2005, the main production line was shifted from souvenirs to décor products and the breakthrough came when they exhibited their handiwork at Decorex, South Africa's biggest interior décor show. Increased awareness about these designer products translated into greater demand and a rush of orders that has tested productivity to its limits. With a talented craft facilitator at their side, and plans to expand the capacity of the tannery, these women are now able to design, manufacture and market their new product range and Sishen was able to proudly hand over the Tshono project to the crafters, who will run it as a privately owned business.

Working their own land

The Manyeding agricultural farming project, driven by Sishen, is aimed at disadvantaged people living in very poor conditions in the Manyeding area near Kuruman, North West. The agricultural land earmarked for the development belongs to the Baga Jantje tribe whose members will be the sole beneficiaries in the joint venture between Kumba, Kgalagadi District Municipality, North West Department of Agriculture, Moshaweng Municipality, Siyathusa Consultants, Northern Cape Department of Agriculture and Rand Merchant Bank as governing body. The business plan provides for 200 permanent jobs and up to 450 part-time jobs during harvesting.

Jewels in the crown

The benefits of public-private partnerships are epitomised in the Kgabane programme in Northern Cape – supported by the Kumba Foundation and the Department of Minerals and Energy and spearheaded by Sishen – which is teaching 15 unemployed locals to make jewellery in an accredited learnership. Learners use precious and semi-precious stones mined in the province.

Boitirelo Jewellery (meaning handmade) recently had the opportunity to display their jewellery – already known for its stylishness and affordability – at an exhibition held in parliament. Boitirelo pieces were later modelled at a prestigious function at Spier Estates in Stellenbosch.

With effective marketing and partnerships based on identified community needs, the inherent talent of the most rural communities can, indeed, be harnessed and developed to reach metropolitan stages.

SMME AND OTHER BUSINESS DEVELOPMENT

Makuya multi-purpose centre

When Tshikondeni and the Limpopo local development forum identified the need for a multi-purpose centre in the village of Hamakuya, the strength of their business plan secured seed funding from the Kumba Foundation and additional funds from the Vhembe District Municipality of over R4 million.

Launched by the premier of Limpopo in February 2006, the centre will serve the community in many ways: providing offices for home affairs, social and labour departments to facilities for internet access and training in computer literacy.

The Vhembe district municipality will provide security and appoint an interim centre manager. Future plans include establishing small infrastructures for SMME development. The centre demonstrates an effective public-private partnership between the mine and other stakeholders, reflected in good relationships with effective governance underpinned by sustainable development.

Springs Business Linkage Centre

As part of its commitment to developing business enterprises, Zincor supports the Springs Business Linkage Centre which focuses on:

- Developing the capacity of business enterprises through training and related development initiatives
- Establishing business linkages and developing opportunities with bigger business
- Implementing systems to support business enterprises.

Clay time at Sishen

Turning waste into business, having fun and generating income at the same time is proving possible at Sishen where waste clay is being used to build a viable business for students in the area.

Vuk'uzenzele Art & Craft Enterprise is a trendy cultural business producing upmarket clay, art and concrete products. It is part of a creative initiative by the Kathu Technical College in which 32 learners are being trained in fine arts and different techniques of making ceramic products. These learners will also provide services and skills training in surrounding communities. The project is focused on using natural clay from Sishen to produce a range of items, from functional to decorative, and provides an outlet for the students' fine art.

A project to establish a brick-making factory near Sishen mine is under way.

Strategic local and economic development forum

Thabazimbi initiated a strategic local and economic development forum which includes local government and representatives from the following sectors: mining, tourism, manufacturing, agriculture, health and welfare education, sport and recreation. The primary objective is to assist local government in the greater Thabazimbi area to promote local economic development.

Thabazimbi projects in the community currently include:

- Sponsorship of first-line managerial and leadership interventions to principals and deputy principals of surrounding schools and municipal directors
- Sponsoring transformational leadership and team-building interventions for schools
- Appropriate software courses for the mayor and councillors of Thabazimbi municipality
- Sponsoring a science/maths schools programme and supplying two schools with water.

Iterileng Mining

Iterileng Mining is a vehicle to accelerate transformation and empowerment processes in the local community around


TICOR SOUTH AFRICA IS A RESPONSIBLE CORPORATE
TICOR
TICOR
TICOR

1. *The Iterileng Skills Development Centre at Thabazimbi is focused on training predominantly unskilled and unemployed members of the local community.*

2. *Grootegeluk supports the development of maths skills among local learners, and together with the Department of Education, launched a Maths Olympiad in the area.*

3. *Ticor SA is active in developing the maths and science potential of local learners. Besides sponsoring a mobile interactive exhibition as pictured here, Ticor SA also runs a programme in eight rural high schools and a science academy established in partnership with a local private school.*

4. *Limpopo province has great potential for tourism and the natural environment such as the Unwa Dam pictured here, in the Tshikondeni region, is being marketed to this end.*

Thabazimbi mine through a small-scale mining project that ensures jobs to some 50 people annually. The project is an agreement between Thabazimbi's controlling shareholder, Sishen Iron Ore Company, and Iterileng Mining which will supply 6kt of previously surplus ore per month. Reclaiming surplus ore increases the annual tonnage sold to clients and generates significant revenue for the mine and the project.

Iterileng Mining will have 26% or more black ownership in a self-sustainable project with a lifespan of six to eight years. Employees have been recruited from the local community through union consultation and local government and will be sponsored in MQA learnerships to ensure the development of skills and entrepreneurial ability.

CONSERVATION OF ENVIRONMENT

This includes supporting transfrontier conservation areas for sustainable economic development, such as the Peace Parks Foundation. Kumba has committed to donating R10 million over ten years for the development of the transfrontier parks initiative.

Development through Ticor's gardening project

Soil and water conservation and correct planning methods in rural areas are lacking largely due to people who have never been educated in this field. Ticor SA has implemented a garden programme at 12 primary schools in its area. The focus is to educate learners and teachers on soil and water conservation and instill improved agriculture techniques through the development of vegetable garden programmes at the schools. The second phase of the project focuses on entrepreneurship, teaching product marketing and basic financial management. The money generated pays the school fees of underprivileged children, buys school clothes and provides fresh vegetables to HIV/Aids sufferers. The ultimate aim is that the knowledge will be taken home to educate parents and that community vegetable gardens will be implemented. To date, three successful community vegetable gardens have been established.

Poverty alleviation is one of the main drivers of the local development plan, and positive partnerships have been formed between Ticor SA and local government with this project. The district municipality is a partner in the establishment of nurseries at the same schools to encourage the entrepreneurship stage of the project. Ultimately, improved farming techniques will provide a positive legacy for local communities long after Ticor operations have ceased.

Grootvaly Blesbokspruit Conservation Trust

With mining and other industrial activities in the area and the resultant pollution, wildlife in the Blesbokspruit sanctuary, near Springs (Gauteng) was threatened to the point of extinction. In support of sustainable development initiatives in the area, Kumba's Zincor refinery and other stakeholders teamed up to restore the environment.

Today, the Blesbokspruit sanctuary has been given international status as a RAMSAR site. Birdlife has been restored and a variety of bird species – some rare, others migratory – inhabit the site. Indigenous fauna and flora has also been restored. The Grootvaly Blesbokspruit Conservation Trust now boasts an educational centre to cater for local schools, youth groups, environmental bodies and members of the public. Some jobs have been created and the centre is becoming a popular tourist attraction.

INFRASTRUCTURE DEVELOPMENT

Learning curve for crèche

A few years ago, Grootegeluk helped establish Iterileng Crèche in Marapong, near Lephalale, Limpopo. Although the crèche filled an important need in the area, the building has slowly deteriorated as the level of poverty in the area reduced support for the project from the local community. After re-evaluating the need and the project's status, Grootegeluk initiated a comprehensive programme to completely revitalise the crèche. In line with Kumba's collaborative approach, the principal and parent committee were consulted. Their support was secured and they are all now actively involved in the programme. Maintenance issues have been addressed and a training provider appointed for teacher training and support. Management systems were installed and new teaching aids and classroom furniture acquired. By the end of 2005, the crèche was again fully functional and self-sufficient.

The lesson for the mine was that capacity building, as with most sustainable development initiatives, is an essential element to ensure long-term success and that corporate support must remain in place until this increased capacity is well established.

Safe house opened

In remote rural areas, with serious unemployment and the rampant social problems that brings, the need for facilities usually found only in metropolitan areas becomes much starker.

"Can you imagine what it must feel like to try to hang onto a counter in a police station with nowhere to go while struggling to cope with the trauma you have experienced?" This was the question posed by Captain Mabote, on behalf of the Lephalale Police Station and the station commander, when he thanked Grootegeluk for creating a facility to assist victims of abuse, most commonly domestic violence. The safe house was officially opened in February 2005 to temporarily accommodate people while the Department of Welfare assists in creating a safer environment for them. It has operated at capacity almost since then, underscoring the real need in the community.

This "proudly Lephalale" project was implemented using upcoming black economic empowerment contractors, which also introduced the local labour force to the Kumba tender process. Grootegeluk's sustainable development

Kumba operations initiate projects to support the immediate environment

team managed the project and was actively involved with the materials list, skills training and quality assurance.

Nstwe Tshipi Nursery School
Although a nursery school for pre-primary children has been running from the community hall for three years, Thabazimbi's newly built facility provides care and education for over 60 children from the community, under the guidance of two trained teachers.

HIV/AIDS

Bayethe Aids programme sponsored by Ticor
With 6,3 million HIV-positive South Africans at the end of 2004, including 3,3 million women and nearly 11 000 babies, HIV/Aids is a national pandemic in South Africa and the highest percentage of HIV-positive people (40,7%) live in KwaZulu-Natal. The majority of those testing positive to the virus are between 15 and 35 years – the age of young adults studying and entering the business world.

In 2002, a partnership was formed between Ticor SA and King Goodwill Zwelithini to educate communities at grassroots level through cultural awareness. Selected community representatives were trained to educate the maidens (young girls) in the communities who, in the traditional cultural values of the Zulu, are subservient to men. Education includes knowledge about HIV/Aids, prevention, addressing cultural values and how to take care of their bodies.

In 2005, Kumba funded the initiation of a second phase of the programme, training boys in the communities on the dangers of unprotected sexual intercourse and how to prevent HIV/Aids.

The king annually facilitates important cultural events which are attended by thousands of maidens and young boys from all over KwaZulu-Natal. These events provide the ideal platform to promote the programme and distribute education manuals. The king's address enhances the message of the education programme.

To date, 50 000 people have been educated and 20 000 education manuals distributed by 10 permanent HIV/Aids trainers. Ticor's workforce is informed about the training programme, providing a platform for employees to share knowledge on HIV/Aids with their families and communities. Volunteering programmes, where employees interact with communities in sharing knowledge, have also been implemented.

Although a solution to the HIV/Aids pandemic is not imminent, the Bayethe campaign is raising awareness and understanding of the disease in rural communities and is seen as a key element in the fight against Aids in KwaZulu-Natal. The partnership with the king plays an important role in the image Ticor SA portrays as a good corporate citizen in rural communities and his authority gives credence to the programme and its aim.

- **Health and safety in the work environment** – *Going beyond legislative compliance on workplace conditions for employees to facilitate greater workplace satisfaction, efficiency and productivity*

Ticor's *I Care* safety project
During commissioning and ramp-up phase, Ticor SA had an exemplary safety record, reaching 3,2 million lost-time injury-free hours in December 2002 and 483 days worked without a lost-time injury.

Then injuries increased significantly, causing the 12-month rolling injury ratio to rise from zero in December 2002 to 1,19 in December 2004, the worst performance since inception despite a number of measures implemented by Ticor's senior management to bring injuries under control.

At the end of 2004, Ticor management decided a new approach was necessary to establish the causes for the operation's poor safety performance, the so-called *I Care* breakthrough project. A team was assembled from operational and maintenance personnel to investigate the causes of the problem using a three-phase approach: analysis, idea generation and implementation over a period of seven weeks.

During the analysis phase, safety performance was broken down into the key drivers that impacted on performance and indicators developed. Information gathered during this phase formed the basis of the idea-generation phase. Ideas were gathered from site visits, sessions with plant personnel and from brainstorming sessions.

Since the implementation of *I Care*, safety performance has improved from the low of 1,19 in December 2004 to 0,61 in October 2005, Ticor's best performance in two years.

A top-down commitment to safety, the willingness to try new methods and the understanding that safety is a daily concern has paid off for Ticor, with lessons learned being rolled out throughout the group.

Zincor safety stacks up
Zincor recently commissioned the first of four auto-stackers to increase the safety of employees and reduce costs. Until recently, stacking zinc sheets after stripping them from the cathodes was done manually, which often led to hand and back injuries. This technological improvement has significantly reduced risk, increased productivity and reduced energy use.

Tshikondeni – safety first
For one million shifts – or eight million hours – the teams at Tshikondeni focused on safety. That's two years and eight months of unrelenting concentration – by 1 100 people, most of whom work underground in this Limpopo coal mine.

One million shifts without a fatality is "an outstanding achievement in a challenging operating environment", as acknowledged by the chief inspector of mines for the Department of Minerals and Energy who presented the *Millionaire* floating trophy to the mine in June 2005. Tshikondeni also received the Safety Achievement Flag from the department as the winner of the coal mines division for most improved safety performance over three years.

These achievements clearly reflect the ability of the Tshikondeni team to manage their considerable underground challenges exceedingly well to ensure that the mine is a safe place to work. It is also a good example of Kumba's commitment to safety excellence which is a non-negotiable part of our business performance.

- **Supplier relations/developmental procurement** – *Managing procurement processes and, in South Africa, nurturing small enterprises and disadvantaged individuals, and developing suppliers through preferential procurement*

South African Mining Preferential Procurement Forum

When the mining charter was released, little was said about procurement although four elements were reflected as requirements:

- Determine current levels of HDSA spend
- Actively encourage existing suppliers to transform
- Indicate commitment to progression of procurement from HDSA companies
- Assist HDSA companies to develop.

Ready to comply, mining companies soon recognised the need to clarify definitions and adopt a unified approach to make reporting more meaningful. A process that sounds simple was immeasurably complicated by the different interpretations applied by individual companies to items as diverse as discretionary spending to classifying spare parts. This was the genesis of the SA Mining Preferential Procurement Forum of which Kumba was a founding member and which includes most of the major and minor mining houses.

The forum's community involvement goes beyond including members on the panel. Provincial forums share opportunities in other provinces, provide links to empowerment partners and a network for interacting with mine procurement officers.

The forum has made considerable progress in just three years, but still faces significant challenges including its own transformation from a narrow mining-based approach to a national database for accredited suppliers. Kenneth Kgomo, Kumba's manager of commercial equity developments, was elected chairman of the forum for 2006, and tasked with restructuring the forum to reflect its empowerment status and preference for doing business with empowered companies, as well as clarifying legislative terminology with government.

Supplier development

Kumba's supplier development programme has helped small companies tender to supply goods and services to large groups. It has trained suppliers in ways to run effective businesses. Just as importantly, it has been the catalyst for the transformation of much larger, established businesses in its operational areas.

In 2004, some 150 entrepreneurs were trained in the Northern Cape, Gauteng, Limpopo and North West. In 2005, 26 suppliers were trained in the Lephalale district (Grootegeluk mine's area of operation). The majority of these companies are small enterprises. Through workshops, meetings, lectures, seminars, conferences and information sessions, topics ranged from starting a business, marketing, tendering and business administration to dealing with failure.

Kumba's supplier development programme has shown excellent incremental growth since its establishment, with preferential procurement spending rising from R128 million in 2002 to R863 million in 2005.

Valuable lessons have been learned through this process:

- Supplier development programmes that combine central and divisional skills and resources are most effective
- Emerging entrepreneurs benefit more from personal interaction combined with workshops and lectures
- Multilingual facilitators make interactions more meaningful
- Companies must accept that many of the entrepreneurs trained are not necessarily looking for opportunities in the mining industry. In addition, some are only looking for jobs
- Access to funding continues to be a barrier, especially in rural areas
- There are not enough opportunities for all entrepreneurs
- Many expectations have been created with the promulgation of empowerment laws, and these must be carefully managed.

To generate direct benefit through supply opportunities and training on business-related issues to community members around the mine, Kumba has engaged local municipalities in its operating areas in the process. Community members become involved in the programme through their local municipal office, organised forums and structures as well as through community leaders.

- **Leadership in sustainability** – *Demonstrating our leading role in promoting and implementing corporate citizenship and sustainability as a business philosophy in our industry peer group, in our sector of operation, in our country and against international benchmarks and standards*

At industry, regional and societal level, Kumba participates in a number of initiatives to develop common standards for measuring effective and sustainable development projects. It was the first company to submit its integrated annual report for critical review by an independent industry NGO. Kumba is an active member of the Chamber of Mines' sustainability committee.



1. *The I Care safety project is supported throughout the group. At Zincor from left, are Danie Oosthuizen, electrical artisan; Daniel Mthombeni, electrical aide; and Jabulani Ncubame, boilermaker assistant.*
2. *The auto-stackers at Zincor increase the safety of employees.*
3. *Grootegeluk helped establish Iterileng crèche in Marapong, near Lephalale.*


KUMBA RESOURCES

Contact person	Hilton Atkinson +27 12 307 4843 hilton.atkinson@kumbaresources.com www.kumbaresources.com
Reporting period	1 January 2005 – 31 December 2005
Date of most recent previous report	Published March 2005 for period ended 31 December 2004
Boundaries of report and any specific limitations on the scope	Kumba's non-financial reporting is currently limited to southern African operations. It does not include the heavy minerals operations of Ticor Limited in Australia nor the base metals operations of Chifeng Zinc Smelter in China. Reporting is in English only, given that this language accommodates the majority of Kumba's stakeholders.
Significant changes in size, structure, ownership or products/services since previous report	In October 2005, Kumba announced that it will be split into two companies: Kumba Iron Ore and Newco (p16). Kumba's approach to sustainable development reporting is aligned with those adopted by its major shareholder Anglo American plc.
Basis for reporting on joint ventures, partially-owned subsidiaries, leased facilities, outsourced operations and other situations that can significantly affect comparability from period to period and/or between reporting organisations	Fully disclosed in notes 2 and 17 in the annual financial statements on p143 and p157 respectively or available on www.kumbaresources.com
Explanation of the nature and effect of any restatements of information provided in earlier reports, reasons (eg change of base year/periods, measurement methods)	International Financial Reporting Standards improvements effected 1 January 2005.



Independent assurance report to the Directors of Kumba Resources Limited on aspects of the sustainability sections in the 2005 Annual Report

INTRODUCTION

We have performed our independent assurance engagement of Kumba Resources Limited's (Kumba Resources) sustainability sections included in the 2005 annual report (the report), set out on p72 to p114 in the report, with respect to the following sustainability aspects of the report:

- 'Selected 2005 Sustainable Development (SD) performance indicators' at selected sites, indicated below; and
- Whether the report complies with the 'in accordance with' requirements of the 2002 Global Reporting Initiative (GRI) Sustainability Reporting Guidelines (the 2002 GRI Guidelines).

This report is made solely to Kumba Resources in accordance with the terms of our engagement. Our work has been undertaken so that we might state to Kumba Resources those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Kumba Resources, for our work, for this report, or for the conclusions we have reached.

RESPONSIBILITIES OF DIRECTORS

The directors of Kumba Resources are responsible for the preparation and presentation of the report for 2005 and the information and assessments contained within it; for determining the group's objectives in respect of SD performance and for designing, implementing and maintaining appropriate performance management and internal control systems to record, monitor and improve the accuracy, completeness and reliability of SD data from which the reported information is derived.

RESPONSIBILITY OF THE ASSURANCE PROVIDER

Our responsibility is to express our conclusions to Kumba Resources, based on our independent assurance engagement, performed in accordance with the International Standard on Assurance Engagements (ISAE 3000): *Assurance engagements other than audits or reviews of historical financial information.* This standard requires us to comply with ethical requirements and to plan and perform our assurance engagement to obtain reasonable or limited assurance, expressed below, regarding the subject matter of the engagement.

BASIS OF WORK AND LIMITATIONS

The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the subject matter and the purpose of our engagement. In making these assessments we have considered internal controls relevant to the company's preparation and presentation of information in the report, in order to design procedures appropriate for gathering sufficient evidence to determine that the aspects indicated above are not materially misstated or misleading. Our assessment of relevant internal controls is not, however, for the purpose of expressing a conclusion on the effectiveness of the company's internal controls.

Kumba Resources applies the Anglo American plc Safety, Health and Environmental (SHE) Reporting Guidance as the criteria for determining the recognition and measurement of the 'selected 2005 SD performance indicators'. The reliability of SD performance indicators is subject to inherent limitations given their nature and methods for determining, calculating or estimating such data. It is important to understand the 'selected 2005 SD performance indicators' and related statements in the report, in the context of these limitations.

We planned and performed our work to obtain all the information and explanations that we considered necessary to provide sufficient appropriate evidence to provide a basis for our reasonable or limited assurance conclusions expressed below, for each aspect of the report that was the subject of our assurance engagement. We do not express any assurance in relation to SD performance indicators at sites not visited by us, or in respect of the remaining 2005 SD performance indicators included in the report, but not selected by us, for purposes of our assurance engagement.

Where a limited assurance conclusion is expressed, our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our work performed as set out below provides an appropriate basis for our conclusions.

SELECTED 2005 SD PERFORMANCE INDICATORS

Subject matter and criteria

The SD performance indicators selected by KPMG, in conjunction with Kumba Resources, to be the subject of the assurance engagement were determined by considering Kumba Resources' key SD risks, identifying those SD indicators considered relevant to management and stakeholder decision-making processes, and our experience of the risks associated with reporting SD performance indicators, and the systems and processes in place, to



mitigate those risks. These are collectively referred to as the 'selected 2005 SD performance indicators'.

a) The 2005 SD performance indicators selected for purposes of expressing reasonable assurance were: *Total number of work-related fatalities (p74).*
b) The 2005 SD performance indicators selected for purposes of expressing limited assurance were: *Lost time injury frequency rate (LTIFR) (p74); New cases of occupational diseases (p75); Number of employees receiving anti-retroviral treatment (ART) (p81); Number of employees on wellness programmes (p81); Number of employees that have had voluntary counselling and testing (p81); Total energy used (p77); Carbon dioxide (CO_2) emissions from electricity purchased (p78); CO_2 emissions from diesel consumed (p78); Water used for primary activities (p77); Number and level of environmental incidents (p77); and rand value of HDSA procurement (p83).*

The internally developed Anglo American plc (SHE) Reporting Guidance was used as the criteria for assessing the selected 2005 SD performance indicators.

Work performed

Our work consisted of:

- Obtaining an understanding of the systems used to generate, aggregate and report the selected 2005 SD performance indicators based on Anglo American plc (SHE) Reporting Guidance for the selected 2005 SD performance indicators at four selected sites (Sishen, Grootegeluk, Ticor SA and Rosh Pinah) to assess the associated reliability of the selected 2005 SD performance indicators;
- Conducting interviews with management at the four selected sites visited, to obtain an understanding of the consistency of the reporting processes compared with prior years and to obtain explanations for SD performance trends; and
- Reviewing the consistency between the selected 2005 SD performance indicators and related statements in the report, in light of the findings from the site visits and our analytical review.

Conclusion

Based on the work described above, in our opinion:

- The selected 2005 SD performance indicators set out in (a) above, at the selected sites, for the year ended 31 December 2005, are properly presented in all material respects on the basis of the Anglo American plc SHE Reporting Guidance; and
- Nothing has come to our attention that causes us to believe that the selected 2005 SD performance indicators set out in (b) above, at the selected sites, for the year ended 31 December 2005, are not properly presented in all material respects on the basis of the Anglo American plc SHE Reporting Guidance.

COMPLIANCE WITH THE 2002 GRI GUIDELINES

Subject matter and criteria

Our limited assurance engagement was to determine whether the sustainability sections of the report comply with the 'in accordance with' requirements of the 2002 GRI Guidelines.

Work performed

We compared the contents of the sustainability sections of the Report to specific 2002 GRI Guidelines, to assess whether the sustainability sections of the Report met the requirements for stating that it is 'in accordance with' the 2002 GRI Guidelines. Our procedures performed enabled us to determine whether:

- Kumba Resources adequately reports on the 44 numbered elements in Sections 1 to 3 of Part C of the 2002 GRI Guidelines;
- The report includes a GRI Content Index;
- A response has been given to each core indicator in Section 5 of Part C of the 2002 GRI Guidelines;
- The company's response to each of the principles in Part B of the 2002 GRI Guidelines, as set out in the 'GRI In Accordance With Self-Assessment' (p114) is not materially misstated; and
- The report includes a GRI 'in accordance with' statement signed by the CEO.

Conclusion

Based on the work described above, in our opinion, Kumba Resources does not fully meet the requirements for stating that the sustainability sections of the Report are in compliance with the 'in accordance with' requirements of the 2002 GRI Guidelines.

KPMG

KPMG Services (Pty) Limited
Johannesburg
2 March 2006



1. *A truck uses the pantograph system at Grootegeluk designed to reduce diesel consumption by switching to alternative electric power.*
2. *Bass Lake near Glen Douglas is a popular recreation area. The lake is a disused pit which now generates tourism-related employment.*
3. *Dube Village is one of the successful businesses started by Ticor SA in KwaZulu-Natal. The initiative employs some 50 local women.*
4. *The Iterileng skills centre is run by Thabazimbi mine to provide skills training in a range of disciplines to local men and women.*

INDEX TO GLOBAL REPORTING INITIATIVE INDICATORS


KUMBA RESOURCES

Including Feb 2005 supplement for mining and minerals sector

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
Vision and strategy					
1.1	Vision and strategy	✓	✓	✓	4, 14
1.2	Key elements of report including language policy	✓	✓	✓	Contents, 4, 14, 103
Profile					
2.1	Name	✓	✓	✓	OFC
2.2	Major products	✓	✓	✓	1, 2
2.3	Operational structure	✓	✓	✓	1
2.4	Major divisions and joint ventures	✓	✓	✓	Foldout, 1
2.5	Countries of operation	✓	✓	✓	Foldout
2.6	Nature of ownership	✓	✓	✓	3
2.7	Nature of markets served	✓	✓	✓	2
2.8	Scale of organisation	✓	✓	✓	3
2.9	Stakeholders	✓	✓	✓	88
2.10	Contact details	✓	✓	✓	103
2.11	Reporting period	✓	✓	✓	103
2.12	Date of previous report	✓	✓	✓	103
2.13	Boundaries of report	✓	✓	✓	103
2.14	Significant changes on prior year	✓	✓	✓	103
2.15	Basis reporting on joint ventures, etc	✓	✓	✓	103
2.16	Explanation of restatements	n/a	n/a	n/a	
2.17	Decisions not to apply GRI principles	n/a	n/a	n/a	
2.18	Definitions	✓	✓	✓	
2.19	Significant changes in measurement methods on key economic, environmental and social information	✓	✓	✓	47 – 51 74 – 78 80 – 84
2.20	Policies, practices to ensure accuracy	✓	✓	✓	
2.21	Policy, practice on independent assurance	✓	✓	✓	5, 13, 104
2.22	Additional information	web	web	web	
Governance structure and management systems					
3.1	Governance structure	✓	✓	✓	60
3.2	Independent non-executive directors	✓	✓	✓	60
3.3	Expertise of board members	✓	✓	✓	60
3.4	Supervisory board processes	✓	✓	✓	60
3.5	Link between executive compensation and achievement of goals	✓	✓	✓	61
3.6	Organisational structure and key responsible individuals	✓	✓	✓	56
3.7	Principles and policies on economic, environment and social performance	✓	✓	✓	72, 73 – 78, 80
3.8	Mechanisms for shareholder interaction with board members	✓	✓	✓	62
3.9	Identification of stakeholders	✓	✓	✓	86 – 89
3.10	Stakeholder consultation	Δ	Δ	✓	86
3.11	Information ex stakeholder consultation	Δ	Δ	✓	86
3.12	Use of information from stakeholder consultation	Δ	Δ	✓	86 – 89
3.13	Precautionary approach	✓	✓	✓	60
3.14	External principles endorsed	✓	✓	✓	13, 81, 104

✓ – sufficient disclosure   Δ – partial disclosure   n/a – not applicable   na – not available

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
3.15	Industry, business and advocacy organisations	✓	✓	✓	84, 85
3.16	Upstream and downstream impacts – outsourcing/supplier management – product and service stewardship	 Δ Δ	 Δ Δ	 ✓ ✓	 82 6
MM5	**Materials stewardship** Policies for assessing product eco-efficiency and sustainability attributes (eg recyclability, material use, energy use, toxicity, etc)	–	–	na	Investigation under way
3.17	Indirect impacts	Δ	Δ	Δ	74
3.18	Major changes in locations or operations	✓	✓	n/a	
3.19	Programmes and procedures in economic, environmental and social performance – priority and target setting – major improvement programmes – internal communication and training – performance monitoring – internal and external audit – senior management review	 ✓ ✓ ✓ ✓ ✓ ✓	 ✓ ✓ ✓ ✓ ✓ ✓	 ✓ ✓ ✓ ✓ ✓ ✓	 5 – 6 4, 13 83 83 72, 86 61, 62
3.20	Certification of management systems	✓	✓	✓	60,74
4.1 GRI index	Index	✓	✓	✓	106
Performance indicators **Economic** EC1	 **Customers** Net sales	✓	✓	✓	3, 8
EC2	Geographic breakdown	Δ	Δ	Δ	34, 73
EC3	**Suppliers** Cost of procurement	✓	✓	✓	83
EC4	Percentage paid on contracted terms	✓	✓	✓	73
EC11	Supplier breakdown	✓	✓	✓	73
EC5	**Employees** Total payroll and benefits	✓	✓	✓	73, 81
EC6	**Providers of capital** Distributions	✓	✓	✓	73
EC7	Retained earnings	✓	✓	✓	73
EC8	**Public sector** Total taxes paid	✓	✓	✓	73
EC9	Subsidies received	✓	✓	✓	73
EC10	Donations	✓	✓	Zero	73
EC12	Total spent on non-core business infrastructure development	na	na	na	Systems being developed to monitor
EC13	**Indirect impacts** Indirect economic impacts	✓	✓	✓	9 – 15
MM1	**Revenue capture, management and distribution** Identify sites where local economic contribution and development impact is of particular significance and interest to stakeholders (eg remote sites).	–	–	na	Contained in social impact assessments and labour plans. Reporting will begin in 2006
MM2	**Value added disaggregated to country level**	–	–	na	Will report in 2006

✓ – sufficient disclosure   Δ – partial disclosure   n/a – not applicable   na – not available

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
Environmental EN1	**Materials** used other than water	✓	✓	✓	77
MM4	**Percentage products from secondary materials**	–	–	–	Kumba produces no products from secondary materials
EN2	Materials waste from external sources	na	na	na	Kumba uses no wastes from external sources
EN3	Direct **energy** use	✓	✓	✓	77
EN4	Indirect energy use	na	na	na	Kumba suppliers do not publish this information
EN17	Renewable energy sources	na	na	na	Kumba does not currently use renewable energy sources
EN18	Energy consumption	✓	✓	✓	76, 77
EN19	Indirect (up/downstream) energy use	na	na	na	Energy consumption investigation initiated
EN5	Total **water** use	✓	✓	✓	77
EN20	Water use and ecosystems affected	na	Δ	Δ	Investigations under way
EN21	Withdrawals of ground and surface water	na	Δ	Δ	76
EN22	Recycling of water	na	na	na	Investigations under way
EN6	Land in **biodiversity**-rich habitats	na	Δ	na	Zincor adjacent to Ramsar site and Rosh Pinah next to national conservation area
EN7	Impacts on biodiversity in terrestrial, fresh water and marine habitats	na	na	na	Investigations under way
EN23	Land for production activities or extractive use 1. Land disturbed 2. Land rehabilitated in period vs agreed end use	✓	✓	 ✓ ✓	 76 76
MM3	Biodiversity management	–	–	na	Under way. All sites will have biodiversity action plans on completion
MM6	Large-volume mining and mineral processing waste	–	–	na	Test case in progress. To be refined in 2006 to enable full reporting
EN24	Impermeable surface of land	na	Δ	Δ	Available but not yet reported – negligible portion of land

✓ – sufficient disclosure   Δ – partial disclosure   n/a – not applicable   na – not available

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
EN25	Impacts on protected, sensitive areas	na	Δ	Δ	Under control and stable. Investigations under way
EN26	Changes to natural habitats from activities/habitats protected or restored	na	Δ	Δ	Investigations under way
EN27	Objectives for protecting and restoring ecosystems	na	Δ	Δ	Under development
EN28	Protected species with habitats in operational areas	na	na	na	Available but not yet reported
EN29	Business units in or around protected or sensitive areas	✓	✓	✓	Zincor and Rosh Pinah (EN6)
EN8	Greenhouse gas emissions	na	na	na	Calculated but not yet reported as additional parameters are being integrated into the model for FY2006
EN9	Ozone-depleting substances	na	na	na	Air quality baseline studies initiated at select business units
EN10	Other significant air emissions	na	Δ	na	Projects under way to comply with legislation
EN11	Waste by type and definition	na	na	na	Waste stream analysis initiated at Sishen and Ticor. Project to be rolled out to group by end FY2006
EN12	Discharges to water	na	na	na	See EN11
EN13	Spills of chemicals, oils and fuels	na	Δ	✓	Handled and reported under incidents p77
EN30	Indirect greenhouse gas emissions	✓	na	na	Air quality baseline studies initiated at select business units
EN31	Hazardous waste	na	Δ	na	Studies under way
EN32	Ecosystems/habitats affected by water run-off	na	na	na	Biodiversity action plans being developed

✓ – sufficient disclosure Δ – partial disclosure n/a – not applicable na – not available



GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
EN33	Performance of suppliers	✓	na	na	Work to be initiated with hydro carbon suppliers at select business units
EN14	Impacts of products and services	na	na	na	Kumba has no interaction with end users to measure this indicator
EN15	Products reclaimable	na	na	na	Kumba has no interaction with end users to measure this indicator
EN16	Fines for environmental non-performance	nil	nil	✓	Ticor, R2 000 – uncovered transport vehicle resulted in dust spillage
EN34	Impacts of transportation used for logistical purposes	na	na	na	Not a SHE Indicator
EN35	Total environmental expenditure by type	na	na	na	Limited to water, electricity and diesel as reported
Social LA1	**Employment** Breakdown of workforce	✓	✓	✓	80
LA2	Net job creation and average turnover segmented by region/country	Δ	Δ	Δ	80
LA12	Employee benefits beyond legal mandate	na	✓	✓	81
LA3	**Labour/management relations** Employees represented by trade unions, bona fide employee representatives or covered by collective bargaining agreements	✓	✓	✓	81
LA4	Information, consultation and negotiation with employees over changes in operations	✓	✓	✓	81
LA13	Formal worker representation in decision-making or management, including corporate governance	✓	✓	✓	81
LA5	**Health and safety** Recording and notification of occupational accidents and diseases	✓	✓	✓	75
MM13	Number of new cases occupational disease by type. Programmes to prevent occupational disease.	–	–	✓	75
LA6	Formal health and safety committees with management and worker representation	✓	✓	✓	75
LA7	Standard injury, lost-day and absentee rates and work-related fatalities (including sub-contracted workers)	✓	✓	✓	75
LA8	Policies or programmes on HIV/Aids – prevalence	✓	✓	✓	80 – 81

✓ – sufficient disclosure Δ – partial disclosure n/a – not applicable na – not available

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
LA14	Compliance with ILO guidelines	✓	✓	✓	82
LA15	Agreements with trade unions or employee representatives covering health and safety at work	✓	✓	✓	74
LA9	**Training and education** Average hours of training per year per employee by category	✓	✓	✓	82
LA16	Programmes to support continued employability of employees and to manage career endings	✓	✓	✓	81
LA17	Programmes for skills management or lifelong learning	✓	✓	✓	81
LA10	**Diversity and opportunity** Equal opportunities and monitoring systems	✓	✓	✓	80
LA11	Senior management, corporate governance bodies, including male/female ratio, cultural diversity	✓	✓	✓	80
HR1	**Human rights** Human rights and operations, including monitoring mechanisms	✓	✓	✓	80
HR2	Human rights impacts on investment and procurement	✓	✓	✓	81
HR3	Human rights within supply chain including monitoring systems	na	✓	✓	81
HR8	Employee training on human rights in operations	✓	✓	✓	81
HR4	**Non-discrimination** Discrimination in operations	✓	✓	✓	81
H5	**Freedom of association and collective bargaining** Freedom of association	✓	✓	✓	81
HR6	**Child labour**	✓	✓	✓	81
HR7	**Forced and compulsory labour**	✓	✓	✓	81
HR9	**Disciplinary practices** Appeal practices	✓	✓	✓	81
HR10	Non-retaliation	✓	✓	✓	81
HR11	**Security practices** Human rights training for security personnel	✓	✓	✓	81
HR12	**Indigenous rights** Needs of indigenous people	✓	✓	✓	81
HR13	Jointly-managed community grievance mechanisms	✓	✓	✓	85
HR14	Share of operating revenues redistributed to local communities	na	✓	✓	86
SO1	**Community** Communities affected by operations – R value of CSI contributions	Δ	✓	✓	86
MM7	**Significant incidents** affecting communities during reporting period, grievance mechanisms used to resolve incidents and outcomes.	–	–	Δ	86
MM8	Programmes that address **artisanal and small-scale mining** (ASM)	–	–	Δ	86
MM9	**Resettlement policies and activities**	–	–	Δ	86
MM10	Operations with **closure plans**, covering social (including labour transition), environmental, economic aspects.	–	–	✓	86

✓ – sufficient disclosure Δ – partial disclosure n/a – not applicable na – not available

GRI ELEMENT	TOPIC	FY2003	FY2004	FY2005	PAGE
MM11	Process for identifying local communities' **land and customary rights**, including indigenous peoples', grievance mechanisms to resolve disputes.	–	–	✓	86
MM12	Approach to identifying, preparing for and responding to **emergency** situations affecting employees, communities, environment.	–	–		74
SO4	Awards for social, ethical and environmental performance	✓	✓	✓	10 – 13, 65
	Bribery and corruption				
SO2	Policy	✓	✓	✓	63
	Political contributions				
SO3	Political lobbying and contributions	✓	✓	✓	63
SO5	Money paid to political bodies	✓	✓	zero	
	Competition and pricing				
SO6	Court decisions on anti-trust and monopoly regulations	n/a	n/a	n/a	
SO7	Mechanisms to prevent anti-competitive behaviour	✓	✓	✓	63
	Customer health and safety				
PR1	Customer health and safety during use of products and services	n/a	n/a	n/a	
	Products and services				
PR2	Product information and labelling	n/a	n/a	n/a	
PR7	Non-compliance on product information and labelling	n/a	n/a	n/a	
PR8	Customer satisfaction	n/a	n/a	n/a	
	Advertising				
PR9	Advertising	na			
PR10	Breaches of advertising and marketing regulations	zero	zero	zero	
	Respect for privacy				
PR3	Consumer privacy	na			
PR11	Breaches of consumer privacy	zero	zero	zero	

✓ – sufficient disclosure   Δ – partial disclosure   n/a – not applicable   na – not available

GRI "in accordance with" self-assessment

Requirement 4: The company must ensure that the report is consistent with the principles in part B of the guidelines

Requirement	Comments/conclusion
Principle 1 – Transparency Does the report provide full disclosure of the processes, procedures, and assumptions in report preparation?	Chief executive's review (p12), approach to sustainable development, social summary
Principle 2 – Inclusiveness Does the reporting organisation systematically engage its stakeholders to help focus and continually enhance the quality of its reports?	Ongoing engagement initiatives (p85) address all elements of our integrated sustainability reporting. Feedback is noted and incorporated where appropriate
Principle 3 – Auditability Is the reported data and information recorded, compiled, analysed and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability?	Report compiled to meet auditability requirements relating to aspects of which KPMG's independent assurance report (p104) gives assurance over, and our internal audit processes for SHE data review
Principle 4 – Completeness Does the report include all information that is material to users for assessing the organisation's economic, environmental and social performance in a manner consistent with the declared boundaries, scope and time period?	Kumba's executive committee has reviewed the content of this report and is satisfied that the information it contains is sufficient to enable analysis p103 (Report Scope)
Principle 5 – Relevance Does the report clearly define the degree of importance assigned to particular indicators, including the threshold at which the information becomes significant enough to be reported?	As stated by our chief executive and enumerated in our targets (p8), all information in this report is considered significant to our diverse stakeholders
Principle 6 – Sustainability context Does the report provide an overview of the context in which the data is reported relative to the larger ecological, social or economic constraints?	The report scope and introductions to each core section identify the context of the data being reported
Principle 7 – Accuracy Does the report achieve a high degree of exactness, or a low margin of error, such that users can make decisions with a high degree of confidence?	Aspects of this report have been reviewed by internal auditors and external assurance providers to ensure that the data is presented as accurately as possible
Principle 8 – Neutrality Does the report avoid bias in selection and presentation of information, and provide a balanced account of the organisation's performance?	This report reflects Kumba's commitment to providing a balanced and objective account of our economic, social and environmental impacts – positive and negative. Our impartiality includes references to underperforming areas or missed targets
Principle 9 – Comparability Does the report maintain consistency with previous reports in the boundary and scope of indicators? Alternatively, are any changes of boundary or scope, or re-statements of previously disclosed information, adequately disclosed?	Apart from the impact on comparability due to a change in financial year end, this report underscores our commitment to continuous improvement in sustainable development reporting and the value we place on stakeholder feedback at every level
Principle 10 – Clarity Does the report make the reported information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail?	Kumba's aim to provide a report that is as comprehensive as economically possible is reflected in the additional case studies included this year. Our commitment to clarity, consistency and ease of use is reflected in structural changes designed to ease readership and will ultimately be tested by stakeholders
Principle 11 – Timeliness Is the report being released in a manner that is consistent with a regular schedule that meets user needs?	Kumba's annual report is provided in accordance with our published financial year-end reporting guidelines and will be distributed to stakeholders at all operations


KUMBA RESOURCES

for the year ended 31 December 2005

The value added statement shows the wealth the group has created through mining, benefication, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the group's stakeholders, leaving a retained amount which was re-invested in the group for the replacement of assets and further development of operations.

	12-months ended 31 Dec 2005 Rm	Wealth created %	Restated 18-months ended 31 Dec 2004 Rm	Wealth created %
Cash generated				
Cash derived from sales and services	**11 261**		12 568	
Income from investments and interest received				
Paid to suppliers for materials and services	**(5 137)**		(7 214)	
Cash value added	**6 124**	100	5 354	100
Cash utilised to:				
Remunerate employees for services	**2 110**	34	2 646	49
Pay direct taxes to the state	**821**	13	313	6
Provide lenders with a return on borrowings	**339**	6	402	8
Provide shareholders with cash dividends	**1 447**	24	361	7
Cash disbursed among stakeholders	**4 717**	77	3 722	70
Cash retained in the group to maintain and develop operations	**1 407**	23	1632	30

NOTES TO THE GROUP VALUE ADDED STATEMENT

	2005 Rm	2004 Rm
1. Taxation contribution		
Direct taxes (as above)	**821**	313
Value added taxes levied on purchases of goods and services	**963**	1 169
Regional service council levies	**23**	19
Rates and taxes paid to local authorities	**19**	21
Gross contributions	**1 827**	1 522
2. Additional amounts collected by the group on behalf of government		
Value added tax and other duties charged on turnover	**852**	985
Employees' tax deducted from remuneration paid	**439**	416
	1 292	1 401

Cash disbursed among stakeholders

2005


45% Remunerate employees for services 71%
17% Pay direct taxes to the state 8%
7% Provide lenders with a return on borrowings 11%
31% Provide shareholders with cash dividends 10%

2004



SUPPLEMENTARY FINANCIAL INFORMATION

	12-months ended 31 Dec 2005 Audited Rm	Restated 12-months ended 31 Dec 2004 Unaudited Rm
INCOME STATEMENTS		
Revenue	**11 962**	8 709
Operating expenses	**(7 075)**	(7 341)
Net operating profit	**4 887**	1 368
Net financing costs	**(231)**	(287)
Share of profit/(loss) from equity accounted investments	**7**	(23)
Profit before taxation	**4 663**	1 058
Taxation	**(1 412)**	(330)
Profit for the year	**3 251**	728
Attributable to:		
Equity holders of the parent	**3 190**	638
Minority interest	**61**	90
	3 251	728
Ordinary shares (million)		
– in issue	**306**	302
– weighted average number of shares	**304**	300
– diluted weighted average number of shares	**311**	302
Attributable earnings per share (cents)		
– basic as previously reported	**1 049**	226
– basic restated		213
– diluted as previously reported	**1 026**	224
– diluted restated		211
Dividend per share for the year (cents)	**540**	125
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	**3 190**	638
Adjusted for:		
– Impairment charges	**28**	(57)
– Share of associates' goodwill amortisation		10
– Goodwill amortisation	**(95)**	(4)
– Share of associates' exceptional items		19
– Net deficit on disposal or scrapping of property, plant and equipment	**2**	109
– Net surplus on disposal of investment in joint venture and associates	**(1 179)**	1
– Closure cost		35
Minority interest on adjustments	**(1)**	
Taxation effect of adjustments	**428**	(17)
Headline earnings	**2 373**	734
Headline earnings per share (cents)		
– basic as previously reported	**781**	258
– basic restated		245
– diluted as previously reported	**763**	256
– diluted restated		243
CASH FLOW STATEMENTS		
Cash flows from operating activities	**1 407**	1 455
Cash flows from investing activities	**(948)**	(921)
Cash flows from financing activities	**(273)**	(266)
Net increase in cash and cash equivalents	**186**	268
Adjusted opening balance	**1 297**	1 029
Increase in cash and cash equivalents due to proportionate consolidation of joint ventures	**39**	14
Cash and cash equivalents at beginning of year	**1 258**	1 015
Cash and cash equivalents at end of year	**1 483**	1 297

	As at 31 Dec 2005 Audited Rm	Restated As at 31 Dec 2004 Unaudited Rm
BALANCE SHEETS		
Assets		
Non-current assets		
Property, plant and equipment	**8 826**	8 476
Biological assets	**28**	31
Intangible assets	**61**	71
Goodwill		(53)
Investments in associates and joint ventures	**95**	85
Deferred taxation	**339**	258
Other financial assets	**392**	286
Total non-current assets	**9 741**	9 154
Current assets		
Inventories	**1 481**	1 348
Trade and other receivables	**2 066**	1 365
Cash and cash equivalents	**1 483**	1 297
Total current assets	**5 030**	4 010
Non-current assets classified as held for sale	**11**	
Total assets	**14 782**	13 164
Equity and liabilities		
Capital and reserves		
Share capital	**2 940**	2 812
Non-distributable reserves	**54**	(39)
Retained income	**4 383**	2 516
Ordinary shareholders' equity	**7 377**	5 289
Minority interest	**9**	1 197
Total shareholders' interest	**7 386**	6 486
Non-current liabilities		
Interest-bearing borrowings	**1 963**	2 331
Other long-term payables	**604**	609
Non-current provisions	**727**	599
Deferred taxation	**1 006**	1 040
Total non-current liabilities	**4 300**	4 579
Current liabilities		
Trade and other payables	**1 388**	1 061
Interest-bearing borrowings	**911**	836
Taxation	**773**	182
Current provisions	**24**	20
Total current liabilities	**3 096**	2 099
Total equity and liabilities	**14 782**	13 164
Net debt	**1 391**	1 870

SELECTED GROUP FINANCIAL DATA TRANSLATED INTO US DOLLARS

	12-months ended 31 Dec 2005 USD million	Restated 18-months ended 31 Dec 2004 USD million	Restated 12-months ended 31 Dec 2004 USD million
INCOME STATEMENT			
Revenue	**1 897**	2 229	1 370
Operating expenses	**(1 122)**	(1 901)	(1 155)
Net operating profit	**775**	328	215
Net financing costs	**(37)**	(75)	(45)
Income from equity accounted investments	**1**	(7)	(4)
Profit before taxation	**739**	246	166
Taxation	**(224)**	(75)	(52)
Profit for the year	**515**	171	114
Attributable to:			
Equity holders of the parent	**505**	160	100
Minority interest	**10**	11	14
	515	171	114
Attributable earnings per share (US cents)	**166**	56	34
Headline earnings	**376**	171	115
Headline earnings per share (cents)	**124**	60	40
BALANCE SHEET			
Assets			
Non-current assets			
Property, plant and equipment	**1 395**	1 500	
Biological assets	**4**	5	
Intangible assets	**10**	13	
Goodwill		(9)	
Investments in associates and joint ventures	**15**	15	
Deferred taxation	**54**	46	
Financial assets	**62**	51	
Current assets			
Cash and cash equivalents	**234**	229	
Other	**561**	479	
Non-current assets classified as held for sale	**2**		
Total assets	**2 337**	2 329	
Equity and liabilities			
Shareholders' funds	**1 166**	936	
Minority interest	**1**	212	
Non-current liabilities			
Interest-bearing borrowings	**310**	412	
Deferred taxation and provisions	**369**	398	
Current liabilities			
Interest-bearing borrowings	**144**	148	
Other	**347**	223	
Total equity and liabilities	**2 337**	2 329	
Net debt (refer to definitions on p119)	**220**	331	
CASH FLOW STATEMENT			
Cash available from operations	**223**	289	229
Proceeds on disposal of assets	**4**	24	8
Investments			
– Acquisition of joint ventures and associates			(2)
– Proceeds from disposal of investment	**187**	18	
– Increase in investment in subsidiaries – buy out of Ticor Ltd minorities	**(186)**		
Capital expenditure	**(166)**	(247)	(139)
– Other	**11**	(28)	(12)
Net cash inflow	**73**	56	84

The group statements on this page have been expressed in US dollars for information purposes. The average US dollar/rand of US$1: R6,3047 (for 31 December 2004 18-month year US$1: R5,6534 and 12-month year US$1: R6,35565) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate at the last day of the reporting year US$1: R6,3250 (2004: US$1: R5,6525).


KUMBA RESOURCES

ATTRIBUTABLE CASH FLOW PER ORDINARY SHARE
Cash flow from operating activities after adjusting for minority participation therein divided by the weighted average number of ordinary shares in issue during the year

CAPITAL EMPLOYED
Total shareholders' equity plus net debt minus non-current financial asset investments

CASH AND CASH EQUIVALENTS
Comprise cash on hand and current accounts in bank, net of bank overdrafts together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value

CURRENT RATIO
Current assets divided by current liabilities

DIVIDEND COVER
Headline earnings per ordinary share divided by dividends per ordinary share

DIVIDEND YIELD
Dividends per ordinary share divided by the closing share price on the JSE Limited

EARNINGS PER ORDINARY SHARE
- **Attributable earnings basis**
  Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year
- **Headline earnings basis**
  Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year

FINANCING COST COVER
- **Ebit**
  Net operating profit (before interest and tax) divided by net financing costs
- **Ebitda**
  Net operating profit (before interest, tax, depreciation, amortisation, impairment charges and net deficit/ surplus on sale of investments and assets), divided by net financing costs

HEADLINE EARNINGS YIELD
Headline earnings per ordinary share divided by the closing share price on the JSE Limited

INVESTED CAPITAL
Total shareholders' equity, interest-bearing debt, non-current provisions and net deferred taxation less cash and cash equivalents

NET ASSETS
Total assets less current and non-current liabilities less minority interest which equates to ordinary shareholders' equity

NET DEBT TO EQUITY RATIO
Interest-bearing debt less cash and cash equivalents as percentage of total shareholders' equity

NET EQUITY PER ORDINARY SHARE
Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year end

NUMBER OF YEARS TO REPAY INTEREST-BEARING DEBT
Interest-bearing debt divided by cash flow from operating activities before dividends paid

OPERATING MARGIN
Net operating profit as a percentage of revenue

OPERATING PROFIT PER EMPLOYEE
Operating profit divided by the average number of employees during the year

RETURN ON CAPITAL EMPLOYED
Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of average capital employed

RETURN ON ORDINARY SHAREHOLDERS' EQUITY
- **Attributable earnings**
  Attributable earnings to ordinary shareholders as a percentage of average ordinary shareholders' equity
- **Headline earnings**
  Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity

RETURN ON INVESTED CAPITAL
Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of the average invested capital

RETURN ON NET ASSETS
Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of the average net assets

REVENUE PER EMPLOYEE
Revenue divided by the average number of employees during the year

TOTAL ASSET TURNOVER
Revenue divided by average total assets

WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE
The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the year which they have participated in the income of the group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue

Annual Financial Statements

CONTENTS

ANNEXURES



DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF KUMBA RESOURCES LIMITED
The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and group and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the group's assets. In presenting the accompanying financial statements, South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards have been followed, applicable accounting policies have been used and prudent judgements and estimates have been made.

In order for the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit committee which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing and financial reporting. The group's internal auditors independently evaluate the internal controls and coordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the external auditors on the results of their audit conducted for the purpose of expressing their opinion on the annual financial statements, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors have reviewed the group's financial budgets with their underlying business plans for the period to 31 December 2006. In light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

Against this background, the directors of the company accept responsibility for the annual financial statements, which were approved by the board of directors on 17 February 2006 and are signed on its behalf by:

AJ Morgan	**Dr CJ Fauconnier**	**DJ van Staden**
Chairman	*Chief executive*	*Executive director, Finance*

17 February 2006

The external auditors have audited the annual financial statements of the company and group and their unmodified report appears on p122.

CERTIFICATE BY COMPANY SECRETARY

In terms of the Companies Act 61 of 1973 of South Africa, as amended, I, MS Viljoen, in my capacity as company secretary, confirm that for the year ended 31 December 2005, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

MS Viljoen
Company secretary

17 February 2006

REPORT OF THE INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF KUMBA RESOURCES LIMITED

We have audited the annual financial statements and the group annual financial statements of Kumba Resources Limited set out on p123 to p191 for the year ended 31 December 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and the group at 31 December 2005 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the Companies Act 61 of 1973 of South Africa, as amended.

Deloitte & Touche.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

17 February 2006
Sandton

REPORT OF THE DIRECTORS

The directors have pleasure in presenting the annual financial statements of Kumba Resources Limited ("Kumba") and the group for the year ended 31 December 2005.

CHANGE OF YEAR END

The group changed its year end from 30 June to 31 December in the prior year to be in line with the year-end of its majority shareholder, Anglo American plc and is consequently reporting an 18-month comparative period. Refer to p116 and p117 where unaudited supplementary information is provided for comparative purposes.

NATURE OF BUSINESS

Kumba, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including iron ore, coal, heavy minerals, base metals and selected industrial minerals.

CORPORATE GOVERNANCE

The board endorses the Code of Corporate Practice and Conduct as set out in the King II Report on Corporate Governance and has satisfied itself that Kumba has complied throughout the period in all material aspects with the King II code and the listings requirements of the JSE. A detailed report appears on p60.

REGISTRATION DETAILS

Kumba is a listed company on the JSE Limited. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, Republic of South Africa, 0183.

ACTIVITIES AND FINANCIAL RESULTS

Detailed reports on the activities and performance of the group and the various divisions of the group are contained in the reports on p23 to p31 and in the business operations review on p32 to p42. These reports are unaudited.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditure for the period amounted to R1 044 million (2004: R1 396 million).

SHAREHOLDERS' RESOLUTIONS

At the fourth annual general meeting of shareholders, held on 15 April 2005, the following resolutions were passed:

- renewal of the authority that the unissued shares be placed under the control of the directors;
- general authority to issue shares for cash;
- approval of Kumba Resources Long-Term Incentive Plan 2005 (LTIP) and Kumba Resources Deferred Bonus Plan 2005 (DBP); and
- special resolution to authorise directors to repurchase company shares.

Kumba and its subsidiaries have passed no other special or ordinary shareholders' resolutions of material interest or of a substantive nature.

SHARE CAPITAL

The total number of shares in issue increased during the year to 306 162 251. The increase can be summarised as follows:

	Date of issue	Number of shares
Opening balance		301 854 211
Issued in terms of the Management Share Option Scheme due to options exercised at prices ranging from R39,25 to R100,10	21 February 2005 to 29 December 2005	4 308 040
		306 162 251

SHAREHOLDERS

An analysis of shareholders and shareholdings appears on p70 of the annual report.

DIVIDEND PAYMENTS

Dividend number 2

Kumba paid a final dividend of R177 million on 29 September 2003 for the year ended June 2003. The STC amounted to R22 million.

Dividend numbers 3 and 4

On 29 March 2004 and 13 September 2004 the company paid interim dividends of R60 million and R105 million respectively, the STC amounted to R8 million and R13 million.

Dividend number 5

Final dividend number 5 of 90 cents per share was declared in South African currency in respect of the period ended 31 December 2004. The dividend was paid on Monday, 14 March 2005 to shareholders recorded in the books of the company at the close of business on 11 March 2005. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 4 March 2005. The shares commenced trading ex dividend on Monday, 7 March 2005 and the record date was Friday, 11 March 2005.

Dividend number 6

Interim dividend number 6 of 160 cents per share was declared in South African currency in respect of the period ended 30 June 2005. The dividend was paid on Monday, 12 September 2005 to shareholders recorded in the books of the company at the close of business on Friday, 9 September 2005. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 2 September 2005. The shares commenced trading ex dividend on Monday, 5 September 2005 and the record date was Friday, 9 September 2005.

Dividend number 7

Final dividend number 7 of 160 cents per share was declared in South African currency in respect of the period ended 31 December 2005. The dividend was paid on Monday, 13 March 2006 to shareholders recorded in the books of the company at the close of business on Friday, 10 March 2006. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 3 March 2006. The shares commenced trading ex dividend on Monday, 6 March 2006 and the record date was Friday, 10 March 2006.

Special dividend number 1

Special dividend number 1 of 220 cents per share was declared in South African currency from the after-tax settlement proceeds received for the company's interest in the Hope Downs project, Australia. The special dividend was paid on Monday, 12 September 2005 to shareholders recorded in the books of the company at the close of business on Friday, 9 September 2005. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 2 September 2005. The shares commenced trading ex dividend on Monday, 5 September 2005 and the record date was Friday, 9 September 2005.

INVESTMENTS AND SUBSIDIARIES

The financial information in respect of investments and interests in subsidiaries of the company is disclosed in annexures 2 and 3 to the financial statements.

Kumba acquired the minority shareholding in Ticor Limited resulting in Ticor Limited becoming a wholly owned subsidiary from 15 November 2005. Ticor Limited was subsequently delisted from the Australian Stock Exchange (ASX) on 22 November 2005. Kumba's remaining indirect holding in Ticor SA (Pty) Limited and Ticor SA KZN (Pty) Limited is now held directly by Kumba.

Hancock Prospecting (Pty) Limited, Kumba's partner in the Hope Downs project, exercised its option to acquire Kumba's interest in the project by paying A$231,4 million on 1 July 2005 in addition to the earlier option payment of A$5,1 million. The post-tax proceeds were declared and paid as a special dividend on 12 September 2005. Kumba consequently has no further interest in the project.

The investment in AST was equity accounted up to 3 May 2005 being the date of the rights issue and subsequent business combination of AST with Gijima Info Technologies Afrika (Pty) Limited which diluted Kumba's equity interest of 22,34% at 31 December 2004, to 4,6% on 3 May 2005 in the newly formed GijimaAST Limited.

In December 2005 Guma Investment Holdings (Pty) Limited exercised its option to acquire the remaining 4,6% held by Kumba in GijimaAST group. Kumba consequently has no further equity interest in GijimaAst Limited.

TRANSPORT AGREEMENT WITH TRANSNET

Subsequent to the heads of agreement signed in December 2004, Kumba and Transnet concluded a definitive agreement on the expansion of the Sishen-Saldanha export channel providing for an additional 11,5Mtpa of iron ore to be exported from Saldanha by 2009. Kumba's iron ore rail allocation will be 35Mtpa by 2009 of which 33,2Mtpa will be exported.

The definitive agreement also provides for a rand-based rail tariff for the transport and handling of iron ore from the Northern Cape through the Sishen-Saldanha export channel and to provide for growth in Kumba's iron ore exports. The previous agreement between the parties provided for the transport and handling of iron ore at a tariff determined by reference to the US dollar-denominated iron ore price and the prevailing rand/US dollar exchange rates.

TRANSFORMATION TRANSACTION

On 13 October 2005 Kumba, its holding company Anglo American and Eyesizwe Mining, together with the Industrial Development Corporation, the Tiso Consortium, the Eyabantu Consortium, a Northern Cape Community Group and the South African Women in Mining Association, jointly announced the largest empowerment transaction to be implemented to date in South Africa. The parties have completed their due diligence investigations and are in the process of finalising the valuations and the requisite legal agreements. It is envisaged that the transaction will be implemented in the second quarter of 2006 (refer to p16 for detail).

SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance arising since the end of the financial period, not otherwise dealt with in this report or in the group financial statements that would significantly affect the operations or the results of the group.

DIRECTORATE

The names of the directors in office at the date of this report are set out on p58.

During the current financial year, the following resignations and appointment took place:

MLD Marole	resigned as chairman and director	15 April 2005
AJ Morgan	appointed as chairman	15 April 2005
RG Wadley	resigned as director	30 June 2005

The following directors are required to retire by rotation in terms of clause 16.1 of the articles of association:
BE Davison
SA Nkosi
CML Savage
F Titi

At the forthcoming annual general meeting the directors mentioned above will retire and, being eligible, offer themselves for re-election.

It is recorded that Mr TL de Beer will retire at the forthcoming annual general meeting. The retirement age for a non-executive director is 70 years of age, becoming effective at the annual general meeting after the date on which he/she turned 70.

COMPANY SECRETARY

The company secretary is MS Viljoen. The company secretary's registered address is:

Roger Dyason Road	PO Box 9229
Pretoria West	Pretoria
0183	0001
Republic of South Africa	Republic of South Africa

INDEPENDENT AUDITORS

The auditors of the company, Deloitte & Touche, will continue in office in accordance with section 270(2) of the Companies Act, 1973, of South Africa.

CHANGE IN ACCOUNTING POLICIES

The accounting policies are consistent with those applied in the annual financial statements for the period ended 31 December 2004 except for the changes disclosed in note 2 to the financial statements.

DIRECTORS' REMUNERATION

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which were dealt with by the remuneration committee.

REMUNERATION POLICY

The human resources and remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance; and
- ensuring that the company's remuneration strategies and packages, including the incentive schemes, are related to performance, suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

DIRECTORS' SERVICE CONTRACTS

All executive directors' normal contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts.

There are no restraints of trade associated with the contracts.

SUMMARY OF REMUNERATION for the year ended 31 December 2005

Name	Basic salary	Fees for services	Performance bonuses[1]	Benefits and allowances[2]	Retirement fund contributions	Medical fund contributions	Gains share on scheme	Compensation on retirement from executive office	Other	Total
Executive directors	R	R	R	R	R	R	R	R	R	R
Dr CJ Fauconnier	**2 927 187**		**454 144**	**188 064**		**21 369**			**3 278**	**3 594 042**
MJ Kilbride	**1 594 384**		**276 242**	**344 367**	**191 547**	**14 993**			**2 467**	**2 424 000**
CF Meintjes	**1 539 004**		**249 314**	**152 477**	**166 654**	**15 913**			**2 365**	**2 125 727**
DJ van Staden	**1 557 136**		**262 778**	**264 111**	**182 211**	**27 745**			**2 400**	**2 296 381**
RG Wadley[3]	**806 554**		**113 334**	**190 773**	**88 405**	**7 451**		**1 358 785**	**1 288**	**2 566 590**
										13 006 740
Less gains on share scheme										
Add share-based payment expense										**2 973 434**
Total remuneration paid by Kumba										**15 980 174**
Non-executive directors										
PM Baum[4]		**165 850**		**7 215**						**173 065**
BE Davison[4]		**133 750**		**4 950**						**138 700**
TL de Beer		**240 750**		**10 421**						**251 171**
JJ Geldenhuys		**230 050**		**9 599**						**239 649**
Dr D Konar		**219 350**		**6 648**						**225 998**
MLD Marole[5]		**87 212**		**1 480**						**88 692**
AJ Morgan[6] (chairman)		**255 017**		**5 371**						**260 388**
WA Nairn[4]		**165 850**		**5 877**						**171 727**
SA Nkosi		**165 850**		**6 421**						**172 271**
CML Savage		**133 750**								**133 750**
Dr NS Segal		**176 550**		**5 206**						**181 756**
F Titi		**165 850**		**5 258**						**171 108**
PL Zim[4]		**137 258**		**4 978**						**142 236**
										2 350 511

1. *All incentive schemes are performance related and were approved by the board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives and applies to all employees throughout the group.*
2. *Include travel and entertainment allowances.*
3. *Resigned as executive director on 30 June 2005.*
4. *Fees paid to their respective employers and not to them as individuals.*
5. *Resigned as a non-executive director and chairman from the Kumba board on 15 April 2005.*
6. *Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.*

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

DIRECTORS' REMUNERATION continued

SUMMARY OF REMUNERATION for the 18-months ended 31 December 2004 (restated)

Name Executive directors	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R	Retirement fund contributions R	Medical fund contributions R	Gains on share scheme[3] R	Other R	Total R
Dr CJ Fauconnier	3 251 761		352 292	872 890		18 456		4 055	4 499 454
MJ Kilbride	1 799 401		213 825	1 040 905	248 793	22 712	1 450 612	3 206	4 779 454
CF Meintjes	1 777 820		192 761	486 172	216 692	24 764	1 180 505	3 101	3 881 815
DJ van Staden	1 760 764		199 653	641 224	232 020	22 764	3 268 325	3 107	6 127 857
RG Wadley	1 623 352		203 669	779 890	229 731		1 775 103	3 127	4 614 872
									23 903 452
Less gains on share scheme									(7 674 545)
Add share-based payment expense									2 129 633
Total remuneration paid by Kumba									18 358 540
Non-executive directors									
PM Baum[4]		124 167		5 672					129 839
BE Davison[4]		156 250		3 974					160 224
TL de Beer		337 500		14 982					352 482
JJ Geldenhuys		322 500		16 511					339 011
GS Gouws[6]		14 203		1 361					15 564
Dr D Konar		307 500		10 549					318 049
MLD Marole (chairman)		470 000		15 052					485 052
AJ Morgan		232 500		5 811					238 311
WA Nairn[4]		119 167		4 099					123 266
SA Nkosi		232 500		9 156					241 656
CML Savage		187 500							187 500
NS Segal		247 500		873					248 373
F Titi[5]		224 167		12 040					236 207
PL Zim[4]		124 167		4 099					128 266
									3 203 800

1. *All incentive schemes are performance related and were approved by the board. These incentives apply to all employees throughout the group.*
2. *Include travel and entertainment allowances.*
3. *As set out on p129.*
4. *Fees paid to their respective employers and not to them as individuals.*
5. *Fees paid to respective employer during period 1 July 2003 to October 2003 (R33 333), thereafter paid directly to individual (R190 834).*
6. *Resigned during October 2003, fees and allowances paid to respective employer and not to the individual.*

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Directors' interest in Kumba shares
At 31 December 2005

Director	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect
Dr CJ Fauconnier	**21 880**			
MJ Kilbride				
CF Meintjes				
DJ van Staden				
PM Baum				
BE Davison				
TL de Beer				
JJ Geldenhuys				
Dr D Konar	**168**			
AJ Morgan (chairman)				
WA Nairn				
SA Nkosi				
CML Savage				
NS Segal				
F Titi				
PL Zim				

Directors' interest in Kumba shares
At 31 December 2004

Director	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect
Dr CJ Fauconnier	21 880			
MJ Kilbride				
CF Meintjes				
DJ van Staden				
RG Wadley	47 870			
PM Baum				
BE Davison				
TL de Beer				
JJ Geldenhuys				
GS Gouws				
Dr D Konar	168			
MLD Marole (chairman)				
AJ Morgan				
WA Nairn				
SA Nkosi				
CML Savage				
NS Segal				
F Titi				
PL Zim				

There has been no change to the interest of directors in share capital since the year end.

On 31 December 2005 no director had direct or indirect interests of more than 1% in the share capital of the company.

DIRECTORS' REMUNERATION continued

Directors' share options and restricted share awards

The following options and rights in shares in the company were outstanding in favour of directors of the company under the company's share option schemes:

Management share option scheme
For the year ended 31 December 2005

Name	Options held at 31 December 2005	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2005 R	Pre-tax gain if exercisable at 31 December 2005 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors										
Dr CJ Fauconnier	307 520	28,05	2008/12/03	31 367 040	22 741 104					
	65 440	35,00	2009/11/01	6 674 880	4 384 480					
	92 880	41,50	2011/03/16	9 473 760	5 619 240					
Total	465 840			47 515 680	32 744 824					
MJ Kilbride	35 840	18,74	2010/07/25	3 655 680	2 984 038					
	151 320	28,05	2008/12/03	15 434 640	11 190 114					
	40 710	35,00	2009/11/01	4 152 420	2 727 570					
	50 750	41,50	2011/03/16	5 176 500	3 070 375					
Total	278 620			28 419 240	19 972 097					
CF Meintjes	20 490	18,50	2009/01/04	2 089 980	1 710 915					
	24 890	18,74	2010/07/25	2 538 780	2 072 341					
	135 640	28,05	2008/12/03	13 835 280	10 030 578					
	35 220	35,00	2009/11/01	3 592 440	2 359 740					
	48 040	41,50	2011/03/16	4 900 080	2 906 420					
Total	264 280			26 956 560	19 079 994					
DJ van Staden	37 080	18,74	2010/07/25	3 782 160	3 087 281					
	141 350	28,05	2008/12/03	14 417 700	10 452 833					
	35 630	35,00	2009/11/01	3 634 260	2 387 210					
	49 730	41,50	2011/03/16	5 072 460	3 008 665					
Total	263 790			26 906 580	18 935 989					
RG Wadley**	209 280	28,05	2008/12/03							
	39 020	35,00	2009/11/01							
	44 380	41,50	2011/03/16							
Total	292 680									

* *Based on a share price of R102,00 which prevailed on 31 December 2005.*

** *Options as held on 30 June 2005 when Mr Wadley retired. In terms of the rules of the schemes, all options vest on retirement and must be exercised within three years from retirement. On 18 November 2005 all the options were exercised and the shares sold.*

Management share option scheme
For the 18-months ended 31 December 2004

Name	Options held at 31 December 2004	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2004 R	Pre-tax gain if exercisable at 31 December 2004 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors										
Dr CJ Fauconnier	307 520	28,05	2008/12/03	13 530 880	4 904 944					
	65 440	35,00	2009/11/01	2 879 360	588 960					
	92 880	41,50	2011/03/16	4 086 720	232 200					
Total	465 840			20 496 960	5 726 104					
MJ Kilbride	35 840	18,74	2010/07/25	1 576 960	905 318	23 880	18,74	37,10	438 437	2003/12/03
	151 320	28,05	2008/12/03	6 658 080	2 413 554	64 840	28,05	37,10	586 802	2003/12/03
	40 710	35,00	2009/11/01	1 791 240	366 390					
	50 750	41,50	2011/03/16	2 233 000	126 875					
Total	278 620			12 259 280	3 812 137	88 720			1 025 239	
CF Meintjes	20 490	18,50	2009/01/04	901 560	522 495	5 120	18,50	41,80	119 296	2004/02/19
	24 890	18,74	2010/07/25	1 095 160	628 721	8 290	18,74	44,45	213 136	2004/04/28
						8 290	18,74	41,80	191 167	2004/04/28
	135 640	28,05	2008/12/03	5 968 160	2 163 458	58 120	28,05	37,30	537 610	2003/12/09
	35 220	35,00	2009/11/01	1 549 680	316 980					
	48 040	41,50	2011/03/16	2 113 760	120 100					
Total	264 280			11 628 320	3 751 754	79 820			1 061 209	
DJ van Staden	37 080	18,74	2010/07/25	1 631 520	936 641	7 915	18,74	42,00	184 103	2004/03/01
						1 345	18,74	41,80	31 015	2004/03/01
	141 350	28,05	2008/12/03	6 219 400	2 254 533	20 570	28,05	41,80	282 838	2004/03/01
						40 000	28,05	42,00	558 000	2004/03/01
	35 630	35,00	2009/11/01	1 567 720	320 670					
	49 730	41,50	2011/03/16	2 188 120	124 325					
Total	263 790			11 606 760	3 636 169	69 830			1 055 956	
RG Wadley	209 280	28,05	2008/12/03	9 208 320	3 338 016					
	39 020	35,00	2009/11/01	1 716 880	351 180					
	44 380	41,50	2011/03/16	1 952 720	110 950					
Total	292 680			12 877 920	3 800 146					

Management deferred purchase share scheme – Kumba shares
For the 18-months ended 31 December 2004

Name	Options held at 31 December 2004	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2004 R	Pre-tax gain if exercisable at 31 December 2004 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors										
Dr CJ Fauconnier										
MJ Kilbride						16 780	11,75	37,10	425 373	2003/12/09
CF Meintjes						5 120	18,50	41,80	119 296	2004/02/19
DJ van Staden						20 000	10,00	35,50	510 000	2003/12/18
						15 000	10,00	35,51	382 650	2003/12/18
						16 510	10,00	35,52	421 335	2003/12/18
						10 000	11,75	35,50	237 500	2003/12/19
						27 030	11,75	36,20	660 884	2003/12/19
Total						88 540			2 212 369	
RG Wadley						982	8,42	37,20	28 262	2003/12/09
						60 908	8,42	37,10	1 746 841	2003/12/09
Total						61 890			1 775 103	

INCOME STATEMENTS

for the year ended 31 December 2005

		GROUP		COMPANY	
	Notes	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
REVENUE	4	**11 962**	12 600	**586**	721
Operating expenses	5	**(7 075)**	(10 755)	**(693)**	(707)
NET OPERATING PROFIT		**4 887**	1 845	**(107)**	14
Interest income	6	**150**	47	**27**	18
Interest expense	6	**(381)**	(471)	**(145)**	(290)
Income from investments	7			**1 552**	650
Income/(loss) from equity accounted investments	17	**7**	(42)		
PROFIT BEFORE TAXATION		**4 663**	1 379	**1 327**	392
Taxation	9	**(1 412)**	(423)	**(187)**	(51)
PROFIT FOR THE PERIOD		**3 251**	956	**1 140**	341
Attributable to:					
Equity holders of the parent		**3 190**	891	**1 140**	341
Minority interest		**61**	65		
		3 251	956	**1 140**	341
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)	10				
– basic (2004 as previously reported)		**1 049**	314		
– basic restated for December 2004			297		
– diluted (2004 as previously reported)		**1 026**	312		
– diluted restated for December 2004			295		
Dividend paid per share (cents) in respect of the previous financial period		**90**	60		
Dividend paid per share (cents) in respect of the interim period		**160**			
Special dividend paid per share (cents) in respect of the interim period		**220**			
Final dividend declared per share (cents) in respect of this financial year	11	**160**			
Dividend paid per share (cents) in respect of the first interim period			20		
Dividend paid per share (cents) in respect of the second interim period			35		
Final dividend declared per share (cents) in respect of the 18-month period	11		90		

BALANCE SHEETS
at 31 December 2005

	Notes	GROUP At 31 Dec 2005 Rm	GROUP Restated At 31 Dec 2004 Rm	COMPANY At 31 Dec 2005 Rm	COMPANY Restated At 31 Dec 2004 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	13	**8 826**	8 476	**59**	45
Biological assets	14	**28**	31		
Intangible assets	15	**61**	71		
Goodwill	16		(53)		
Investments in associates and joint ventures	17	**95**	85		31
Investments in subsidiaries	18			**3 849**	4 476
Deferred taxation	27	**339**	258	**21**	21
Financial assets	19	**392**	286	**50**	54
Total non-current assets		**9 741**	9 154	**3 979**	4 627
Current assets					
Inventories	20	**1 481**	1 348		
Trade and other receivables	21	**2 066**	1 365	**46**	68
Cash and cash equivalents		**1 483**	1 297	**505**	126
Total current assets		**5 030**	4 010	**551**	194
Non-current assets classified as held for sale	22	**11**			
Total assets		**14 782**	13 164	**4 530**	4 821
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	23	**2 940**	2 812	**2 944**	2 812
Non-distributable reserves		**54**	(39)	**72**	32
Retained earnings/(loss)		**4 383**	2 516	**(25)**	265
Ordinary shareholders' equity		**7 377**	5 289	**2 991**	3 109
Minority interest		**9**	1 197		
Total shareholders' interest		**7 386**	6 486	**2 991**	3 109
Non-current liabilities					
Interest-bearing borrowings	24	**1 963**	2 331	**1 044**	1 112
Other long-term payables	25	**604**	609		
Non-current provisions	26	**727**	599	**16**	15
Deferred taxation	27	**1 006**	1 040		
Total non-current liabilities		**4 300**	4 579	**1 060**	1 127
Current liabilities					
Trade and other payables	28	**1 388**	1 061	**204**	216
Interest-bearing borrowings	24	**911**	836	**304**	368
Taxation		**773**	182	**(29)**	1
Current provisions	26	**24**	20		
Total current liabilities		**3 096**	2 099	**479**	585
Total equity and liabilities		**14 782**	13 164	**4 530**	4 821
Net debt		**1 391**	1 870	**843**	1 354

CASH FLOW STATEMENTS

for the year ended 31 December 2005

	Notes	GROUP 12-months ended 31 Dec 2005 Rm	GROUP Restated 18-months ended 31 Dec 2004 Rm	COMPANY 12-months ended 31 Dec 2005 Rm	COMPANY Restated 18-months ended 31 Dec 2004 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash retained from operations	29.1	**3 864**	2 661	**36**	(13)
Income from equity accounted investments	29.2				
Income from investments				**1 552**	650
Net financing costs	29.3	**(189)**	(355)	**(117)**	(265)
Normal taxation paid	29.4	**(821)**	(313)	**(216)**	(54)
Dividends paid	29.5	**(1 447)**	(361)	**(1 430)**	(344)
		1 407	1 632	**(175)**	(26)
CASH FLOWS FROM INVESTING ACTIVITIES					
Investments to maintain operations	29.6	**(389)**	(571)	**(25)**	(16)
Investments to expand operations	29.7	**(655)**	(825)		
Investment in intangible assets		**(11)**			
Proceeds from disposal of property, plant and equipment		**23**	138		
Proceeds from disposal of associate			100		
Investment in other non-current assets	29.8	**(1 177)**	(96)	**96**	(159)
Proceeds from disposal of subsidiaries		**2**			
Proceeds from disposal of investments		**1 179**			
Foreign currency translations	29.9	**80**	(63)	**(1)**	(4)
		(948)	(1 317)	**70**	(179)
NET CASH INFLOW/(OUTFLOW)		**459**	315	**(105)**	(205)
CASH FLOWS FROM FINANCING ACTIVITIES					
Non-current interest-bearing borrowings raised		**360**	967	**786**	565
Non-current interest-bearing borrowings repaid		**(827)**	(1 139)	**(368)**	(445)
Current interest-bearing borrowings raised/(repaid)		**66**	47	**(65)**	(78)
Proceed from issuance of share capital		**128**	132	**132**	133
Increase in loans from minority shareholders			(1)		
		(273)	6	**485**	175
NET INCREASE IN CASH AND CASH EQUIVALENTS		**186**	321	**380**	(30)
ADJUSTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**1 297**	976	**126**	156
Increase in cash and cash equivalents due to proportionate consolidation of joint ventures		**39**	12		
Cash and cash equivalents at beginning of year as previously stated		**1 258**	964	**126**	156
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1 483**	1 297	**506**	126
CALCULATION OF MOVEMENT IN NET DEBT					
Net cash inflow as above		**459**	315		
Add:					
– Shares issued		**128**	132		
– Loans from/(to) minority shareholders		**2**	(1)		
– Non-cash increase in loans due to joint ventures now consolidated		**(1)**			
– Non-cash flow movement in net debt applicable to special purpose entities			(22)		
– Non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**(96)**	101		
– Non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	29.9	**(13)**	(33)		
DECREASE IN NET DEBT		**479**	492		

GROUP STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005

	Share capital Rm	Share premium Rm	Non-distributable reserves: Shares held by Share Trust Rm	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm	Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
OPENING BALANCE AT 1 JULY 2003	3	2 677	(33)	11	153	61		5	2 018	4 895	1 191	6 086
Prior year adjustments: (refer note 2)												
– environmental rehabilitation provision									(136)	(136)		(136)
– deferred tax asset									93	93	87	180
– share-based payments							4		(4)			
Restated opening balance	3	2 677	(33)	11	153	61	4	5	1 971	4 852	1 278	6 130
Net (losses)/gains not recognised in income statement[1]				(22)	(294)	(13)	30		27	(272)	(129)	(401)
Currency translation differences				(6)	(257)	(23)				(286)	(133)	(419)
Transfer (from)/to currency translation reserve					(9)				9			
Share-based payments movement							30			30		30
Financial instruments fair value movements recognised in equity						51				51		51
Deferred taxation					(15)	(41)				(56)		(56)
Minority share of reserve movements											4	4
Realised in associates and joint ventures				(16)	(13)				18	(11)		(11)
Net profit[1]									891	891	65	956
Dividends paid									(344)	(344)	(17)	(361)
Reduction in dividends paid to Management Share Trust									2	2		2
Issue of share capital		132								132		132
Movement in shares issued to Management Share Trust			33							33		33
Transfer of equity accounted earnings				31					(31)			
Transfer from insurance reserve								(5)		(5)		(5)
BALANCE AT 31 DECEMBER 2004	3	2 809		20	(141)	48	34		2 516	5 289	1 197	6 486

GROUP STATEMENT OF CHANGES IN EQUITY continued

for the year ended 31 December 2005

	Share capital Rm	Share premium Rm	Shares held by Share Trust Rm	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm	Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
			Non-distributable reserves									
BALANCE AT 31 DECEMBER 2004	3	2 809		20	(141)	48	34		2 516	5 289	1 197	6 486
Adjustments to opening balances												
– transfer of attributable reserves of equity accounted investments				(20)					20			
– negative goodwill adjustment									53	53		53
– decommissioning asset restated									18	18	(11)	7
Restated opening balance	3	2 809			(141)	48	34		2 607	5 360	1 186	6 546
Net gains/(losses) not recognised in income statement[1]					112	(53)	38		16	113	(37)	76
Currency translation differences					153	3			16	172	60	232
Minority share of reserve movements											(97)	(97)
Share-based payments movement							38			38		38
Financial instruments fair value movements recognised in equity												
– recognised in current year income						(8)				(8)		(8)
– recognised in equity						(95)				(95)		(95)
– fair value adjustment						2				2		2
Deferred taxation					(41)	45				4		4
Net profit[1]									3 190	3 190	61	3 251
Dividends paid[2]									(1 430)	(1 430)	(17)	(1 447)
Issue of share capital		132								132	10	142
Movement in shares issued to Management Share Trust		(4)					16			12		12
Minority share-buy out											(1 194)	(1 194)
BALANCE AT 31 DECEMBER 2005	3	2 937			(29)	(5)	88		4 383	7 377	9	7 386

1. *Total recognised gains and losses R3 302 million (2004: R619 million).*
2. *The company paid a dividend relating to the 2004 financial year of R273 million during March 2005, the STC applicable was R34 million. During September 2005 the company paid dividends of R1 157 million, the STC applicable was R145 million (R487 million interim dividend plus R670 million special dividend).*

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve

The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

Insurance reserve

The insurance reserve represents the unrealised portion of commission receivable from reinsurers.

COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005

	Share capital Rm	Share premium Rm	Non-distributable reserves: Foreign currency translation Rm	Non-distributable reserves: Financial instruments revaluation Rm	Non-distributable reserves: Equity-settled reserve Rm	Retained income Rm	Total Rm
OPENING BALANCE AT 1 JULY 2003	3	2 677	120	(7)		151	2 944
Prior year adjustments: (refer note 2)							
– unrealised exchange difference of net investment in foreign operations			(120)			120	
– share-based payments					4	(3)	1
Restated opening balance	3	2 677		(7)	4	268	2 945
Net (losses)/gains not recognised in income statement[1]				5	30		35
Currency translation differences			(2)				(2)
Unrealised exchange difference of net investment in foreign operations adjusted to profit or loss			2				2
Share-based payment movement					30		30
Financial instruments fair value movements recognised in equity				5			5
Net profit[1]						341	341
Dividends paid						(344)	(344)
Issue of share capital		132					132
BALANCE AT 31 DECEMBER 2004	3	2 809		(2)	34	265	3 109
Net gains not recognised in income statement[1]				2	38		40
Share-based payments movement					38		38
Financial instruments fair value movements recognised in equity				2			2
Net profit[1]						1 140	1 140
Dividends paid[2]						(1 430)	(1 430)
Issue of share capital		132					132
BALANCE AT 31 DECEMBER 2005	**3**	**2 941**			**72**	**(25)**	**2 991**

1. *Total recognised gains and losses R1 180 million (2004: R376 million).*
2. *The company paid a dividend relating to the 2004 financial year of R273 million during March 2005, the STC applicable was R34 million. During September 2005 the company paid interim dividends of R1 157 million, the STC applicable was R145 million (R487 million interim dividend plus R670 million special dividend).*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the 12-months ended 31 December 2005

1. ACCOUNTING POLICIES

Principal accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes to comparatives are set out in note 2.

Basis of consolidation

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All intercompany transactions and resulting profits and losses between the group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

Goodwill

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of a business combination over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis. This is a change in accounting policy. Goodwill was previously amortised using the straight line basis over its estimated useful life. This policy is applied prospectively.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

The excess of the fair value of the net identifiable assets and contingent liabilities of the entity, acquired over the cost of acquisition, is recognised immediately in profit or loss. In line with the transitional provisions of IFRS 3 Business Combinations, the carrying amount of negative goodwill at the beginning of the financial year that arose from a business combination for which the agreement date was before 31 March 2004 was derecognised at the beginning of the period with a corresponding adjustment to the opening balance of retained earnings.

Investments in associates and joint ventures

The company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement requiring unanimous consent for strategic financial and operating decisions. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves. This is a change in accounting policy, these earnings were previously transferred to a non-distributable reserve. Prior periods have been restated to reflect this change.

Where the group's share of losses of an associate exceeds the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the group financial statements using the proportionate consolidation method. This is a change in accounting policy as far as incorporated joint ventures are concerned. Investments in incorporated joint ventures were previously accounted for using the equity method while investments in unincorporated joint ventures were proportionately consolidated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies. Unrealised profits and losses are eliminated.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill.

Property, plant and equipment
Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment, are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets.

Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned to.

The estimated useful lives of assets and their residual values, are re-assessed periodically with any changes in such accounting estimates being adjusted in the current financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

2005	***Iron ore***	***Coal***	***Heavy minerals***
Buildings and infrastructure (including residential buildings)	5 – 25 years	5 – 25 years	4 – 40 years
Mineral properties	10 – 25 years	5 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	5 – 25 years	2,5 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	16 000 – 40 000 hours or 5 – 15 years	2,5 – 20 years
Loose tools and computer equipment	5 years	5 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			2 – 5 years
Site preparation, mining development and exploration	5 – 25 years	9 – 25 years	3 – 25 years

	Base metals	**Industrial minerals**	**Other**
Buildings and infrastructure (including residential buildings)	8 years – indefinite	10 – 25 years	3 – 25 years
Fixed plant and equipment	8 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 15 years	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years	5 years
Site preparation, mining development and exploration			5 years

The estimated useful lives of items of property, plant and equipment were:

2004	Iron ore	Coal	Heavy minerals
Buildings and infrastructure (including residential buildings)	5 – 25 years	5 – 25 years	5 – 40 years
Mineral properties	10 – 25 years	5 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	5 – 25 years	2,5 – 20 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	30 000 hours or 5 – 15 years	2,5 – 20 years
Loose tools and computer equipment	5 years	5 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			8 years
Site preparation, mining development and exploration	5 – 25 years	10 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	8 years – indefinite	10 – 25 years	3 – 25 years
Fixed plant and equipment	8 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 15 years	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years	5 years
Site preparation, mining development and exploration			5 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to profit or loss.

Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises. Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry. Livestock are measured at their fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and market prices. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets. Game is measured at their fair value less estimated point-of-sale costs, fair value being determined as market price. Market price is determined on the live auction selling prices. Game held for sale is classified as consumable biological assets.

Intangible assets
An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of patents, licenses and franchises are 20 years.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

Research, development and exploration costs
Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Impairment of assets
The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

Financial instruments
Measurement
Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments
Marketable securities are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

Trade and other receivables
Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts.

Cash and cash equivalents
Cash and cash equivalents are measured at fair value.

Financial liabilities
Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

Derivative instruments
Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss
- The effective portion of gains and losses from remeasuring cash flow hedging instruments,

including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss

- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Inventories

Inventories are valued at the lower of cost, determined on a moving average basis, and net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Write-downs

Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date
- Income, expenditure and cash flow items at weighted average rates
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

Revenue recognition

Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Revenue from the operation of bulk ships is recognised on a proportionate basis where voyages have not terminated at year end.

Interest and dividend income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

Decommissioning and environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation arises as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the group's accounting policy for property, plant and equipment.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines. The Environmental Rehabilitation Trust Fund has been consolidated.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Deferred taxation
Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Employee benefits
Post-employment benefits
Retirement
The group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Kumba is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling from Mittal SA in 2001. Kumba does not however provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined benefit plans are performed every three years. Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincide with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the group's ability to assess the future economic benefit is uncertain. Actuarial losses, if any, are recognised in income as and when they arise. The group does not provide guarantees in respect of returns in the defined contribution funds.

Medical
No contributions are made to the medical aid of retired employees.

Short- and long-term benefits
The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on the current total cost to the company.

Termination benefits
Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits
Senior management, including executive directors, has been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price, or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with a corresponding increase in equity.

Dividend

Dividends paid are recognised by the company when the dividend is declared. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

Secondary tax on companies

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

Discontinuing operations and non-current assets held for sale

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

If the carrying amount of a non-current asset or disposal group will be recovered principally through a sale transaction rather than through continuing use, such an asset is classified as non-current assets held for sale and measured at the lower of carrying amount and fair value less cost to sell.

Segment reporting

The primary business segments are iron ore, coal, heavy minerals, base metals, and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

Judgements made by management

The following judgements, apart from those involving estimates (as mentioned below), have been made by management in the process of applying the group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the group which must be consolidated
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5
- In applying IFRS 2, Share-Based Payment, management had to make certain judgements in respect of the fair value models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models.

Key assumptions made by management in applying accounting policies

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which includes the discount rate used in determining the present value of environmental and decommissioning provisions
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired, this includes the estimation of cash flows and the discount rates used
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset.

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES				
Share-based payments				
As part of the IFRS improvements project Kumba adopted IFRS 2 Share-Based Payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years' figures have been restated. The amount of the adjustment for the current and comparable periods is as follows:				
Income statement impact				
– Reduction of profit for the period	**38**	30	**22**	16
Balance sheet impact				
– Retained income decrease	**72**	34	**41**	19
– Equity-settled reserve increase	**72**	34	**72**	34
– Increase in loans from subsidiaries			**31**	15
The adjustment has no taxation implications. There were no amounts attributable to the minorities.				
The amount of the adjustment relating to the 30 June 2003 financial statements is a decrease of R4 million in retained income and an increase of R4 million in equity-settled reserves.				
Business combination				
In line with IFRS 3 Business Combinations the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings. The effect of the adjustment is as follows:				
No income statement impact				
Balance sheet impact				
– Decrease in negative goodwill	**53**			
– Increase in retained income	**53**			
Environmental rehabilitation provision				
A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods. The effect of the adjustment is as follows:				
Income statement impact				
– Increase in finance charges	**17**	23		
– Decrease in deferred taxation	**2**	2		
Balance sheet impact				
– Decrease in retained income	**172**	157		
– Increase in provisions	**191**	174		
– Increase in deferred tax asset	**2**	15		
– Decrease in deferred tax liability		2		

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)				
Deferred taxation				
A deferred tax asset was raised as a prior year adjustment in respect of Ticor (Pty) Limited's eligibility to claim a bad debt deduction of A$130,7 million at 31 December 2002.				
The effect of the adjustment is as follows:				
No income statement impact				
Balance sheet impact				
– Increase in retained income	**93**	93		
– Increase in minority interest	**87**	87		
– Increase in deferred tax asset	**180**	180		
Interest in joint ventures				
Kumba's majority shareholder and parent, Anglo American plc (Anglo) changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba changed its accounting policy to the proportionate consolidation method. Prior years' figures have been restated. This policy change does not impact on earnings per share. The effect of the change in accounting policy is as follows:				
Income statement impact				
– Increase in net operating profit	**26**	20		
– Increase in interest income	**1**			
– Decrease in income from equity accounted investments	**27**	20		
Balance sheet impact				
– Decrease in investments in joint ventures	**38**	11		
– Increase in property, plant and equipment	**3**	3		
– Increase in financial assets	**2**	1		
– Decrease in trade and other receivables		32		
– Increase in cash and cash equivalents	**63**	39		
– Increase in trade and other payables	**48**			
– Decrease in net debt	**63**	39		
Cash flow impact				
– Increase in net cash flows from operating activities	**22**	29		
– Increase in taxation paid		2		
– Increase in financial assets	**1**			
– Increase in borrowings raised	**1**			
– Increase in foreign currency translation	**3**			
– Increase in opening balance of cash and cash equivalents	**39**	12		

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)				
Reclassification and presentation				
The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:				
– The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve (NDR) "Attributable reserves of equity accounted investments". The opening balance of R20 million (2003: R11 million) of this reserve was reclassified as distributable reserves and transfers to this reserve have ceased.				
– Income from equity accounted investments was previously presented as pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however, the line-by-line effect on the income statement is as follows:				
– Decrease in income from equity accounted investments	**2**	9		
– Decrease in taxation	**2**	9		
3. CLOSURE OF TICOR CHEMICALS PLANT				
On 21 April 2004 Ticor Limited announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:				
Revenue	**1**	217		
Expenses	**2**	192		
Provision for closure		35		
Provision for impairment		89		
Pre-tax loss	**(3)**	(102)		
Income tax expense		28		
Total assets	**9**	76		
Total external liabilities	**1**	6		
Cash inflows from operating activities	**26**	50		
4. REVENUE				
Sale of goods	**11 962**	12 600	**7**	12
Services			**579**	709
	11 962	12 600	**586**	721

	Notes	GROUP 12-months ended 31 Dec 2005 Rm	GROUP Restated 18-months ended 31 Dec 2004 Rm	COMPANY 12-months ended 31 Dec 2005 Rm	COMPANY Restated 18-months ended 31 Dec 2004 Rm
5. OPERATING EXPENSES					
Cost by type					
– Raw materials and consumables		**1 893**	2 475	**25**	37
– Staff costs					
– salaries and wages		**1 898**	2 408	**287**	297
– share-based payments		**38**	30	**22**	16
– termination benefits		**7**	35	**1**	5
– pension and medical costs		**167**	243	**22**	27
– Income from sale of investments		**(1 179)**	(72)		(84)
– General charges		**1 126**	1 883	**324**	339
– Railage and transport		**1 470**	1 783	**1**	2
– Repairs and maintenance		**845**	1 081	**8**	9
– Impairment charges	8	**28**	35	**7**	51
– Negative goodwill amortisation	16		(6)		
– Excess of minority interest over cost of acquisition		**(95)**			
– Energy		**361**	508	**5**	6
– Depreciation on property, plant and equipment	13	**894**	969	**7**	8
– Amortisation of intangible assets	15	**4**	8		
– Movement in inventories		**(348)**	(304)		
– Own work capitalised		**(6)**	(296)		
– Sublease received		**(28)**	(25)	**(16)**	(6)
		7 075	10 755	**693**	707
Cost by function					
– Costs of goods sold/services rendered		**6 857**	9 025	**702**	746
– Selling and distribution costs		**1 492**	1 798		
– Sublease rent received		**(28)**	(25)	**(16)**	(6)
– Impairment charges	8	**28**	35	**7**	51
– Negative goodwill amortisation	16		(6)		
– Excess of minority interest over cost of acquisition		**(95)**			
– Income from sale of investments		**(1 179)**	(72)		(84)
		7 075	10 755	**693**	707
The above costs are stated after including:					
Depreciation and amortisation					
– land and buildings	13		1		
– mineral properties	13	**37**	54		
– residential buildings	13	**7**	8		
– buildings and infrastructure	13	**104**	117		1
– machinery, plant and equipment	13	**620**	673	**7**	7
– leased assets under finance leases	13	**2**	4		
– site preparation, mining development, exploration and rehabilitation	13	**124**	112		
– amortisation of intangible assets	15	**4**	8		
Impairment charges	8	**28**	35	**7**	51
Negative goodwill amortisation	16		(6)		
Excess of minority interest over cost of acquisition		**(95)**			
Closure cost			35		
Reconditionable spares usage		**6**	11		
Research and development costs		**26**	33	**9**	12
Consultancy fees		**126**	228	**70**	92

		GROUP		COMPANY	
		12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
5.	OPERATING EXPENSES (continued)				
	Operating lease rentals expenses				
	– property	**56**	79	**19**	28
	– equipment	**69**	93	**19**	31
	Operating sublease rentals received				
	– property	**(28)**	(25)	**(16)**	(6)
	– other	**(1)**	(1)		
	Net deficit on disposal or scrapping of property, plant and equipment	**2**	48	**2**	2
	Net profit on disposal of investments	**(1 179)**	(72)		(84)
	Auditors' remuneration				
	– audit fees	**9**	12	**3**	4
	– other services	**1**	1		
	Fair value adjustment on financial assets – (gain)/loss	**(43)**	(28)	**22**	13
	Fair value adjustment on financial liabilities – (gain)/loss	**(5)**	5	**(5)**	5
	Net realised (gains)/losses on currency exchange differences	**(225)**	210	**17**	20
	Net unrealised losses/(gains) on currency exchange differences	**76**	(121)	**63**	(118)
	Net realised losses/(gains) on the revaluation of derivative instruments	**64**	(173)	**8**	(22)
	Net unrealised (gains)/losses on the revaluation of derivative instruments	**(83)**	124	**(72)**	129
	Directors' emoluments				
	– executive directors				
	– remuneration received as directors of the company			**14**	18
	– bonuses and cash incentives			**1**	1
	– compensation on retirement from executive office			**1**	
	– non-executive directors				
	– remuneration received as directors of the company			**2**	3
	Note Pensions Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.				
6.	NET FINANCING COSTS				
	Interest expense and loan costs	**338**	396	**144**	283
	Finance leases	**1**	6		
	Interest income	**(147)**	(41)	**(24)**	(12)
	Interest received from joint ventures	**(3)**	(6)	**(3)**	(6)
	Net interest expense	**189**	355	**117**	265
	Interest adjustment on non-current provisions (note 26)	**42**	69	**1**	7
		231	424	**118**	272

Financing costs of Rnil were capitalised during the year (2004: R176 million).
Financing costs capitalised relates to funds specifically borrowed for the purposes of obtaining a qualifying asset.

		GROUP		COMPANY	
		12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
7.	INCOME FROM INVESTMENTS				
	Subsidiaries				
	Unlisted shares				
	– Dividends			**1 394**	381
	– Net interest received			**158**	269
				1 552	650
8.	IMPAIRMENT CHARGES				
	Included in operating expenses are the following impairment losses:				
	Impairment of cyanide chemicals plant		(89)		
	Impairment of property, plant and equipment	**(3)**	(15)		
	Impairment of intangible assets	**(20)**	(11)		
	Impairment of investments		(10)		
	Impairment of joint ventures	**(7)**	(1)	**(7)**	
	Impairment of associates				(51)
	Total impairment charges	**(30)**	(126)	**(7)**	(51)
	Reversal of impairment of shipping assets		90		
	Reversal of impairment of property, plant and equipment	**2**	1		
	Total impairment reversals	**2**	91		
	Net impairments	**(28)**	(35)	**(7)**	(51)
	Taxation effect				
	Net effect on attributable earnings	**(28)**	(35)	**(7)**	(51)

The intangible asset impaired during the current year is a database of heavy mineral reserves which is now common knowledge and not proprietary to Kumba's heavy minerals business. As such no future economic benefits are expected to arise from the intangible asset thereby warranting derecognition. The carrying amounts of certain other investments were greater than the market value and were impaired.

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
9. TAXATION				
Charge to income				
South African normal taxation				
– Current – current year	**(794)**	(323)		(15)
– prior year	**(9)**		**(7)**	
	(803)	(323)	**(7)**	(15)
– Deferred – current year	**8**	11		1
– prior year	**(1)**	14		
– rate adjustment	**29**		**(1)**	
	36	25	**(1)**	1
Foreign normal taxation				
– Current – current year	**(184)**	(48)		
– prior year	**22**	11		
	(162)	(37)		
– Deferred – current year	**102**	(43)		
– prior year	**(28)**	(2)		
	74	(45)		
Share of joint ventures taxation	**1**	2		
Capital gains taxation	**(349)**			
Secondary taxation on companies	**(179)**	(43)	**(179)**	(37)
Non-residents withholding taxation	**(30)**	(2)		
Total	**(1 412)**	(423)	**(187)**	(51)
Reconciliation of taxation rates	**%**	%	**%**	%
Taxation as a percentage of profit before taxation	**30,3**	30,7	**14,1**	13,0
Taxation effect of				
– Assessed losses (not provided)	**(1,5)**	(0,9)		
– Capital profits/(losses)	**0,8**	(1,8)	**(0,5)**	1
– Disallowable expenditure	**(4,2)**	(5,1)	**(0,9)**	(3,6)
– Exempt income	**8,6**	9,3	**30,5**	29,1
– Learnership allowances		0,2		
– Associates' and joint ventures' differences		(1,1)		
– Tax rate differentials	**(0,4)**	0,4		
– Temporary differences not provided	**(0,6)**			
– Rate change on deferred taxation balances	**0,6**		**(0,1)**	
– Secondary taxation on companies	**(3,8)**	(3,1)	**(13,5)**	(9,5)
– Withholding taxation	**(0,6)**	(0,2)		
– Controlled foreign company profits	**(0,5)**	(0,1)		
– Prior year adjustment	**0,3**	1,7	**(0,6)**	
Standard tax rate	**29,0**	30,0	**29,0**	30,0
Effective tax rate excluding (loss)/income from equity accounted investments, impairment charges and share of taxation thereon	**30,2**	29,2		

		GROUP	
		12-months ended 31 Dec 2005	Restated 18-months ended 31 Dec 2004
10.	EARNINGS PER SHARE Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
	Headline earnings (R million)	**2 373**	966
	Weighted average number of ordinary shares in issue (million)	**304**	301
	Adjusted for the shares held by the Kumba Management Share Trust (million)		(1)
	Adjusted weighted average number of ordinary shares in issue (million)	**304**	300
	Headline earnings per share (cents) (restated for 2004)	**781**	322
	For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.		
	Weighted average number of ordinary shares in issue (million) as calculated above	**304**	300
	Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**7**	2
	Weighted average number of ordinary shares for diluted headline earnings per share (million)	**311**	302
	Diluted headline earnings per share (cents) (restated for 2004)	**763**	320
	Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.		
	Net profit attributable to ordinary shareholders (R million)	**3 190**	891
	Weighted average number of ordinary shares in issue (million)	**304**	300
	Basic earnings per share (cents) (restated for 2004)	**1 049**	297
	For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above.		
	Diluted earnings per share (cents) (restated for 2004)	**1 026**	295

For the current year, certain shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.

11. DIVIDEND

The company declared a final dividend for the year of R1,60 per share (2004: R0,90 per share) which totalled R490 million (2004: R273 million) on 15 February 2006 for payment in March 2006, which will attract STC of R61 million (2004: R34 million). During September 2005 the company paid an interim dividend and a special dividend of R1,60 and R2,20 per share respectively, totalling R1 157 million, which attracted STC of R145 million.

		Notes	GROUP 12-months ended 31 Dec 2005 Rm	GROUP Restated 18-months ended 31 Dec 2004 Rm	COMPANY 12-months ended 31 Dec 2005 Rm	COMPANY Restated 18-months ended 31 Dec 2004 Rm
12.	RECONCILIATION OF HEADLINE EARNINGS					
	Net profit attributable to ordinary shareholders		**3 190**	891		
	Adjusted for:					
	– Impairment charges	8	**28**	35		
	– Share of associates goodwill amortisation	17		27		
	– Negative goodwill amortisation	16		(6)		
	– Excess of minority interest over cost of acquisition		**(95)**			
	– Share of associates exceptional items	17		20		
	– Net deficit on disposal or scrapping of property, plant and equipment	5	**2**	48		
	– Net surplus on disposal of investments	5	**(1 179)**	(72)		
	– Closure cost	5		35		
	Minority interest on adjustments		**(1)**			
	Taxation effect of adjustments		**428**	(12)		
	Headline earnings		**2 373**	966		
	Headline earnings per share (cents)	10				
	– basic (2004 as previously reported)		**781**	339		
	– basic restated for December 2004			322		
	– diluted (2004 as previously reported)		**763**	337		
	– diluted restated for December 2004			320		

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	**Total Rm**
13. PROPERTY, PLANT AND EQUIPMENT								
Group								
2005								
Gross carrying amount								
At beginning of year	144	1 023	121	1 820	7 890	1 285	590	12 873
Decommissioning assets			1	15	50	6		72
Adjusted opening balance	144	1 023	122	1 835	7 940	1 291	590	12 945
Additions	4		2	30	251	1	756	1 044
Non-cash flow additions[1]			1	1	27	72	6	107
Changes in decommissioning assets			3		2	9		14
Disposal of subsidiary					(16)			(16)
Disposals of items of property, plant and equipment	(4)		(4)	(23)	(162)		(1)	(194)
Reclassification to non-current assets classified as held for sale	(5)		(8)					(13)
Exchange differences on translation	1	17		10	71	15	(1)	113
Other movements			1	(202)	534	120	(453)	
At end of year	140	1 040	117	1 651	8 647	1 508	897	14 000
Accumulated depreciation								
At beginning of year		170	70	529	2 985	545		4 299
Decommissioning of assets				3	15	4		22
Adjusted opening balance		170	70	532	3 000	549		4 321
Depreciation charges		37	7	104	622	124		894
Disposal of subsidiary					(2)			(2)
Accumulated depreciation on disposals of items of property, plant and equipment			(2)	(9)	(69)			(80)
Reclassification to non-current assets classified as held for sale			(5)					(5)
Exchange differences on translation		4		3	29	5		41
Other movements				(156)	165	(9)		
At end of year		211	70	474	3 745	669		5 169
Impairment of assets								
At beginning of year				8	89		1	98
Impairment reversals					(2)			(2)
Impairment charges		1		2				3
Disposals of items of property, plant and equipment				(8)	(78)		(1)	(87)
Disposals of subsidiaries					(12)			(12)
Exchange differences on translation					5			5
		1		2	2			5
Net carrying amount at end of year	140	828	47	1 175	4 900	839	897	8 826

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	**Total Rm**
13. PROPERTY, PLANT AND EQUIPMENT (continued)								
2004								
Restated								
Gross carrying amount								
At beginning of period	141	1 056	120	1 609	7 143	1 071	858	11 998
Joint ventures now consolidated	3							3
Adjusted opening balance	144	1 056	120	1 609	7 143	1 071	858	12 001
Additions	8	3	9	184	829	16	347	1 396
Non-cash flow additions		4	1	6	31	25	191	258
Changes in decommissioning assets						(2)		(2)
Disposals of items of property, plant and equipment	(4)		(13)	(11)	(349)		(32)	(409)
Exchange differences on translation	(2)	(40)		(23)	(264)	(35)	(7)	(371)
Other movements	(2)		4	55	500	210	(767)	
At end of period	144	1 023	121	1 820	7 890	1 285	590	12 873
Accumulated depreciation								
At beginning of period		125	71	422	2 646	438		3 702
Depreciation charges	1	54	8	117	677	112		969
Accumulated depreciation on disposals of items of property, plant and equipment			(9)	(2)	(213)			(224)
Exchange differences on translation	(1)	(9)		(9)	(119)	(10)		(148)
Other movements				1	(6)	5		
At end of period		170	70	529	2 985	545		4 299
Impairment of assets								
At beginning of period					90	1		91
Impairment reversals					(90)	(1)		(91)
Impairment charges				9	94		1	104
Exchange differences on translation				(1)	(5)			(6)
				8	89		1	98
Net carrying amount at end of period	144	853	51	1 283	4 816	740	589	8 476

1. Non-cash flow additions relates to capital expenditure of captive mines which are financed by Mittal Steel South Africa.

	2005 Rm	2004 Rm
The net carrying amount of machinery, plant and equipment includes:		
Assets held under finance leases (note 24)		
– cost	**2**	55
– accumulated depreciation	**1**	6
	1	49

For detail of property, plant and equipment pledged as security refer to annexure 1.

The replacement value of assets for insurance purposes amounts to R18,8 billion (2004: R19,7 billion).

A register of land and buildings is available for inspection at the registered office of the company.

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site pre-paration, mining develop-ment, exploration and reha-bilitation Rm	Extensions under construction Rm	**Total Rm**
13. PROPERTY, PLANT AND EQUIPMENT (continued)								
Company								
2005								
Gross carrying amount								
At beginning of year				**13**	**39**		**29**	**81**
Additions					**5**		**20**	**25**
Disposals of items of property, plant and equipment				**(3)**	**(15)**			**(18)**
Other movements					**25**		**(25)**	
At end of year				**10**	**54**		**24**	**88**
Accumulated depreciation								
At beginning of year				**7**	**29**			**36**
Depreciation charges					**7**			**7**
Accumulated depreciation on disposals of items of property, plant and equipment				**(1)**	**(13)**			**(14)**
At end of year				**6**	**23**			**29**
Net carrying amount at end of year				**4**	**31**		**24**	**59**
2004								
Restated								
Gross carrying amount								
At beginning of period				13	41		15	69
Additions					2		14	16
Disposals					(4)			(4)
At end of period				13	39		29	81
Accumulated depreciation								
At beginning of period				6	25			31
Depreciation charges				1	7			8
Accumulated depreciation on disposals					(3)			(3)
At end of period				7	29			36
Net carrying amount at end of period				6	10		29	45

		Plantation Rm	Livestock Rm	Game Rm	Total Rm
14.	BIOLOGICAL ASSETS				
	Group				
	2005				
	Carrying amount				
	At beginning of period	**6**	**10**	**15**	**31**
	Gains arising from changes attributable to physical changes and price changes	**1**	**2**	**2**	**5**
	Disposals		**(5)**		**(5)**
	Reclassification to inventory	**(1)**		**(2)**	**(3)**
	At end of period	**6**	**7**	**15**	**28**
	Fair value of biological assets can be split as follows:				
	Mature	**4**	**7**	**14**	**25**
	Immature	**3**			**3**
		7	**7**	**14**	**28**
	The plantation was valued by Mr JM Potgieter, an independent appraiser, on 8 December 2005.				
	2004				
	Restated				
	At beginning of year	6	7	16	29
	Acquisitions			1	1
	Gains arising from changes attributable to physical changes and price changes	1	5		6
	Disposals		(2)		(2)
	Reclassification to inventory	(1)		(2)	(3)
	At end of year	6	10	15	31
	Fair value of biological assets can be split as follows:				
	Mature	1	10	15	26
	Immature	5			5
		6	10	15	31

Plantations consist of wattle and blue gum trees.

Livestock consists of cattle, sheep and goats.

Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
15. INTANGIBLE ASSETS				
Patents, licences and franchise				
Gross carrying amount				
At beginning of period	**105**	117		
Additions	**11**			
Disposal of subsidiary	**(12)**			
Intangible assets written off	**(29)**			
Exchange differences	**6**	(12)		
At end of period	**81**	105		
Accumulated amortisation				
At beginning of period	**23**	19		
Disposal of subsidiary	**(1)**			
Intangible assets written off	**(7)**			
Amortisation charge	**4**	8		
Exchange differences	**1**	(4)		
At end of period	**20**	23		
Impairment charge				
At beginning of period	**11**			
Exchange differences	**1**			
Charge for the period	**20**	11		
Disposal of subsidiary	**(11)**			
Intangible assets written off	**(21)**			
At end of period		11		
Net carrying amount at end of year	**61**	71		
16. GOODWILL				
Positive goodwill				
At beginning of period				
At end of period				
Comprising:				
Cost	**243**	243		
Accumulated amortisation	**243**	243		
Negative goodwill				
At beginning of period	**(53)**	(80)		
Derecognised, adjusted to opening balance of retained earnings	**53**			
Exchange differences		21		
Amortisation		6		
At end of period		(53)		
Derecognised negative goodwill comprises:				
Cost	**(61)**	(61)		
Accumulated amortisation	**8**	8		
	(53)	(53)		

The negative goodwill, which arose during 2003, resulted from the acquisition of Ticor Limited and was previously being amortised over 12,7 years, was adjusted against opening retained income in accordance with IFRS 3 (note 2).

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES				
Associated companies				
– Listed		6		24
– Unlisted	**93**	72		
	93	78		24
Joint ventures (Unlisted)				
– Incorporated	**2**			
– Unincorporated		7		7
	2	7		7
Total	**95**	85		31

Refer to annexure 2 for market and directors' valuations of investments.

	ASSOCIATE COMPANIES			JOINT VENTURES		
	Investments at 31 Dec 2005 Rm	**Loans at 31 Dec 2005 Rm**	**Total at 31 Dec 2005 Rm**	**Investments at 31 Dec 2005 Rm**	**Loans at 31 Dec 2005 Rm**	**Total at 31 Dec 2005 Rm**
Group						
At beginning of year	**78**		**78**	**7**		**7**
Reclassification as associate	**2**		**2**			
Reclassification as non-current asset classified as held for sale	**(2)**		**(2)**			
Movement in indebtedness from joint ventures					**2**	**2**
Net share of results*	**7**		**7**			
– Share of results after taxation	**7**		**7**			
Exchange difference adjustments	**8**		**8**			
Impairment charges				**(7)**		**(7)**
At end of year (annexure 2)	**93**		**93**		**2**	**2**

	ASSOCIATE COMPANIES			JOINT VENTURES		
	Investments at 31 Dec 2004 Rm	Loans at 31 Dec 2004 Rm	Total at 31 Dec 2004 Rm	Investments at 31 Dec 2004 Rm	Loans at 31 Dec 2004 Rm	Total at 31 Dec 2004 Rm
Restated						
At beginning of period as previously disclosed	62	39	101	18		18
Reclassification as associate	14	(1)	13			
Joint ventures now consolidated				(10)		(10)
Restated opening balance	76	38	114	8		8
Reclassification as financial asset		(35)	(35)			
Additional interests acquired	85		85			
Movement in indebtedness to/from associated companies/repayments		(2)	(2)			
Disposals	(21)		(21)			
Net share of results*	(42)		(42)			
– Share of results after taxation	5		5			
– Share of exceptional items	(20)		(20)			
– Share of goodwill	(27)		(27)			
Exchange difference adjustments	(20)	(1)	(21)	(1)		(1)
At end of period (annexure 2)	78		78	7		7

* *Income from equity accounted investments, as disclosed in the income statement, amounted to R7 million (2004: loss R42 million).*

		At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm
17.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)		
	Aggregate post-acquisition reserves:		
	– Associate companies	**(62)**	(80)
	– Joint ventures	**1 863**	1 710
	Total	**1 801**	1 630

	ASSOCIATE COMPANIES			**JOINT VENTURES**		
	Investments at 31 Dec 2005 Rm	**Loans at 31 Dec 2005 Rm**	**Total at 31 Dec 2005 Rm**	**Investments at 31 Dec 2005 Rm**	**Loans at 31 Dec 2005 Rm**	**Total at 31 Dec 2005 Rm**
Company						
At beginning of year	**24**		**24**	**7**		**7**
Associate reclassified as financial asset	**(24)**		**(24)**			
Impairment loss				**(7)**		**(7)**
At end of year (annexure 2)						

	ASSOCIATE COMPANIES			JOINT VENTURES		
	Investments at 31 Dec 2004 Rm	Loans at 31 Dec 2004 Rm	Total at 31 Dec 2004 Rm	Investments at 31 Dec 2004 Rm	Loans at 31 Dec 2004 Rm	Total at 31 Dec 2004 Rm
Restated						
At beginning of period	51	35	86	7		7
Additional interests acquired	24		24			
Reclassification as financial asset		(35)	(35)			
Impairment loss	(51)		(51)			
At end of period (annexure 2)	24		24	7		7

		GROUP		COMPANY	
		At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
18.	INVESTMENTS IN SUBSIDIARIES				
	Shares at cost less impairment losses			**1 513**	1 609
	Indebtedness				
	– by subsidiaries			**2 641**	3 041
	– to subsidiaries			**(305)**	(174)
				2 336	2 867
	Total (annexure 3)			**3 849**	4 476
	Aggregate attributable after tax profits and losses of subsidiaries:				
	– Profits	**12 805**	8 052		
	– Losses	**(6 992)**	(5 042)		
19.	FINANCIAL ASSETS				
	Environmental Rehabilitation Trust Asset	**257**	183	**7**	5
	Long-term receivables	**40**	50	**15**	23
	Investments (annexure 2)	**95**	53	**28**	26
		392	286	**50**	54
20.	INVENTORIES				
	Finished products	**398**	365		
	Work-in-progress	**625**	603		
	Raw materials	**165**	131		
	Plant spares and stores	**285**	240		
	Merchandise	**8**	9		
		1 481	1 348		
	Included above are inventories relating to the Ticor SA project which might be sold or utilised in production over more than twelve months. Included in merchandise are biological assets classified as inventories.				
	Inventory sold in which delivery is delayed at the buyer's request, but the buyer takes title amounted to Rnil (2004: R25 million).				
21.	TRADE AND OTHER RECEIVABLES				
	Trade receivables	**1 948**	1 118	**1**	2
	Other receivables	**95**	156	**36**	46
	Derivative instruments	**23**	91	**9**	20
		2 066	1 365	**46**	68
22.	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE				
	Property, plant and equipment	**9**			
	Investments in associates and joint ventures	**2**			
	At end of period	**11**			

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
23. SHARE CAPITAL				
Share capital at par value				
Authorised				
500 000 000 ordinary shares of R0,01 each	**5**	5	**5**	5
Issued				
306 162 251 (301 854 211) ordinary shares of R0,01 each	**3**	3	**3**	3
Share premium	**2 941**	2 809	**2 941**	2 809
Shares held by Kumba Management Share Trust	**(4)**			
Total	**2 940**	2 812	**2 944**	2 812
The Kumba Management Share Trust has been consolidated.				
Reconciliation of authorised shares not issued (million)				
Number of authorised unissued ordinary shares at beginning of period	**198**	203	**198**	203
Number of shares issued during the period	**(4)**	(5)	**(4)**	(5)
Number of unissued authorised shares at end of period	**194**	198	**194**	198

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act"), and the requirements of the JSE Limited ("JSE"), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the company as may be required to be allotted and issued pursuant to the Share Incentive Scheme ("the Scheme").
2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:
   - this authority shall not extend beyond the next annual general meeting or 15 months from the date of this annual general meeting, whichever date is earlier;
   - a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
   - the shares be issued to public shareholders as defined by the JSE and not to related parties;
   - any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   - in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the 30 days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said 30 day period a ruling will be obtained from the committee of the JSE.
3. Directors are authorised to acquire from time to time shares issued by the company, provided:
   - that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
   - that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
   - that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
   - that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
   - that at any one time, the company may only appoint one agent to effect any repurchase;
   - that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE; and
   - that shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The above authorities are valid until the next annual general meeting.

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
24. INTEREST-BEARING BORROWINGS				
Non-current borrowings				
Summary of loans by financial year of redemption				
2005		784		368
2006	**686**	556	**136**	385
2007	**932**	865	**737**	670
2008	**485**	234	**307**	57
2009	**218**	676		
2010 onwards	**328**			
Total non-current borrowings (annexure 1)	**2 649**	3 115	**1 180**	1 480
Current portion included in current liabilities	**(686)**	(784)	**(136)**	(368)
Total	**1 963**	2 331	**1 044**	1 112
Details of interest rates payable on borrowings are shown in annexure 1.				
Interest-bearing borrowings				
Non-current borrowings	**1 963**	2 331	**1 044**	1 112
Short-term borrowings	**225**	52	**168**	
Current portion of non-current borrowings	**686**	784	**136**	368
Total short-term borrowings	**911**	836	**304**	368
Total	**2 874**	3 167	**1 348**	1 480
Included in the above interest-bearing borrowings are obligations relating to finance leases (note 13). Details are:				
Minimum lease payments:				
– Less than 1 year	**1**	15		
– More than 1 year and less than 5 years	**1**	1		
– More than 5 years				
– Total	**2**	16		
– *Less:* Future finance charges		1		
Present value of lease liabilities	**2**	15		
Representing lease liabilities:				
– Current	**1**	14		
– Non-current (more than 1 year and less than 5 years)	**1**	1		
– Non-current (more than 5 years)				
Total	**2**	15		
25. OTHER LONG-TERM PAYABLES				
Other long-term payables: Mittal Steel (South Africa) captive mines	**604**	607		
Other long-term payables		2		
	604	609		

Mittal Steel (South Africa) has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the mine as specified in the supply agreements.

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Total Rm
26. PROVISIONS				
Group				
For the year ended 31 December 2005				
At beginning of year	**611**		**8**	**619**
Reclassification of opening balance	**(81)**	**123**		**42**
Charge to income statement	**19**	**11**	**17**	**47**
Interest adjustment	**33**	**9**		**42**
Provisions capitalised to property, plant and equipment		**13**		**13**
Utilised during year	**(10)**		**(2)**	**(12)**
At end of year	**572**	**156**	**23**	**751**
Current portion included in current liabilities	**(18)**		**(6)**	**(24)**
Total non-current provisions	**554**	**156**	**17**	**727**
For the year ended 31 December 2004 – Restated				
At beginning of period as previously stated	362		21	383
Prior year adjustment (note 2)	151			151
Charge to income statement	55			55
Interest adjustment	69			69
Provisions capitalised to property, plant and equipment	(2)			(2)
Utilised during year	(21)		(13)	(34)
Exchange differences	(3)			(3)
At end of year	611		8	619
Current portion included in current liabilities	(12)		(8)	(20)
Total non-current provisions	599			599

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Total Rm
26. PROVISIONS (continued)				
Company				
For the year ended 31 December 2005				
At beginning of year	**15**			**15**
Interest adjustment	**1**			**1**
Total non-current provisions	**16**			**16**
For the year ended 31 December 2004 – Restated				
At beginning of year	5			5
Charge to income statement	3			3
Interest adjustment	7			7
Total non-current provisions	15			15

Environmental rehabilitation
Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Decommissioning
During 2005 the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision, the opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Funding of environmental and decommissioning rehabilitation
Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the fund amounted to R265 million (2004: R190 million) at period end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

Restructuring
The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of announced restructuring plans for the Durnacol mine. Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan. The restructuring will be completed within the next ten years.

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
27. DEFERRED TAXATION				
The movement on the deferred taxation account is as follows:				
At beginning of period as previously stated	**782**	901	**(21)**	(20)
Effect of prior year adjustments		(195)		
Restated balance	**782**	706	**(21)**	(20)
Non-distributable reserve charge				
– current	**(4)**	56		
Income statement charge				
– current (note 9)	**(110)**	32		(1)
– prior	**28**	(12)		
– rate change	**(29)**			
At end of period	**667**	782	**(21)**	(21)
Comprising:				
Deferred taxation liabilities				
– Property, plant and equipment	**1 011**	1 158		
– Foreign taxation to be set-off for group tax entity		(102)		
– Foreign taxation losses carried forward	**(5)**	(26)		
– Inventories	**13**	20		
– Leave pay accrual	**(36)**	(41)		
– Provisions	**(2)**	(3)		
– Adjustment on foreign loan	**40**	41		
– Environmental rehabilitation asset	**67**	34		
– Decommissioning provision	**(20)**	(13)		
– Environmental rehabilitation provision	**(60)**	(42)		
– Prepayments	**3**	2		
– Unrealised profits		24		
– Assessed losses	**(5)**	(12)		
	1 006	1 040		
Deferred taxation assets				
– Provisions	**(37)**	(31)		
– Property, plant and equipment	**281**	186	**(5)**	(7)
– Environmental rehabilitation asset	**3**	5	**3**	2
– Decommissioning provision	**(2)**	(7)		
– Environmental rehabilitation provision	**(24)**	(19)	**(4)**	(4)
– Bad debt reassessment	**(1)**	(1)	**(1)**	(1)
– Leave pay accrual	**(19)**	(14)	**(14)**	(11)
– Prepayments	**1**	2	**1**	
– Taxation losses carried forward	**(365)**	(221)	**(1)**	
– Foreign taxation losses carried forward	**(176)**	(260)		
– Foreign taxation losses to be set-off for group tax entity		102		
	(339)	(258)	**(21)**	(21)
	667	782	**(21)**	(21)
Calculated taxation losses:				
– Tax losses utilised to reduce deferred taxation against South African taxable income included above	**1 276**	777	**3**	
– Tax losses utilised to reduce deferred taxation against foreign taxable income included above	**599**	899		

The total deferred taxation assets raised with regard to assessed losses amounts to R551 million (2004: R519 million), and is mainly attributable to the ramp-up phase of the heavy minerals project.

	GROUP		COMPANY	
	At 31 Dec 2005 Rm	Restated At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	Restated At 31 Dec 2004 Rm
28. TRADE AND OTHER PAYABLES				
Trade payables	**605**	453	**16**	15
Other payables	**494**	378	**90**	149
Leave pay accrual	**224**	212	**48**	37
Derivative instruments	**65**	18	**50**	15
	1 388	1 061	**204**	216

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
29. NOTES TO THE CASH FLOW STATEMENT				
29.1 Cash retained from operations				
Net operating income/(loss)	**4 887**	1 845	**(107)**	14
Adjusted for non-cash movements				
– Prior year adjustment		4		
– Depreciation	**817**	933	**7**	8
– Impairment charges	**28**	35	**7**	51
– Negative goodwill amortisation		(6)		
– Excess over cost of acquisition of minority interest	**(95)**			
– Provisions	**47**	55		3
– *Foreign exchange revaluations and fair value adjustments*	**(56)**	(19)	**8**	6
– Reconditionable spares usage	**6**	11		
– Net deficit on disposal or scrapping of property, plant and equipment	**(4)**	37	**2**	2
– Net surplus on disposal of investments	**(1 179)**	(72)		(84)
– Share-based payment expenses	**38**	30	**22**	16
Cash generated by operations	**4 489**	2 853	**(61)**	16
Working capital movements				
– (Increase) in inventories	**(143)**	(42)		
– (Increase)/decrease in trade and other receivables	**(532)**	(242)	**85**	(120)
– (Increase)/decrease in non-current financial assets	**(157)**	(23)	**19**	21
– Increase/(decrease) in trade and other payables	**219**	149	**(7)**	70
– Utilisation of provisions (note 26)	**(12)**	(34)		
	3 864	2 661	**36**	(13)

		GROUP		COMPANY	
		12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
29.	NOTES TO THE CASH FLOW STATEMENT (continued)				
29.2	Income from equity accounted investments				
	Income from equity accounted investments as per income statement	**7**	(42)		
	Less: Non-cash flow income from equity accounted investments	**(7)**	42		
29.3	Net financing costs				
	Net financing costs as per income statement	**(231)**	(424)	**(118)**	(272)
	Financing costs not involving cash flows (note 26)	**42**	69	**1**	7
		(189)	(355)	**(117)**	(265)
29.4	Normal taxation paid				
	Amounts unpaid at beginning of year	**(182)**	(94)	**(1)**	(3)
	Prior year adjustment		(8)		
	Adjusted opening balance	**(182)**	(102)	**(1)**	(3)
	Amounts charged to the income statements	**(1 522)**	(403)	**(186)**	(52)
	Arising on translation of foreign entities	**110**	10		
	Amounts unpaid at end of year	**773**	182	**(29)**	1
		(821)	(313)	**(216)**	(54)
29.5	Dividends paid				
	Amounts unpaid at beginning of year				
	Dividends declared and paid	**(1 430)**	(344)	**(1 430)**	(344)
	Dividends declared and paid by subsidiaries to minorities	**(17)**	(17)		
	Amounts unpaid at end of year				
		(1 447)	(361)	**(1 430)**	(344)
29.6	Investments to maintain operations				
	Replacement of property, plant and equipment	**(353)**	(526)	**(25)**	(16)
	Reconditional spares	**(36)**	(45)		
		(389)	(571)	**(25)**	(16)
29.7	Investments to expand operations				
	Expansion and new technology	**(655)**	(825)		
		(655)	(825)		
29.8	Investment in other non-current assets				
	Increase in associates, joint ventures and other investments	**(3)**	(93)		(20)
	(Increase)/decrease in investments in subsidiaries	**(1 174)**	(3)	**96**	(139)
		(1 177)	(96)	**96**	(159)

	GROUP		COMPANY	
	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 31 Dec 2004 Rm	**12-months ended 31 Dec 2005 Rm**	Restated 18-months ended 31 Dec 2004 Rm
29. NOTES TO THE CASH FLOW STATEMENT (continued)				
29.9 Foreign currency translation reserve				
At beginning of year	**(121)**	169	**118**	120
Closing balance	**(30)**	(121)	**1**	118
Movement	**91**	(290)	**(117)**	(2)
Transfers from/(to) NDR	**30**	(4)		
Unrealised (losses)/profits in relation to foreign transactions	**(30)**	14	**117**	(2)
Revaluation of long-term loans	**(82)**	(217)	**(1)**	1
Less arising on translation of foreign entities:	**(71)**	(434)		1
– inventories	**16**	(41)		
– accounts receivable	**71**	(117)		
– financial assets	**(5)**	(15)		
– derivatives				
– accounts payable	**(77)**	101		
– utilisation of provisions		6		
– taxation paid	**(21)**	10		
– dividends paid	**7**	(1)		
– fixed assets acquired	**67**	(215)		
– intangible assets	**4**	(9)		
– proceeds from investments sold				
– investments acquired	**(115)**	(120)		
– long-term loans	**(4)**	(35)		1
– short-term loans	**(9)**	2		
– minority loans	**(56)**			
– share capital	**51**			
	80	(63)	**(1)**	(4)

30. FINANCIAL INSTRUMENTS

The centralised corporate treasury function (other than Ticor Pty Limited which operates on a decentralised basis, but within the approved group policies) provides services to all the businesses in the group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and they report the results to the board audit committee.

30.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FECs), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of natural hedges arising from export revenue as well as through FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

In respect of a US$60 million (2004: US$105 million) loan liability of Ticor (Pty) Limited, a natural hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

30. FINANCIAL INSTRUMENTS (continued)

30.1 Foreign currency risk management (continued)

Material FECs and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at 31 December 2005 and 31 December 2004, are summarised as follows:

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value gains/ (losses) Rm
Foreign currency				
2005				
Exports				
United States dollar – FECs	**40**	**256**	**267**	**10**
United States dollar – Put options	**1**	**6**	**7**	
United States dollar – Call options	**1**	**7**	**7**	
Loans				
United States dollar[1]	**100**	**633**	**681**	**(49)**
Foreign currency				
2004				
Exports				
United States dollar – FECs	37	209	255	46
Attributable to minorities				(18)
Loans				
United States dollar[1]	100	566	681	(115)
Imports				
United States dollar – FECs	1	3	3	
Euro – FECs	1	9	9	
Australian dollars – FECs	1	6	7	(1)

1. *Kumba entered into a syndicated loan of US$150 million, of which US$100 million was drawn down at 31 December 2005 (2004: US$100 million). The fair value profit of R49 million (2004: R115 million) of the liability has been accounted for in foreign exchange profits. The amount drawn down has been hedged by entering into a cross currency swap. The fair value of the cross currency swap is included in the table above.*

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2005 and 31 December 2004, are as follows:

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
Foreign currency				
2005				
Exports[1]				
Imports				
United States dollar – FECs	**2**	**13**	**14**	**(1)**
Euro – FECs	**10**	**79**	**84**	**(5)**
Japanese yen – FECs	**514**	**27**	**30**	**(3)**
Attributable to minorities				**(7)**

Note: Unrealised exchange gains or losses amounting to R11,5 million (31 December 2004: R41 million) arising from the revaluation of Ticor Pty Limited's foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
30. FINANCIAL INSTRUMENTS (continued)				
30.1 Foreign currency risk management (continued)				
Foreign currency				
2004				
Exports[1]				
United States dollar – FECs	8	43	48	5
United States dollar – Put options	7	40	50	10
United States dollar – Call options	7	40	50	10
Attributable to minorities				(12)
Taxation on items charged directly to equity				(7)
Imports				
United States dollar – FECs	3	18	20	(2)
Euro – FECs		3	3	

1. Recognised fair value in equity to be released to income statement within six months.

Uncovered debtors at 31 December 2005 amount to US$171 million (2004: US$62 million). All capital imports were fully hedged. Imports (other than capital imports) not fully hedged amount to US$2 million (2004: US$1,5 million) and A$3 million (2004: A$nil). Monetary items have been translated at the closing rate at the last day of the reporting period US$1:R6,325 (2004: US$1:R5,6525).

30.2 Price hedging

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Kumba Base Metals Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

	Tonnes	Market related value Rm	Contract value Rm	Recognised losses Rm
2005				
Recognised transactions	**4 600**	**55**	**49**	**(6)**

	Tonnes	Market related value Rm	Contract value Rm	Recognised gains/ (losses) Rm
2004				
Recognised transactions	1 335	9	9	

30. FINANCIAL INSTRUMENTS (continued)

30.3 Interest rate risk management

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A proportion of term borrowings was entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
At 31 Dec 2005				
Term borrowings	**1 349**		**1 300**	**2 649**
Call borrowings	**225**			**225**
% of total borrowings	**55**		**45**	**100**
At 31 Dec 2004				
Term borrowings	815		2 300	3 115
Call borrowings	52			52
% of total borrowings	27		73	100

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
At 31 Dec 2005						
Local						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	**41**		**3m Jibar + 1,625% margin**	**10,43**		**(0,40)**
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	**85**	**3m Jibar + 3,06% margin**			**12,41**	**2,60**
Foreign						
Interest rate derivatives beyond 1 year:						
– Cross currency swaps	**$30m**	**3m Jibar + 0,95% margin**	**3m Libor + 0,7% margin**			**(12,60)**
	$20m	**3m Jibar + 0,91% margin**	**3m Libor + 0,7% margin**			**(8,30)**
	$15m	**3m Jibar + 0,90% margin**	**3m Libor + 0,7% margin**			**(8,20)**
	$15m	**3m Jibar + 0,90% margin**	**3m Libor + 0,7% margin**			**(8,20)**
	$10m	**3m Jibar + 0,88% margin**	**3m Libor + 0,7% margin**			**(5,40)**
	$10m	**3m Jibar + 0,89% margin**	**3m Libor + 0,7% margin**			**(5,40)**

30. FINANCIAL INSTRUMENTS (continued)

30.3 Interest rate risk management (continued)

	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
At 31 Dec 2004						
Local						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	200	3m Jibar + 1% margin			13,00	9,20
	100		3m Jibar + 1% margin	10,00		(1,80)
	100		3m Jibar + 1% margin	10,00		(1,90)
	113		3m Jibar + 3,06% margin	12,10		(1,80)
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	113	3m Jibar + 3,06% margin			12,41	4,20
	125	3m Jibar + 1,625% margin		10,43		(2,00)
Foreign						
Interest rate derivatives beyond 1 year:						
– Cross currency swaps	$30m	3m Jibar + 0,95% margin	3m Libor + 0,7% margin			(32,80)
	$20m	3m Jibar + 0,91% margin	3m Libor + 0,7% margin			(21,80)
	$15m	3m Jibar + 0,90% margin	3m Libor + 0,7% margin			(18,30)
	$15m	3m Jibar + 0,90% margin	3m Libor + 0,7% margin			(18,30)
	$10m	3m Jibar + 0,88% margin	3m Libor + 0,7% margin			(12,10)
	$10m	3m Jibar + 0,89% margin	3m Libor + 0,7% margin			(12,10)

30. FINANCIAL INSTRUMENTS (continued)

30.4 Maturity profile of financial instruments

The maturity profiles of financial assets and liabilities at 31 December 2005 and 31 December 2004 are summarised as follows:

(The derivative instruments reflect the contract amounts)

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
At 31 December 2005					
Assets					
Financial assets		**32**	**65**	**295**	**392**
Cash and cash equivalents	**1 483**				**1 483**
Trade and other receivables	**2 066**				**2 066**
Liabilities					
Interest-bearing borrowings	**911**	**932**	**975**	**56**	**2 874**
Trade and other payables	**1 388**				**1 388**
	1 250	**(900)**	**(910)**	**239**	**(321)**
Percentage profile (%)	**(389)**	**280**	**283**	**(74)**	**100**
At 31 December 2004					
Assets					
Financial assets		39	61	186	286
Cash and cash equivalents	1 297				1 297
Trade and other receivables	1 365				1 365
Liabilities					
Interest-bearing borrowings	836	556	1 099	676	3 167
Trade and other payables	1 061				1 061
	765	(517)	(1 038)	(490)	(1 280)
Percentage profile (%)	(59)	40	81	38	100
Derivative instruments at 31 December 2005 (included in the above)					
Recognised transactions					
– Buy			**681**		**681**
– Sell	**329**				**329**
Forecast transactions					
– Buy	**129**				**129**
Derivative instruments at 31 December 2004 (included in the above)					
Recognised transactions					
– Buy	19		681		700
– Sell	255				255
Forecast transactions					
– Buy	23				23
– Sell	147				147

30. FINANCIAL INSTRUMENTS (continued)

30.5 Fair value of financial instruments

At 31 December 2005 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

	Carrying value		Fair value	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Assets				
Financial assets	**392**	286	**392**	286
Cash and cash equivalents	**1 483**	1 297	**1 483**	1 297
Trade and other receivables	**2 066**	1 365	**2 066**	1 365
Liabilities				
Non-current interest-bearing borrowings	**1 963**	2 331	**1 880**	2 158
Current interest-bearing borrowings	**911**	836	**1 027**	987
Trade and other payables	**1 388**	1 061	**1 388**	1 061

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

Derivative instruments

Comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

	31 Dec 2005 Rm	31 Dec 2004 Rm
At 31 December 2005, the negative R52 million (2004: R41 million) fair value of instruments is made up of:		
– Favourable contracts	**11**	84
– Unfavourable contracts	**63**	125

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

30. FINANCIAL INSTRUMENTS (continued)

30.6 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade debtors consist of a number of customers, with whom Kumba has long-standing relationships. A high portion of term supply arrangements exist with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

	2005 %	2004 %
Detail of the credit risk exposure above 5%		
By industry		
Manufacturing (including structural metal)	**95**	91
Public utilities	**5**	7
Other		2
	100	100
By geographical area		
South Africa	**28**	30
Asia	**32**	22
Europe	**21**	20
Australia		1
USA	**17**	23
Other	**2**	4
	100	100

30.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	2005 Rm	2004 Rm
Borrowing capacity is determined by the directors in terms of the articles of association, from time to time:		
Amount approved	**7 377**	5 289
Total borrowings	**2 874**	3 167
Unutilised borrowing capacity	**4 503**	2 122

In line with the reduction in debt and the strengthening of the group's capital base, the borrowing powers of the company and the group were set at 100% of shareholders' funds for the 2005 financial period (2004: 100%).



31. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

Associates and joint ventures

Details of investments in associates and joint ventures are disclosed in note 17 and annexure 2 whilst income is disclosed in note 17. Interest income from joint ventures of R3 million (2004: R6 million) is included in net financing costs (note 6).

The group purchased goods and services to the value of R9 million (2004: R133 million) from, and sold goods to the value of Rnil (2004: Rnil) to associates and joint ventures.

The outstanding balances at year end are as follows:

- Included in trade and other receivables (note 21) R4 million (2004: R20 million)
- Included in trade and other payables (note 28) Rnil (2004: R6 million)
- Included in cash and cash equivalents R64 million (2004: R39 million)
- Included in the carrying value of associates and joint ventures (note 17) are long-term loans of R2 million (2004: R1 million)
- Included in long-term debtors Rnil (2004: Rnil) (note 19)
- Included in financial assets Rnil (2004: R21 million) (note 19)

Subsidiaries

Details of income from, and investments in subsidiaries are disclosed in notes 7 and 18 respectively, and annexure 3.

Corporate service fee from subsidiaries

The following corporate service fees were received by Kumba Resources Limited for essential services rendered:

	12-months ended 31 Dec 2005 Rm	Restated 18-months ended 30 June 2004 Rm
Sishen Iron Ore Company (Pty) Limited	**170**	236
Kumba Coal (Pty) Limited	**55**	115
Kumba Base Metals Limited	**19**	
	244	351

Completion guarantees

Kumba Resources Limited provides completion guarantees on behalf of Ticor South Africa (Pty) Limited and Ticor South Africa KZN (Pty) Limited to an amount of R869 million.

On consolidation the guarantees are eliminated as the liabilities of Ticor South Africa (Pty) Limited and Ticor South Africa KZN (Pty) Limited are consolidated onto the group balance sheet.

Special purpose entities

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	**Nature of business**
Ferrosure (Isle of Man) Insurance Company Limited[1]	Offshore insurance captive
Ferrosure (South Africa) Insurance Company Limited	Insurance captive
Kumba Environmental Rehabilitation Fund	Trust fund for mine closure
Merrill Lynch Isle of Man PCC Limited	Offshore insurance captive
Minco Leasing Limited	Financing company
Oreco Leasing Limited	Financing company
Vulcan Leasing Limited	Financing company
Kumba Resources Management Share Trust	Management share incentive trust

1. Novated to Merrill Lynch Isle of Man PCC Limited on 1 July 2005.

31. RELATED PARTY TRANSACTIONS (continued)

Directors

Details relating to directors' emoluments and shareholdings (including options) in the company are disclosed in the report of the directors.

Senior employees

Details relating to option and share transactions are disclosed in note 33.

Key management personnel

For Kumba Resources Limited other than the executive and non-executive directors, no other key management personnel were identified. Refer to p125 for details on directors' remuneration. For the group, the directors of the major subsidiaries have been identified as being key management personnel. The major subsidiaries are considered to be the following:
Sishen Iron Ore Company (Pty) Limited
Kumba Coal (Pty) Limited
Ticor South Africa (Pty) Limited
Ticor South Africa KZN (Pty) Limited
Ticor Pty Limited
Kumba Base Metals Limited
Kumba International BV

	12-months ended 31 Dec 2005 Rm	18-months ended 30 June 2004 Rm
Short-term employee benefits	**36**	50
Post-employment pension/provident and medical benefits		
Termination benefits	**1**	5
Share-based payments – related expense	**5**	4
Total compensation paid to key management personnel	**42**	59

Anglo group

Kumba's majority shareholder and parent is Anglo American Capital Limited, with the ultimate controlling party being Anglo American plc.

The Kumba Resources group purchased goods and services to the value of R190 million (2004: R170 million) from, and sold goods to the value of R152 million (2004: R157 million) to fellow subsidiaries of the Anglo group.

The outstanding balances at year-end are as follows:
- Included in trade and other receivables (note 21) R14 million (2004: R39 million).
- Included in trade and other payables (note 28) R29 million (2004: Rnil).
- Doubtful debts of R4 million (2004: R2 million) have been provided for.
- Expense recognised for bad or doubtful debts of R1 million (2004: Rnil).

Shareholders

The principal shareholders of the company are detailed in the "Shareholders' Analysis" schedule on p70 of the annual report.

Contingent liabilities

Details are disclosed in note 34.

32. SEGMENT REPORTING

	Iron ore		Coal		Heavy minerals		Base metals		Industrial minerals		Other		Total	
	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm
Business segmentation														
Segment revenue														
– Total turnover	6 638	6 065	2 203	2 733	1 927	2 438	1 070	1 212	137	177	30	32	12 005	12 657
– Inter-group									(30)	(39)	(13)	(18)	(43)	(57)
External	6 638	6 065	2 203	2 733	1 927	2 438	1 070	1 212	107	138	17	14	11 962	12 600
Segment net operating profit/(loss)	2 767	1 134	554	544	227	203	69	(153)	26	27	1 244	90	4 887	1 845
Depreciation and amortisation of intangible assets	364	386	166	224	304	279	50	68	6	9	8	11	898	977
Cash flow related depreciation	(65)	(28)	(16)	(16)									(81)	(44)
Impairment charge and reversals			1	(1)	22	89	(2)	35			7	(88)	28	35
Negative goodwill amortisation						(6)								(6)
Excess over cost of acquisition of minority interest											(95)		(95)	
Net surplus on disposal of investments						1					(1 179)	(73)	(1 179)	(72)
Other non-cash flow items not disclosed above	33	9	14	(4)	(36)	(1)	7	39	2	2	11	73	31	118
Cash generated by operations	3 099	1 501	719	747	517	565	124	(11)	34	38	(4)	13	4 489	2 853
Cash inflow from operations	2 594	1 545	752	682	375	397	(11)	23	34	38	120	(24)	3 864	2 661
Income/(loss) from equity accounted investments							12	9			(5)	(51)	7	(42)
Capital expenditure														
– cash flow	404	270	347	216	190	801	71	83	7	7	25	19	1 044	1 396
– non-cash flow	77	198	30	56				4					107	258
	481	468	377	272	190	801	71	87	7	7	25	19	1 151	1 654
Segment assets and liabilities														
– Assets per balance sheet	5 835	4 536	1 602	1 684	2 562	4 303	195	87	93	97	4 400	2 372	14 687	13 079
– Investments in associates and joint ventures	1		1				93	72				13	95	85
– Liabilities per balance sheet	2 287	1 603	1 088	850	1 975	2 042	370	308	29	31	1 647	1 844	7 396	6 678
Number of employees (number)	4 308	4 199	2 589	2 716	968	794	1 300	1 092	147	169	785	721	10 097	9 691

	Segment revenue	Segment revenue	**Carrying amount of segment assets**	Carrying amount of segment assets	**Additions to property, plant and equipment (non-cash flow)**	Additions to property, plant and equipment (non-cash flow)	**Additions to property, plant and equipment (cash flow)**	Additions to property, plant and equipment (cash flow)
	2005 Rm	Restated 2004 Rm	**2005 Rm**	Restated 2004 Rm	**2005 Rm**	Restated 2004 Rm	**2005 Rm**	Restated 2004 Rm
32. SEGMENT REPORTING (continued)								
Geographical segmentation								
– South Africa	**4 074**	5 055	**(2 199)**	9 925	**30**	254	**672**	1 260
– Africa	**4**	35	**10 777**	107	**77**	4	**305**	
– Europe	**2 269**	6 072	**4 370**	1 253				38
– Asia	**4 207**	3 774	**387**	959				
– Australia	**14**	1 158	**1 455**	1 306			**67**	93
– Other	**1 394**	(3 494)	**(8)**	(386)				5
Total segment	**11 962**	12 600	**14 782**	13 164	**107**	258	**1 044**	1 396

Total segment revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced. Export revenue are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments. Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges and goodwill amortisation. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

33. EMPLOYEE BENEFITS

Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Kumba was a participating employer, are as follows:

- Kumba Selector Pension Fund and Kumba Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.
- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.

In compliance with the Pension Fund Act after the unbundling from Ispat Iscor Limited in 2001, Kumba employees were transferred from the Iscor Selector Pension Fund and Iscor Selector Provident Fund to the Kumba Selector Pension Fund and Kumba Selector Provident Fund during the period under review.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

Defined contribution funds

Membership of each fund at 31 December 2005 and 31 December 2004 and employer contributions to each fund were as follows:

	Working members 2005 Number	Working members 2004 Number	**Employer contri-butions 2005 Rm**	Employer contri-butions 2004* Rm
Kumba Selector Funds	**3 230**	3 407	**58**	87
Iscor Employees' Provident Fund	**5 574**	5 097	**35**	42
Other funds	**878**	821	**23**	28
	9 682	9 325	**116**	157

* *18-month period.*

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

Defined benefit funds

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed at the financial year end of the funds in question which is 31 December. At the last statutory valuation of the funds (Iscor Pension Fund at 31 December 2004 and the Iscor Retirement Fund at 31 December 2002) the actuaries were of the opinion that the funds were adequately funded. The statutory valuation of the Iscor Retirement Fund at 31 December 2003 remains subject to the finalisation of the legislation relating to the surplus apportionment.

33. EMPLOYEE BENEFITS (continued)

Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2004 and Iscor Retirement Fund at 31 December 2002) for members and pensioners of Mittal Steel SA, and pensioners of Kumba, was as follows:

	Iscor Pension Fund 2004 Rm	Iscor Retirement Fund 2002 Rm
Fair value of plan assets	6 213	321
Present value of funded obligation	(6 213)	(281)
Net asset		40
Surplus not recognised		(40)
Unrecognised actuarial losses		
Net liability as per balance sheet		

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund at 31 December 2004 amounted to R1 339 million (2003: R523 million) and in the Iscor Retirement Fund to R47 million (2003: R32 million).

Principal actuarial assumptions (expressed as weighted averages) at 31 December 2004 were as follows:

	Iscor Pension Fund		Iscor Retirement Fund	
	Statutory valuation 2004 %	Interim valuation 2003 %	Statutory valuation 2002 %	Interim valuation 2001 %
Pre-retirement discount rate	10,0	10,0	10,0	10,0
Post-retirement discount rate	5,0	5,0	4,5	4,5
Expected real after tax return on fund's assets	3,5	2,5	N/A[2]	N/A[2]
Future general and merit salary increases	8,5[1]	7,5[1]	N/A[2]	N/A[2]

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

1. Excluding merit increases according to age.

2. Not applicable

Medical funds

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R62 million (2004: R84 million for the 18-month period to 31 December 2004). Kumba has no post-retirement medical aid obligation for current or retired employees.



33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits

Kumba operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme, the Kumba Management Share Option Scheme, Long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

10% after 1st anniversary of offer date
- Additional 20% after 2nd anniversary of offer date
- Additional 20% after 3rd anniversary of offer date
- Additional 25% after 4th anniversary of offer date
- Additional 25% after 5th anniversary of offer date

The options not exercised lapse by the seventh anniversary of the offer date.

According to the rules of the Long-term Incentive Plan ("LTIP"), executive directors and employees of Kumba Resources and its subsidiaries are awarded rights to a number of ordinary Kumba shares. The vesting of LTIP awards are conditional upon the achievement of group performance levels (established by the remuneration committee) over a performance period of three years. The extent to which the performance conditions is met, governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- The total shareholder return ("TSR") condition: the Kumba TSR will be compared to the TSR of a peer group over the three year performance period, averaged over a six month period. The peer group comprises of at least 16 members.
- The return on capital employed ("ROCE") condition: the ROCE measure is a return on capital employed measure with a number of adjustments. Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its selection, settles the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants.

According to the Deferred Bonus Plan ("DBP") rules, executive directors and employees of Kumba and its subsidiaries have the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow agent for the absolute benefit of the participant for a pledge period of three years. A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from Escrow, before the expiry of the pledge period, the participant forfeits the matching award. The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in Escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank pari passu in all respects with the existing issued shares of Kumba.

The company may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits *(continued)*

A total of 30,6 million shares of the company, representing 10% of the issued shares, has been approved and allocated by shareholders for purposes of the schemes. Of the total of 30,6 million shares, 16,4 million shares are available in the share scheme for future offers to participants, while 14,2 million shares (5% of the issued shares) are allocated as options, long-term incentive plan, deferred bonus payment or deferred purchase shares to participants. Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2005	13,6
Add: Net effect of scheme shares released, forfeitures and adjustments to scheme allocation	5,7
Less: Share offers accepted	(2,9)
Number of shares available for future utilisation, at 31 December 2005	16,4

At 31 December 2005 the company's loan to the Kumba Management Share Trust amounted to R50 130 578 (2004: R16 939 844). The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter-company loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end of the year amounted to R1 670 565 282 (2004: R596 784 276).

Details of the option/purchase schemes are:

	Options		Long-term incentive plan[1]	
	Dec 2005 Million	Dec 2004 Million	**Dec 2005 Million**	Dec 2004 Million
Outstanding at beginning of year	**16,3**	18,6		
Issued	**2,6**	3,9	**0,2**	
Exercised	**(4,7)**	(5,3)		
Lapsed/cancelled	**(0,3)**	(0,9)		
Outstanding at end of period	**13,9**	16,3	**0,2**	

	Deferred bonus plan		Deferred purchase	
	Dec 2005 Million	Dec 2004 Million	**Dec 2005 Million**	Dec 2004 Million
Outstanding at beginning of period			**0,3**	1,9
Issued				
Conversion to deferred purchase scheme				
Exercised			**(0,2)**	(1,6)
Lapsed/cancelled				
Outstanding at end of period			**0,1**	0,3

1. There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the company.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits *(continued)*

	Options		Long-term incentive plan	
	Dec 2005	Dec 2004	**Dec 2005**	Dec 2004
Details of issues during the period are as follows:				
Expiry date	**2010/2012**	2009/2011	**2010/2012**	
Exercise price (Share price range) (R)	**39,25 – 98,50**	24,50 – 42,40	**62,74**	
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	**179**	158	**14**	

	Deferred bonus plan		Deferred purchase	
	Dec 2005	Dec 2004	**Dec 2005**	Dec 2004
Expiry date	**2010/2012**			
Exercise price (Share price range) (R)	**82,00 – 97,40**			
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	**0,04**			

Details of options/deferred purchase shares exercised during the period are as follows:

	Options		Long-term incentive plan	
	Dec 2005	Dec 2004	**Dec 2005**	Dec 2004
Exercise price per share (Share price range) (R)	**67,00 – 110,00**	31,88 – 44,75		
Total proceeds if shares are issued (R million)	**363**	204		

	Deferred bonus plan		Deferred purchase	
	Dec 2005	Dec 2004	**Dec 2005**	Dec 2004
Exercise price per share (Share price range) (R)			**67,00 – 110,00**	31,88 – 44,75
Total proceeds if shares are issued (R million)			**10**	61

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits *(continued)*

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

	Options		Long-term incentive plan	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11,75 – 13,10	38		
2008	17,07 – 28,05	5 339		
2009	11,71 – 51,50	2 282		
2010	13,66 – 37,51	725		
2011	36,75 – 47,25	3 036		
2012	44,00 – 98,50	2 503		
Total		13 923		216

	Deferred bonus plan		Deferred purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007			8,89 – 13,10	27
2008			8,42 – 18,90	11
2009			8,06 – 20,80	39
2010			19,93 – 23,26	20
2011				
2012				
Total		0,469		97

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

	Options		Deferred purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11,75 – 13,10	71	8,89 – 13,10	97
2008	17,07 – 28,05	8 479	8,42 – 18,90	25
2009	11,71 – 51,50	3 491	8,06 – 20,80	78
2010	13,66 – 37,51	1 010	19,93 – 23,26	54
2011	36,75 – 43,00	3 317		
Total		16 368		254

	Options		Deferred purchase	
	Dec 2005	Dec 2004	**Dec 2005**	Dec 2004
Details of options vested but not sold during the year are as follows:				
Number of shares	**4 049 950**		**30 810**	
Exercise price (Share price range) (R)	**11,75 – 62,00**		**9,17 – 23,26**	

33. EMPLOYEE BENEFITS (continued)
Equity compensation benefits *(continued)*

	Options '000	Long-term incentive plan '000	Deferred bonus plan '000	Deferred purchase '000	Total '000
Number of shares vesting at beginning of the period	16 368			254	16 622
Net change during the period	(2 445)	216	0,469	(157)	(2 386)
Number of shares vesting at end of the period	13 923	216	0,469	97	14 236

Directors' interests in shares
For details refer to the report of the directors

Fair value of equity-settled share-based payment transactions with employees
The group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted. In determining the fair value of services received as consideration for equity instruments, measurement is reference to the fair value of the equity instruments granted.

The group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002. Kumba listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

	12-months ended 31 Dec 2005	18-months ended 31 Dec 2004
The Black-Scholes methodology is used to calculate the fair value of options granted to employees.		
The inputs to the model are as follows:		
Weighted average share price	**63,12**	39,73
Exercise price range (R)	**39,25 – 98,50**	24,50 – 42,40
Annualised expected volatility (%)	**37,40 – 37,50**	37,50
Option life (years)	**7 – 13**	7
Dividend yield (%)	**2,8 – 4,6**	2,8
Risk-free interest rate (%)	**7,73 – 9,61**	8,65 – 10,36
Expected employee attrition	**4,60 – 5,50**	4,60
The Monte Carlo valuation methodology is used to calculate the fair value of Long-term Incentive Plan and Deferred Bonus Plan grants to employees. The inputs to the Long-term Incentive Plan model are as follows:		
Date of grant	**24 June 2005**	
Grant price	**55,00**	
Risk free rate (%)	**7,13**	
Dividend yield (%)	**2,76**	
Expected volatility (%)	**37,32**	
Time to vesting	**3 years from date of grant**	
Expected employee attrition	**4,60 per annum**	
The inputs to the Deferred Bonus Plan model are as follows:		
Date of grant	**1 September 2005 – 3 October 2005**	
Grant price range	**82,67 – 97,50**	
Risk free rate (%)	**7,13**	
Dividend yield (%)	**2,76**	
Expected volatility (%)	**37,32**	
Time to vesting	**3 years from date of grant**	
Expected employee attrition	**4,60 per annum**	

		GROUP		COMPANY	
		At 31 Dec 2005 Rm	At 31 Dec 2004 Rm	**At 31 Dec 2005 Rm**	At 31 Dec 2004 Rm
34.	CONTINGENT LIABILITIES				
	Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
	– Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:				
	– related parties		2	**869**	610
	– other	**33**	34	**2**	2
	– Other[1]	**49**			
	1. Includes the group's share of contingent liabilities of associates and joint ventures of Rnil (2004: Rnil).				
	Included in the company's guarantees are guarantees relating to the Ticor SA project loans as provided by the company. On consolidation the project loans are included in net debt, and the contingent liability of the company eliminated.				
	These contingent liabilities have no tax impact. The timing and occurrence of any possible outflows are uncertain.				
35.	COMMITMENTS				
	Capital commitments				
	Capital expenditure contracted for plant and equipment	**1 635**	219	**34**	40
	Capital expenditure authorised for plant and equipment but not contracted	**2 182**	668	**27**	14
	The above includes the group's share of capital commitments of associates and joint ventures.	**2**			
	Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.				
	Capital expenditure contracted relating to captive mines (Thabazimbi and Tshikondeni), which will be financed by Mittal Steel (South Africa).	**6**	27		
	A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Kumba Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The Fund Manager can draw down this balance or any portion as and when required, by serving a 10-day notice to Kumba. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Kumba has contributed R9,9 million towards the fund since March 2003.				
	Operating lease commitments				
	The future minimum lease payments under non-cancellable operating leases are as follows:				
	– Less than 1 year	**46**	39	**31**	32
	– More than 1 year and less than 5 years	**105**	120	**69**	93
	– More than 5 years	**12**	8		
	Total	**163**	167	**100**	125
	Included in above operating lease commitments is an operating lease commitment relating to a building which terminates in 2008. Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.				
	Operating sublease				
	Non-cancellable operating lease rentals are receivable as follows:				
	– Less than 1 year		7		7
	– More than 1 year and less than 5 years	**1**	21		21
	– More than 5 years				
	Total	**1**	28		28


KUMBA RESOURCES

ANNEXURE 1:

NON-CURRENT INTEREST-BEARING BORROWINGS

	Final repayment date	Rate of interest per year (payable half-yearly) 2005 Fixed %	Rate of interest per year (payable half-yearly) 2005 Floating %	Rate of interest per year (payable half-yearly) 2004 Fixed %	Rate of interest per year (payable half-yearly) 2004 Floating %	GROUP 2005 Rm	GROUP Restated 2004 Rm	COMPANY 2005 Rm	COMPANY Restated 2004 Rm
LOCAL									
Unsecured loans									
	2005			13,210			200		200
	2006		**8,850**		9,180	**42**	125	**42**	125
	2008		**7,060**		7,600	**250**	250	**250**	250
	2008	**12,410**		12,410		**256**	340	**256**	340
						548	915	**548**	915
Secured loans									
	2005			14,939	[1]		13		
	2008	**13,830**		13,830	[2]	**185**	244		
	2010	**14,200**		14,200	[3]	**685**	774		
	2013	**7,850**		7,850	[4]	**9**	9		
						879	1 040		
FOREIGN									
Unsecured loans (US$)									
	2007		**5,240**		3,240[5]	**632**	565	**632**	565
	2008	**7,850**			[6]	**1**			
	2011	**6,640**	**7,320**	6,920	[7]	**589**	595		
						1 222	1 160	**632**	565
Total non-current interest-bearing borrowings (note 24)						**2 649**	3 115	**1 180**	1 480

1. *Capitalised lease agreement secured by machinery, plant and equipment with a book value of R1 million (2004: R49 million).*
2. *Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R955 million (2004: R945 million).*
3. *Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R1 949 million (2004: R2 019 million).*
4. *Dedicated Mineral Development Fund finance facility for Rosh Pinah Zinc Corporation (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R20 million (2004: R24 million).*
5. *US$150 million revolving credit facility of which US$100 million has been drawn at 31 December 2005.*
6. *Finance lease agreement in respect of computer equipment with a book value of A$0,298 million.*
7. *US$60 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited, and a syndicated loan facility of US$60 million, of which US$33 million was drawn on 31 December 2005.*

ANNEXURE 2:

INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

for the 12-months ended 31 December 2005

	Nature of business[1]	Country of incorporation[2]	Number of shares held	Percentage holding		Group carrying amount		Company carrying amount		Year end other than 31 December
				2005 %	2004 %	**2005** Rm	Restated 2004 Rm	**2005** Rm	Restated 2004 Rm	
ASSOCIATED COMPANIES										
Listed										
AST Group Limited	C	RSA	44 400 000		22,34		6		24	30 June
Unlisted										
Manganore Iron Mining Limited	A	RSA	25 000	**50,00**	50,00					30 June
Chifeng Kumba Hongye Zinc Corporation Limited	A & M	CH		**30,62**	28,30	**93**	72			
Total associated companies (note 17)						**93**	78		24	
JOINT VENTURES										
Incorporated										
Unlisted										
Pietersburg Iron Company (Pty) Limited	A	RSA	4 000	**50,00**	50,00					
Safore (Pty) Limited	B	RSA	400	**40,00**	40,00					
Sishen Shipping (Pty) Limited	B	RSA	400	**40,00**	40,00					
Trans Orient Ore Supplies (Pty) Limited	D	HK	2 000	**50,00**	50,00					
RoshSkor Township (Pty) Limited	C	NAM	50	**50,00**	50,00					
Inyanda Coal (Pty) Limited	A	RSA	500	**50,00**	50,00					
South Dunes Coal Terminal Co. (Pty) Limited	A	RSA	1 333	**33,00**	28,30	**1**				
Sibelo Resources Development (Pty) Limited	E	RSA	1	**50,00**	50,00	**1**				
						2				
Unincorporated										
Bridgetown dolomite mine	A			**50,00**	50,00		7		7	28 February
Tiwest	A			**50,00**	50,00					
Total joint ventures (note 17)						**2**	7		7	
INVESTMENT COMPANIES										
Mineral Deposits Limited	A	AUS	11 299 435	**5,85**	10,30	**60**	20			
Other						**35**	33	**28**	26	
Total other investments (note 19)						**95**	53	**28**	26	
Total investment						**190**	138	**28**	57	
The investments are valued at balance sheet date. Listed shares are valued at market value and unlisted shares at directors' value.										
Listed investments in associates – market value									24	
Unlisted investments in associates – directors' valuation								**130**	125	
Listed other investments – market value								**60**	20	
Unlisted other investments – directors' valuation								**35**	33	

Where the above entities' financial year-ends are not co-terminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. *A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, E – Exploration, M – Manufacturing*
2. *RSA – Republic of South Africa, CH – China, HK – Hong Kong, NAM – Namibia, AUS – Australia*

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures are as follows:

	Associated companies[1]		Joint ventures	
	2005 Rm	Restated 2004 Rm	**2005 Rm**	Restated 2004 Rm
INCOME STATEMENTS				
Revenue	**400**	673	**1 089**	1 531
Operating expenses	**(389)**	(688)	**(768)**	(1 171)
Net operating profit/(loss)	**11**	(15)	**321**	360
Net financing costs	**(1)**	(14)	**1**	
Profit/(loss) before taxation	**10**	(29)	**322**	360
Taxation	**(2)**	(10)	**(1)**	2
Profit/(loss) after taxation	**8**	(39)	**321**	362
Outside shareholders' interest	**(1)**	(3)		
Net profit/(loss) attributable to ordinary shareholders	**7**	(42)	**321**	362
BALANCE SHEETS				
Non-current assets	**90**	126	**1 191**	1 176
Current assets	**133**	124	**943**	760
Total assets	**223**	250	**2 134**	1 936
EQUITY AND LIABILITIES				
Ordinary shareholders equity	**100**	87	**1 827**	1 697
Minority interest	**2**	3		
Non-current liabilities				
Interest-bearing borrowings	**12**	34	**1**	2
Non-current provisions			**105**	102
Deferred taxation and other	**2**	13	**2**	
Current liabilities				
Interest-bearing borrowings	**20**	17	**1**	
Other	**87**	96	**198**	135
Total equity and liabilities	**223**	250	**2 134**	1 936
CASH FLOW STATEMENTS				
Net cash flows from operating activities	**(5)**	(10)	**306**	360
Net cash flows from investing activities	**(2)**	(79)	**(61)**	(45)
Net cash flows from financing activities		83	**(138)**	(265)
Foreign currency translations	**1**	(1)	**3**	
Net (decrease)/increase in cash and cash equivalents	**(6)**	(7)	**110**	50

1. GijimaAST was equity accounted until 3 May 2005. For 2005 only the four months from January 2005 to 3 May 2005 were included.

The information was restated for 2004 after the reclassification of investments as associates or joint ventures (note 2).

ANNEXURE 3:

INVESTMENTS IN SUBSIDIARIES[1]

for the 12-months ended 31 December 2005

	Country of incorporation[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company – Investment in shares		Indebtedness	
				2005	Restated 2004	**2005**	Restated 2004
			R	**R**	R	**Rm**	Rm
DIRECT INVESTMENTS							
AlloyStream (Pty) Limited[4]	RSA	M	1	**1**			
Clipeus Investment Holdings (Pty) Limited	RSA	H	1	**1**			
Colonna Properties (Pty) Limited	RSA	B	200	**2 518 966**	2 518 966		
Cullinan Refractories Limited	RSA	A	1 000	**1 000**	1 000		
Ferroland Grondtrust (Pty) Limited	RSA	D	2	**2**	2	**14**	27
Ferrosure (South Africa) *Insurance Company Limited*	RSA	I		**10**			
Glen Douglas Dolomite (Pty) Limited	RSA	A	10 000	**10 000**	10 000	**(22)**	(13)
Kumba Base Metals Limited	RSA	M	5 500 000	**247 712 500**	247 712 500	**27**	(48)
Kumba Base Metals Namibia (Pty) Limited	NAM	C	1	**1**	1		
Kumba Coal (Pty) Limited	RSA	A	1	**1 000**	1 000	**403**	280
Kumba FerroAlloys (Pty) Limited[5]	RSA	M	1	**1**		**(1)**	
Kumba Holdings (BVI) SA[6]	BVI & RSA	H	566 827	**12 161 942**			
Kumba Properties (Groenkloof) (Pty) Limited	RSA	B	1	**1**	1	**5**	5
Kumba Properties (Kloofzicht) (Pty) Limited	RSA	B	1	**1**	1		
Kumba Properties (Princess Grant) (Pty) Limited	RSA	B	1	**1**	1		
Kumba Resources Management Share Trust	RSA	T			1	**(50)**	(17)
Merrill Lynch Insurance PCC Limited	ILE	I		**2**			
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B	200	**200**	200		
Rocsi Holdings (BVI) Limited	BVI & RSA	H	647 044 943	**1 101 078 300**	1 352 808 130	**184**	
Sishen Iron Ore Company (Pty) Limited	RSA	A	100	**1 000**	1 000	**141**	1 158
Ticor (Bermuda) Holdings Limited[6]	BER	H	74 836	**143 502 000**		**8**	
Ticor South Africa (Pty) Limited	RSA	M	510	**510**	510	**1 082**	807
Ticor South Africa KZN (Pty) Limited	RSA	A	200	**6 003 355**	6 003 355	**661**	648
Vicva 177 (Pty) Limited	RSA	H	1	**1**			
INDIRECT INVESTMENTS							
Coastal Coal (Pty) Limited	RSA	A	5 000			**(83)**	(95)
Downs Holding BV	NE	A	119 209				
Groler Investments Limited	SWL	H	258 958				
Handlon BV	NE	H	151 511				
Ipcor N.V.	NV	C	37 950				
Kumba Base Metals International BV	NE	A	119 209				
Kumba Australia Pty Limited	AUS	C	11			**1**	
Kumba Coke (Pty) Limited[7]	RSA	M	1				
Kumba Base Metals China Limited	HK	C	1 354				
Kumba Finance Ireland	IRL	C	828 372 465				
Kumba Heavy Minerals BV	NE	A	134 973				
Kumba Holdings (Australia) Pty Limited	AUS	H	5				
Kumba Hong Kong Limited	HK	C	832			**1**	
Kumba International BV	NE	C	10 806 551			**23**	28
Kumba International Trading BV	NE	C	142 487				
Kumba Investments (Australia) Pty Limited	AUS	H	5				
Kumba Reductants (Pty) Limited[8]	RSA	M	1				
Mtunzini Sands (Pty) Limited	RSA	A	200				

	Country of incorporation[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company: Investment in shares		Indebtedness	
				2005	Restated 2004	2005	Restated 2004
			R	R	R	Rm	Rm
INDIRECT INVESTMENTS (continued)							
Rosh Pinah Zinc Corporation (Pty) Limited (89,47%)	NAM	A	2 280			**90**	83
Sishen South Mining (Pty) Limited	RSA	A	1				
Ticor Pty Limited	AUS	A	2 038 299 354			**(147)**	
Ticor Chemical Company Pty Limited	AUS	M	10				
Crisa Pty Limited	AUS	C	10				
Bertini Pty Limited	AUS	C	10				
Ticor Chemicals Ghana Pty Limited	GHANA	C	10				
Omacor Sac	PERU	C	10				
Ticor Resources Pty Limited	AUS	H	8 111 062				
Magnetic Minerals Pty Limited	AUS	A	31 740 964				
TiO2 Corporation NL	AUS	A	85 101 240				
Tific Pty Limited	AUS	H	10				
Yalgoo Minerals Pty Limited	AUS	H	48 216 010				
Pigment Holdings Pty Limited	AUS	C	10				
Synthetic Rutile Holdings Pty Limited	AUS	C	10				
Senbar Holdings Pty Limited	AUS	C	10				
Ticor (Overseas) Holdings Pty Limited	AUS	H	10				
Ticor SA Holdings (Pty) Limited	RSA	H	40 000				
Ticor Titanium Australia Pty Limited	AUS	H	10				
Rocit Investments (Pty) Limited	RSA	H	1 000				
Ticor (Bermuda) Minerals Limited	BER	H	74 836				
Ticor Finance (A.C.T.) Pty Limited	AUS	F	10				
Ticor Energy Pty Limited	AUS	F	10				
The Durban Navigation Collieries (Pty) Limited	RSA	A	516 000			**(1)**	(1)
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A	3 675				5
Total investments in subsidiaries (note 18)				**1 512 990 795**	1 609 056 668	**2 336**	2 867

1. *At 100% holding except where otherwise indicated.*
2. *RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, HK – Hong Kong, NV – Netherlands Antilles, BVI – British Virgin Islands, ILE – Isle of Man, IRL – Ireland, SWL – Switzerland, NE – Netherlands, SWL – Switzerland, BER – Bermuda*
3. *A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, I – Insurance, M – Manufacturing, S – Shipping, T – Trust*
4. *Previously Vicva 172 (Pty) Limited.*
5. *Previously Vicva Investments One Four One* (Pty) Limited.
6. *Previously held indirectly, now held directly by Kumba Resources* Limited.
7. *Previously Vicva Investments One Four Two* (Pty) Limited.
8. *Previously Vicva Investments One Six One* (Pty) Limited.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the fifth annual general meeting of members of Kumba Resources Limited will be held at the corporate office, Roger Dyason Road, Pretoria West, South Africa, at 14:00 on Wednesday, 12 April 2006, to consider, and if deemed fit, to pass the following resolutions with or without modifications:

1. ORDINARY RESOLUTION NUMBER 1
   Approval of financial statements
   To receive and adopt the annual financial statements of the group for the period ended 31 December 2005, including the directors' report and the report of the auditors thereon.

2. ORDINARY RESOLUTION NUMBER 2
   Reappointment of independent auditors
   To ratify the reappointment of Deloitte & Touche as auditors of the company for the ensuing year.

3. ORDINARY RESOLUTION NUMBER 3
   Auditors' fees
   To authorise the directors to determine the auditors' remuneration for the period ended 31 December 2005.

4. ORDINARY RESOLUTION NUMBER 4
   Re-election of directors
   To re-elect the following directors who retire by rotation in terms of clause 16.1 of the articles of association of the company, and who are eligible for re-election:

   4.1 BE Davison
   4.2 SA Nkosi
   4.3 CML Savage
   4.4 F Titi

   Such re-elections are to be voted on individually unless a resolution is agreed to by the meeting (without any vote against it) that a single resolution be used.

   An abbreviated curriculum vitae in respect of each director offering themselves for re-election is set out on p196 of the annual report.

   As the retirement age for a non-executive director is 70 years of age, becoming effective at the annual general meeting after the date on which he/she turns 70, it is recorded that Mr TL de Beer will retire at the forthcoming annual general meeting.

5. ORDINARY RESOLUTION NUMBER 5
   Remuneration of non-executive directors
   To approve the proposed remuneration for the period 1 January 2006 to 31 December 2006:

Chairman:	R286 225
Director:	R143 113
Audit committee chairman:	R91 592
Audit committee member:	R45 796
Board committee chairman:	R68 694
Board committee member:	R34 347

6. ORDINARY RESOLUTION NUMBER 6
   Renewal of the authority that the unissued shares be placed under the control of the directors
   "Resolved that subject to the provisions of the Companies Act, 61 of 1973, as amended, (the Act), and the Listings Requirements of JSE Limited (JSE), the directors are hereby authorised to allot and issue at their discretion until the next annual general meeting of the company, authorised but unissued shares for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the company's approved employee share incentive schemes (the schemes)."

7. ORDINARY RESOLUTION NUMBER 7
   General authority to issue shares for cash
   "Resolved that pursuant to the articles of association of the company and subject to the Act, and the Listings Requirements of the JSE, the directors are hereby authorised, by way of a general authority, to allot and issue ordinary shares for cash on the following basis, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the company's approved schemes, without restrictions to any public shareholder, as defined by the Listings Requirements of the JSE, as and when suitable opportunities arise, subject to the following conditions:

   7.1 this authority shall not extend beyond fifteen months from the date of this resolution or the date of the next annual general meeting, whichever date is earlier;
   7.2 a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
   7.3 the shares be issued to public shareholders as defined by the JSE and not to related parties;
   7.4 any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   7.5 in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the 30 days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said 30-day period a ruling will be obtained from the committee of the JSE."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for ordinary resolution number 7 to become effective.

8. ORDINARY RESOLUTION NUMBER 8
Amendment of the Kumba Resources Management Share Trust Deed ("the Deed")

8.1 Resolved that the Deed be and is hereby amended with effect from 3 August 2005 by the addition to clause 17.1 thereof of a new sub-clause, as follows:
"17.1.6 makes a distribution to its shareholders, including a special dividend, a distribution in specie or a payment in terms of section 90 of the Act, (to the extent that any distribution is not paid out of reserves of the company, it shall not be regarded as a dividend, but will be treated as a section 90 distribution)"

8.2 Resolved that the Deed be and is hereby amended as indicated: (proposed amendments have been underlined):
1. Definitions
– addition of a new clause 1.1.5:
"1.1.5 'cash settlement': the cash settlement contemplated in 1.1.22";

– as a result of the above, existing clauses 1.1.5 up to and including 1.1.37 be re-numbered as clauses 1.1.6 to 1.1.38;

– clause 1.1.22 (previously clause 1.1.21) be amended as indicated:

"1.1.22 'option': an option as contemplated in clause 14 and where applicable, in terms of clause 12, granted under the scheme of an offeree, which when exercised in respect of any shares to which the option relates, will result in-

1.1.22.1 an allotment and issue of those shares to which such exercise relates from the company to the participant; and/or

1.1.22.2 a sale of those shares to which such exercise relates from the trust to the participant; and or

1.1.22.3 a cash settlement by the company to the participant of an amount equal to the difference between the purchase price and the closing price of an ordinary share (as shown by the official price list published by the JSE) on the trading day on the JSE on which the option is exercised."

14. Options
"14.3 Notwithstanding anything to the contrary herein contained and in particular therefore also the date on which an option is exercised, the obligation of the trustees to make a cash settlement in respect of any shares and/or deliver any shares to a participant arising from the exercise by such participant of an option, and likewise the obligation of a participant to pay the purchase consideration of such shares to the trustees in respect of the exercise of an option shall, unless otherwise determined by the directors and upon such terms and conditions as they may impose, only arise in respect of such shares on the dates referred to below (it being agreed that the obligation to discharge the purchase price of the relevant shares shall only arise against delivery by the trustees of such shares) . . ."

"14.3.5.3.1 the obligation of the trustees to make a cash settlement in respect of such shares and/or deliver such shares shall only arise in respect of the periods referred to in 14.3."

"14.7 A participant may at any time, with the prior written consent of the trustees, exercise all of his options on the basis that the acquisition of such shares shall be deemed to have been made pursuant to the acceptance of an offer in terms of 12, and all the other terms in respect of the acquisition of shares in terms of the acceptance of an offer to acquire shares shall mutatis mutandis be applicable. For purposes of determining the dates on which a participant shall be entitled to a cash settlement and/or have shares released to him, the option date shall be deemed to be the offer date."

15. Rights issues
"15.2.2 for purposes of determining the date on which such participant is entitled to request a cash settlement and/or delivery to him of the option shares, such option shall have been deemed to have been granted on the same day on which the original options were granted."

9. SPECIAL RESOLUTION NUMBER 1
Authority to repurchase shares
"Resolved that by way of a general authority, the company or any subsidiary of the company may, subject to the Act, the articles of association of the company or subsidiary respectively and the Listings Requirements of the JSE, from time to time purchase shares issued by itself or shares in its holding company, as and when deemed appropriate."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

It is recorded that a company may only make a general repurchase on the provisos:

9.1 that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
9.2 that this authority shall not extend beyond fifteen months from the date of this resolution or the date of the next annual general meeting, whichever date is earlier;
9.3 that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
9.4 that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
9.5 that at any one time, the company may only appoint one agent to effect any repurchase;
9.6 that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
9.7 shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase."

The reason for this special resolution number 1 is, and the effect thereof will be to grant, in terms of the provisions of the Act and the Listings Requirements of the JSE, and subject to the terms and conditions embodied in the said special resolution, a general authority to the directors to approve the repurchase by the company of its own shares.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

10. SPECIAL RESOLUTION NUMBER 2
Amendment of articles of association
"Resolved that the current articles of association of the company be and are hereby replaced with a new set of articles of association, a copy of which has been tabled at this general meeting and initialled by the chairman for the purpose of identification."

The reason for and effect of this special resolution number 2 is to replace Kumba's current articles of association with a new set of articles of association, which are updated in accordance with amendments to the Act and the Listings Requirements of the JSE.

11. To transact such other business as may be transacted at an annual general meeting.

DISCLOSURES REQUIRED IN TERMS OF THE LISTINGS REQUIREMENTS OF THE JSE
In terms of the Listings Requirements of the JSE, the following disclosures are required when requiring shareholders' approval to:

- authorise the company, or any of its subsidiaries, to repurchase any of its shares as set out in the special resolution above; and
- the general authority to issue shares for cash as set out in ordinary resolution number 7.

Working capital statement
The directors of the company agree that they will not undertake any repurchase unless:

- the company and the group will be able, in the ordinary course of business, to pay its debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the company and the group will be adequate for ordinary business purposes; and
- the working capital resources of the company and the group will be adequate for ordinary business purposes.

Litigation statement
Other than disclosed or accounted for in these annual financial statements, the directors of the company, whose names are given on p58 of these annual financial statements, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had a material effect on the group's financial position in the 12 months preceding the date of this notice of annual general meeting.



Material changes
Other than the facts and developments reported on in these annual financial statements, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in these annual financial statements of which this notice forms part:

- Directors and management – refer p57-58;
- Major shareholders of the company – refer p70;
- Directors' interest in the company's shares – refer p129;
- Share capital of the company – refer p138.

By order of the board

MS Viljoen
Company secretary

Pretoria
17 March 2006

EXPLANATORY NOTES TO RESOLUTIONS FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING

Ordinary business
Resolution 1: Approval of financial statements
The directors must present to shareholders at the annual general meeting the annual financial statements incorporating the directors' report and the report of the auditors, for the period ended 31 December 2005. These are contained within the annual report.

Resolution 2: Reappointment of independent auditors
The reason for proposing ordinary resolution number 2 is to confirm the reappointment of Deloitte & Touche as external auditors of the company.

Resolution 3: Auditors' fees
It is usual for this matter to be left to the directors, as they will be conversant with the amount of work that was involved in the audit. The chairman will therefore move a resolution to this effect authorising the directors to attend to this matter.

Resolution 4: Re-election of directors
Under the articles of association, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the directors, who are offering themselves for re-election, appear on p196.

Resolution 5: Remuneration of non-executive directors
The company in general meeting as per the articles of association shall from time to time determine the remuneration of directors, subject to shareholders' approval.

Resolutions 6 and 7: Directors' control of unissued ordinary shares
The existing authorities relating to resolutions 6 and 7 are due to expire at the forthcoming annual general meeting. The directors consider it advantageous to renew these authorities to enable the company to take advantage of business opportunities, which might arise in the future.

Resolution 8: Amendment of the Deed
The Deed is amended in order to allow for an adjustment in the price of shares purchased and options granted in terms thereof as a result of a special dividend, a distribution in specie or a payment in terms of Section 90 of the Act, and also especially to allow for a retrospective adjustment as a result of the special dividend of R2,20 per share, which was declared on 3 August 2005. This special dividend was declared as a result of the amount received in respect of the settlement of the Hope Downs BV matter.

The Deed is further amended to, in addition to the existing allotment and issue or sale of shares to participants, also make provision for a cash settlement on exercise of an option to participants under the schemes.

Special business
Special Resolution 1: General authority to permit the repurchase of shares
The reason for the special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or a subsidiary of the company.

The effect of the special resolution, once registered, will be to permit the company or any of its subsidiaries to repurchase such securities subject to the limitations applicable. This authority will only be used if circumstances are appropriate.

Special Resolution 2: Amendment of articles of association
New articles of association are adopted in order to bring same in line with the latest requirements of the Act, and the Listings Requirements of the JSE.

SHORT BIOGRAPHIES OF DIRECTORS SEEKING RE-ELECTION

Name: BE Davison – Barry (60)
Current position: Non-executive chairman, Anglo Platinum Limited
Academic qualifications: BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa)
Designation: Non-executive director
Experience: Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of Anglo American Corporation of South Africa Limited. Appointed to Anglo American plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited.

Name: SA Nkosi – Sipho (51)
Current position: Chief executive, Eyesizwe Coal (Pty) Limited
Academic qualifications: BCom, BCom (Hons) (Econ), MBA, Diploma in Marketing Management
Designation: Non-executive director
Experience: Sipho commenced his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice-president marketing. He joined ABB Power Generation in 1998 as managing director.

Name: CML Savage – Cedric (66)
Current position: Non-executive chairman, The Tongaat-Hulett Group
Academic qualifications: BSc(Eng), Pr Eng, MBA, ISMP (Harvard)
Designation: Non-executive director
Experience: Cedric started his career as an engineer at Fairey Aviation in the United Kingdom. In 1963 he returned to South Africa to work as an engineer in the oil (Mobil) and textiles (Felt & Textiles) industries and subsequently as joint managing director of Rainbow Chickens. He joined the Tongaat Group in 1977 as managing director of Tongaat Foods and thereafter progressed to executive chairman of the building materials division and chief executive officer of The Tongaat-Hulett Group Limited in 1991. In 2002 he retired from executive duties and is now a director of JSE-listed companies, including Tongaat-Hulett, Datatec, Nedbank and Harmony Gold.

Name: F Titi – Fani (43)
Academic qualifications: BSc (Hons), MA & MBA
Current position: Chairman, TisoGroup
Designation: Non-executive director
Experience: Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited, Corpgro Limited and now TisoGroup (Proprietary) Limited. He was previously an executive director of African Bank Investments Limited and a mathematics lecturer at the University of the North. He serves on the boards of Investec Limited and Investec plc.



FORM OF PROXY

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No 2000/011076/06)
("Kumba" or "the company")
JSE Share code: KMB
ISIN code: ZAE 000034310

TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

For completion by registered members of Kumba unable to attend the annual general meeting of the company to be held at 14:00 on Wednesday, 12 April 2006, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria or at any adjournment thereof.

I/We ______________________________

of ______________________________ (address)

being the holder/s of ______________ shares in the company, do hereby appoint:

1 ______________________________ or, failing him/her

2 ______________________________ or, failing him/her

the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held at 14:00 on Wednesday, 12 April 2006 at the Kumba Corporate Centre, Roger Dyason Road, Pretoria or at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary business 1. Resolution to adopt the 2005 audited group financial statements			
2. Resolution to reappoint Deloitte & Touche as auditors			
3. Resolution to authorise the directors to determine auditors' remuneration			
4. Resolution to re-elect the directors required to retire in terms of Article 52 of the articles of association			
4.1 Mr BE Davison			
4.2 Mr SA Nkosi			
4.3 Mr CML Savage			
4.4 Mr F Titi			
5. Resolution to approve the non-executive directors' remuneration for the period 1 January 2006 to 31 December 2006			
6. Resolution to authorise directors to allot and issue unissued ordinary shares			
7. Resolution to authorise directors to allot and issue ordinary shares for cash			
8. Resolution to authorise the amendment of the Kumba Resources Trust Deed			
Special business 1. Special resolution to authorise directors to repurchase company shares			
2. Special resolution to authorise the amendment of the articles of association of Kumba			

Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit.

Signed at ______________ this ______ day of ______________ 2006

Signature ______________________________

Assisted by me, where applicable (name and signature) ______________________________

Please read the notes on the reverse side hereof.


SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH. D.C.
SECTION

FORM OF PROXY continued

NOTES

1. A form of proxy is only to be completed by those ordinary shareholders who are:
1.1 holding ordinary shares in certificated form; or
1.2 recorded on sub-register electronic form in "own name".
2. If you have already dematerialised your ordinary shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a Letter of Representation or you must instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.
3. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act to the exclusion of those whose names follow.
4. On a show of hands a member of the company present in person or by proxy shall have one (1) vote irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of members he/she represents, have only one (1) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company, which the aggregate amount of the nominal value of the shares held by him/her bears to the aggregate amount of the nominal value of all the shares issued by the company.
5. A member's instructions to the proxy must be indicated by the insertion of the relevant numbers of votes exercisable by the member in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes exercisable thereat. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the member or by the proxy.
6. Forms of proxy must be lodged at, or posted to Computershare Investor Services 2004 (Pty) Limited, to be received not later than 48 hours before the time fixed for the meeting (excluding Saturdays, Sundays and public holidays).

   For shareholders on the South African register:
   Computershare Investor Services 2004 (Pty) Limited
   Ground Floor, 70 Marshall Street
   Johannesburg, 2001
   PO Box 61051
   Marshalltown
   2107
   www.computershare.com
   Tel: +27 11 370 5000

   Over-the-Counter American Depositary Receipt (ADR) holders:
   Kumba has an ADR facility with The Bank of New York (BoNY) under a deposit agreement. ADR holders may instruct BoNY as to how the shares represented by their ADRs should be voted.

   American Depositary Receipt Facility
   Bank of New York
   101 Barclay Street,
   New York, NY 10286
   www.adrbny.com
   shareowners@bankofny.com
   (09-1) 888 815 5133

7. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
9. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10. Notwithstanding the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.
11. If any shares are jointly held, all joint members must sign this form of proxy. If more than one of those members is present at the annual general meeting either in person or by proxy, the person whose name appears first in the register shall be entitled to vote.

KUMBA ADMINISTRATION

Secretary and registered office
MS Viljoen
Kumba Resources Limited
Roger Dyason Road
Pretoria West
Pretoria
0183
PO Box 9229, Pretoria
0001
South Africa
Telephone +27 12 307 5000

Company registration number: 2000/011076/06

JSE share code: KMB
ISIN code: ZAE000034310

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

Commercial bankers
Absa Bank Limited

Corporate law advisers
CLS Consulting Services (Pty) Limited

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America

Sponsor
JP Morgan Equities Limited
1 Fricker Road
Illovo
Johannesburg
2196

Registrars
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown
2107

SHAREHOLDERS' DIARY

FINANCIAL YEAR-END	31 December
ANNUAL GENERAL MEETING	April/May
REPORTS AND ACCOUNTS	**Published**
Interim report for the half-year ending 30 June	August
Announcement of annual results	February
Annual Report	March
DISTRIBUTION	
Final dividend declaration	February
Payment	March
Interim dividend declaration	August
Payment	September



This report is printed on Cyclus, a paper made entirely from post-consumer waste in a fully environmentally-friendly production process where even the by-products are recycled. This makes Cyclus 100% recycled. By printing on Cyclus, Kumba is playing a part in eliminating a 120kt waste mountain instead of felling trees.

GRAPHICOR 33488

KMB: Kumba - Cautinary Announcement


RECEIVED

Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement published on 13 February 2006 relating to a proposed empowerment transaction (the Transaction), Kumba shareholders are advised that good progress has been made in finalising the agreements required to implement the Transaction. Following the receipt of offers to underwrite the debt facilities required to implement the Transaction, Kumba has appointed Rand Merchant Bank and Nedbank to arrange these facilities. It is envisaged that a circular setting out the final terms of the Transaction and convening a general meeting of shareholders will be distributed to shareholders in the second quarter of 2006.


SEC MAIL
PROCESS
WAS

Accordingly, Kumba shareholders are advised to continue exercising caution when dealing in their Kumba shares until such a time as a further announcement is published.

Pretoria
24 March 2006
Sponsor
J.P.Morgan

Date: 24/03/2006 01:00:03 PM Produced by the JSE SENS Department

24/03/2006 Source: JSE NEWS SERVICE

Kumba Resources Limited - Kumba and Samancor Conclude Manganese Alloy Co-operation Agreement
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
JOINT NEWS RELEASE - KUMBA RESOURCES LIMITED AND
SAMANCOR LIMITED

Kumba and Samancor conclude manganese alloy co-operation agreement
Metals and mining company Kumba Resources Limited (Kumba) today signed an exclusive co-operation agreement with Samancor Limited (trading as Samancor Manganese) to exploit Kumbas AlloyStream technology for the production of manganese bulk alloys.
According to the agreement the parties undertake to co-operate globally on projects that make use of AlloyStream technology to produce manganese alloys.
The unique AlloyStream metallurgical technology, developed and patented by Kumba, allows manganese alloy to be produced directly from fine manganese ore and non-coking coal. It is expected to make a notable contribution towards the improved utilisation of South Africas mineral wealth by allowing the beneficiation of ores that previously had limited use in traditional smelting technologies. In addition, the AlloyStream technology is expected to significantly reduce the costs associated with producing manganese alloy, through the use of cheaper reductant and less electric power than conventional technology.
The agreement signals Kumbas entry into the ferroalloy industry and is a milestone in demonstrating the parties continued commitment to invest in, and add value to, the South African economy through mineral beneficiation, export earnings and job creation.
The parties will undertake a joint feasibility study for a 200ktpa South African-based high carbon ferromanganese (HCFeMn) project, the first to make use of this technology. This follows the successful demonstration of the technology at Kumbas purpose-built pilot plant during 2005. The first phase of this project is expected to come on stream during 2009.
AlloyStream will form part of the establishment of Newco, following the implementation of Kumbas empowerment transaction.
15 March 2006
Editors Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals.
www.kumbaresources.com
Alloystream is a technology that has been trademarked by Kumba.
Kumbas empowerment transaction will establish Newco as South Africas flagship empowerment mining company with an enterprise value of approximately R16 billion - this will be South Africas largest black-owned, controlled and managed company. Newco will be controlled by broad-based BEE groups via BEE Holdco, the black controlled holding company holding 55% of Newco. Womens groups will hold a 17.8% effective and fully funded interest in BEE Holdco. www.kumbabee.com
Enquiries:
Kumba Resources
Brian van Rooyen
Manager: AlloyStream
Tel: +27 12 307 7034
Mobile: +27 82 653 7691
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
BHP Billiton
Bronwyn Wilkinson
Head: Communications
Tel: +27 11 376 2154
Mobile: +27 82 419 8236
Date: 15/03/2006 02:00:07 PM Produced by the JSE SENS Department

15/03/2006 Source: JSE NEWS SERVICE

Kumba Resources Limited - Kumba Appoints `Newco Top Management
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

KUMBA APPOINTS `NEWCO TOP MANAGEMENT

Kumba Resources Limited (Kumba) has announced that the companys current chief executive officer, Dr Con Fauconnier, will remain as the chief executive officer of the yet-to-be-named Newco, which will be a revised listing of Kumba on the JSE Limited by mid-2006 as part of Kumbas empowerment transaction announced in October 2005.

The empowerment transaction will involve the unbundling of Kumba into two separately listed entities, namely Newco and Kumba Iron Ore Limited.

Con will remain as the chief executive officer for a period of 12 months, from the date of Newcos listing. He will be succeeded as chief executive officer by Sipho Nkosi, current chief executive officer (CEO) of Eyesizwe Coal. During the 12 month period, Sipho will be chief executive officer (designate).

The Kumba Boards decision regarding the chief executive officer and chief executive officer (designate) appointments is based on providing Sipho with an effective handover period; Cons desire to retire at the end of the period; and continuity and a transitional period for the new executive team.

As part of the transition process, Charles Meintjes, Kumbas current executive director, corporate services, has decided to pursue his own interests. However, Charles will continue to oversee the implementation of the empowerment transaction as well as the transition and integration processes until year end.

Other top management team positions include Dirk van Staden as chief financial officer (CFO); Mike Kilbride as chief operating officer (COO); Dr Humphrey Mathe as executive general manager, corporate services; Trevor Arran as executive general manager, corporate affairs and investor relations; and Marie Viljoen as group company secretary. The position of executive general manager, human resources, will be filled in due course.

Newco Top Management - Brief biographies are as follows:

Dr Con Fauconnier: Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (hc) (Free State); Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford). Con has spent his entire career in the mining industry and has been chief executive of Kumba since it was listed in 2001. Prior to this he was managing director of Iscor Mining from February 1999 and deputy managing director of Iscor Mining and a member of the Board of Iscor Limited since 1997. Con worked for the Anglo American Corporation, Gencor (Billiton) and JCI Limited prior to joining Iscor in 1995 as general manager business development. Other management positions held include chief executive of the Coal and Base Metals Division of JCI Limited, and senior manager in the Technical Services Division of Gencor Limited. Con is an executive director of Kumba Resources and also serves on various Boards of subsidiaries of the company. In 2004 and 2005 he served as president of the Chamber of Mines of South Africa.

Sipho Nkosi: BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management. Sipho is a founding member of Eyesizwe and has a depth of experience in the energy and coal sectors both locally and internationally. Prior to forming Eyesizwe, he was country manager of ABB Alstom Power (SA), having previously worked with Anglo Coal (Amcoal) and Ingwe (Billiton). He was export-marketing coordinator in the international marketing division of Amcoal from 1986 to1991. In 1992 Sipho joined Ingwe as the marketing manager responsible for international coal marketing

He sits on a number of boards including Kumba, the Canadian mining company Great Basin Gold, and African Life Insurance where he is chairman. In addition, he sits on the board of Richards Bay Coal Terminal (RBCT) and is currently chairperson of the collieries committee of the Chamber of Mines of South Africa.

Dirk van Staden: BJuris, LLB, Advanced Management Programme (Insead). Dirk has 26 years experience in finance, 11 of these in the mining industry. He has been executive director, finance, and an executive director of Kumba, since it was listed in 2001 and also serves on various boards of subsidiaries of the company. Dirk was General Manager with responsibility for foreign and domestic treasury operations and project finance at the IDC, before he joined Iscor in 1997 as General Manager, Corporate Treasury. He has also served as a director of Export Credit Insurance Corporation of South Africa Limited.

Mike Kilbride: BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School). Mike has 28 years experience in mining. Mike is a fellow of SAIMM and an associate of the Royal School of Mines. He has been executive director, business operations, and an executive director of Kumba, since it was listed in 2001 and also serves on various boards of subsidiaries of the company. After completing his degree, Mike joined Anglo American (gold division) and subsequently joined Iscor at the end of 1978. He has served Iscor Mining in various senior capacities in both, operations and strategic business units, prior to the unbundling of Iscor Mining from Iscor.

Dr Humphrey Mathe: PhD (Geology), MSc (Mineral Exploration), BSc (Hons)(Geology). Humphrey has more than 30 years experience in the mineral exploration and mining industries and he has also lectured in economic geology and structural geology at the University of Zululand. He is currently operations director for Eyesizwe Coal. Prior to this he headed Eyesizwe Coals technical and new business development division until 2003, and a consulting geologist at the company since joining it in 2001.

Humphrey has worked as a chief exploration geologist for West Rand Consolidated

Mines Limited and for Harmony Gold. He has also worked for Gencor as senior exploration geologist and Aurora Exploration and Development as a project manager in the feasibility study of the Goldridge deposit.
He is currently a non-executive director of the South African Diamond Board, Ferret Mining, Mafube Colliery and the Witwatersrand Consolidated Gold Resources (Pty) Limited and the Investment Committee member of the New Africa Mining Fund. He is a Fellow of the Geological Society of South Africa and is registered as a professional natural scientist with the South African Council for Natural Scientific Professions.
Trevor Arran: BSc (Geology), BSc (Hons)(Econ Geology), Advanced Management Programme (GIBS-UP), BEP, Dip Project Management. Trevor is currently Kumbas general manager, corporate affairs and investor relations, incorporating the companys sustainable development department. He also serves on various boards of subsidiaries of the company. Prior to joining Kumba in late 2002, he has previously worked as a Mining Analyst at JPMorgan Equities and has also been employed by Gold Fields of South Africa (Mineral Economics and New Business), BHP Diamonds, Anglo American and De Beers. He has a wide ranging mining background supplemented by financial experience gained in the equity markets and investment banking
Marie Viljoen: Marie has 20 years experience in the company secretariat field and has been Kumbas company secretary since it was listed in 2001. Previously Marie has been employed by Safair, Fedfood Ltd and the Bidvest Group.
Kumba Iron Ore
In January 2006 Kumba announced the appointment of Ras Myburgh as CEO (designate) of Kumba Iron Ore and general manager of Sishen Iron Ore Company from February 2006. Fergus Marupen, currently Kumba Resources general manger for human resources, will be appointed as general manager, human resources (designate) at Kumba Iron Ore
Kumba Iron Ore - Brief biographies are as follows:
Ras Myburgh: BEng (Elec); BSc (Hons) (Energy Studies); MBA; EDP. Prior to his appointment as Kumba Iron Ores chief executive officer (designate), Ras was Kumba Resources general manager responsible for transformation and empowerment, having played a major role in restructuring the company. He chairs the board of directors of two Kumba subsidiaries, and has served on the board of directors of Sishen Iron Ore Company since June 2004. Other prior Kumba positions include general manager of Kumba Coal and general manager responsible for continuous improvement.
Fergus Marupen: BA (Hons Psych); BEd; MDip (HR); MBA; Advance Management Programme. Fergus joined Iscor in 1994 as personnel officer-in-training and was appointed general manager human resources at Kumba ten years later.
Editors Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Kumbas empowerment transaction will establish Newco as South Africas flagship empowerment mining company with an enterprise value of approximately R16 billion - this will be South Africas largest black-owned, controlled and managed company. Newco will be controlled by broad-based BEE groups via BEE Holdco, the black controlled holding company holding 55% of Newco. Womens groups will hold a 17.8% effective and fully funded interest in BEE Holdco.
www.kumbabee.com
Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Sponsor: J.P.Morgan Equities Limited
Date: 23/02/2006 02:00:07 PM Produced by the JSE SENS Department

23/02/2006 Source: JSE NEWS SERVICE